82-34833


FIRST MAJESTIC
RESOURCE CORP


05011409

September 20, 2005


SEC MAIL PROCESSING
RECEIVED
SEP 21 2005
WASH, D.C. 156 SECTION

VIA COURIER

Securities & Exchange Commission – Headquarters
450 Fifth Street, NW
Washington, DC 20549

Re: Rule 12g3-2(b) Filings to September 20, 2005 for First Majestic Resource Corp. (the "Company")

As the Company is deemed to be a foreign private issuer, we enclose copies of the filings required pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934.

Thank you.

SUPPL

Yours truly,

FIRST MAJESTIC RESOURCE CORP.

Jude Fawcett
Corporate Secretary
Enclosures

PROCESSED
SEP 22 2005
THOMSON
FINANCIAL

dlw 9/22

FIRST MAJESTIC RESOURCE CORP | 885 WEST GEORGIA STREET, SUITE 1480, VANCOUVER, BC CANADA V6C 3E8
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GEOLOGICAL EVALUATION OF THE LA PARILLA PROPERTY
STATE OF DURANGO
MEXICO

INEGI Map Sheet F13B23
UTM 262400 N/ 592000 E

Prepared for First Majestic Resource Corp.
1480 – 885 West Georgia Street
Vancouver, B.C., V6C 3V7

By

J.N. Helsen, Ph. D., P. Geo.
Consulting Geologist
April 17, 2005

TABLE OF CONTENTS

List of Tables

List of Photographs

List of Appendices

SUMMARY

The La Parilla Group of claims, acquired by First Majestic Resource Corp of Vancouver in 2003, contains about 283 hectares and is located at the border of the Meseta Central and the east flank of the Sierra Madre Occidental. The mine site within the claims group lies in an area, only ± 75 km SE of Durango, with excellent infrastructure, and only ± 4 km from the main artery from Durango to Zacatecas, both cities with a long mining history.

La Parilla ore that feeds the small mine operation consist of both oxides and sulfides with Ag+Pb+Zn and (traces of Cu+Au). This mineralization occurs in a vein structure that runs mostly between the contact of a dioritic intrusive with limestone/skarn rocks. The major vein structure in the area is the Los Rosarios system which runs N65°W/60°→70°NE. In the Los Rosarios mine the mineralized system is 600 m long, and consists of two ore shoots #1 and #2. The system has a width which varies between a few cm to about 20 m when taking mineralized wall rock into consideration. The Los Rosarios mine is the most important of all vein systems on the property. From this system

This mine has been operated from 1956 to 1999, - an estimated 700,000 tonnes were taken from this mine during this period -, when it was put on maintenance and care due to low silver prices. During the pre-production period a general rehabilitation and upgrading program was carried by F.M.R.C. out in the mine and plant. This started early in July 2004 when the mill began operations at 180 tonnes per day. An increase to 360 tonnes per day is planned for the summer of 2005. Development in the mine consisted of sampling in order to increase the resources which will be tested this summer as recommended in this report, to convert inferred resources into a higher category.

Additional resources have been outlined to keep the mine running as a small producer for the time being. Mineralization remains open at depth but also along the strike of the vein. This represents a strong incentive for additional exploration and drilling.
Measured resources: calculated in sulfides, total 61,830 tonnes at 351 g/t silver.
Indicated resources: in sulfides, contain 58,597 tonnes at 321 g/t silver.
Inferred resources: in sulfides, 75,046 tonnes at 323.7 g/t silver.
Inferred oxide resources: 565,595 at 265 g/t silver.

Positive evidence for a potential third ore shoot in the Los Rosarios vein structure area consisted of high silver results in the La Rosa old workings near surface (809 g/t Ag), east of the Nr. 1 and Nr. 2 ore shoots, and in the favorable Ag results of two drill holes in oxides and sulfides with mineralization open at depth. The most recent development work, however, in the form of a ramp over 150 m, contains mineralization over 123 m with a grade of 376 g/t Ag over a width of 1.83 m. This evidence shows that the suspected ore shoot Nr. 3 appears to be a reality with mineralization open at depth, and an obvious target for further development.

In the area occur other vein systems in similar geological environments which contain also good Ag values, such as San Marcos, San Josė, and San Nicolás. These sites are very grass roots mineral occurrences and represent excellent targets for exploration work since very little is known about them. Some of these vein systems because of their strike/dip features may join up with the Los Rosarios system creating a triple point with potentially good mineralization.

INTRODUCTION AND TERMS OF REFERENCE

This report was prepared at the request of First Majestic Resource Corp. and conforms to the guidelines for technical reports set out in the National Policy Instrument 43-101. The report discusses the geological setting of the La Parilla property, State of Durango, Mexico, and it's potential to increase the resources for the producing mine.

This report is based on a property visit of two days plus travel time of two days of the La Parilla mine site and surrounding areas. The visit took place on February 25 and 26, 2005.

The major source of information for the present report is based on the "La Parilla Geologic Report, Durango, Mexico – First Majestic Resources México S.A. de C.V." by Ing. Florentino Muñoz Cabral, Director General, Exploraciones Geológico-Mineras de Occidente, S.A. de C.V., and on drawings on a CD accompanying the above mentioned report. It is herewith clearly stated that all the drawings are courtesy Ing. F. Muñoz Cabral unless otherwise indicated. Whenever a text from this report was quoted it has also clearly been stated in the present author's report. Any minor changes were only made to clarify the text and have been marked in italics.

Other sources of information are mainly on general geology, tectonics, and mineralization in Mexico, and are from the personal files of the author, gathered over the many years of exploration work, field trips and conferences in Latin America. All sources have been duly mentioned in the text and in the List of References.

DISCLAIMER

The author relied on copies of 'official' documentation supplied by the owners and/or managers of the property concerning the status, ownership and location of the mineral title(s) comprising the property but has not independently verified or attempted to verify the accuracy, completeness or authenticity of said documentation and makes no representations or warranties as to the ownership, location or status of the claims discussed in this report. The author is not aware, however, of any information that would lead him to believe or lead him to suspect that the claim information as presented is not accurate or is unreliable.

LOCATION AND PROPERTY DESCRIPTION

The La Parilla mining district is located in the south-eastern part of the State of Durango close to the border with the state of Zacatecas.

The La Parilla mine site and town are situated in the Nombre de Diós municipality some 60 km southeast of the City of Durango as the crow flies. The centre of the claims group has the following coordinates: UTM NAD27 Northing 2624000 / Easting 592000 (Fig. 1). The corner points are: 2'622,000N, 2'626,000N, 590,000E, and 594,000E.

The elevation of the area varies between 1,800 m and 2,200 m above sea level (a. s. l.)

The claims of the entire present concession are given in Table 1 below.

Table 1. Claims of the San José de La Parilla mining claims group.

Claim Name	Concession	Hectares
Protectora 2	169302	32.3560
Extensión Rosa	169303	6.0000
Rosa y Anexas	169304	4.0000
Rosario	169305	5.3670
Salvador	169306	1.0000
Ampl. De los Rosarios	169307	4.0000
Los Michosos	169308	15.9673
San José	169309	6.0000
San Marcos	169310	10.0000
La Protectora	169311	83.0000
Ampl. del Rosario 2	169312	7.5000
San Nicolás	169313	95.4983
Los Rosarios	171082	11.0000

One claim of 16 hectares is not owned by First Majestic Resource Corp. It is located between the Rosa & Annexes (to the west) and Rosa Extension (to the east) (cuadrangle with yellow rim in Fig.2). Negotiations are in process in order to acquire this claim because it lies on the extension of the Los Rosarios vein system east of the ore shoots 1 and 2.

The present situation of these negotiations is not known to the author.

Other claims belonging to a large Mexican group with properties all over the country exist around the La Parilla group but they do not interfere significantly. Exact details about this group are not known to the author at the present moment.

In Mexico the exploration or mining company has to obtain several permits before any exploration or exploitation can start. All these necessary permits are in place. Similarly the environmental issues comply with the federal regulations of SERMANAT Norma 120 (federal government regulations).



ARIZONA
NEW MEXICO
Tucson
Las Cruces
El Paso
Ciudad Juárez
Carlsbad
Hobbs
Odessa
Pecos
Nogales
SONORA
Hermosillo
Guaymas
Ciudad Obregón
Navojoa
Los Mochis
Culiacán
Mazatlán
La Paz
Chihuahua
CHIHUAHUA
Delicias
Hidalgo del Parral
Torreón
Gómez Palacio
DURANGO
Durango
Fresnillo
NAYARIT
Tepic
Zapopan
Guadalajara
ACIFIC

Figure 1. Map of NW Mexico with the location of the La Parilla town and mine site.

ACCESSIBILITY, CLIMATE, PHYSIOGRAPHY, LOCAL RESOURCES & INFRASTRUCTURE

Access: the La Parilla mine site can be reached via the good, paved Highway N° 45 which is the main highway between the cities Durango and Zacatecas. At KM 75, coming from Durango, one turns off to the south to reach after about 4 km the village of San José de La Parilla. From here one arrives at the mine site after another km on a gravel road. The mine offices and plant are situated at ± 2,145 m a. s. l. Travel time from the city of Durango is about one hour and a half.

Physiography: the area of interest lies at the edge of the Sierra Madre Occidental Province and the Mesa Central Province. Locally, the mining district forms part of the "Sierras y Llanuras de Durango" sub-province.

Most drainage systems flow toward the West into the Gulf of California with only two exceptions, one of which occurs in Durango State. This is the Río Nazas which drains into the Laguna de Mayrán (Torreón). The west draining streams have deeply eroded the topography of the eastern flank of the Sierra Madre Occidental and the Sierra itself while flowing towards the Pacific Ocean, thus creating the present day deep canyons and barrancas.

Climate: the climate is semi dry with an annual rainfall of 580 m and a yearly average temperature of 18° C. Rain falls are more common during the summer months but the rain storms during the 2004 - 2005 winter months must have been an exception both in frequency and amount of water accumulation.

Vegetation: because of the dry conditions, vegetation is sparsely distributed. It consists predominantly of cactus, grasses and farmland in the lower lying areas. At higher altitudes vegetation consists of pine and various types of oak trees (encina and roble).

Infrastructure: as mentioned previously, road access is very good via Highway N° 45 to Durango. Electric power is already available at the mine site. The water supply comes from a well in a nearby valley and is considered sufficient to meet the demands of continued mine operation as well as future exploration purposes.

Accommodation and other services: Some basic facilities such as room and board can be provided by locals in the La Parilla town. The nearest place with hotel accommodation, restaurants, telephone facilities, etc. can be found in the town of Vicente Guerrero at some 12 km south of the La Parilla mine site.

HISTORY

The Spanish founded cities such as Durango (1563), Zacatecas (1548) and others as early as the middle of the 16th Century as a direct consequence of their insatiable search for precious and other metals. Many mineralized vein deposits, and other types of deposits with abundant silver, were discovered in the east flanks of the Sierra Madre Occidental and opened many important mining districts in the region such as Zacatecas, Sombrerete, and Fresnillo. Many of the present day deposits have a history that goes back to their discovery centuries ago.

La Parilla is no exception. Its 20th century history, however, apparently goes back to the early twenties but little information is available. The Potosí Mining Company carried out several geological surveys and worked the Vacas and Las Animas mines. ASARCO, now Industrial Minera México, has been operating in the region since the fifties. It held most of the concessions.

No records are available with regard to production data. Information obtained from several old and/or private ASARCO reports and reports of the Consejo de Recursos Minerales, as well as some recent information as provided by the previous owner of the concessions (Gámiz family), made it possible to estimate tonnage and grade figures for the Los Rosarios and La Rosa mine (Table 2). The estimates are based on the size of the old stopes. For the San Marcos and San José workings the estimates are based on information in an internal ASARCO report (1960).

Table 2. Tonnage and grade of past production as estimated from previous reports and information.

Mine	Tonnes	Ag g/tonne	Pb %	Zn %
Los Rosarios	530,000	450	2.6	2.8
San Marcos	100,00	250	2.2	0.5
San José	50,000	100→150	2.0	0.8
La Rosa	20,000	350	2.5	2.0

GEOLOGICAL SETTING

Regional Geology

The Sierra Madre Occidental, according to Z. de Csema (1989) is a linear volcanic, partially dissected plateau (mesa, planicie, or altiplano) elongated in a NNW direction. It is about 1,200 km long and varies in width between 200 and 300 km. Its average altitude is around 2,000 m a. s. l. but occasionally peaks reach ± 3,000 m a.s.l. It is a very broad anticlinal uplift with a gently dipping eastern flank whereas the western flank is much more steeply dipping. The entire structure is cut by numerous longitudinal faults. In the east, where the adjacent faulted fold mountains and intervening valleys and basins are at general elevations between 1,500 and 2,000 m a.s.l., the down drops are minor. In the west, however, the down-drop is impressive. The Sierra Madre Occidental is considered to represent an old magmatic arc. Figure 3 gives an idea of the cross section from the western edge of the Meseta Central through the Sierra Madre Occidental to the Gulf of California (Clark, 1994?).

Stratigraphically it consists of a Lower Volcanic Series, of Late Cretaceous to Eocene age, 1.0 to 1.5 km thick, and made up predominantly by andesitic rocks. The andesites are overlain by a Upper Volcanic Series, 1 km thick, which is dominated by Oligocene ash-flow tuffs of rhyodacitic composition. From Late Miocene time onward basaltic rocks were extruded. Mineralization in this province is confined mainly to underlying andesites and plutonic host rocks. Fissure vein deposits in the Sierra Madre Occidental, exhibiting two major assemblages i.e. a Ag-Au assemblage and a Pb-Zn-Ag-Au one, occur on both east and west flanks, and vary respectively in age from 49 m.y. to 28 m.y (east flank) (Clark et al., 1979).

Due to a regional uplift (Late Eocene) and subsequent erosion the present day deep canyons and barrancas particularly in the western part of the planicie were created. The margins of the Sierra Madre Occidental are affected by extension.

The Mesa Central in general consists of wide plains interrupted by sparse sierras. It can be subdivided in three regions:

- Southeast region: dominated by rocky prairies, hills with complex lithology, and an extensive plateau system.
- Central region: consists predominantly of a broad caliche prairie, sparsely dotted with small sierras, and elongated low, flat, strips or bajios (fertile flat areas).
- Northern region: more rugged and consisting of a complex of sierras, plateaus, and hillocks. The highest peak reaches an altitude of 2,900 m a.s.l. The floor of this region overlays a caliche facies.

District or Property Geology

The term district as used in the report by F. Muñoz Cabral refers predominantly to the geology of the area in and around the mine and the surrounding area with similar geology as affected by the most important event, the dioritic intrusion, and is basically similar to the term property geology as used in B.C. This term is kept in the present report to avoid any confusion.

S.W. | Coastal Plain | Parallel Ranges and Valleys | Barranca Section | Sierra Madre Occidental Plateau Section | Altas Llanuras | Mesa Central | N.W.

3,000 m
2,000 m
1,000 m
Sea Level

Cucharas, Ny.
Lampazos, Son.
San José de Gracia Sin.
Ocampo, Chih.
Tayoltita, Dgo
Guanacevi, Dgo.
El Tovar, Dgo.
Parral, Chih.
Chalchihuites, Zac.
Fresnillo, Zac.

Qc PЄs Tg Qb Tlv Pal Kl ₸-J K-Tigr Toaf Tlv (?)Tpg C Toc (?) Jsm Tmb Tpg Ti Ku (?) ₸

EXPLANATION

Bedded Units

QUATERNARY	Qc	— Alluvium, gravels
	Qb	— Basalt
TERTIARY	Tg	— Gravels
	Tmb	— Basalt
	Toaf	— Ash-flow tuffs
	Toc	— Red clastics
	Tlv	— Lower Volcanic Series (andesitic)
	Tpg	— Conglomerate
CRETACEOUS	Ku	— Upper Cretaceous Sediments
	Kl	— Lower Cretaceous Sediments
JURASSIC	Jsm	— (?) Jurassic sediments (metamorphosed)
TRIASSIC	₸-J	— Upper Triassic-Jurassic sediments
	(?) ₸	— (?) Triassic volcanic greenstone
CARBONIFEROUS	C	— Argillite, sandstone, minor limestone

Bedded Units

PALEOZOIC	Pal	— Undifferentiated Sediments
PRECAMBRIAN	PЄs	— Sediments
	PЄm	— Metamorphic rocks

Intrusive Units

Ti	— Siliceous, intermediate stocks
K-Tigr	— Batholithic phases
PЄi	— Intrusive granite phases

Symbols

Barranca Section — Physiographic Division

/ — Normal Fault

El Tovar, Dgo — Mining District, State

0 — 50 Km.

Approximate Horizontal Scale
Vertical Exaggeration x 10

Figure 3. East-West cross section through the Sierra Madre Occidental.

Stratigraphy: The mining district of interest is located in the Sierras and Llanuras de Durango. The oldest sedimentary rock outcrops belong to the Cuesta del Cura Formation and consist of limestones of Albian-Cenomanian age. These limestones are dark grey with waving or ondulating strata, appear in well defined layers (10 → 40 cm in thickness), and are intercalated by black flint strata. This marine rock crops out in the northeast part of the area. The geology of the district is shown in Figure 4.

The Indidura Formation of Upper Cretaceous age, which is widely exposed in the district, overlays the Cuesta del Cura Fm. It is made up of a group of clayey limestones and calcareous shales with laminar and thin stratification, intercalated by bands of stratified limestone from 10 cm to 30 cm thick, and grey to dark grey in color.

The previously mentioned sedimentary rocks were intruded by an igneous intrusive rock of diorite composition. Its radiometric age (K/Ar) has been determined at 87 million years. This diorite consists predominantly of plagioclase and hornblende in a phaneritic holocrystalline texture. The intrusive makes up the central part of the district and has provoked the alteration and deformation of the Indidura and Cuesta del Cura Formation limestones. Along its contact a metamorphic halo has formed in which the main ore deposits are found. Numerous sills of the same dioritic composition are found as tabular intrusions that follow the bedding of the Indidura Fm. mainly along the edges of the main intrusive.

In the northeast part of the district occur Tertiary volcanic rocks, rhyolitic in composition, that cover the sedimentary rocks like a crown.

Structures: the *strike (orientation)* of the limestone strata can vary but is generally *N-S varying from N20°W to N20°E* with almost vertical dipping and local foliation caused by the intrusive.

The intrusive forms an elongated mass with a NE-SW orientation and measures 3 km in length and 1.8 km in width. On the east side, the intrusive penetrates between the limestone layers forming extended zones of sills with a strike equal to that of the bedding.

There are three main fracture systems that are related to the mineral deposits:

- A regional set of fractures with a N 60°→80°E and almost vertical dip, apparently recent because it goes through the most recent rocks which are Tertiary rhyolites. These rhyolites, however, appear to have little economic importance as observed from the very superficial mine workings in the rocks.
- The second fracture system has a strike and dip as follows: N45°→75°W and a dip of 50°→85° to the NE. The fractures are pre-mineralization because they cut the limestones, the intrusive and the skarn. Within this group occur the veins with the most economic importance in the district such as El Rosario, El Carmen, San Cayetano and San José.
- The third system of franctures run in a N-S direction and have a dip from vertical to 45° NE. This coincides with the orientation of the bedding of the limestones and partly with the diorite sills concordant with the limestone stratification. The important veins in this group are San Marcos vein, Quebradilla and San Nicolás.

ORE DEPOSIT TYPE AND MINERALIZATION

A description of the veins in the district will be given first.

Los Rosarios Vein

This vein is located in the northwest part of the district. The Los Rosarios vein is the most important one because it has been the most exploited one. It is a tabular structure due to its sporadic outcrops and mine workings, and has a known length of about one kilometer. The vein has a strike/dip of N65°W/60°→70°NE

The Rosario mine is known to have an extension of 600 m. Two ore shoots of 200 m long, each with a barren zone of 100 m separating them occur in the mine. The vein runs mainly in the diorite intrusive (H.W.) and in the limestone and skarn (F.W.) but the host rock can be completely intrusive or skarn in certain zones. The width of the vein varies from a cm scale at its east and west ends and in the barren central part to almost 20 m in the second ore shoot, which includes the mineralized part of the skarn caused through the influence of the vein itself (extension). These shoots represent swellings due to extension giving the appearance of the beads of a rosary, hence the name Los Rosarios. It has a depth of 200 m and the potential remains open at greater depths.

Two mineral zones occur in the vein. Their mineralogy is given below.

Sulfide zone: the predominant minerals are quartz and calcite with pyrite, sphalerite, galena, argentite accompanied by traces of silver sulfo-salts and chalcopyrite. This zone has been exploited lately to a depth of 200 and mineralization is open at depth.
Oxide zone: the oxide zone measures about 110 m average from its outcrop, but has not been exploited. The ore reserves (Muñoz Cabral) are described in a following chapter.

San Marcos vein and replacements

The San Marcos vein is located in the eastern part of the district. It consists of a tabular structure concordant with the limestone beds which have been metamorphosed by the intrusive. The strike of the vein is N-S / 70°E. It has a width which varies between 1 meter and almost 3 meters. From the mine workings and the existence of two ramps which reach a depth of 50 meters, it is known that its length reaches at least a length of 200 meters (Fig. 5).

The mineralogy consists of oxides in a gangue of quartz and calcite. In an ASARCO report the exploitation tonnage has been estimated at around 100,000 tonnes, with a grade of 250 g/t of silver and 2.2 % of Pb. Four samples collected by Ing. F. Muñoz Cabral in the mine workings, were analyzed for silver (Table 3). A recent follow-up and more detailed underground sampling program in the San Marcos vein, consisting of 30 samples and taken in a similar way as the samples in the Los Rosarios vein system, improve the mineralization potential for this vein system substantially. The data (Appendix VI) show an average for 14 sections (30 samples) of 308 ppm Ag, 0.69 ppm Au, 4.38 % Pb, 0.67 % Zn, and 0.06 % Cu over a width of 1.97 m (Fig. 5 B).


SAN MARCOS MINE
592,400 E
M-493
Skarn
72°
M-495
Limestone
70°
M-494
M-492
Skarn
UPPER
RAMP
592,400 E
2'624,000 N
2'624,000 N
LOWER
RAMP
0 8 20 40 m
Scale: 1:1,000

Figure 5. Upper and lower ramps at San Marcos Mine (1:1,000).

This more detailed follow-up work was carried out in the old workings but not in the ramps which appear still inaccessible. This work was carried out after the author's visit.

Considering the dimensions of its outcrop, a resource of close to one million tonnes can be estimated (F. Muñoz Cabral). It is necessary to test the potential of this area by a stage of exploration including direct mining works and diamond drilling.

San José vein system

The San José vein system occurs also in the eastern part of the district but approximately 800 m north of the San Marcos workings. It consists of a series of tabular structures concordant with the stratification of the limestones at their contact with diorite sills. It is an outcrop area measuring approximately 300 m by 100 m with a NW-SE strike, with veins of different widths varying from a few centimeters up to 2 meters as observed in several trenches and old workings. The mine workings are not accessible at the moment.

From the dimensions in the field a potential tonnage is estimated at half a million tonnes.

San Nicolás vein

This vein occurs in the southern part of the district, which is also associated with a diorite sill. This N-S running vein is almost vertical, 1.30 m wide, and contains oxides in a quartz and calcite gangue vein. It crops out over a length of 120 m and can be accessed via a shaft of 70 m deep and a crosscut of approximately 100 m long. Two samples were taken, one at the bottom of the shaft and one at the dumps site. The silver values are given in Table 3.

Table 3. Silver values in earlier samples at various vein sites (collected by Ing. F. Muñoz Cabral/ EGOSA).

Sample	Vein	Width (in m)	Ag (in g/t)
492	San Marcos	1.20	141.50
493	San Marcos	2.10	111.20
494	San Marcos	1.90	134.10
495	San Marcos	1.50	98.40
496	San José	Dump site	192.70
497	San José	Dump site	148.30
490	San Nicolás	Dump site	153.70
491	San Nicolás	1.30	305.00

Table 4. Structural characteristics of the veins in the La Parilla district.

Vein system	Strike	Dip	Thickness	Length
Los Rosarios	N65°W	60°→70°NE	cm scale → 20 m	1,000 m
San Marcos	N-S	70°E	1 → 3 m	> 200 m
San José	NW-SE	n.a. (steep)	cm scale → 2 m	> 300 m (?)
San Nicolás	N-S	± 90°	1.30	120 m in O.C.

Geological Model

When considering the geology of Mexico, Clark and Melendez (1991) indicate that the most common expression of mineralization in Mexico occurs in the form of fissure vein type deposits, which they then subdivide into two categories or assemblages for the Sierra Madre Occidental. These assemblages are: a Ag-Au assemblage and a poly-metallic assemblage with Pb + Zn + Ag ± (Cu).

Muñoz Cabral (April 2004) describes the deposits in the La Parilla district as hydrothermal veins and mesothermal replacements, with a structural control for the Los Rosarios vein in the form of a fault with a strike/dip of N65°W/60°→70°NE. The mineralization is typical mesothermal and consists predominantly of a gangue of quartz and calcite containing pyrite + galena + sphalerite + argentite + (traces of chalcopyrite + Ag sulfosalts). Considering the mineralization characteristics, a potential for mineralization reaching a hypothermal, higher temperature zone can be expected at depth.

As mentioned previously, other mineralization controls exist in the form of the stratification of the limestone beds along which dioritic sills could and did intrude. In this way the most calcareous layers were replaced and economic minerals were introduced as for example in such areas as San Marcos and San José.

There is no doubt that the Los Rosarios structure and other structures in the district represent vein structure characteristics. On the other hand there are several other features of importance and accompanying the vein structure, which may be helpful in future exploration. Among these features are the adjacent skarnification of calcareous rock by the diorite intrusion, replacement of limestone due to the injection of diorite sills along limestone beds, as well as mineralization within the intrusive body and the skarn/limestone well outside the vein structure itself. In this regard the following comments are important. Nearby a sample taken by the present author, a small drill hole was found which went 6 feet into the skarn/limestone wall to test the continuity of the mineralization. Veinlets and stockwork were encountered with Ag mineralization up to 120 g/t. Similarly, a cut was driven into the diorite (H.W.) for 3 m. The mineralization averages apparently ± 120 g/t Ag.


ORE shoot 3

Photo 1. Looking about southeast towards the plant facilities and the oreshoots 1 and 2 in the background.

Photo 2. Looking northwest to north with crushers in the fore ground and plant downhill.



EXPLORATION

GEOPHYSICAL SURVEY

In the knowledge of the present author no geophysical survey was carried out neither by First Majestic Resource Corp. nor by the last owners.

GEOCHEMICAL SURVEY

Some limited geochemical work was done in and around other areas some of which show historical development such as the San Nicolás and San Marcos prospects.

In the past some sampling was carried out by the Consejo the Recursos Minerales in the old Santa Rosa workings (samples 1-49 underground) as marked on an old map which is falling apart (Fig 6). On this map occur also the locations of two d.d.h. #4 and #6 in oxides and sulfides. Values of the underground survey are marked on this same old map, but the width of these 43 samples can no longer be read. At the bottom of this table are the weighted average values of Ag, Pb, Zn, and Fe. The average values are, over 1.04 m: 480 g/t Ag, 1.0 % Pb, 0.9 % Zn, and 6.4 % Fe. Of interest, however, is the fact that these high silver values occur in the upper part of what appears to be the expression of a potential third ore shoot to the east of the other two ore shoots. This evidence and the two drill holes penetrating mineralized depths hitherto not expected favor the idea of a potential 3rd ore shoot.

Another sample (#49), also taken by the Consejo de Recursos Minerales (Mexico) in the area of the old Santa Rosa workings, contains 806 g/t Ag over a width of 90 cm. In this area apparently only a width of ± 1 m was worked in order to get the highest grade, because the ore was carried out by the miners up the ladders (pers. communication Ing. Miguel del Río).

DEVELOPMENT

The La Parilla mine was operated from 1956 to 1999 when it was put on care and maintenance due to low silver prices. Total tonnage mined during that period is estimated at approximately 700,000 tonnes with an average grade of 300 g/t silver, 1.5 % lead and 1.5 % zinc. Most of the ore was extracted from the main Los Rosarios vein structure. During the initial pre-production stage, which started in early July 2004, the mill began operations at 180 tonnes per day. Initially, stockpiles above ground from previous mining operations were processed while new accesses within the mine were developed. When new ore could be mined it was mixed with the ancient stockpile which over the years, some more than 50 years, had become very acidic and interfered strongly with the recovery (only 40%) of the silver in the plant. In order to decrease the acidity of the ore going to the plant it was mixed with more recently mined ore.



Figure 3. Dump of the old La Rosa workings (to the right) where samples #1→#43 were taken nearly on top of the potential ore shoot 3. In these workings only 1 m width was exploited.

Figure 4. Entrance towards sample site #49 (806 g/t Ag over 0.90m) above the dump.




LA ROSA Workings
OXIDOS
LONGITUD = 132.0 m.
OXIDOS Y SULFUROS
CLAVO No 3
BLOQUE A-3
LONGITUD = 60.0 m.
SULFUROS
L.Y.H.C-150
BNO. No. 4
LONG. = 232 m.
POTENCIA = 3.0 m.
BLOQUE B-3
POTENCIA MEDIA ESTIMADA = 1.50 m.
AREA = 30420 m²
VOLUMEN = 45 630 m³
DENSIDAD = 2.5
114 075 TONS. METRICAS
-FACTOR DE SEGURIDAD = 20%
NETO = 91 260 Ton.
POSIBLES CON:
LEY MEDIA ESTIMADA
Ag. gr/ton. 100-150
Pb. % 0.3-0.5
Zn. % 0.3-0.5
OXIDOS Y SULFUROS
L.Y.H.C-150
BNO. No. 6

Figure 6. La Rosa old workings and locations of d.d.h. #4 and d.d.h. #6

Silver recovery improved to 60 % in this way. The ore is treated by a Merrill-Crowe zinc precipitation process. A flotation circuit is expected to start up later on in the current year (2005).

During the initial stage the following improvements were carried out: overhauling the primary and secondary crushers, upgrading the conveyors and electric systems, relining both ball mills and installing new bearings, improving the flotation circuit, installing new motors on the leaching tanks, building two of the four planned additional leaching tanks and building a new de-aeration tower.

In the nearby future production is planned to increase to 360 tonnes per day.

The bulk of development was carried out on Level 7, Level 8, and Stope 9 and consisted of the allocation of new resources and reserves. More details in this regard are given in the following chapter

An important part of the development, however, consists of the discovery of a third ore shoot. This part of the development was carried out in the La Rosa or Santa Rosa area. East of the ore shoots Nr. 1 and Nr. 2 occur old workings with good silver values (806 g/t Ag) and two diamond drill holes #4 and #6 which also contain good silver values and hint at mineralization at depth. This positive evidence, in the end, suggested the potential for a third ore shoot in the Los Rosarios vein structure area. The most recent development work, however, consisted of the construction of a ramp (150 m) which after systematic sampling showed to contain, over 123 m, 376 g/t Ag over a width of 1.83 m. This evidence shows that the suspected ore shoot actually represents a new ore shoot Nr. 3 to the east of the two previous ones, with mineralization open at depth and a new target for additional exploration and development (see also the section on Drilling).

DRILLING

No systematic drill program has been carried out so far on the property, to the knowledge of the author.

There are, however, two diamond drill holes collared before the acquisition of the La Parilla property by First Majestic Resource Corp. as mentioned previously.

East of the ore shoots one and two occurs an area which has hardly been investigated but which looks very interesting because of good silver values in underground workings near the surface and the information of the previously mentioned d.d.h.'s #4 and #6 which penetrate both oxides and sulfides. As stated before this area needs intensive exploration. Some of the characteristics of these two d.d.h.'s are given in Table 5 below.

Table 5. Two diamond drill holes in oxides-sulfides east of ore shoot Nr. 2 (pers. comm.. M. del Río)

Total Length (m)	From (m)	To (m)	Length (m)	Ag (g/t)	Environment
DDH # 4/ 232	199.80	201.51	1.71	150	Oxide+sulfide
DDH # 6/ n. a.	255.24	256.58	1.34	340	Oxide+ sulfide

SAMPLING METHOD AND APPROACH AND DATA VERIFICATION

With regard to the sampling method and approach for the calculation of the resources of the Los Rosarios mine the following text below was taken from the report by Ing. Florentino Muñoz Cabral (April 2004) of Exploraciones Geológico-Mineras de Occidente, S.A. de C.V. for First Majestic Resources México, S.A. de C.V. Only minor changes were made to the text in order to clarify certain parts of the text. These changes are given in italics. Blocks of text are also indicated between quotation marks.

The present author checked carefully the data and some calculations where discrepancies appeared to exist. Overall these discrepancies are few and minor; they have been pointed out for correction or, where obvious, have already been corrected. They are very minor and not a cause for concern.

Sampling method

"The sampling took place from February 4th to March 6th of the present year *(2004)*. Ten people were employed in this project *from* which four sampling teams were formed, two per ore shoot. Two geologists were in charge of the supervision of the sampling, the surveying of mine workings not plotted on maps, and the geologic mapping of the sampled locations.

The samples collected in the Santa Rosa ramp are compiled in the Appendix I. The samples and duplicates collected on Levels 7 and 8 and Stope 9, and samples in more outlying areas such as the workings and vein systems of San Carlos, San Nicolás, San Marcos, and San José are compiled in Appendix II.

The sampling was done in ore shoot 1 (west) on Level 8 for a distance of 160 longitudinal meters and in the stopes of Level 9 for a distance of 110 m. On ore shoot 2 (east), the sampling was done on Level 7 *over* a distance of 215 m and on Level 8 *over* a distance of 220 m. The data are given in Appendix II

Lines were marked every three meters and samples of variable length, depending on geological characteristics, were collected within the lines, with each sample not being larger than one meter. The channel's width was 0.30 m and an average of 4 kg of material was obtained out of a sample of 1.00 m.

The nomenclature of the line and samples was based on their level, their position in relation to the main shaft, and on the structure being Foot Wall or Hanging Wall. The following is an example:

7-W3-B = 7 (level)-W (west of the shaft) 3 (line number)-B (sample).

The samples were sent for pulp preparation (250 g) to the GM LACME Laboratories in Guadalajara, Jalisco for ALS-Chemex in Guadalajara which in turn were then sent to Vancouver for silver assaying using the FAGrav method *(fire assay gravimetric)*. A total number of 712 and 16 samples were obtained to evaluate the sulfides and the oxides respectively."

While on site the author requested some samples to serve as duplicates. These samples, three in total, were taken according to the procedures as outlined in the text above the next morning in the Santa Rosa Ramp. The author verified the sites, and assisted in the sample collection and is confident about the

correct site of the new sample and the adequacy of the sampling technique. The samples were collected on the basis of lithology and familiarity with the ore. These large samples taken by the La Parilla team, too large to take to Canada, were sent to LACME in Guadalajara for preparation and from there to an analytical lab either in Vancouver or Mexico. The results of the Santa Rosa Mine or ramp, comparison between duplicates and original samples and a comparison graph is given in Appendix V.

Table 6. Samples collected on site during the author's visit.

New Sample	Original Sample	Width	Ag g/t	Comments
280205-#1	326	0.65 m	197	Apparently a richer sample*
280205-#2	305	1.10 m	427	Should be medium sample*
280205-#3	271	0.70 m	711	Should be poorer sample*
280205-#4	Dump	Grab	207	Near old workings/ high Ag

* These are estimates apparently based on lithology and appearance.

Details on geology and sampling for both the Los Rosarios and Santa Rosa areas for the purpose of allocating additional resources, are given in Figure 7 to Figure 29 (all in pockets).

First Majestic Resources México S.A. de C.V.

Comparison of initial results and duplicate results of samples taken in the Santa Rosa ramp

Samples Muestras	Line Linea	Location Ubicación	Sample # No.ID	Width (m) Ancho (m)	Sample Number	Ag ppm	Au ppm	Pb %	Zn %	Cu %	Duplicates Duplicados	Ag ppm	Au ppm	Pb %	Zn %	Cu %
1	1	A	264	0.50	264	20	<0.05	0.17	0.1	0.01	1592*	28	<0.05	0.18	0.1	<0.01
8	2	C	271	0.70	271	796	<0.05	1.22	0.09	0.03	280205-#3†	711	<0.05	0.87	0.01	0.03
20	5	C	283	1.35	283	191	<0.05	0.4	0.11	0.03	1593	200	<0.05	0.41	0.11	0.03
40	12	B	303	1.00	303	193	<0.05	1.22	0.56	0.02	1594	230	<0.05	1.2	0.65	0.02
42	13	B	305	1.10	305	480	<0.05	1.89	0.81	0.02	280205-#2	427	<0.05	1.52	1.24	0.02
60	18	B	323	1.40	323	602	0.18	6.22	0.11	0.03	1595	589	0.24	5.33	0.1	0.03
63	19	B	326	0.65	326	218	0.13	2.71	0.25	0.04	280205-#1	197	<0.05	1.2	0.17	0.04
80	23	C	343	0.85	343	164	0.1	0.52	0.28	0.01	1596	261	0.07	0.44	0.23	0.01
100	30	A	414	0.65	414	110	<0.05	0.19	0.07	<0.01	1597	55	<0.05	0.14	0.06	<0.01
120	37	A	434	1.10	434	262	<0.05	0.19	0.08	<0.01	1598	224	<0.05	0.2	0.08	<0.01
140	50	A	1561	0.65	1561	20	0.07	0.14	0.12	<0.01	1599	11	<0.05	0.15	0.11	<0.01
157	57	C	1583	0.90	1583	53	0.1	0.16	0.03	<0.01	1600	17	<0.05	0.11	0.08	<0.01

*The duplicate samples 1592 ->1600 were taken by Exploraciones Geológico-Mineras de Occidente S.A. de (†The duplicate samples 280205-#1->#3 were collected by the author.



Comparison duplicates
Silver g/t
900
800
700
600
500
400
300
200
100
0
1
2
3
4
5
6
7
8
9
10
11
12
Samples
Original Samples
Duplicate Samples

MINERAL RESOURCES AND MINERAL RESERVES

Resources of the Los Rosarios mine, La Parilla, Durango

With regard to the calculation of the resources of the Los Rosarios mine the following text below was taken from the report by Ing. Florentino Muñoz Cabral (April 2004) of Exploraciones Geológico-Mineras de Occidente S.A. de C.V. for First Majestic Resources México S.A. de C.V. The same comments as given in the previous chapter are valid here as well.

Resource calculation

"Having obtained the results of the assays we began the resource calculation by selecting the length of the blocks according to the geological and structural characteristics of the ore deposit."

It should be mentioned that the resources and reserves as calculated, have been reviewed by Orequest Consultants, Vancouver (note of the present author).

"The blocks were classified in two *categories*:

Measured Resources – the ore body is exposed on two faces (levels) and, therefore there is knowledge reliable enough to allow a future production and economic viability planning.

Indicated Resources – the ore body is exposed on one face (level) *over the* whole length, and there is enough density and quality information – not only geological but on the sampling also – to allow a future production and economic viability planning. In this case an influence of 20 m vertically was given to the blocks except on the "Indicated 1" of the ore shoot 1 where the influence was limited to 10 m due to geological characteristics.

Two "Inferred Resources" blocks were included, one in each ore shoot, which are the result of the part of the mineral body in its whole width not exposed by the mining works as the levels and stopes; the whole width is only exposed on some sporadic crosscuts. These blocks will require future exploration through crosscuts or systematic hole drilling in order to change the blocks category to "Indicated Resources"

A weighted average was calculated in order to determine each line's grade:

$$\frac{(\text{sample A width x grade}) + (\text{sample B width x grade})}{(\text{A + B widths})}$$

Some foot wall and hanging wall samples were not included because they were *outside* the mineralized structure.

In order to obtain the grade of each block's face (level), a weighted average was calculated using the following formula:

$$\frac{(\text{line1 width x grade}) + (\text{line2 width x grade}) + (\text{line3 width x grade})}{(1 + 2 + 3 \text{ widths})}$$

The block's grade was obtained by weighting the faces (levels) of the block.
The height of the blocks in the "Measured" category was obtained through a series of 20 m sections included in this report. In the "Indicated" category the height of the influence was determined through 20 m given the characteristics of the ore deposit.

Due to the uniformity of the assay results, no nugget effect was observed. Therefore no factor was applied to the assays.

No tonnage dilution factor was applied either, because there are no precise data on mining and production.

In the case of oxide mineral, due to the lack of or sporadic Los Rosarios vein outcrops, the evaluation was only based on the San Carlos mining works in the Level 1 of the mine, the ramp (done for the purpose of access *to the* oxides) and just a few samples *at the* surface."

The analyses of the samples and subsequent calculations are given in the Appendices II and III, and a summary of the blocks in Appendix IV.

The La Parilla property belongs to the most common type of ore deposit, fissure vein structure, in Mexico with a poly-metallic mineralization consisting of Ag, Pb, and Zn but traces of Au and Cu.

The most important vein structure in the district is the Los Rosarios structure, with a roughly E-W strike and steep dip running

The total resources as calculated by Ing. F. Muñoz Cabral are shown in Table 7 below. A detailed summary is given in the Appendix IV. The cut-off used, is 200 g/t silver (pers. com. M. del Río) .

Table 7. Total resources as calculated by Ing. F. Muñoz Cabral and reviewed by OreQuest Consultants.

Resources Category	Tonnes	Ag grams/tonne
Total Measured Resources	61,830	351.00
Total Indicated Resources	58,597	321.00
Total Inferred Resources	75,046	323.70
Total Inferred Oxides	569,595	265.30

INTERPRETATION AND CONCLUSIONS

The La Parilla district or property consists of a group of claims totaling ±283 hectares, and is located in the State of Durango, at the edge of the Meseta Central and the Sierra Madre Occidental. It lies in a region with excellent infrastructure, other well known mineral deposits, and year round good climate. The most important activities in the region consist of agriculture, cattle ranching, textile and paper industry, and last but not least mining. Mining in Durango goes back to the mid to late 1500's.

The most important mineralized structure is the Los Rosarios vein system. This fissure vein system with poly-metallic mineralization of Ag, Pb, Zn, and traces of Cu and Au belongs to the most common and typical mineralization type in Mexico. It has a strike dip of N65°W/60°→70°NE. The width of this structure varies from cm scale in barren sections to ore shoots reaching a width of almost 20 m when including the mineralization in skarn. The depth of the ore shoot 2 reaches 200 m and is open at depth. The known length of the Los Rosarios vein system in the mine extends over 600 m with ore shoots of 200 m long with barren zones of 100 m each. The vein, however, has a known length of 1,000 m.

This hydrothermal vein system is structurally controlled by the contact zone of a diorite intrusion (H.W.) and skarn-limestone package (F.W.). Other controls exist in the form of sills following the stratigraphy of the limestone and causing replacement mineralization.

It is important to reconsider the evidence in old workings at or near the surface (such as sample #49 (La Rosa workings) with 806 g/t Ag over 0.90 m) and good Ag, Pb, and Zn values in two drill holes in oxides and sulfides, because this area is a good target area for additional exploration and development after establishing the potential ore shoot Nr. 3 as a real ore shoot on the basis of its mineralization at the east end of the structure.

Other vein systems occur in the district which include the San Marcos vein and replacements, San José veins system, and San Nicolás vein system with NW-SE and N-S strikes and mostly steep dips. These smaller vein systems have anomalous silver values and evidence of old workings exists. Unfortunately, little information exists on these vein systems. Very little work except some preliminary sampling was carried out. These vein systems are obvious targets for a well planned and intensive exploration program starting with a detailed geological mapping program, geochemical survey and eventually diamond drilling programs. It is also important to investigate potential junctions between the N-S vein systems and the Los Rosarios structure system.

Only the San Marcos vein system, in the meantime, has been the target of a follow-up and more detailed sampling program consisting of about 30 samples (14 sections). The results of this sampling program showing an average of 308 ppm Ag, 0.69 ppm Au, and 4.38 % Pb over a width of 1.97 m are better than the earlier samples.

Additional resources have been outlined to keep the mine running as a small producer for the time being. Mineralization remains open at depth and this represents a strong incentive for additional exploration and drilling.

Measured resources: calculated in sulfides, total 61,830 tonnes at 351 g/t silver.
Indicated resources: in sulfides, contain 58,597 tonnes at 321 g/t silver.
Inferred resources: in sulfides, 75,046 tonnes at 323.7 g/t silver.
Inferred oxide resources: 565,595 at 265 g/t silver.

In summary, the Los Rosarios vein system and the other areas of mineralization are vastly under-explored and the potential for additional mineralization, even the discovery of new ore shoots is promising. Mineralization at depth is open in the Los Rosarios vein system. The east end of the mine begs for exploration in order to better outline the newly discovered ore shoot Nr. 3. The eastward extent of the vein has hardly been investigated. The other vein systems as well, have hardly been investigated.

In the opinion of the author, both mine and exploration management have been doing good work with regard to the upgrading and improvement of the mine facilities and allocating resources. Now is the moment to start a vast exploration program in an around the mine and the entire La Parilla district to increase drastically the resources.

The author is also convinced of the high degree of competence and experience of the mine and exploration teams involved in this project.

RECOMMENDATIONS

The following exploration/development recommendations are based on observations of Ing F. Muñoz Cabral and the present author.

Los Rosarios vein system

The purpose of the recommended work is to define the width of the vein system in both ore shoots at three levels to upgrade inferred resources.

Ore shoot 2: recommended work would consist of diamond drilling or cross cuts at 10 m intervals to cover ore shoot 2 at Levels 7 and 8 in order to indicate or prove the present inferred resources.

Ore shoot 1: make Level 9 accessible to carry out the same work in ore shoot 1, as mentioned for ore shoot 2 in order to indicate or prove the inferred resources.

Ore shoot 3: similar work is suggested for the newly discovered ore shoot 3 starting with surface drilling on a grid pattern to confirm its existence, and subsequently outline its resources of oxides and sulfides.

Extent of the open mineralization at depth: recommended work would consist of making two cross cuts at the strategically best place i.e. the widest point of the vein in the centre of each ore shoot. One on Level 9 in ore shoot 1 and one on Level 8. Each cross cut would measure at least 100 m in length and they must have such an angle so that a minimum depth of 200 m can be reached by fan drilling with three drill holes for each cross cut. This work may contribute to more than half a million tonnes.

Evaluation of the oxides: this evaluation should be carried out on a grid pattern because there is little outcrop at the surface and the area is rather inaccessible over its entire 600 m extent. Drill holes should reach a depth of minimum 110 meters. This work would indicate or prove the inferred 570,000 tonnes of oxides.

Vein systems in outlying areas

With outlying areas is meant the San Marcos vein and replacement, the San José veins system 800 m north of San Marcos in the eastern part of the property, and San Nicolás vein system in the southern part. These veins have in common the geology associated with the diorite intrusive and sills, and mineralization. Old workings exist but this is almost all what really is known.

The recommended exploration would consist of the following work, and maybe in that order.

- Detailed geological survey of each area with emphasis on structure, strike of veins including the tracing of the strike.
- Geochemical survey (soils) on a grid pattern over the veins particularly down hill, but also over the projected extension of the veins, until a possible intersection with the Los Rosarios vein system, wherever possible

- Looking into the possibility and or potential of silt samples in arroyos where it may make sense especially after the abundant rains during the past winter season.
- Diamond drilling would be a logical follow up of interesting results.

J. N. Helsen, Ph. D., P. Geo.

Consulting Geologist
International Mineral Exploration

3380 Newmore Avenue
Richmond, B.C., Canada
V7C 1M6
Tel/Fax: (604) 271 - 3384
E-mail: jhelsen@telus.net

CERTIFICATE of AUTHOR

I, Jan N. Helsen, P. Geol., do hereby certify that:

1. I am an independent consulting geologist with an office at 3380 Newmore Avenue, Richmond, British Columbia, Canada, V7C 1M6.

2. I graduated with a Licenciaat in Geology from the University of Leuven, Belgium in 1968. In addition, I have obtained a M. Sc (1970) and a Ph. D. (1976) in Geology, from McMaster University in Hamilton, Ontario. I taught for one year, as an associate professor, at Laurentian University, Sudbury and the following year at the University of Waterloo, both in Ontario.

3. I am a fellow of the Geological Association of Canada, member of the Society of Economic Geologists, member of the Association of Professional Engineers and Geoscientists of British Columbia, and a member of the Prospectors and Developers Association of Canada.

4. I have worked as a geologist for more than 35 years since my graduation from university.

5. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

6. I am responsible for the preparation of the technical report titled "Geological Evaluation Report of the La Parilla Property, State of Durango, Mexico" dated April 17, 2005. I visited the La Parilla property on February 25 and 26, 2005 plus two days of travel.

7. I have not had prior involvement with the property which is the subject of the Technical Report.

8. I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

9. I am independent of the issuer applying all of the tests in section 1.5 of National Instrument 43-101.

10. I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

April 17, 2005
Richmond, BC




PROFESSIONAL
PROVINCE
OF
J. N. W. HELSEN
BRITISH
COLUMBIA
GEOSCIENTIST

Jan N. Helsen

LIST OF REFERENCES

Exploraciones Geológico-Mineras de Occidente, S.A. de C.V., Ing Florentino Muñoz Cabral, April 2004, La Parilla Geologic Report, Durango, Mexico for First Majestic Resource Corp.

Ortega, F., Clark, K., Staude, J-M, 18-19 April 1994, Metallogeny of Mexico, Short Course # 16, M.D.R.U. (Mineral Deposit Research Unit), Department of Geological Sciences, U.B.C., Vancouver.

Zoltan de Cserna, 1989, An Outline of the Geology of Mexico, Chapter 9, pp. 233-264 in The Geology of North America, Vol. A, The Geology of North America – An Overview, The Geological Society of America, 1989.

Clark, K. F., and Menendez, L., 1991, Gold and Silver Deposits in Mexico, Asociación de Ingenieros de Minas, Metalurgistas, y Geólogos de México XIX Convención Nacional, 1991, Memorias Técnicas, pp. 138-192.

Clark, K. F., 1994?, Summary of the Lithology, Tectonic Framework and Metallic Deposits in Sierra Madre Occidental, Northwestern Mexico, in Metallogeny of Mexico, Short Course # 16, M.D.R.U. (Mineral Deposit Research Unit), Department of Geological Sciences, U.B.C., Vancouver, pp.31-50.

Clark, K.F., Damon, P. E., Schutter, S. R. and Shaffiqulla, October 1979, Magmatism in Northern Mexico in Relation to Mineral Deposits, Asociación de Ingenieros de Minas, Metalurgistas y Geólogos de México, Memoria Técnica, XIII Convención Nacional, Acapulco, Guerrero, pp. 8–57.

APPENDIX I

LA PARILLA, DURANGO

Analyses of the Samples and Duplicates
Taken in the Santa Rosa Ramp

by

ECOSA - Exploraciones Geológico-Mineras de Occidente S. A. de C. V.
Ing. Florentino Muñoz Cabral,
Director General

Analysis by ALS Chemex, México

FIRST MAJESTIC RESOURCES MEXICO S.A DE C.V.

LA PARRILLA, DURANGO, MEXICO

RAMPA SANTA ROSA RAMP

Total number of samples taken on 53 lines plus weighted averages for each line

Samples	Line	Location	I.D. Nr.	Sample #	Width (m)	Au	Ag	Pb	Zn	Cu
Mtras	Linea	Ubcion	No. ID.	N° muestra	Ancho (m)	ppm	ppm	%	%	%
1	1	A	**264**	264	0.50	<0.05	20	0.17	0.10	0.01
2	1	B	265	265	0.66	<0.05	6	0.05	0.03	<0.01
3	1	C	266	266	0.50	<0.05	5	0.03	0.02	<0.01
4	1	D	267	267	0.75	<0.05	11	0.12	0.03	<0.01
5	1	E	268	268	1.00	<0.05	6	0.05	0.01	<0.01
					3.41		**9**	**0.08**	**0.03**	
6	2	A	269	269	0.30	<0.05	193	0.47	0.12	0.01
7	2	B	270	270	1.00	<0.05	166	0.47	0.06	0.01
8	2	C	271	271	0.70	<0.05	796	1.22	0.09	0.03
9	2	D	272	272	0.80	<0.05	682	1.53	0.05	0.02
					2.80		**474**	**0.96**	**0.07**	
10	3	A	273	273	0.60	<0.05	112	0.24	0.12	0.01
11	3	B	274	274	0.60	<0.05	150	0.29	0.05	0.01
12	3	C	275	275	0.20	<0.05	78	0.14	0.06	0.01
13	3	D	276	276	1.00	<0.05	692	3.56	0.27	0.04
					2.40		**360**	**1.63**	**0.16**	
14	4	A	277	277	0.85	<0.05	88	0.23	0.07	0.01
15	4	B	278	278	0.78	<0.05	68	0.13	0.08	0.01
16	4	C	279	279	1.12	<0.05	124	0.44	0.14	0.02
17	4	D	280	280	0.85	<0.05	200	1.15	0.37	0.03
					3.60		**121**	**0.49**	**0.16**	
18	5	A	281	281	0.50	<0.05	93	0.20	0.06	0.01
19	5	B	282	282	1.40	<0.05	142	0.26	0.13	0.01
20	5	C	**283**	283	1.35	<0.05	191	0.40	0.11	0.03
					3.25		**155**	**0.31**	**0.11**	
21	6	A	284	284	1.20	<0.05	47	0.17	0.11	0.01
22	6	B	285	285	1.40	<0.05	106	0.17	0.09	0.01
23	6	C	286	286	1.35	<0.05	220	0.56	0.12	0.02
					3.95		**127**	**0.30**	**0.11**	
24	7	A	287	287	1.20	<0.05	388	1.70	0.18	0.02
25	7	B	288	288	1.50	<0.05	288	0.43	0.26	0.02
					2.70		**332**	**0.99**	**0.22**	
26	8	A	289	289	1.00	<0.05	73	0.97	0.24	0.02
27	8	B	290	290	0.80	<0.05	136	0.40	0.25	0.01
28	8	C	291	291	1.20	<0.05	214	0.51	0.54	0.02
					3.00		**146**	**0.63**	**0.36**	
29	9	A	292	292	0.90	<0.05	29	0.20	0.11	0.01
30	9	B	293	293	0.94	<0.05	107	0.74	0.36	0.02
31	9	C	294	294	1.35	<0.05	317	0.66	0.26	0.01
					3.19		**174**	**0.55**	**0.25**	
32	10	A	295	295	0.90	<0.05	115	0.45	0.20	0.01
33	10	B	296	296	1.37	<0.05	275	2.45	0.22	0.01
34	10	C	297	297	1.45	<0.05	723	5.32	0.25	0.03
					3.72		**411**	**3.08**	**0.23**	
35	11	A	1683	1683	1.00	<0.06	61	1.05	0.21	0.01
36	11	B	298	298	0.60	<0.05	102	1.16	0.29	0.03
37	11	C	299	299	**1.50**	<0.05	**60**	**0.53**	**0.22**	0.01
38	11	D	300	300	1.30	<0.05	1075	4.04	0.42	0.08
39	11	E	301	301	1.20	<0.05	92	1.09	0.27	0.02
					5.60		**307**	**1.63**	**0.28**	
40	12	A	302	302	0.60	<0.05	184	1.29	0.34	0.03
41	12	B	**303**	303	1.00	<0.05	193	1.22	0.56	0.02
					1.60		**190**	**1.25**	**0.48**	
42	13	A	304	304	0.90	<0.05	322	1.30	0.29	0.02
43	13	B	305	305	1.10	<0.05	480	1.89	0.81	0.02
44	13	C	306	306	0.85	<0.05	55	0.46	0.22	0.01
					2.85		**303**	**1.28**	**0.47**	
45	14	A	307	307	0.50	<0.05	216	0.52	0.97	0.02
46	14	B	308	308	0.75	<0.05	39	0.49	0.60	0.01

47	14	C	309	309	0.80	<0.05	109	1.90	0.24	0.01
48	14	D	310	310	1.10	<0.05	282	4.12	0.17	0.01
					3.15		**170**	**2.12**	**0.42**	
49	15	A	311	311	1.00	<0.05	163	0.51	0.62	0.03
50	15	B	312	312	1.40	0.14	1240	1.89	0.43	0.04
51	15	C	313	313	0.75	0.10	326	1.87	0.22	0.03
					3.15		**680**	**1.45**	**0.44**	
52	16	A	314	314	0.55	0.07	128	1.07	0.33	0.02
53	16	B	315	315	1.05	0.07	162	0.65	0.80	0.02
54	16	C	316	316	1.00	0.14	441	3.26	0.23	0.02
55	16	D	317	317	1.25	0.14	226	5.47	0.25	0.02
					3.85		**250**	**2.95**	**0.41**	
56	17	A	1684	1684	0.35	0.05	26	0.19	0.22	0.01
57	17	B	1685	1685	0.85	0.05	10	0.07	0.14	0.01
58	17	C	1686	1686	0.85	0.05	33	0.17	0.35	0.01
59	17	D	1687	1687	0.70	0.05	29	0.18	0.23	0.01
60	17	E	318	318	1.05	<0.05	41	0.72	0.29	0.01
61	17	F	319	319	1.30	<0.05	64	0.69	0.18	<0.01
62	17	G	320	320	0.55	0.07	60	0.94	0.31	0.02
63	17	H	321	321	1.40	0.07	201	2.18	0.23	0.02
					7.05		**72**	**0.80**	**0.24**	
64	18	A	322	322	1.00	0.13	122	1.31	0.23	0.02
65	18	B	**323**	323	1.40	0.18	602	6.22	0.11	0.03
66	18	C	324	324	1.40	0.14	176	2.17	0.16	0.02
					3.80		**319**	**3.44**	**0.16**	
67	19	A	325	325	0.35	0.13	920	0.75	0.22	0.02
68	19	B	326	326	0.65	0.13	218	2.71	0.25	0.04
69	19	C	327	327	0.80	0.10	320	0.90	0.11	0.03
70	19	D	328	328	0.70	0.23	188	0.60	0.12	0.02
71	19	E	329	329	0.85	0.14	208	0.26	0.09	0.01
					3.35		**307**	**1.01**	**0.15**	
72	20	A	330	330	1.00	0.17	809	1.24	0.41	0.02
73	20	B	331	331	1.00	0.10	531	0.99	0.28	0.02
74	20	C	332	332	0.90	0.16	184	0.82	0.15	0.02
					2.90		**519**	**1.02**	**0.28**	
75	21	A	333	333	0.50	0.20	898	1.61	0.31	0.02
76	21	B	334	334	0.95	0.35	625	0.80	0.48	0.02
77	21	C	335	335	1.45	0.10	320	0.62	0.32	0.01
78	21	D	336	336	1.00	0.07	251	1.32	0.76	0.02
					3.90		**451**	**0.97**	**0.47**	
79	22	A	337	337	0.94	0.11	859	1.45	0.56	0.02
80	22	B	338	338	0.61	0.07	602	3.41	0.48	0.03
81	22	C	339	339	0.83	0.10	263	0.48	0.15	0.01
82	22	D	340	340	1.30	0.06	75	0.43	0.25	<0.01
					3.68		**405**	**1.20**	**0.34**	
83	23	A	1562	1562	0.45	0.13	70	0.19	0.16	0.01
84	23	B	341	341	0.60	0.10	199	0.48	0.29	0.02
85	23	C	342	342	0.85	<0.05	468	0.77	0.24	0.02
86	23	D	**343**	343	0.85	0.10	164	0.52	0.28	0.01
87	23	E	344	344	0.75	0.07	75	0.35	0.17	0.01
88	23	F	345	345	1.00	0.17	107	0.43	0.19	0.01
					4.50		**189**	**0.48**	**0.22**	
89	24	A	346	346	0.70	0.10	332	0.49	0.12	0.01
90	24	B	347	347	1.10	<0.05	65	0.54	0.19	0.01
91	24	C	348	348	0.80	<0.05	71	2.91	0.42	0.07
92	24	D	349	349	0.70	0.10	212	1.02	0.24	0.02
93	24	E	350	350	1.00	0.07	177	0.39	0.12	0.01
					4.30		**160**	**1.02**	**0.21**	
94	25	A	402	402	0.50	0.18	103	0.26	0.14	<0.01
95	25	B	403	403	0.70	0.07	238	0.58	0.31	0.01
96	25	C	404	404	0.95	0.06	154	0.30	0.23	<0.01
					2.15		**169**	**0.38**	**0.24**	
97	26	A	405	405	0.25	0.07	50	0.25	0.13	<0.01
98	26	B	406	406	1.25	0.07	243	0.75	0.41	0.01
					1.50		**211**	**0.67**	**0.36**	

99	27	A	407	407	0.55	0.20	216	0.50	0.69	<0.01
100	27	B	408	408	0.65	0.07	787	3.72	0.18	<0.01
101	27	C	409	409	0.83	0.19	353	1.67	0.51	0.01
					2.03		**455**	**2.01**	**0.45**	
102	28	A	410	410	0.55	0.24	214	1.74	0.30	<0.01
103	28	B	411	411	0.98	0.10	380	1.50	0.24	<0.01
104	28	C	412	412	0.42	<0.05	24	0.38	0.26	<0.01
					1.95		**257**	**1.33**	**0.26**	
105	**29**	**A**	**413**	**413**	**1.05**	**<0.05**	**283**	**0.78**	**0.20**	**0.01**
106	30	A	**414**	414	0.65	<0.05	110	0.19	0.07	<0.01
107	30	B	415	415	0.95	<0.05	196	0.90	0.15	<0.01
108	30	C	416	416	1.00	<0.05	626	1.93	0.32	0.01
109	30	D	417	417	1.20	<0.05	168	0.66	0.27	0.02
					3.80		**286**	**0.97**	**0.22**	
110	**31**	**A**	**418**	**418**	**0.70**		**74**	**0.50**	**0.23**	
111	**32**	**A**	**419**	**419**	**0.70**	**0.10**	**426**	**1.44**	**0.92**	**0.02**
112	33	A	1564	1564	0.40	0.13	144	0.95	0.24	0.02
113	33	B	420	420	0.85	<0.05	479	1.96	0.45	0.03
114	33	C	421	421	1.10	<0.05	172	0.63	0.22	0.01
115	33	D	422	422	0.85	<0.05	536	1.36	0.21	0.01
					3.20		**347**	**1.22**	**0.28**	
116	34	A	423	423	1.00	<0.05	84	0.41	0.20	<0.01
117	34	B	424	424	0.70	<0.05	85	0.32	0.22	<0.01
118	34	C	425	425	0.80	<0.05	88	0.34	0.16	<0.01
					2.50		**86**	**0.36**	**0.19**	
119	35	A	1565	1565	0.40	0.05	256	0.19	0.06	0.01
120	35	B	426	426	0.75	0.10	344	1.67	0.45	0.03
121	35	C	427	427	0.85	<0.05	156	0.58	0.37	<0.01
122	35	D	428	428	0.94	<0.05	424	0.69	0.09	<0.01
					2.94		**303**	**0.84**	**0.26**	
123	36	A	429	429	0.60	<0.05	96	0.15	0.15	<0.01
124	36	B	430	430	1.00	0.14	738	0.33	1.78	0.02
125	36	C	431	431	0.65	<0.05	182	1.04	0.27	0.02
126	36	D	432	432	0.60	<0.05	18	0.29	0.19	<0.01
127	36	E	433	433	0.75	<0.05	134	0.45	0.23	<0.01
					3.60		**285**	**0.45**	**0.65**	
128	37	A	**434**	434	1.10	<0.05	262	0.19	0.08	<0.01
129	37	B	435	435	0.30	<0.05	400	0.35	0.13	0.01
130	37	C	436	436	0.70	0.25	795	1.59	0.59	0.02
131	37	D	437	437	0.70	0.07	176	1.15	0.34	0.01
132	37	E	438	438	0.80	<0.05	48	0.36	0.22	<0.01
					3.60		**313**	**0.70**	**0.27**	
133	38	A	439	439	0.35	0.10	47	0.89	0.22	0.01
134	38	B	440	440	1.05	0.07	59	0.25	0.08	<0.01
135	38	C	441	441	0.98	<0.05	24	0.41	0.08	<0.01
					2.38		**43**	**0.41**	**0.10**	
136	39	A	442	442	0.35	0.11	144	0.60	0.11	<0.01
137	39	B	443	443	0.65	0.14	149	0.69	0.11	<0.01
138	39	C	444	444	0.90	0.13	13	0.50	0.11	<0.01
					1.90		**84**	**0.58**	**0.11**	
139	40	A	445	445	0.60	0.11	136	1.34	0.08	<0.01
140	40	B	446	446	0.60	0.07	46	0.26	0.08	<0.01
141	40	C	447	447	1.00	0.07	16	0.10	0.07	<0.01
					2.20		**57**	**0.48**	**0.08**	
142	41	A	448	448	0.75	0.17	617	1.85	0.46	0.01
143	41	B	449	449	0.75	0.13	515	4.92	0.07	0.01
144	41	C	450	450	0.97	0.42	29	0.09	0.03	<0.01
					2.47		**355**	**2.09**	**0.17**	
145	42	A	1556	1556	0.55	0.32	1425	3.29	0.26	0.02
146	42	B	1557	1557	1.00	0.10	87	0.62	0.12	<0.01

147	42	C	1558	1558	1.20	0.30	23	0.18	0.04	<0.01
					2.75		**327**	**0.96**	**0.11**	
148	**43**	**A**	**1561**	**1561**	**0.65**	**0.07**	**20**	**0.14**	**0.12**	**<0.01**
150	**44**	**A**	**1563**	**1563**	**0.75**	**0.10**	**174**	**0.25**	**0.08**	**0.01**
151	**45**	**A**	**1566**	**1566**	**1.10**	**0.21**	**97**	**0.65**	**0.12**	**<0.01**
154	46	A	1569	1569	0.90	<0.05	84	0.46	0.24	0.01
155	46	B	1570	1570	0.90	<0.05	107	0.94	0.17	<0.01
156	46	C	1571	1571	1.00	0.23	33	0.55	0.06	<0.01
					2.80		**163**	**1.00**	**0.25**	
157	47	A	1572	1572	0.80	0.07	257	0.18	0.60	0.01
158	47	B	1573	1573	1.00	0.10	146	0.57	0.08	<0.01
159	47	C	1574	1574	0.62	0.24	50	0.58	0.11	0.01
					2.42		**158**	**0.44**	**0.26**	
160	48	A	1575	1575	0.95	0.11	55	0.91	0.20	0.01
161	48	B	1576	1576	0.85	0.16	118	0.98	0.08	<0.01
162	48	C	1577	1577	0.80	0.18	25	0.24	0.08	<0.01
					2.60		**66**	**0.73**	**0.12**	
163	49	A	1578	1578	0.55	0.17	51	0.52	0.09	<0.01
164	49	B	1579	1579	0.75	0.06	17	0.19	0.08	<0.01
165	49	C	1580	1580	0.90	<0.05	29	0.16	0.09	<0.01
					2.20		**30**	**0.26**	**0.09**	
166	50	A	1581	1581	0.90	0.07	25	1.06	0.05	<0.01
167	50	B	1582	1582	0.75	0.10	44	0.97	0.06	<0.01
168	50	C	1583	1583	0.70	0.10	53	0.16	0.03	<0.01
169	50	D	1584	1584	1.00	0.41	13	0.09	0.11	<0.01
170	50	E	1585	1585	1.00	<0.05	15	0.12	0.08	<0.01
					4.35		**28**	**0.46**	**0.07**	
171	51	A	**1586**	1586	0.90	0.07	26	0.16	0.06	<0.01
172	51	B	1587	1587	0.90	0.07	37	0.13	0.04	<0.01
173	51	C	1588	1588	0.80	<0.05	23	0.18	0.03	<0.01
					2.60		**29**	**0.16**	**0.04**	
174	52	A	1589	1589	0.90	<0.05	44	0.21	0.13	<0.01
175	52	B	1590	1590	0.90	0.07	20	0.08	0.03	<0.01
176	52	C	1591	1591	0.80	<0.05	22	0.11	0.03	<0.01
					2.60		**29**	**-**	**-**	
177	53	F	1688	1688	1.00	0.14	67	0.18	0.13	0.01
178	53	E	1689	1689	1.00	<0.05	29	0.15	0.14	0.01
179	53	D	1690	1690	1.00	<0.05	30	0.22	0.22	0.01
180	53	C	1691	1691	1.00	<0.05	12	0.09	0.06	<0.01
181	53	B	1692	1692	1.00	<0.05	10	0.05	0.06	<0.01
182	53	A	1693	1693	1.00	<0.05	46	0.18	0.07	0.01
					6.00		**32**	**0.15**	**0.11**	

APPENDIX II

LA PARILLA, DURANGO

Analyses of the Samples and Duplicates
Taken on Level 7, Level 8, and Stope 9, and in Some Other Areas
such as the Workings of San Carlos, San Nicolás, San Marcos, San José

by

ECOSA - Exploraciones Geológico-Mineras de Occidente S. A. de C. V.
Ing. Florentino Muñoz Cabral,
Director General
and
Analysis by ALS Chemex, México

FIRST MAJESTIC RESOURCE CORP.
SAMPLES LA PARRILLA, DGO.
By: Exploraciones Geológico-Mineras de Occidente

SAMPLE	SAMPLE	LEVEL u/g	LINE u/g	CHANNEL	WIDTH	Ag
Qty.	Number	Sfc. UTM E	Sfc. UTM N	Sfc. El.	metres	g/t
1	653	LEVEL 7	72E	A	1.00	6.10
2	654	LEVEL 7	72E	B	0.80	5.50
3	655	LEVEL 7	72E	C	0.80	4.40
					2.60	**5.40**
4	656	LEVEL 7	74E	A	1.00	85.40
					1.00	**85.40**
5	657	LEVEL 7	75E	A	1.00	163.50
6	658	LEVEL 7	75E	B	1.00	218.60
					2.00	**191.10**
7	659	LEVEL 7	76E	A	1.00	435.40
8	660	LEVEL 7	76E	B	1.00	180.20
					2.00	**307.80**
9	661	LEVEL 7	77E	A	1.00	135.10
10	662	LEVEL 7	77E	B	1.00	573.10
					2.00	**354.10**
11	663	LEVEL 7	78E	A	1.00	283.10
12	664	LEVEL 7	78E	B	1.00	203.70
13	665	LEVEL 7	78E	C	0.50	284.30
					2.50	**251.60**
14	666	LEVEL 7	79E	A	1.00	42.40
15	667	LEVEL 7	79E	B	1.00	220.70
					2.00	**131.60**
16	668	LEVEL 7	81E	A	1.00	337.20
17	669	LEVEL 7	81E	B	0.90	188.40
					1.90	**268.70**
18	670	LEVEL 7	82E	A	1.00	331.70
19	671	LEVEL 7	82E	B	1.00	99.80
					2.00	**215.80**
20	672	LEVEL 7	83E	A	1.00	181.50
21	673	LEVEL 7	83E	B	0.70	230.90
					1.70	**201.80**
22	674	LEVEL 7	84E	A	1.00	71.10
23	675	LEVEL 7	84E	B	0.90	308.40
					1.90	**183.50**
24	676	LEVEL 7	85E	A	1.00	278.30
25	677	LEVEL 7	85E	B	0.90	494.40
					1.90	**380.70**
26	678	LEVEL 7	86E	A	0.80	511.20
					0.80	**511.20**
27	680	LEVEL 7	87E	A	0.50	1342.90
					0.50	**1342.90**
28	679	LEVEL 7	88E	A	0.90	645.90
29	681	LEVEL 7	88E	B	1.00	597.00
					1.90	**620.20**
30	682	LEVEL 7	89E	A	1.00	17.10
31	683	LEVEL 7	89E	B	1.00	444.80
32	684	LEVEL 7	89E	C	0.90	143.50
					2.90	**203.81**
33	685	LEVEL 7	90E	A	0.90	318.70
34	686	LEVEL 7	90E	B	1.00	285.90
35	687	LEVEL 7	90E	C	0.80	303.80
					2.70	**302.10**
36	688	LEVEL 7	91E	A	1.00	737.60
37	689	LEVEL 7	91E	B	0.60	439.60
					1.60	**625.90**

38	690	LEVEL 7	92E	A	1.00	331.60
39	691	LEVEL 7	92E	B	0.80	254.70
					1.80	**297.40**
40	692	LEVEL 7	93E	A	0.60	50.10
					0.60	**50.10**
41	693	LEVEL 7	94E	A	1.00	8.60
42	694	LEVEL 7	94E	B	1.00	14.00
43	695	LEVEL 7	94E	C	1.00	16.10
44	696	LEVEL 7	94E	D	1.00	22.10
45	697	LEVEL 7	94E	E	1.00	20.10
46	698	LEVEL 7	94E	F	1.00	219.60
47	699	LEVEL 7	94E	G	1.00	47.10
48	700	LEVEL 7	94E	H	0.80	234.00
					7.80	**68.60**
49	701	LEVEL 7	95E	A	0.70	171.90
50	702	LEVEL 7	95E	B	0.80	579.30
					1.50	**389.20**
51	703	LEVEL 7	96E	A	0.80	67.50
52	704	LEVEL 7	96E	B	0.80	52.50
					1.60	**60.00**
53	705	LEVEL 7	97E	A	1.00	18.80
					1.00	**18.80**
54	706	LEVEL 7	98E	A	0.90	44.00
55	707	LEVEL 7	98E	B	0.70	233.00
					1.60	**126.70**
56	708	LEVEL 7	99E	A	0.90	137.40
57	709	LEVEL 7	99E	B	0.50	33.00
					1.40	**100.10**
58	710	LEVEL 7	100E	A	0.40	1360.00
					0.40	**1360.00**
59	711	LEVEL 7	101E	A	1.00	422.60
					1.00	**422.60**
60	712	LEVEL 7	102E	A	0.50	339.40
61	713	LEVEL 7	102E	B	0.60	332.70
62	714	LEVEL 7	102E	C	1.00	321.90
					2.10	**329.20**
63	715	LEVEL 7	103E	A	1.00	161.90
64	716	LEVEL 7	103E	B	1.00	624.40
					2.00	**393.15**
65	717	LEVEL 7	104E	A	0.80	493.40
66	718	LEVEL 7	104E	B	0.70	283.20
					1.50	**395.30**
67	719	LEVEL 7	105E	A	0.70	561.60
68	720	LEVEL 7	105E	B	0.70	472.60
					1.40	**517.10**
69	721	LEVEL 7	106E	A	0.90	376.90
					0.90	**376.90**
70	722	LEVEL 7	107E	A	0.60	445.00
71	723	LEVEL 7	107E	B	0.90	325.00
					1.50	**373.00**
72	724	LEVEL 7	109E	A	0.90	66.80
73	725	LEVEL 7	109E	B	0.80	64.60
					1.70	**65.80**
74	726	LEVEL 7	110E	A	1.00	567.70
75	727	LEVEL 7	110E	B	1.00	32.20
					2.00	**300.00**
76	728	LEVEL 7	111E	A	0.80	48.10
77	729	LEVEL 7	111E	B	1.00	119.80
					1.80	**87.90**
78	730	LEVEL 7	112E	A	1.00	48.80

79	731	LEVEL 7	112E	B	1.00	76.30
80	735	LEVEL 7	112E	C	1.00	70.40
					2.00	**65.20**
81	732	LEVEL 7	113E	A	1.00	159.30
82	733	LEVEL 7	113E	B	1.00	57.00
83	736	LEVEL 7	113E	C	1.00	47.80
					3.00	**88.00**
84	734	LEVEL 7	114E	A	1.00	446.00
85	737	LEVEL 7	114E	B	1.00	62.20
86	738	LEVEL 7	114E	C	0.70	49.90
87	739	LEVEL 7	114E	D	0.70	64.50
					3.40	**173.00**
88	764	LEVEL 7	115E	A	1.00	22.60
89	765	LEVEL 7	115E	B	1.00	300.40
90	766	LEVEL 7	115E	C	1.00	365.40
91	767	LEVEL 7	115E	D	1.00	361.30
92	768	LEVEL 7	115E	E	0.70	373.20
93	740	LEVEL 7	115E	F	0.80	100.30
94	741	LEVEL 7	115E	G	1.00	12.30
95	742	LEVEL 7	115E	H	1.00	1201.60
96	743	LEVEL 7	115E	I	1.00	291.60
97	744	LEVEL 7	115E	J	1.00	466.50
98	745	LEVEL 7	115E	K	1.00	202.00
99	746	LEVEL 7	115E	L	1.00	516.00
100	747	LEVEL 7	115E	M	1.00	1067.50
101	748	LEVEL 7	115E	N	1.00	98.20
102	749	LEVEL 7	115E	O	1.00	370.10
103	750	LEVEL 7	115E	P	1.00	151.80
104	751	LEVEL 7	115E	Q	1.00	419.30
105	752	LEVEL 7	115E	R	1.00	813.90
106	753	LEVEL 7	115E	S	0.70	134.40
					18.20	**389.00**
107	754	LEVEL 7	116E	A	1.00	121.00
108	755	LEVEL 7	116E	B	1.00	84.70
109	756	LEVEL 7	116E	C	0.70	41.00
110	757	LEVEL 7	116E	D	1.00	1037.00
111	758	LEVEL 7	116E	E	1.00	34.80
112	759	LEVEL 7	116E	F	0.80	128.00
					5.50	**256.10**
113	760	LEVEL 7	117E	A	0.70	130.60
114	761	LEVEL 7	117E	B	1.00	139.30
115	762	LEVEL 7	117E	C	1.00	72.30
116	769	LEVEL 7	117E	D	0.70	216.70
117	770	LEVEL 7	117E	E	0.80	330.30
					4.20	**171.20**
118	763	LEVEL 7	118E	A	0.70	634.60
119	771	LEVEL 7	118E	B	1.00	52.10
120	772	LEVEL 7	118E	C	1.00	174.00
121	773	LEVEL 7	118E	D	0.70	98.20
122	774	LEVEL 7	118E	E	0.70	106.10
					4.10	**198.40**
123	775	LEVEL 7	119E	A	1.00	265.10
124	776	LEVEL 7	119E	B	0.70	22.70
125	777	LEVEL 7	119E	C	0.70	59.70
					2.40	**134.50**
126	778	LEVEL 7	120E	A	1.00	111.90
127	779	LEVEL 7	120E	B	0.90	110.50
					1.90	**111.20**
128	780	LEVEL 7	121E	A	0.60	120.20
129	781	LEVEL 7	121E	B	0.80	43.60

130	784	LEVEL 7	121E	C	0.60	224.30
					2.00	**120.80**
131	782	LEVEL 7	122E	A	1.00	81.40
132	785	LEVEL 7	122E	B	1.00	104.90
133	786	LEVEL 7	122E	C	0.60	242.40
134	787	LEVEL 7	122E	D	0.70	8.40
					3.30	**102.30**
135	783	LEVEL 7	123E	A	0.60	22.50
136	788	LEVEL 7	123E	B	1.00	26.90
					1.60	**25.30**
137	789	LEVEL 7	124E	A	1.00	277.00
138	790	LEVEL 7	124E	B	1.00	147.00
					2.00	**212.00**
139	791	LEVEL 7	125E	A	1.00	287.70
140	792	LEVEL 7	125E	B	0.80	137.20
141	793	LEVEL 7	125E	C	0.70	75.30
					2.50	**191.00**
142	794	LEVEL 7	126E	A	0.90	72.70
143	795	LEVEL 7	126E	B	0.60	171.00
144	796	LEVEL 7	126E	C	0.70	35.80
					2.20	**87.80**
145	797	LEVEL 7	127E	A	1.00	249.10
146	798	LEVEL 7	127E	B	0.80	161.50
147	799	LEVEL 7	127E	C	1.00	69.10
					2.80	**159.80**
148	800	LEVEL 7	128E	A	1.00	145.00
149	801	LEVEL 7	128E	B	1.00	67.10
					2.00	**106.10**
150	802	LEVEL 7	129E	A	0.90	185.20
151	803	LEVEL 7	129E	B	0.70	373.40
					1.60	**267.50**
152	804	LEVEL 7	131E	A	1.00	69.50
153	805	LEVEL 7	131E	B	1.00	37.40
					2.00	**53.50**
154	806	LEVEL 7	132E	A	0.80	421.00
155	807	LEVEL 7	132E	B	0.80	498.80
					1.60	**459.90**
156	808	LEVEL 7	133E	A	1.00	291.00
157	809	LEVEL 7	133E	B	0.80	518.50
					1.80	**392.10**
158	810	LEVEL 7	134E	A	1.00	590.40
159	811	LEVEL 7	134E	B	1.00	767.20
160	812	LEVEL 7	134E	C	0.50	519.30
161	813	LEVEL 7	134E	D	1.00	518.10
162	814	LEVEL 7	134E	E	1.00	370.20
163	815	LEVEL 7	134E	F	0.70	669.10
					5.20	**571.90**
164	816	LEVEL 7	135E	A	1.00	398.80
165	817	LEVEL 7	135E	B	1.00	323.60
166	818	LEVEL 7	135E	C	1.00	420.90
167	819	LEVEL 7	135E	D	1.00	257.10
					4.00	**350.10**
168	820	LEVEL 7	136E	A	0.40	772.80
169	821	LEVEL 7	136E	B	0.80	476.90
170	822	LEVEL 7	136E	C	1.00	274.20
171	823	LEVEL 7	136E	D	1.00	469.00
					3.20	**448.10**
172	824	LEVEL 7	137E	A	0.90	994.90
173	825	LEVEL 7	137E	B	0.90	281.40
					1.80	**638.20**

174	826	LEVEL 7	138E	A	1.00	271.00
175	827	LEVEL 7	138E	B	0.80	293.60
					1.80	**281.00**
176	828	LEVEL 7	139E	A	0.80	293.20
					0.80	**293.20**
177	829	LEVEL 7	140E	A	0.90	33.70
178	830	LEVEL 7	140E	B	0.70	63.80
179	831	LEVEL 7	140E	C	1.00	841.30
					2.60	**352.40**
180	832	LEVEL 7	141E	A	0.90	51.90
181	833	LEVEL 7	141E	B	0.90	357.40
182	834	LEVEL 7	141E	C	1.00	450.60
					2.80	**292.50**
183	835	LEVEL 7	142E	A	0.90	89.00
184	836	LEVEL 7	142E	B	0.80	253.80
185	837	LEVEL 7	142E	C	0.80	413.30
					2.50	**245.50**
186	838	LEVEL 7	143E	A	1.00	292.20
187	839	LEVEL 7	143E	B	1.00	339.60
188	840	LEVEL 7	143E	C	0.90	235.70
					2.90	**291.00**
189	1754	LEVEL 8	0	B	0.60	377.40
190	1757	LEVEL 8	0	C	1.00	122.30
191	1761	LEVEL 8	0	D	0.80	469.80
					2.40	**301.90**
192	1756	LEVEL 8	1W	B	1.20	143.60
193	1758	LEVEL 8	1W	C	1.00	57.20
					2.20	**104.30**
194	1755	LEVEL 8	2W	B	1.00	699.30
195	1759	LEVEL 8	2W	C	1.10	207.00
					2.10	**441.40**
196	1768	LEVEL 8	3W	B	0.80	764.40
197	1769	LEVEL 8	3W	C	1.00	336.90
					1.80	**526.90**
198	1765	LEVEL 8	4W	A	0.60	70.50
199	1766	LEVEL 8	4W	B	0.35	87.40
200	1772	LEVEL 8	4W	C	0.95	121.70
					1.90	**99.20**
201	1764	LEVEL 8	5W	A	0.50	760.10
202	1767	LEVEL 8	5W	B	0.90	454.40
203	1773	LEVEL 8	5W	C	0.90	48.60
					2.30	**362.10**
204	1771	LEVEL 8	6W	A	0.70	248.80
205	1770	LEVEL 8	6W	B	1.00	356.50
206	1774	LEVEL 8	6W	C	0.90	868.80
					2.60	**504.80**
207	1776	LEVEL 8	7W	A	0.70	175.70
208	1788	LEVEL 8	7W	B	1.00	887.20
209	1783	LEVEL 8	7W	C	0.70	92.90
210	1790	LEVEL 8	7W	D	0.60	99.70
					3.00	**378.30**
211	1775	LEVEL 8	8W	A	1.00	105.50
212	1778	LEVEL 8	8W	B	1.00	302.80
213	1777	LEVEL 8	8W	C	1.00	140.30
					3.00	**182.90**
214	1787	LEVEL 8	12W	A	1.00	252.10
215	1791	LEVEL 8	12W	B	1.00	442.00
216	1800	LEVEL 8	12W	C	1.00	96.10
					3.00	**263.40**

217	1797	LEVEL 8	13W	A	1.00	383.40
218	1793	LEVEL 8	13W	B	1.00	328.00
219	1795	LEVEL 8	13W	C	1.00	49.50
					3.00	**253.60**
220	1779	LEVEL 8	14W	A	0.70	169.60
221	1792	LEVEL 8	14W	B	0.90	65.60
222	1799	LEVEL 8	14W	C	0.90	47.30
					2.50	**88.10**
223	1789	LEVEL 8	15W	A	1.00	274.10
224	1781	LEVEL 8	15W	B	1.00	175.90
225	1782	LEVEL 8	15W	C	1.00	620.80
					3.00	**356.90**
226	1784	LEVEL 8	16W	A	1.00	307.30
227	1798	LEVEL 8	16W	B	1.00	1054.00
228	1955	LEVEL 8	16W	C	1.00	1079.80
229	1785	LEVEL 8	16W	D	1.00	331.70
					4.00	**693.20**
230	1796	LEVEL 8	16W	E	1.00	192.50
231	1794	LEVEL 8	16W	F	1.00	192.60
232	1786	LEVEL 8	16W	G	0.50	304.80
					2.50	**215.00**
233	1817	LEVEL 8	17W	A	0.90	41.00
234	1818	LEVEL 8	17W	B	0.70	167.70
					1.60	**96.40**
235	1819	LEVEL 8	18W	A	1.00	586.30
236	1820	LEVEL 8	18W	B	0.90	104.00
					1.90	**357.80**
237	1821	LEVEL 8	19W	A	0.70	405.00
238	1822	LEVEL 8	19W	B	0.60	442.70
					1.30	**422.40**
239	1823	LEVEL 8	20W	A	0.80	109.50
240	1824	LEVEL 8	20W	B	0.70	72.30
					1.50	**92.10**
241	1825	LEVEL 8	21W	A	0.60	34.10
242	1826	LEVEL 8	21W	B	0.70	49.20
					1.30	**57.70**
243	1780	LEVEL 8	1E	A	0.90	309.40
244	1972	LEVEL 8	1E	B	1.00	824.20
					1.90	**580.30**
245	1963	LEVEL 8	2E	A	1.00	958.10
246	1969	LEVEL 8	2E	B	1.00	1053.20
					2.00	**1005.70**
247	1959	LEVEL 8	3E	A	1.00	1338.40
248	1971	LEVEL 8	3E	B	1.00	1356.70
249	1954	LEVEL 8	3E	C	1.00	870.90
250	1835	LEVEL 8	3E	D	1.00	445.70
251	645	LEVEL 8	3E	E	1.00	870.40
252	646	LEVEL 8	3E	F	1.00	698.90
253	647	LEVEL 8	3E	G	1.00	234.30
254	648	LEVEL 8	3E	H	1.00	90.20
255	649	LEVEL 8	3E	I	1.00	128.60
256	650	LEVEL 8	3E	J	1.00	184.90
257	651	LEVEL 8	3E	K	1.00	194.20
258	652	LEVEL 8	3E	L	1.00	324.60
					12.00	**561.50**
259	1960	LEVEL 8	4E	A	1.00	619.70
260	1957	LEVEL 8	4E	B	1.00	2148.30
261	1804	LEVEL 8	4E	C	0.60	286.20
					2.60	**1130.70**
262	1962	LEVEL 8	5E	A	1.00	1222.00
263	1958	LEVEL 8	5E	B	1.00	1866.40

					2.00	**1544.20**
264	1961	LEVEL 8	6E	A	1.00	1257.90
265	1952	LEVEL 8	6E	B	1.00	847.60
266	1966	LEVEL 8	6E	C	1.00	496.40
267	1967	LEVEL 8	6E	D	1.00	618.40
					4.00	**805.10**
268	1970	LEVEL 8	7E	A	1.00	105.20
269	1953	LEVEL 8	7E	B	1.00	974.30
270	1965	LEVEL 8	7E	C	1.00	401.00
					3.00	**493.50**
271	1964	LEVEL 8	8E	A	1.00	980.80
272	1951	LEVEL 8	8E	B	1.00	1362.90
273	1975	LEVEL 8	8E	C	1.00	413.20
					3.00	**919.00**
274	1956	LEVEL 8	9E	A	1.00	1283.70
275	1968	LEVEL 8	9E	B	1.00	1532.80
276	1973	LEVEL 8	9E	C	1.00	288.10
277	1981	LEVEL 8	9E	D	1.00	1142.50
					4.00	**1061.80**
278	1974	LEVEL 8	10E	A	1.00	487.80
279	1986	LEVEL 8	10E	B	1.00	171.70
280	1836	LEVEL 8	10E	C	1.00	574.60
281	1837	LEVEL 8	10E	D	1.00	280.60
282	1838	LEVEL 8	10E	E	1.00	541.80
283	1839	LEVEL 8	10E	F	1.00	354.60
284	1840	LEVEL 8	10E	G	1.00	254.20
285	1841	LEVEL 8	10E	H	1.00	175.70
					8.00	**355.10**
286	1978	LEVEL 8	11E	A	1.00	438.20
287	1979	LEVEL 8	11E	B	1.00	299.10
					2.00	**368.70**
288	1980	LEVEL 8	12E	A	1.00	515.00
289	1976	LEVEL 8	12E	B	1.00	264.70
290	1982	LEVEL 8	12E	C	1.00	799.40
					3.00	**526.40**
291	1983	LEVEL 8	13E	A	1.00	1608.00
292	1987	LEVEL 8	13E	B	1.00	341.90
293	1998	LEVEL 8	13E	C	1.00	1059.70
					3.00	**1003.20**
294	1984	LEVEL 8	14E	A	1.00	685.60
295	1801	LEVEL 8	14E	B	1.00	270.60
					2.00	**478.10**
296	1995	LEVEL 8	15E	A	1.00	716.20
					1.00	**716.20**
297	1999	LEVEL 8	16E	A	1.00	885.50
298	1994	LEVEL 8	16E	B	1.00	393.70
					2.00	**639.60**
299	1988	LEVEL 8	17E	A	1.00	1515.10
300	1802	LEVEL 8	17E	B	1.00	196.30
					2.00	**855.70**
301	1989	LEVEL 8	18E	A	1.00	730.10
302	1803	LEVEL 8	18E	B	1.00	278.70
					2.00	**504.40**
303	1997	LEVEL 8	19E	A	1.00	160.60
304	1996	LEVEL 8	19E	B	1.00	369.70
305	1845	LEVEL 8	19E	C	1.00	372.50
306	1846	LEVEL 8	19E	D	1.00	298.70
					4.00	**300.40**
307	2000	LEVEL 8	20E	A	1.00	104.40
308	1993	LEVEL 8	20E	B	1.00	110.00

					2.00	**107.20**
309	1990	LEVEL 8	21E	A	1.00	388.10
310	1805	LEVEL 8	21E	B	1.00	127.20
					2.00	**257.70**
311	1991	LEVEL 8	25E	A	1.00	510.20
312	1992	LEVEL 8	25E	B	1.00	159.40
					2.00	**334.80**
313	1810	LEVEL 8	26E	A	0.60	393.90
314	1811	LEVEL 8	26E	B	0.80	546.90
					1.40	**481.30**
315	1808	LEVEL 8	27E	A	1.00	552.60
316	1809	LEVEL 8	27E	B	1.00	46.80
					2.00	**299.70**
317	1815	LEVEL 8	28E	A	1.00	403.80
318	1816	LEVEL 8	28E	B	1.00	1469.20
					2.00	**936.50**
319	1832	LEVEL 8	29E	A	0.50	75.30
320	1833	LEVEL 8	29E	B	0.70	279.50
321	1834	LEVEL 8	29E	C	1.00	203.30
					2.20	**198.50**
322	1806	LEVEL 8	30E	A	1.00	283.80
323	1807	LEVEL 8	30E	B	0.80	1475.80
					1.80	**813.60**
324	1827	LEVEL 8	31E	A	0.80	399.70
325	1828	LEVEL 8	31E	B	1.00	265.00
					1.80	**324.90**
326	1829	LEVEL 8	32E	A	1.00	62.60
327	1830	LEVEL 8	32E	B	1.00	339.40
					2.00	**201.00**
328	1812	LEVEL 8	33E	A	0.80	12.10
329	1813	LEVEL 8	33E	B	0.80	98.60
330	1814	LEVEL 8	33E	C	0.70	95.20
					2.30	**67.50**
331	1831	LEVEL 8	34E	A	1.00	77.00
332	1842	LEVEL 8	34E	B	1.00	134.20
					2.00	**105.60**
333	1843	LEVEL 8	35E	A	1.00	18.30
334	1844	LEVEL 8	35E	B	1.00	401.30
					2.00	**209.80**
335	1847	LEVEL 8	EST1	A	1.00	9.70
336	1848	LEVEL 8	EST1	B	0.70	12.50
					1.70	**10.90**
337	1849	LEVEL 8	EST1	A	0.90	4.80
338	1902	LEVEL 8	EST2	B	0.90	1.90
					1.80	**3.40**
339	1903	LEVEL 8	EST1	A	1.00	2.50
340	1904	LEVEL 8	EST3	B	1.00	2.80
					2.00	**2.70**
341	1905	LEVEL 8	EST1	A	0.70	7.80
342	1906	LEVEL 8	EST4	B	0.80	5.40
					1.50	**6.60**
343	1908	LEVEL 8	EST1	A	0.90	4.00
344	1907	LEVEL 8	EST5	B	0.80	4.30
					1.70	**4.10**
345	1909	LEVEL 8	EST1	A	1.00	12.20
					1.00	**12.20**
346	1910	LEVEL 8	EST1	A	1.00	18.10
					1.00	**18.10**
347	1911	LEVEL 8	EST1	A	0.60	5.20
348	1912	LEVEL 8	EST8	B	0.60	4.60

					1.20	**4.90**
349	1913	LEVEL 8	EST1	A	0.50	32.20
350	1914	LEVEL 8	EST9	B	0.70	24.60
					1.20	**27.80**
351	1933	LEVEL 8	36E	A	1.00	30.30
352	1929	LEVEL 8	36E	B	1.00	918.30
353	1930	LEVEL 8	36E	C	1.00	227.80
					3.00	**392.10**
354	1915	LEVEL 8	37E	A	1.00	546.60
355	1916	LEVEL 8	37E	B	1.00	167.40
					2.00	**357.00**
356	1917	LEVEL 8	38E	A	1.00	176.30
357	1918	LEVEL 8	38E	B	1.00	598.10
					2.00	**387.20**
358	1919	LEVEL 8	40E	A	1.00	423.10
359	1920	LEVEL 8	40E	B	1.00	109.80
					2.00	**266.50**
360	1921	LEVEL 8	41E	A	1.00	128.20
					1.00	**128.20**
361	1922	LEVEL 8	42E	A	1.00	88.90
					1.00	**88.90**
362	1923	LEVEL 8	43E	A	0.70	70.10
363	1924	LEVEL 8	43E	B	1.00	97.70
					1.70	**86.30**
364	1925	LEVEL 8	44E	A	0.80	70.70
365	1926	LEVEL 8	44E	B	0.80	80.50
					1.60	**75.60**
366	1931	LEVEL 8	45E	A	1.00	151.00
367	1932	LEVEL 8	45E	B	1.00	3204.30
368	1948	LEVEL 8	45E	C	0.40	868.90
					2.40	**1542.90**
369	1927	LEVEL 8	46E	A	1.00	174.70
370	1934	LEVEL 8	46E	B	1.00	159.70
					2.00	**167.20**
371	1928	LEVEL 8	47E	A	0.70	283.70
372	1935	LEVEL 8	47E	B	0.80	174.10
					1.50	**225.20**
373	1936	LEVEL 8	48E	A	0.70	369.20
374	1937	LEVEL 8	48E	B	1.00	251.30
					1.70	**299.80**
375	1938	LEVEL 8	49E	A	0.60	564.70
					0.60	**564.70**
376	1946	LEVEL 8	50E	A	0.80	180.70
377	1947	LEVEL 8	50E	B	1.00	1552.80
					1.80	**943.00**
378	1939	LEVEL 8	51E	A	0.70	210.50
379	1940	LEVEL 8	51E	B	1.00	381.70
380	1941	LEVEL 8	51E	C	1.00	443.00
					2.70	**360.00**
381	1942	LEVEL 8	53E	A	1.00	178.70
382	1943	LEVEL 8	53E	B	1.00	511.90
					2.00	**345.30**
383	1944	LEVEL 8	54E	A	1.00	178.30
384	1945	LEVEL 8	54E	B	0.70	537.50
					1.70	**326.40**
385	1949	LEVEL 8	55E	A	0.70	480.20
386	1950	LEVEL 8	55E	B	0.80	1016.40
					1.50	**766.20**
387	501	LEVEL 8	56E	A	0.80	80.40
388	502	LEVEL 8	56E	B	0.80	247.10

389	503	LEVEL 8	56E	C	0.80	74.10
					2.40	**107.30**
390	504	LEVEL 8	57E	A	0.70	274.80
391	505	LEVEL 8	57E	B	0.60	29.00
392	506	LEVEL 8	57E	C	1.00	1517.20
393	507	LEVEL 8	57E	D	1.00	605.10
394	508	LEVEL 8	57E	E	0.50	62.60
					3.80	**621.90**
395	509	LEVEL 8	58E	A	1.00	161.40
396	510	LEVEL 8	58E	B	0.70	41.40
					1.70	**112.00**
397	514	LEVEL 8	59E	A	1.00	737.40
398	515	LEVEL 8	59E	B	1.00	159.50
					2.00	448.50
399	516	LEVEL 8	60E	A	0.60	23.60
400	517	LEVEL 8	60E	B	0.70	227.90
					1.30	**133.60**
401	518	LEVEL 8	61E	A	0.60	86.70
402	519	LEVEL 8	61E	B	0.70	182.70
					1.30	**138.40**
403	520	LEVEL 8	62E	A	0.70	152.30
404	521	LEVEL 8	62E	B	0.70	81.60
					1.40	**117.00**
405	522	LEVEL 8	63E	A	0.70	174.60
406	523	LEVEL 8	63E	B	0.80	235.70
					1.50	**207.20**
407	537	LEVEL 8	64E	A	1.00	208.10
					1.00	**208.10**
408	538	LEVEL 8	65E	A	0.80	105.40
409	539	LEVEL 8	65E	B	1.00	97.40
					1.80	**101.00**
410	540	LEVEL 8	66E	A	0.40	31.90
411	541	LEVEL 8	66E	B	0.60	76.90
					1.00	**58.90**
412	542	LEVEL 8	67E	A	0.50	97.40
413	543	LEVEL 8	67E	B	0.70	478.50
					1.20	**319.70**
414	544	LEVEL 8	68E	A	1.00	85.60
					1.00	**85.60**
415	545	LEVEL 8	69E	A	0.60	146.10
416	546	LEVEL 8	69E	B	1.00	421.70
					1.60	**318.40**
417	547	LEVEL 8	70E	A	0.40	191.70
418	548	LEVEL 8	70E	B	1.00	82.80
					1.40	**113.90**
419	549	LEVEL 8	71E	A	0.70	300.40
420	550	LEVEL 8	71E	B	0.60	611.40
421	567	LEVEL 8	71E	C	0.60	487.60
					1.90	**457.70**
422	551	LEVEL 8	72E	A	0.70	592.20
423	568	LEVEL 8	72E	B	1.00	199.60
424	569	LEVEL 8	72E	C	0.80	82.70
					2.50	**272.10**
425	570	LEVEL 8	73E	A	1.00	226.20
426	571	LEVEL 8	73E	B	1.00	191.10
					2.00	**210.20**
427	572	LEVEL 8	74E	A	0.80	464.70
428	573	LEVEL 8	74E	B	0.50	119.40
					1.30	**331.90**
429	574	LEVEL 8	75E	A	0.60	323.30

430	575	LEVEL 8	75E	B	0.80	101.50
					1.40	**196.60**
431	576	LEVEL 8	76E	A	0.70	317.40
432	580	LEVEL 8	76E	B	0.60	170.60
					1.30	**249.60**
433	577	LEVEL 8	77E	A	0.70	128.90
					0.70	**128.90**
434	578	LEVEL 8	78E	A	1.00	227.90
					1.00	**227.90**
435	579	LEVEL 8	79E	A	1.00	238.30
436	581	LEVEL 8	79E	B	0.70	52.20
					1.70	**161.70**
437	582	LEVEL 8	80E	A	0.80	59.90
438	583	LEVEL 8	80E	B	0.60	90.10
					1.40	**72.80**
439	584	LEVEL 8	81E	A	0.90	107.70
440	585	LEVEL 8	81E	B	1.00	56.50
					1.90	**80.80**
441	586	LEVEL 8	82E	A	0.70	100.00
442	587	LEVEL 8	82E	B	0.80	24.90
					1.50	**59.90**
443	588	LEVEL 8	83E	A	0.80	70.00
444	589	LEVEL 8	83E	B	0.80	258.40
					1.60	**164.20**
445	590	LEVEL 8	84E	A	0.90	64.30
446	591	LEVEL 8	84E	B	1.00	49.30
					1.90	**56.40**
447	592	LEVEL 8	85E	A	1.00	21.50
					1.00	**21.50**
448	593	LEVEL 8	86E	A	1.00	62.90
449	594	LEVEL 8	86E	B	0.80	107.60
					1.80	**82.80**
450	595	LEVEL 8	87E	A	0.80	57.40
					0.80	**57.40**
451	596	LEVEL 8	88E	A	1.00	62.10
452	597	LEVEL 8	88E	B	0.70	48.80
					1.70	**56.60**
453	598	LEVEL 8	89E	A	0.80	24.40
454	599	LEVEL 8	89E	B	0.90	21.10
					1.70	**22.70**
455	600	LEVEL 8	90E	A	0.60	39.80
					0.60	**39.80**
456	601	LEVEL 8	91E	A	0.80	22.40
457	602	LEVEL 8	91E	B	0.80	16.00
					1.60	**19.20**
458	603	LEVEL 8	92E	A	0.70	124.30
459	604	LEVEL 8	92E	B	0.80	155.00
					1.50	**140.70**
460	605	LEVEL 8	93E	A	1.00	56.90
461	606	LEVEL 8	93E	B	0.70	180.20
					1.70	**107.70**
462	607	LEVEL 8	94E	A	0.90	53.40
463	608	LEVEL 8	94E	B	0.70	90.00
					1.60	**69.40**
464	609	LEVEL 8	95E	A	0.90	187.40
465	610	LEVEL 8	95E	B	0.60	375.00
					1.50	**262.40**
466	611	LEVEL 8	96E	A	1.00	176.50
					1.00	**176.50**
467	612	LEVEL 8	98E	A	0.90	156.90

468	613	LEVEL 8	98E	B	0.70	85.80
					1.60	**125.80**
469	614	LEVEL 8	99E	A	0.90	131.90
470	615	LEVEL 8	99E	B	0.80	9.10
					1.70	**74.11**
471	616	LEVEL 8	100E	A	0.70	19.50
472	617	LEVEL 8	100E	B	0.60	8.40
					1.30	**14.40**
473	618	LEVEL 8	101E	A	1.00	12.80
474	619	LEVEL 8	101E	B	0.70	13.80
					1.70	**13.20**
475	620	LEVEL 8	102E	A	1.00	14.60
					1.00	**14.60**
476	621	LEVEL 8	103E	A	1.00	177.50
					1.00	**177.50**
477	622	LEVEL 8	104E	A	0.80	36.10
					0.80	**36.10**
478	623	LEVEL 8	105E	A	1.00	6.90
					1.00	**6.90**
479	624	LEVEL 8	106E	A	0.80	33.70
480	625	LEVEL 8	106E	B	0.60	31.40
					1.40	**32.70**
481	626	LEVEL 8	107E	A	0.70	37.20
482	627	LEVEL 8	107E	B	0.90	100.10
					1.60	**72.70**
483	628	LEVEL 8	108E	A	1.00	53.40
484	629	LEVEL 8	108E	B	0.50	35.00
					1.50	**47.30**
485	630	LEVEL 8	109E	A	0.70	37.80
486	631	LEVEL 8	109E	B	0.70	95.90
					1.40	**66.90**
487	632	LEVEL 8	110E	A	0.80	74.20
488	633	LEVEL 8	110E	B	0.80	49.30
					1.60	**61.80**
489	634	LEVEL 8	111E	A	1.00	99.90
490	635	LEVEL 8	111E	B	1.00	16.60
					2.00	**58.30**
491	636	LEVEL 8	112E	A	0.90	545.80
492	637	LEVEL 8	112E	B	1.00	833.30
					1.90	**697.10**
493	638	LEVEL 8	113E	A	0.80	36.50
494	639	LEVEL 8	113E	B	1.00	1008.90
					1.80	**576.70**
495	640	LEVEL 8	114E	A	0.70	95.20
496	641	LEVEL 8	114E	B	0.80	221.00
					1.50	**162.30**
497	642	LEVEL 8	115E	A	0.90	236.70
498	643	LEVEL 8	115E	B	0.80	226.70
					1.70	**232.00**
499	644	LEVEL 8	116E	A	1.00	306.00
					1.00	**306.00**
500	511	LEVEL 8	58EA	A	0.50	153.60
501	512	LEVEL 8	58EA	B	0.80	819.80
					1.30	**563.60**
502	513	LEVEL 8	60EA	A	0.90	485.40
					0.90	**485.40**
503	524	LEVEL 8	61EA	A	0.60	48.70
504	525	LEVEL 8	61EA	B	0.60	315.70
					1.20	**182.20**
505	526	LEVEL 8	62EA	A	0.80	15.00

506	527	LEVEL 8	62EA	B	0.60	864.60
					1.40	**379.10**
507	528	LEVEL 8	63EA	A	1.00	172.60
					1.00	**172.60**
508	529	LEVEL 8	64EA	A	1.00	160.90
					1.00	**160.90**
509	530	LEVEL 8	65EA	A	0.80	224.40
					0.80	**224.40**
510	531	LEVEL 8	66EA	A	0.80	19.50
511	532	LEVEL 8	66EA	B	0.80	32.20
					1.60	**25.90**
512	533	LEVEL 8	67EA	A	1.00	21.80
513	552	LEVEL 8	67EA	B	1.00	16.00
					2.00	**18.90**
514	534	LEVEL 8	68EA	A	0.90	64.00
					0.90	**64.00**
515	535	LEVEL 8	69EA	A	0.70	332.30
					0.70	**332.30**
516	536	LEVEL 8	70EA	A	0.80	25.20
					0.80	**25.20**
517	553	LEVEL 8	71EA	A	0.80	110.90
518	554	LEVEL 8	71EA	B	0.70	616.50
					1.50	**346.80**
519	555	LEVEL 8	72EA	A	0.70	241.20
520	556	LEVEL 8	72EA	B	0.80	71.40
					1.50	**150.60**
521	557	LEVEL 8	73EA	A	0.80	69.60
522	558	LEVEL 8	73EA	B	0.60	185.10
					1.40	**119.10**
523	559	LEVEL 8	74EA	A	1.00	175.10
524	560	LEVEL 8	74EA	B	1.00	925.90
					2.00	**550.50**
525	561	LEVEL 8	75EA	A	0.50	752.40
526	562	LEVEL 8	75EA	B	0.70	431.40
					1.20	**565.20**
527	563	LEVEL 8	76EA	A	0.90	642.90
528	564	LEVEL 8	76EA	B	0.80	233.50
					1.70	**450.20**
529	565	LEVEL 8	77EA	A	0.70	233.90
					0.70	**233.90**
530	566	LEVEL 8	78EA	A	0.90	886.10
					0.90	**886.10**
531	461	STOPE 9	0	A	1.00	609.60
532	462	STOPE 9	0	B	1.00	616.80
533	463	STOPE 9	0	C	1.00	698.60
534	464	STOPE 9	0	D	1.00	524.70
535	465	STOPE 9	0	E	1.00	604.00
					5.00	**610.70**
536	990	STOPE 9	1W	A	1.00	480.00
537	991	STOPE 9	1W	B	1.00	618.80
538	992	STOPE 9	1W	C	1.00	512.00
539	993	STOPE 9	1W	D	1.00	116.50
540	994	STOPE 9	1W	E	1.00	250.50
					5.00	**395.60**
541	995	STOPE 9	2W	A	1.00	540.30
542	996	STOPE 9	2W	B	0.80	514.80
543	997	STOPE 9	2W	C	0.50	485.20
544	998	STOPE 9	2W	D	1.00	502.20
545	999	STOPE 9	2W	E	1.00	514.80
					4.30	**514.40**

546	466	STOPE 9	3W	A	1.00	38.70
547	467	STOPE 9	3W	B	1.00	697.50
548	459	STOPE 9	3W	C	1.00	401.60
549	460	STOPE 9	3W	D	1.00	407.40
					4.00	**386.30**
550	468	STOPE 9	4W	A	1.00	137.00
551	469	STOPE 9	4W	B	1.00	194.30
552	470	STOPE 9	4W	C	1.00	174.40
553	471	STOPE 9	4W	D	1.00	156.40
					4.00	**165.50**
554	472	STOPE 9	5W	A	0.80	332.20
555	473	STOPE 9	5W	B	1.00	138.50
556	474	STOPE 9	5W	C	1.00	97.50
557	475	STOPE 9	5W	D	1.00	178.60
					3.80	**179.00**
558	476	STOPE 9	6W	A	0.50	169.90
559	477	STOPE 9	6W	B	1.00	37.00
560	478	STOPE 9	6W	C	1.00	124.90
					2.50	**98.70**
561	479	STOPE 9	7W	A	1.00	66.90
562	480	STOPE 9	7W	B	1.00	45.40
563	481	STOPE 9	7W	C	1.00	94.60
					3.00	**69.00**
564	984	STOPE 9	1E	A	1.00	587.20
565	985	STOPE 9	1E	B	1.00	677.20
566	986	STOPE 9	1E	C	1.00	637.90
567	987	STOPE 9	1E	D	1.00	781.00
568	980	STOPE 9	1E	E	1.00	824.90
					5.00	**701.60**
569	981	STOPE 9	2E	A	1.00	340.30
570	982	STOPE 9	2E	B	1.00	430.50
571	983	STOPE 9	2E	C	1.00	326.00
572	988	STOPE 9	2E	D	1.00	290.20
573	989	STOPE 9	2E	E	1.00	722.40
					5.00	**421.90**
574	841	STOPE 9	3E	A	0.80	260.70
575	842	STOPE 9	3E	B	0.80	306.90
576	843	STOPE 9	3E	C	0.80	522.50
577	844	STOPE 9	3E	D	1.00	457.80
					3.40	**398.20**
578	845	STOPE 9	4E	A	0.50	631.20
579	846	STOPE 9	4E	B	1.00	472.90
580	847	STOPE 9	4E	C	1.00	295.10
581	848	STOPE 9	4E	D	1.00	144.30
582	849	STOPE 9	4E	E	1.00	503.10
					4.50	**384.70**
583	850	STOPE 9	5E	A	0.50	1.90
584	851	STOPE 9	5E	B	1.00	123.70
585	852	STOPE 9	5E	C	1.00	198.50
586	853	STOPE 9	5E	D	1.00	26.70
587	854	STOPE 9	5E	E	1.00	19.80
588	855	STOPE 9	5E	F	1.00	346.80
589	856	STOPE 9	5E	G	1.00	662.60
590	857	STOPE 9	5E	H	1.00	507.80
					7.50	**251.60**
591	858	STOPE 9	6E	A	0.50	922.50
592	859	STOPE 9	6E	B	1.00	500.60
593	860	STOPE 9	6E	C	1.00	543.10
594	861	STOPE 9	6E	D	1.00	230.00
595	862	STOPE 9	6E	E	1.00	511.10

596	863	STOPE 9	6E	F	1.00	381.00
					5.50	**477.60**
597	864	STOPE 9	7E	A	1.00	439.60
598	865	STOPE 9	7E	B	1.00	84.60
599	866	STOPE 9	7E	C	1.00	367.80
600	870	STOPE 9	7E	D	1.00	935.60
601	871	STOPE 9	7E	E	1.00	1021.10
602	872	STOPE 9	7E	F	1.00	553.00
603	873	STOPE 9	7E	G	1.00	1796.30
					7.00	**742.60**
604	867	STOPE 9	8E	A	1.00	253.30
605	868	STOPE 9	8E	B	1.00	520.00
606	874	STOPE 9	8E	C	1.00	225.40
607	875	STOPE 9	8E	D	1.00	472.40
608	876	STOPE 9	8E	E	1.00	2106.90
609	877	STOPE 9	8E	F	1.00	520.00
610	878	STOPE 9	8E	G	1.00	931.00
611	879	STOPE 9	8E	H	1.00	2979.90
					8.00	**1001.10**
612	880	STOPE 9	9E	A	1.00	283.80
613	869	STOPE 9	9E	B	1.00	225.50
614	881	STOPE 9	9E	C	1.00	447.50
615	882	STOPE 9	9E	D	1.00	819.60
616	883	STOPE 9	9E	E	1.00	1179.10
					5.00	**591.10**
617	884	STOPE 9	10E	A	1.00	514.70
618	885	STOPE 9	10E	B	1.00	325.30
619	886	STOPE 9	10E	C	1.00	292.50
620	887	STOPE 9	10E	D	1.00	837.50
621	888	STOPE 9	10E	E	0.80	345.30
					4.80	**468.00**
622	889	STOPE 9	11E	A	1.00	290.60
623	890	STOPE 9	11E	B	0.80	310.90
624	891	STOPE 9	11E	C	1.00	537.90
625	892	STOPE 9	11E	D	1.00	500.40
626	902	STOPE 9	11E	E	1.00	320.20
627	903	STOPE 9	11E	F	1.00	567.40
					4.80	**513.60**
628	893	STOPE 9	12E	A	0.70	87.10
629	894	STOPE 9	12E	B	1.00	210.00
630	895	STOPE 9	12E	C	1.00	176.50
631	896	STOPE 9	12E	D	1.00	118.80
632	904	STOPE 9	12E	E	1.00	180.40
633	905	STOPE 9	12E	F	1.00	96.60
634	906	STOPE 9	12E	G	1.00	128.10
635	907	STOPE 9	12E	H	1.00	284.90
					7.70	**139.72**
636	897	STOPE 9	13E	A	1.00	163.90
637	898	STOPE 9	13E	B	1.00	616.90
638	899	STOPE 9	13E	C	1.00	66.30
639	908	STOPE 9	13E	D	1.00	44.40
640	909	STOPE 9	13E	E	1.00	137.50
641	910	STOPE 9	13E	F	1.00	85.00
					6.00	**185.70**
642	900	STOPE 9	14E	A	1.00	1406.00
643	901	STOPE 9	14E	B	1.00	526.30
644	911	STOPE 9	14E	C	1.00	223.70
645	912	STOPE 9	14E	D	1.00	117.20
646	913	STOPE 9	14E	E	0.80	433.70
					4.80	**545.90**

647	914	STOPE 9	15E	A	1.00	109.00
648	915	STOPE 9	15E	B	1.00	259.90
649	916	STOPE 9	15E	C	1.00	161.40
650	917	STOPE 9	15E	D	1.00	40.00
651	918	STOPE 9	15E	E	1.00	230.90
652	919	STOPE 9	15E	F	0.70	1326.90
653	920	STOPE 9	15E	G	0.70	642.20
					6.40	**340.60**
654	921	STOPE 9	16E	A	1.00	182.80
655	922	STOPE 9	16E	B	0.80	133.80
					1.80	**161.00**
656	923	STOPE 9	17E	A	1.00	125.30
657	924	STOPE 9	17E	B	1.00	158.80
658	925	STOPE 9	17E	C	1.00	127.30
659	926	STOPE 9	17E	D	1.00	77.70
					4.00	**122.30**
660	973	STOPE 9	18E	A	1.00	965.40
661	974	STOPE 9	18E	B	1.00	1086.20
662	975	STOPE 9	18E	C	1.00	1020.80
					3.00	**1024.10**
663	976	STOPE 9	19E	A	1.00	511.90
664	977	STOPE 9	19E	B	1.00	583.30
665	978	STOPE 9	19E	C	1.00	949.00
666	979	STOPE 9	19E	D	1.00	1243.90
					4.00	**822.00**
667	927	STOPE 9	20E	A	1.00	45.80
668	928	STOPE 9	20E	B	1.00	25.70
669	929	STOPE 9	20E	C	1.00	15.90
670	930	STOPE 9	20E	D	1.00	146.30
671	931	STOPE 9	20E	E	1.00	752.80
672	932	STOPE 9	20E	F	1.00	361.10
					6.00	**224.60**
673	933	STOPE 9	21E	A	1.00	141.50
674	934	STOPE 9	21E	B	1.00	93.50
675	935	STOPE 9	21E	C	1.00	81.30
					3.00	**105.40**
676	936	STOPE 9	22E	A	1.00	123.40
677	937	STOPE 9	22E	B	1.00	118.20
678	938	STOPE 9	22E	C	1.00	59.50
679	939	STOPE 9	22E	D	0.80	216.90
680	940	STOPE 9	22E	E	0.50	61.20
					4.30	**117.50**
681	941	STOPE 9	23E	A	1.00	217.70
682	942	STOPE 9	23E	B	1.00	66.20
683	943	STOPE 9	23E	C	1.00	57.80
684	944	STOPE 9	23E	D	1.00	165.40
685	945	STOPE 9	23E	E	1.00	290.00
					5.00	**159.40**
686	946	STOPE 9	24E	A	1.00	1619.10
687	947	STOPE 9	24E	B	1.00	402.80
688	948	STOPE 9	24E	C	1.00	244.00
689	949	STOPE 9	24E	D	0.70	205.30
690	950	STOPE 9	24E	E	1.00	232.70
					4.70	**562.20**
691	951	STOPE 9	25E	A	1.00	64.90
692	952	STOPE 9	25E	B	1.00	67.40
693	953	STOPE 9	25E	C	1.00	140.40
694	954	STOPE 9	25E	D	1.00	207.00
					4.00	**119.90**

695	955	STOPE 9	26E	A	1.00	14.90
696	956	STOPE 9	26E	B	1.00	219.40
697	957	STOPE 9	26E	C	1.00	110.40
698	958	STOPE 9	26E	D	1.00	511.90
699	966	STOPE 9	26E	E	1.00	543.60
700	967	STOPE 9	26E	F	1.00	383.40
					6.00	**297.30**
701	959	STOPE 9	27E	A	1.00	144.40
702	960	STOPE 9	27E	B	1.00	87.60
703	968	STOPE 9	27E	C	1.00	405.20
704	969	STOPE 9	27E	D	1.00	62.30
705	970	STOPE 9	27E	E	1.00	50.20
706	971	STOPE 9	27E	F	1.00	61.50
					6.00	**135.20**
707	961	STOPE 9	28E	A	1.00	14.20
708	962	STOPE 9	28E	B	0.80	15.40
709	963	STOPE 9	28E	C	0.80	102.90
					2.60	**41.90**
710	964	STOPE 9	29E	A	0.70	1.00
711	965	STOPE 9	29E	B	0.90	127.50
					1.60	**76.10**
712	972	STOPE 9	30E	A	1.00	8.60
					1.00	**8.60**
713	451	RAMP	OX-1	A	1.00	503.60
714	452	RAMP	OX-1	B	1.00	93.40
715	453	RAMP	OX-1	C	1.00	106.70
					3.00	**234.60**
716	454	RAMP	OX-2	A	1.00	96.30
717	455	RAMP	OX-2	B	1.00	364.40
718	456	RAMP	OX-2	C	1.00	125.30
					3.00	**195.30**
719	489	RAMP	OX-3	A	1.00	269.20
					1.00	**269.20**
720	457	591069	2624941	2279	3.00	248.10
					3.00	**248.10**
722	458	591079	2624923	2280	3.50	280.30
					3.50	**280.30**
723	482	S. Carlos	OX-4	A	1.00	530.90
724	483	S. Carlos	OX-4	B	1.00	480.30
726	484	S. Carlos	OX-4	C	1.00	181.60
					3.00	**397.60**
727	485	S. Carlos	OX-5	A	1.00	346.50
728	486	S. Carlos	OX-5	B	1.00	294.40
729	487	S. Carlos	OX-5	C	1.00	252.30
730	488	S. Carlos	OX-5	D	1.00	67.80
					4.00	**240.30**
731	490	S. Nicolás	SN-1	Surface	Dumps	153.70
732	491	S. Nicolás	SN-2	u/g	1.30	305.00
733	492	S. Marcos	SM-1		1.20	141.50
734	493	S. Marcos	SM-2		2.10	111.20
735	494	S. Marcos	SM-3		1.90	134.10
736	495	S. Marcos	SM-4		1.50	98.40
737	496	S. José	SJ-1	Surface	Dumps	192.70
738	497	S. José	SJ-2	Surface	Dumps	148.30
739	494	S. Rosa	SR-1	Pillar	1.00	1124.20

APPENDIX III

LA PARILLA, DURANGO

Los Rosarios Mine Resources Calculations

by

ECOSA-Exploraciones Geológico-Mineras de Occidente S. A. de C.V.
Ing. Florentino Muñoz Cabral,
Director General

LOS ROSARIOS MINE RESOURCES

ORE SHOOT 1

BLOCK MEASURED 1

Level 8

Line	width meters	Ag g/ton
8-8W	3.00	182.90
8-7W	3.00	378.30
8-6W	2.60	504.80
8-5W	2.30	362.10
8-4W	1.90	99.20
8-3W	1.80	526.90
8-2W	2.10	441.40
8-1W	2.20	104.30
8-0	2.40	301.90
8-1E	1.90	580.30
8-2E	2.00	1005.70
8-3E	12.00	561.50
8-4E	2.60	1130.70
8-5E	2.00	1544.20
8-6E	4.00	805.10
8-7E	3.00	493.50
8-8E	3.00	919.00
8-9E	4.00	1061.80
8-10E	8.00	355.10
8-11E	2.00	368.70
8-12E	3.00	526.40
8-13E	3.00	1003.20
Long meters	width meters	Ag g/ton
66	**3.26**	**593.30**

Stope 9

Line	width meters	Ag g/ton
9-3W	3.00	502.20
9-2W	4.30	514.40
9-1W	5.00	395.60
9-0	5.00	610.70
9-1E	5.00	701.60
9-2E	5.00	421.90
9-3E	3.40	398.20
9-4E	4.50	384.70
9-5E	7.00	269.40
9-6E	5.50	477.60
9-7E	7.00	742.60
9-8E	8.00	1001.10
9-9E	5.00	591.10
9-10E	4.80	468.00
9-11E	4.80	513.00
9-12E	7.00	170.80
9-13E	6.00	185.70
9-14E	4.80	545.90
9-15E	6.40	340.60
long meters	width meters	Ag g/ton
57	**5.30**	**492.10**

long m	width m	height m	e	tonnes	Ag g/ton
62	4.28	25	2.7	17912	530.60

BLOCK MEASURED 2		
Level 8		
Line	width meters	Ag g/ton
8-14E	2.00	478.10
8-15E	1.00	716.20
8-16E	2.00	639.60
8-17E	2.00	855.70
8-18E	2.00	504.40
8-19E	4.00	300.40
8-20E	2.00	107.20
8-21E	2.00	257.70
8-22E		
8-23E		
8-24E		
8-25E	2.00	334.80
8-26E	2.00	481.30
8-27E	2.00	299.70
8-28E	2.00	936.50
8-29E	2.00	198.50
8-30E	1.80	813.60
8-31E	1.80	324.90
8-32E	1.00	339.40
8-33E	1.50	97.00
8-34E	1.00	134.20
8-35E	1.00	401.30
Long meters	width meters	Ag g/ton
66	**1.86**	**431.00**

Stope 9		
9-16E	1.80	161.00
9-17E	4.00	122.30
9-18E	3.00	1024.10
9-19E	4.00	822.00
9-20E	6.00	224.60
9-21E	3.00	105.40
9-22E	3.80	124.90
9-23E	5.00	159.40
9-24E	4.70	562.20
9-25E	4.00	119.90
9-26E	5.00	353.70
9-27E	6.00	135.20
long meters	width meters	Ag g/ton
36	**4.19**	**313.60**

long m	width m	height m	e	tonnes	Ag g/ton
51	**3.03**	**28**	**2.7**	**11682**	**349.70**

BLOCK INDICATED 1

Level 8

Line	width meters	Ag g/ton
8-19W	1.30	422.40
8-18W	1.90	357.80
8-17W	1.60	96.40
8-16W	2.50	215.00
8-15W	3.00	357.90
8-14W	1.60	111.10
8-13W	2.00	355.70
8-12W	2.00	347.10
Long meters	width meters	Ag g/ton
24	**2.00**	**287.70**

long m	width m	height m	e	tonnes	Ag g/ton
24	2	10	2.7	1296	287.70

BLOCK INDICATED 2

Stope 9

Line	width meters	Ag g/ton
9-3W	3.00	502.20
9-2W	4.30	514.40
9-1W	5.00	395.60
9-0	5.00	610.70
9-1E	5.00	701.60
9-2E	5.00	421.90
9-3E	3.40	398.20
9-4E	4.50	384.70
9-5E	7.00	269.40
9-6E	5.50	477.60
9-7E	7.00	742.60
9-8E	8.00	1001.10
9-9E	5.00	591.10
9-10E	4.80	468.00
9-11E	4.80	513.00
9-12E	7.00	170.80
9-13E	6.00	185.70
9-14E	4.80	545.90
9-15E	6.40	340.60
long meters	width meters	Ag g/ton
57	**5.30**	**492.10**

long m	width m	height m	e	tonnes	Ag g/ton
57	5.3	20	2.7	16313	492.10

BLOCK INDICATED 3

Stope 9

Line	width meters	Ag g/ton
9-16E	1.80	161.00
9-17E	4.00	122.30
9-18E	3.00	1024.10
9-19E	4.00	822.00
9-20E	6.00	224.60
9-21E	3.00	105.40
9-22E	3.80	124.90
9-23E	5.00	159.40
9-24E	4.70	562.20
9-25E	4.00	119.90
9-26E	5.00	353.70
9-27E	6.00	135.20
long meters	width meters	Ag g/ton
36	**4.19**	**313.60**

long m	width m	height m	e	tonnes	Ag g/ton
36	4.19	20	2.7	8145	313.60

BLOCK INFERRED 1			
Line	Samples	width meters	Ag g/ton
8-3E	E to L	8.00	340.80
8-10E	D to H	5.00	321.40
8-19E	D	1.00	298.70

long m	width m	height m	e	tonnes	Ag g/ton
60	4.25	13	2.7	8950	330.90

ORE SHOOT 2

BLOCK MEASURED 1

Level 7

Line	width meters	Ag g/ton
7-75E	2.00	191.10
7-76E	2.00	307.80
7-77E	2.00	354.10
7-78E	2.50	251.60
7-79E	2.00	131.60
7-80E	1.90	268.70
7-81E	2.00	242.30
7-82E	2.00	215.80
7-83E	1.70	201.80
7-84E	1.90	183.50
7-85E	1.90	380.70
7-86E	0.80	511.20
7-87E	0.50	1342.90
7-88E	1.90	620.20
7-89E	1.90	302.10
7-90E	2.70	302.10
7-91E	1.60	625.90
7-92E	1.80	297.40
7-93E	0.60	50.10
7-94E	2.80	162.10
7-95E	1.50	389.20
Long meters	width meters	Ag g/ton
63	**1.80**	**286.20**

Level 8

Line	width meters	Ag g/ton
8-36E	2.00	573.10
8-37E	2.00	357.00
8-38E	2.00	387.20
8-39E	2.00	326.90
8-40E	2.00	266.50
8-41E	1.00	128.20
8-42E	1.00	88.90
8-43E	1.70	86.30
8-44E	1.60	75.60
8-45E	2.40	1542.90
8-46E	2.00	167.20
8-47E	1.50	225.20
8-48E	1.70	299.80
8-49E	0.60	564.70
8-50E	1.80	943.00
8-51E	2.70	360.00
8-52E	2.40	352.70
8-53E	2.00	345.30
8-54E	1.70	326.40
8-55E	1.50	766.20
8-56E	2.40	107.30
long meters	width meters	Ag g/ton
63	**1.80**	**413.10**

long m	width m	height m	e	tonnes	Ag g/ton
63	**1.8**	**26**	**2.7**	**7582**	**349.70**

BLOCK MEASURED 2

Level 7		
Line	width meters	Ag g/ton
7-96E	1.60	60.00
7-97E	1.00	18.80
7-98E	1.60	126.70
7-99E	0.90	137.40
7-100E	0.40	1360.00
7-101E	1.00	422.60
7-102E	2.10	329.20
7-103E	2.00	393.20
7-104E	1.50	395.30
7-105E	1.40	517.10
7-106E	0.90	376.90
7-107E	1.50	373.00
7-108E	1.60	219.00
7-109E	1.70	65.00
7-110E	2.00	300.00
7-111E	1.80	87.90
7-112E	3.00	65.20
7-113E	3.00	88.00
7-114E	3.40	173.00
7-115E	5.50	252.90
7-116E	5.50	256.10
7-117E	4.20	171.20
7-118E	4.10	198.40
7-119E	2.40	134.50
Long meters	width meters	Ag g/ton
72	**2.03**	**247.40**

Level 8		
8-57E	3.80	621.90
8-58E	1.70	112.00
8-59E	2.00	448.50
8-60E	1.30	133.60
8-61E	1.30	138.40
8-62E	1.40	117.00
8-63E	1.50	207.20
8-64E	1.00	208.10
8-65E	1.80	101.00
8-66E	1.00	58.90
8-67E	1.20	319.70
8-68E	1.00	85.60
8-69E	1.60	318.40
8-70E	1.40	113.90
8-71E	1.90	457.70
8-72E	2.50	272.10
8-73E	2.00	210.20
8-74E	1.30	331.90
8-75E	1.40	196.60
8-76E	1.30	249.60
8-77E	0.70	128.90
8-78E	1.00	227.90
8-79E	1.70	161.70
8-80E	1.40	72.80
long meters	width meters	Ag g/ton
72	**1.55**	**257.10**

long m	width m	height m	e	tonnes	Ag g/ton
72	**1.79**	**32**	**2.7**	**11135**	**251.60**

DCK MEASURED 3

Level 7

Line	width meters	Ag g/ton
7-120E	1.90	111.20
7-121E	2.00	120.80
7-122E	3.30	102.30
7-123E	1.60	25.30
7-124E	2.00	212.00
7-125E	2.50	191.00
7-126E	2.20	87.80
7-127E	2.80	159.80
7-128E	2.00	106.10
7-129E	1.60	267.50
7-130E	1.80	160.50
7-131E	2.00	53.50
7-132E	1.60	459.90
7-133E	1.80	392.10
7-134E	2.50	646.90
7-135E	4.00	350.10
7-136E	3.20	448.10
7-137E	1.80	638.20
7-138E	1.80	281.00
7-139E	0.80	293.20
7-140E	2.60	352.40
7-141E	2.80	292.50
7-142E	2.50	245.50
7-143E	2.90	291.00
Long meters	width meters	Ag g/ton
72	**2.25**	**266.40**

Level 8

Line	width meters	Ag g/ton
8-81E	1.90	80.80
8-82E	1.50	59.90
8-83E	1.60	164.20
8-84E	1.90	56.40
8-85E	1.00	21.50
8-86E	1.80	82.80
8-87E	0.80	57.40
8-88E	1.70	56.60
8-89E	1.70	22.70
8-90E	0.60	39.80
8-91E	1.60	19.20
8-92E	1.50	140.70
8-93E	1.70	107.70
8-94E	1.60	69.40
8-95E	1.50	262.40
8-96E	1.00	176.50
8-97E	1.30	145.30
8-98E	1.60	125.80
8-99E	1.70	74.10
8-100E	1.30	14.40
8-101E	1.70	13.20
8-102E	1.00	14.60
8-103E	1.00	177.50
8-104E	0.80	36.10
long meters	width meters	Ag g/ton
72	**1.40**	**84.90**

long m	width m	height m	e	tonnes	Ag g/ton
72	**1.83**	**38**	**2.7**	**13519**	**196.80**

BLOCK INDICATED1

Level 8

Line	width meters	Ag g/ton
8-58EA	1.30	563.60
8-59EA	1.10	524.60
8-60EA	0.90	485.40
8-61EA	0.60	315.70
8-62EA	0.60	864.60
8-63EA	1.00	172.60
8-64EA	1.00	160.90
8-65EA	0.80	224.40
8-66EA	0.80	32.20
8-67EA	1.00	16.00
8-68EA	0.90	64.00
8-69EA	0.70	332.30
8-70EA	0.80	25.20
8-71EA	1.50	346.80
8-72EA	1.50	150.60
8-73EA	1.40	119.10
8-74EA	2.00	550.50
8-75EA	1.20	565.20
8-76EA	1.70	450.20
8-77EA	0.70	233.90
8-78EA	0.90	886.10
Long meters	width meters	Ag g/ton
63	**1.41**	**261.40**

long m	width m	height m	e	tonnes	Ag g/ton
63	**1.41**	**20**	**2.7**	**4797**	**261.40**

BLOCK INDICATED 2

Level 8

Line	width meters	Ag g/ton
8-105E	1.00	6.90
8-106E	1.40	32.70
8-107E	1.60	72.70
8-108E	1.50	47.30
8-109E	1.40	66.90
8-110E	1.60	61.80
8-111E	2.00	58.30
8-112E	1.90	697.10
8-113E	1.80	567.70
8-114E	1.50	162.30
8-115E	1.70	232.00
8-116E	1.00	306.00
Long meters	width meters	Ag g/ton
36	**1.53**	**155.80**

long m	width m	height m	e	tonnes	Ag g/ton
36	**1.53**	**20**	**2.7**	**2974**	**155.80**

BLOCK INDICATED 3

Level 8

Line	width meters	Ag g/ton
8-36E	2.00	573.10
8-37E	2.00	357.00
8-38E	2.00	387.20
8-39E	2.00	326.90
8-40E	2.00	266.50
8-41E	1.00	128.20
8-42E	1.00	88.90
8-43E	1.70	86.30
8-44E	1.60	75.60
8-45E	2.40	1542.90
8-46E	2.00	167.20
8-47E	1.50	225.20
8-48E	1.70	299.80
8-49E	0.60	564.70
8-50E	1.80	943.00
8-51E	2.70	360.00
8-52E	2.40	352.70
8-53E	2.00	345.30
8-54E	1.70	326.40
8-55E	1.50	766.20
8-56E	2.40	107.30
long meters	width meters	Ag g/ton
63	**1.80**	**413.10**

long m	width m	height m	e	tonnes	Ag g/ton
63	1.8	20	2.7	5832	413.10

BLOCK INDICATED 4

Level 8

Line	width meters	Ag g/ton
8-57E	3.80	621.90
8-58E	1.70	112.00
8-59E	2.00	448.50
8-60E	1.30	133.60
8-61E	1.30	138.40
8-62E	1.40	117.00
8-63E	1.50	207.20
8-64E	1.00	208.10
8-65E	1.80	101.00
8-66E	1.00	58.90
8-67E	1.20	319.70
8-68E	1.00	85.60
8-69E	1.60	318.40
8-70E	1.40	113.90
8-71E	1.90	457.70
8-72E	2.50	272.10
8-73E	2.00	210.20
8-74E	1.30	331.90
8-75E	1.40	196.60
8-76E	1.30	249.60
8-77E	0.70	128.90
8-78E	1.00	227.90
8-79E	1.70	161.70
8-80E	1.40	72.80
long meters	width meters	Ag g/ton
72	**1.55**	**257.10**

long m	width m	height m	e	tonnes	Ag g/ton
72	1.55	20	2.7	6026	257.10

BLOCK INDICATED 5		
Level 8		
Line	width meters	Ag g/ton
8-58EA	1.30	563.60
8-59EA	1.10	524.60
8-60EA	0.90	485.40
8-61EA	0.60	315.70
8-62EA	0.60	864.60
8-63EA	1.00	172.60
8-64EA	1.00	160.90
8-65EA	0.80	224.40
8-66EA	0.80	32.20
8-67EA	1.00	16.00
8-68EA	0.90	64.00
8-69EA	0.70	332.30
8-70EA	0.80	25.20
8-71EA	1.50	346.80
8-72EA	1.50	150.60
8-73EA	1.40	119.10
8-74EA	2.00	550.50
8-75EA	1.20	565.20
8-76EA	1.70	450.20
8-77EA	0.70	233.90
8-78EA	0.90	886.10
Long meters	width meters	Ag g/ton
63	**1.41**	**261.40**

long m	width m	height m	e	tonnes	Ag g/ton
63	1.41	20	2.7	4797	261.40

BLOCK INDICATED 6		
Level 8		
Line	width meters	Ag g/ton
8-81E	1.90	80.80
8-82E	1.50	59.90
8-83E	1.60	164.20
8-84E	1.90	56.40
8-85E	1.00	21.50
8-86E	1.80	82.80
8-87E	0.80	57.40
8-88E	1.70	56.60
8-89E	1.70	22.70
8-90E	0.60	39.80
8-91E	1.60	19.20
8-92E	1.50	140.70
8-93E	1.70	107.70
8-94E	1.60	69.40
8-95E	1.50	262.40
8-96E	1.00	176.50
8-97E	1.30	145.30
8-98E	1.60	125.80
8-99E	1.70	74.10
8-100E	1.30	14.40
8-101E	1.70	13.20
8-102E	1.00	14.60
8-103E	1.00	177.50
8-104E	0.80	36.10
long meters	width meters	Ag g/ton
72	**1.40**	**84.90**

long m	width m	height m	e	tonnes	Ag g/ton
72	1.4	20	2.7	5443	84.90

BLOCK INDICATED 7

Level 8

Line	width meters	Ag g/ton
8-105E	1.00	6.90
8-106E	1.40	32.70
8-107E	1.60	72.70
8-108E	1.50	47.30
8-109E	1.40	66.90
8-110E	1.60	61.80
8-111E	2.00	58.30
8-112E	1.90	697.10
8-113E	1.80	567.70
8-114E	1.50	162.30
8-115E	1.70	232.00
8-116E	1.00	306.00
Long meters	width meters	Ag g/ton
36	**1.53**	**155.80**

long m	width m	height m	e	tonnes	Ag g/ton
36	1.53	20	2.7	2974	155.80

BLOCK INFERRED 1

Line	Samples	width meters	Ag g/ton
7-94E	A to E	5.00	16.40
7-115E	G to S	12.70	449.20
7-134E	D to F	2.70	502.50

long m	width m	height m	e	tonnes	Ag g/ton
60	6	68	2.7	66096	322.70

INFERRED OXIDES

Line	Width	Ag g/ton
OX-1	3.00	234.60
OX-2	3.00	195.30
OX-3	1.00	269.20
OX-4	3.00	397.60
OX-5	4.00	240.30
Sample 457	3.00	248.10
Sample 458	3.50	280.30
Long meters	width meters	Ag g/ton
	2.93	**265.30**

long m	width m	height m	e	tonnes	Ag g/ton
600	2.93	120	2.7	569592	265.30

APPENDIX IV

LA PARILLA, DURANGO

Los Rosarios Mine Resources
Summary

by

Exploraciones Geológico-Mineras Occidental
Ing. Florentino Muñoz Cabral,
Director General

LOS ROSARIOS MINE RESOURCES

SUMMARY

ORE SHOOT 1

BLOCK MEASURED 1

long m	width m	height m	e	tonnes	Ag g/ton
62	4.28	25	2.7	17912	530.60

BLOCK MEASURED 2

long m	width m	height m	e	tonnes	Ag g/ton
51	3.03	28	2.7	11682	349.70

TOTAL				29594	459.20

BLOCK INDICATED 1

long m	width m	height m	e	tonnes	Ag g/ton
24	2	10	2.7	1296	287.70

BLOCK INDICATED 2

long m	width m	height m	e	tonnes	Ag g/ton
57	5.3	20	2.7	16313	492.10

BLOCK INDICATED 3

long m	width m	height m	e	tonnes	Ag g/ton
36	4.19	20	2.7	8145	313.60

TOTAL				25754	425.40

BLOCK INFERRED 1

long m	width m	height m	e	tonnes	Ag g/ton
60	4.25	13	2.7	8950	330.90

TOTAL				8950	330.90

ORE SHOOT 2

BLOCK MEASURED 1

long m	width m	height m	e	tonnes	Ag g/ton
60	1.8	26	2.7	7582	349.70

BLOCK MEASURED 2

long m	width m	height m	e	tonnes	Ag g/ton
72	1.79	32	2.7	11135	251.60

BLOCK MEASURED 3

long m	width m	height m	e	tonnes	Ag g/ton
72	1.83	38	2.7	13519	196.80

TOTAL				32236	251.70

BLOCK INDICATED1					
long m	width m	height m	e	tonnes	Ag g/ton
63	1.41	20	2.7	4797	261.40

BLOCK INDICATED 2					
long m	width m	height m	e	tonnes	Ag g/ton
36	1.53	20	2.7	2974	155.80

BLOCK INDICATED 3					
long m	width m	height m	e	tonnes	Ag g/ton
60	1.8	20	2.7	5832	413.10

BLOCK INDICATED 4					
long m	width m	height m	e	tonnes	Ag g/ton
72	1.55	20	2.7	6026	257.10

BLOCK INDICATED 5					
long m	width m	height m	e	tonnes	Ag g/ton
63	1.41	20	2.7	4797	261.40

BLOCK INDICATED 6					
long m	width m	height m	e	tonnes	Ag g/ton
72	1.4	20	2.7	5443	84.90

BLOCK INDICATED 7					
long m	width m	height m	e	tonnes	Ag g/ton
36	1.53	20	2.7	2974	155.80
TOTAL				32843	239.20

BLOCK INFERRED 1					
long m	width m	height m	e	tonnes	Ag g/ton
60	6	68	2.7	66096	322.70
TOTAL				66096	322.70

INFERRED	OXIDES				
long m	width m	height m	e	tonnes	Ag g/ton
600	2.93	120	2.7	569592	265.30
TOTAL				569595	265.30

TOTAL MEASURED RESOURCES	61830	351.00
TOTAL INDICATED RESOURCES	58597	321.00
TOTAL INFERRED RESOURCES	75046	323.70
TOTAL INFERRED OXIDES	569595	265.3

APPENDIX V

LA PARILLA, DURANGO

Santa Rosa Mine

Analyses, weighted averages, and comparison of results between duplicate and original samples, and comparison graph

FIRST MAJESTIC RESOURCES MEXICO S.A DE C.V.

LA PARRILLA, DURANGO, MEXICO

RAMPA SANTA ROSA RAMP

Total number of samples taken on 53 lines plus weighted averages for each line

Samples	Line	Location	I.D. Nr.	Sample #	Width (m)	Au	Ag	Pb	Zn	Cu
Mtras	Linea	Ubcion	No. ID.	N° muestra	Ancho (m)	ppm	ppm	%	%	%
1	1	A	**264**	264	0.50	<0.05	20	0.17	0.10	0.01
2	1	B	265	265	0.66	<0.05	6	0.05	0.03	<0.01
3	1	C	266	266	0.50	<0.05	5	0.03	0.02	<0.01
4	1	D	267	267	0.75	<0.05	11	0.12	0.03	<0.01
5	1	E	268	268	1.00	<0.05	6	0.05	0.01	<0.01
					3.41		**9**	**0.08**	**0.03**	
6	2	A	269	269	0.30	<0.05	193	0.47	0.12	0.01
7	2	B	270	270	1.00	<0.05	166	0.47	0.06	0.01
8	2	C	271	271	0.70	<0.05	796	1.22	0.09	0.03
9	2	D	272	272	0.80	<0.05	682	1.53	0.05	0.02
					2.80		**474**	**0.96**	**0.07**	
10	3	A	273	273	0.60	<0.05	112	0.24	0.12	0.01
11	3	B	274	274	0.60	<0.05	150	0.29	0.05	0.01
12	3	C	275	275	0.20	<0.05	78	0.14	0.06	0.01
13	3	D	276	276	1.00	<0.05	692	3.56	0.27	0.04
					2.40		**360**	**1.63**	**0.16**	
14	4	A	277	277	0.85	<0.05	88	0.23	0.07	0.01
15	4	B	278	278	0.78	<0.05	68	0.13	0.08	0.01
16	4	C	279	279	1.12	<0.05	124	0.44	0.14	0.02
17	4	D	280	280	0.85	<0.05	200	1.15	0.37	0.03
					3.60		**121**	**0.49**	**0.16**	
18	5	A	281	281	0.50	<0.05	93	0.20	0.06	0.01
19	5	B	282	282	1.40	<0.05	142	0.26	0.13	0.01
20	5	C	**283**	283	1.35	<0.05	191	0.40	0.11	0.03
					3.25		**155**	**0.31**	**0.11**	
21	6	A	284	284	1.20	<0.05	47	0.17	0.11	0.01
22	6	B	285	285	1.40	<0.05	106	0.17	0.09	0.01
23	6	C	286	286	1.35	<0.05	220	0.56	0.12	0.02
					3.95		**127**	**0.30**	**0.11**	
24	7	A	287	287	1.20	<0.05	388	1.70	0.18	0.02
25	7	B	288	288	1.50	<0.05	288	0.43	0.26	0.02
					2.70		**332**	**0.99**	**0.22**	
26	8	A	289	289	1.00	<0.05	73	0.97	0.24	0.02
27	8	B	290	290	0.80	<0.05	136	0.40	0.25	0.01
28	8	C	291	291	1.20	<0.05	214	0.51	0.54	0.02
					3.00		**146**	**0.63**	**0.36**	
29	9	A	292	292	0.90	<0.05	29	0.20	0.11	0.01
30	9	B	293	293	0.94	<0.05	107	0.74	0.36	0.02
31	9	C	294	294	1.35	<0.05	317	0.66	0.26	0.01
					3.19		**174**	**0.55**	**0.25**	
32	10	A	295	295	0.90	<0.05	115	0.45	0.20	0.01
33	10	B	296	296	1.37	<0.05	275	2.45	0.22	0.01
34	10	C	297	297	1.45	<0.05	723	5.32	0.25	0.03
					3.72		**411**	**3.08**	**0.23**	
35	11	A	1683	1683	1.00	<0.06	61	1.05	0.21	0.01
36	11	B	298	298	0.60	<0.05	102	1.16	0.29	0.03
37	11	C	299	299	**1.50**	<0.05	**60**	**0.53**	**0.22**	0.01
38	11	D	300	300	1.30	<0.05	1075	4.04	0.42	0.08
39	11	E	301	301	1.20	<0.05	92	1.09	0.27	0.02
					5.60		**307**	**1.63**	**0.28**	
40	12	A	302	302	0.60	<0.05	184	1.29	0.34	0.03
41	12	B	**303**	303	1.00	<0.05	193	1.22	0.56	0.02
					1.60		**190**	**1.25**	**0.48**	
42	13	A	304	304	0.90	<0.05	322	1.30	0.29	0.02
43	13	B	305	305	1.10	<0.05	480	1.89	0.81	0.02
44	13	C	306	306	0.85	<0.05	55	0.46	0.22	0.01
					2.85		**303**	**1.28**	**0.47**	
45	14	A	307	307	0.50	<0.05	216	0.52	0.97	0.02
46	14	B	308	308	0.75	<0.05	39	0.49	0.60	0.01

47	14	C	309	309	0.80	<0.05	109	1.90	0.24	0.01
48	14	D	310	310	1.10	<0.05	282	4.12	0.17	0.01
					3.15		**170**	**2.12**	**0.42**	
49	15	A	311	311	1.00	<0.05	163	0.51	0.62	0.03
50	15	B	312	312	1.40	0.14	1240	1.89	0.43	0.04
51	15	C	313	313	0.75	0.10	326	1.87	0.22	0.03
					3.15		**680**	**1.45**	**0.44**	
52	16	A	314	314	0.55	0.07	128	1.07	0.33	0.02
53	16	B	315	315	1.05	0.07	162	0.65	0.80	0.02
54	16	C	316	316	1.00	0.14	441	3.26	0.23	0.02
55	16	D	317	317	1.25	0.14	226	5.47	0.25	0.02
					3.85		**250**	**2.95**	**0.41**	
56	17	A	1684	1684	0.35	0.05	26	0.19	0.22	0.01
57	17	B	1685	1685	0.85	0.05	10	0.07	0.14	0.01
58	17	C	1686	1686	0.85	0.05	33	0.17	0.35	0.01
59	17	D	1687	1687	0.70	0.05	29	0.18	0.23	0.01
60	17	E	318	318	1.05	<0.05	41	0.72	0.29	0.01
61	17	F	319	319	1.30	<0.05	64	0.69	0.18	<0.01
62	17	G	320	320	0.55	0.07	60	0.94	0.31	0.02
63	17	H	321	321	1.40	0.07	201	2.18	0.23	0.02
					7.05		**72**	**0.80**	**0.24**	
64	18	A	322	322	1.00	0.13	122	1.31	0.23	0.02
65	18	B	**323**	323	1.40	0.18	602	6.22	0.11	0.03
66	18	C	324	324	1.40	0.14	176	2.17	0.16	0.02
					3.80		**319**	**3.44**	**0.16**	
67	19	A	325	325	0.35	0.13	920	0.75	0.22	0.02
68	19	B	326	326	0.65	0.13	218	2.71	0.25	0.04
69	19	C	327	327	0.80	0.10	320	0.90	0.11	0.03
70	19	D	328	328	0.70	0.23	188	0.60	0.12	0.02
71	19	E	329	329	0.85	0.14	208	0.26	0.09	0.01
					3.35		**307**	**1.01**	**0.15**	
72	20	A	330	330	1.00	0.17	809	1.24	0.41	0.02
73	20	B	331	331	1.00	0.10	531	0.99	0.28	0.02
74	20	C	332	332	0.90	0.16	184	0.82	0.15	0.02
					2.90		**519**	**1.02**	**0.28**	
75	21	A	333	333	0.50	0.20	898	1.61	0.31	0.02
76	21	B	334	334	0.95	0.35	625	0.80	0.48	0.02
77	21	C	335	335	1.45	0.10	320	0.62	0.32	0.01
78	21	D	336	336	1.00	0.07	251	1.32	0.76	0.02
					3.90		**451**	**0.97**	**0.47**	
79	22	A	337	337	0.94	0.11	859	1.45	0.56	0.02
80	22	B	338	338	0.61	0.07	602	3.41	0.48	0.03
81	22	C	339	339	0.83	0.10	263	0.48	0.15	0.01
82	22	D	340	340	1.30	0.06	75	0.43	0.25	<0.01
					3.68		**405**	**1.20**	**0.34**	
83	23	A	1562	1562	0.45	0.13	70	0.19	0.16	0.01
84	23	B	341	341	0.60	0.10	199	0.48	0.29	0.02
85	23	C	342	342	0.85	<0.05	468	0.77	0.24	0.02
86	23	D	**343**	343	0.85	0.10	164	0.52	0.28	0.01
87	23	E	344	344	0.75	0.07	75	0.35	0.17	0.01
88	23	F	345	345	1.00	0.17	107	0.43	0.19	0.01
					4.50		**189**	**0.48**	**0.22**	
89	24	A	346	346	0.70	0.10	332	0.49	0.12	0.01
90	24	B	347	347	1.10	<0.05	65	0.54	0.19	0.01
91	24	C	348	348	0.80	<0.05	71	2.91	0.42	0.07
92	24	D	349	349	0.70	0.10	212	1.02	0.24	0.02
93	24	E	350	350	1.00	0.07	177	0.39	0.12	0.01
					4.30		**160**	**1.02**	**0.21**	
94	25	A	402	402	0.50	0.18	103	0.26	0.14	<0.01
95	25	B	403	403	0.70	0.07	238	0.58	0.31	0.01
96	25	C	404	404	0.95	0.06	154	0.30	0.23	<0.01
					2.15		**169**	**0.38**	**0.24**	
97	26	A	405	405	0.25	0.07	50	0.25	0.13	<0.01
98	26	B	406	406	1.25	0.07	243	0.75	0.41	0.01
					1.50		**211**	**0.67**	**0.36**	

99	27	A	407	407	0.55	0.20	216	0.50	0.69	<0.01
100	27	B	408	408	0.65	0.07	787	3.72	0.18	<0.01
101	27	C	409	409	0.83	0.19	353	1.67	0.51	0.01
					2.03		**455**	**2.01**	**0.45**	
102	28	A	410	410	0.55	0.24	214	1.74	0.30	<0.01
103	28	B	411	411	0.98	0.10	380	1.50	0.24	<0.01
104	28	C	412	412	0.42	<0.05	24	0.38	0.26	<0.01
					1.95		**257**	**1.33**	**0.26**	
105	**29**	**A**	**413**	**413**	**1.05**	**<0.05**	**283**	**0.78**	**0.20**	**0.01**
106	30	A	**414**	414	0.65	<0.05	110	0.19	0.07	<0.01
107	30	B	415	415	0.95	<0.05	196	0.90	0.15	<0.01
108	30	C	416	416	1.00	<0.05	626	1.93	0.32	0.01
109	30	D	417	417	1.20	<0.05	168	0.66	0.27	0.02
					3.80		**286**	**0.97**	**0.22**	
110	**31**	**A**	**418**	**418**	**0.70**		**74**	**0.50**	**0.23**	
111	**32**	**A**	**419**	**419**	**0.70**	**0.10**	**426**	**1.44**	**0.92**	**0.02**
112	33	A	1564	1564	0.40	0.13	144	0.95	0.24	0.02
113	33	B	420	420	0.85	<0.05	479	1.96	0.45	0.03
114	33	C	421	421	1.10	<0.05	172	0.63	0.22	0.01
115	33	D	422	422	0.85	<0.05	536	1.36	0.21	0.01
					3.20		**347**	**1.22**	**0.28**	
116	34	A	423	423	1.00	<0.05	84	0.41	0.20	<0.01
117	34	B	424	424	0.70	<0.05	85	0.32	0.22	<0.01
118	34	C	425	425	0.80	<0.05	88	0.34	0.16	<0.01
					2.50		**86**	**0.36**	**0.19**	
119	35	A	1565	1565	0.40	0.05	256	0.19	0.06	0.01
120	35	B	426	426	0.75	0.10	344	1.67	0.45	0.03
121	35	C	427	427	0.85	<0.05	156	0.58	0.37	<0.01
122	35	D	428	428	0.94	<0.05	424	0.69	0.09	<0.01
					2.94		**303**	**0.84**	**0.26**	
123	36	A	429	429	0.60	<0.05	96	0.15	0.15	<0.01
124	36	B	430	430	1.00	0.14	738	0.33	1.78	0.02
125	36	C	431	431	0.65	<0.05	182	1.04	0.27	0.02
126	36	D	432	432	0.60	<0.05	18	0.29	0.19	<0.01
127	36	E	433	433	0.75	<0.05	134	0.45	0.23	<0.01
					3.60		**285**	**0.45**	**0.65**	
128	37	A	**434**	434	1.10	<0.05	262	0.19	0.08	<0.01
129	37	B	435	435	0.30	<0.05	400	0.35	0.13	0.01
130	37	C	436	436	0.70	0.25	795	1.59	0.59	0.02
131	37	D	437	437	0.70	0.07	176	1.15	0.34	0.01
132	37	E	438	438	0.80	<0.05	48	0.36	0.22	<0.01
					3.60		**313**	**0.70**	**0.27**	
133	38	A	439	439	0.35	0.10	47	0.89	0.22	0.01
134	38	B	440	440	1.05	0.07	59	0.25	0.08	<0.01
135	38	C	441	441	0.98	<0.05	24	0.41	0.08	<0.01
					2.38		**43**	**0.41**	**0.10**	
136	39	A	442	442	0.35	0.11	144	0.60	0.11	<0.01
137	39	B	443	443	0.65	0.14	149	0.69	0.11	<0.01
138	39	C	444	444	0.90	0.13	13	0.50	0.11	<0.01
					1.90		**84**	**0.58**	**0.11**	
139	40	A	445	445	0.60	0.11	136	1.34	0.08	<0.01
140	40	B	446	446	0.60	0.07	46	0.26	0.08	<0.01
141	40	C	447	447	1.00	0.07	16	0.10	0.07	<0.01
					2.20		**57**	**0.48**	**0.08**	
142	41	A	448	448	0.75	0.17	617	1.85	0.46	0.01
143	41	B	449	449	0.75	0.13	515	4.92	0.07	0.01
144	41	C	450	450	0.97	0.42	29	0.09	0.03	<0.01
					2.47		**355**	**2.09**	**0.17**	
145	42	A	1556	1556	0.55	0.32	1425	3.29	0.26	0.02
146	42	B	1557	1557	1.00	0.10	87	0.62	0.12	<0.01

147	42	C	1558	1558	1.20	0.30	23	0.18	0.04	<0.01
					2.75		**327**	**0.96**	**0.11**	
148	**43**	**A**	**1561**	**1561**	**0.65**	**0.07**	**20**	**0.14**	**0.12**	**<0.01**
150	**44**	**A**	**1563**	**1563**	**0.75**	**0.10**	**174**	**0.25**	**0.08**	**0.01**
151	**45**	**A**	**1566**	**1566**	**1.10**	**0.21**	**97**	**0.65**	**0.12**	**<0.01**
154	46	A	1569	1569	0.90	<0.05	84	0.46	0.24	0.01
155	46	B	1570	1570	0.90	<0.05	107	0.94	0.17	<0.01
156	46	C	1571	1571	1.00	0.23	33	0.55	0.06	<0.01
					2.80		**163**	**1.00**	**0.25**	
157	47	A	1572	1572	0.80	0.07	257	0.18	0.60	0.01
158	47	B	1573	1573	1.00	0.10	146	0.57	0.08	<0.01
159	47	C	1574	1574	0.62	0.24	50	0.58	0.11	0.01
					2.42		**158**	**0.44**	**0.26**	
160	48	A	1575	1575	0.95	0.11	55	0.91	0.20	0.01
161	48	B	1576	1576	0.85	0.16	118	0.98	0.08	<0.01
162	48	C	1577	1577	0.80	0.18	25	0.24	0.08	<0.01
					2.60		**66**	**0.73**	**0.12**	
163	49	A	1578	1578	0.55	0.17	51	0.52	0.09	<0.01
164	49	B	1579	1579	0.75	0.06	17	0.19	0.08	<0.01
165	49	C	1580	1580	0.90	<0.05	29	0.16	0.09	<0.01
					2.20		**30**	**0.26**	**0.09**	
166	50	A	1581	1581	0.90	0.07	25	1.06	0.05	<0.01
167	50	B	1582	1582	0.75	0.10	44	0.97	0.06	<0.01
168	50	C	1583	1583	0.70	0.10	53	0.16	0.03	<0.01
169	50	D	1584	1584	1.00	0.41	13	0.09	0.11	<0.01
170	50	E	1585	1585	1.00	<0.05	15	0.12	0.08	<0.01
					4.35		**28**	**0.46**	**0.07**	
171	51	A	**1586**	1586	0.90	0.07	26	0.16	0.06	<0.01
172	51	B	1587	1587	0.90	0.07	37	0.13	0.04	<0.01
173	51	C	1588	1588	0.80	<0.05	23	0.18	0.03	<0.01
					2.60		**29**	**0.16**	**0.04**	
174	52	A	1589	1589	0.90	<0.05	44	0.21	0.13	<0.01
175	52	B	1590	1590	0.90	0.07	20	0.08	0.03	<0.01
176	52	C	1591	1591	0.80	<0.05	22	0.11	0.03	<0.01
					2.60		**29**	**-**	**-**	
177	53	F	1688	1688	1.00	0.14	67	0.18	0.13	0.01
178	53	E	1689	1689	1.00	<0.05	29	0.15	0.14	0.01
179	53	D	1690	1690	1.00	<0.05	30	0.22	0.22	0.01
180	53	C	1691	1691	1.00	<0.05	12	0.09	0.06	<0.01
181	53	B	1692	1692	1.00	<0.05	10	0.05	0.06	<0.01
182	53	A	1693	1693	1.00	<0.05	46	0.18	0.07	0.01
					6.00		**32**	**0.15**	**0.11**	

APPENDIX VI

LA PARILLA, DURANGO

Analyses and Averages for the Follow-up Sampling Program
in the Old San Marcos Workings

by

ECOSA - Exploraciones Geológico-Mineras de Occidente S. A. de C. V.
Ing. Florentino Muñoz Cabral,
Director General

Analysis by ALS Chemex, México

First Majestic Resources Corp México S.A. de C.V.
MINA SAN MARCOS MINE
La Parilla Property

Muestra Sample	Linea Line	Ubicación Location	No. ID ID Nr.	Ancho (m) Width (m)	Au ppm	Ag ppm	Cu %	Pb %	Zn %
1	1	A	1698	0.50	0.07	50	0.02	1.26	1.08
2	1	B	1699	1.00	0.58	126	0.04	4.48	0.86
3	1	C	1700	0.60	2.89	429	0.02	3.73	0.13
				2.10	**1.12**	**194**	**0.03**	**3.50**	**0.70**
4	2	A	1701	0.60	0.33	93	0.03	1.2	0.69
5	2	B	1702	0.95	0.41	207	0.06	2.03	0.61
6	2	C	1703	1.20	0.49	269	0.06	3.11	0.88
7	2	D	1704	1.40	0.48	818	0.03	3.34	1.37
				4.15	**0.45**	**415**	**0.05**	**2.66**	**0.96**
8	3	A	1705	**3.00**	**0.26**	**277**	**0.04**	**1.41**	**1.43**
9	4	A	1714	**1.00**	**0.70**	**71**	**0.15**	**7.15**	**0.59**
10	5	A	1715	0.70	0.37	140	0.04	3.82	0.69
11	5	B	1716	0.50	0.95	401	0.09	6.61	0.48
12	5	C	1717	1.00	1.03	1,305	0.07	6.87	0.47
				2.20	**0.80**	**729**	**0.07**	**5.84**	**0.54**
13	6	A	1718	0.70	1.03	253	0.11	8.64	0.33
14	6	B	1719	0.70	0.74	148	0.1	7.45	0.56
15	6	C	1720	0.50	0.74	128	0.07	5.69	0.59
				1.90	**0.85**	**181**	**0.10**	**7.43**	**0.48**
16	7	A	1721	**0.80**	**0.48**	**192**	**0.08**	**8.01**	**0.88**
17	8	A	1722	0.60	0.06	743	0.03	7.16	0.52
18	8	B	1723	1.00	0.45	247	0.03	6.28	0.47
				1.60	**0.30**	**433**	**0.03**	**6.61**	**0.49**
19	9	A	1724	0.80	1.03	113	0.17	8.35	0.49
20	9	B	1725	1.00	0.50	157	0.07	8	0.76
				1.80	**0.74**	**137**	**0.11**	**8.16**	**0.64**
21	10	A	1726	0.60	0.21	180	0.04	2.07	0.69
22	10	B	1727	1.00	1.54	225	0.11	7.45	0.26
				1.60	**1.04**	**208**	**0.08**	**5.43**	**0.42**
23	11	A	1728	**1.25**	**2.06**	**598**	**0.19**	**6.82**	**0.07**
24	12	A	1729	1.00	1.84	285	0.08	8	0.18
25	12	B	1730	0.80	0.56	158	0.04	3.33	0.44
				1.80	**1.27**	**229**	**0.06**	**5.92**	**0.30**
26	13	A	1731	0.65	0.39	156	0.05	0.48	0.52
27	13	B	1732	0.80	0.72	81	0.03	0.97	1.38
28	13	C	1733	0.75	0.10	562	0.01	0.34	0.13
29	13	D	1734	1.10	0.05	212	0.01	0.25	0.39
				3.30	**0.29**	**249**	**0.02**	**0.49**	**0.60**
30	14	A	1735	**1.10**	**0.29**	**108**	**0.02**	**2.8**	**0.26**
				27.60					
Promedio/Average				**1.97**	**0.69**	**308**	**0.06**	**4.38**	**0.67**

FILE NO
82-34833


FIRST MAJESTIC
RESOURCE CORP

April 25, 2005

British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission

Continuous Disclosure – News Release

Dear Sirs:

Re: First Majestic Resource Corp. (the "Company")
News Release dated April 25, 2005 disseminated through the services of Canada NewsWire Group

Please note that the Company news release dated April 25, 2005 which was disseminated to the public through the services of Canada NewsWire Group on April 25, 2005 contained a hyperlink reference to the SEDAR website and could not be filed as originally created.

Pursuant to "Section 7 Preparation of Documents for Electronic Filing", specifically section 7.2(e)(i)(B), a document which is filed on SEDAR cannot contain any web links or cross-document links.

The Company has been informed by the British Columbia Securities Commission that it may file an explanatory cover letter with a revised version of the April 25, 2005 news release which does not contain the web link to the SEDAR website. This minor amendment to the news release does not alter the intent of the information contained therein but provides the general public with direction for access to any documents referenced in the news release.

Should you have any questions regarding the above, please do not hesitate to contact the writer. Thank you.

Yours truly,

FIRST MAJESTIC RESOURCE CORP.

'signed'

Jude Fawcett
Corporate Administrator

FIRST MAJESTIC RESOURCE CORP | 885 WEST GEORGIA STREET, SUITE 1480, VANCOUVER, BC CANADA V6C 3E8
TOLL FREE 1 866 529 2807 | TEL 604 688-3033| FAX 604 601-2010| INFO@FIRSTMAJESTIC.COM | WWW.FIRSTMAJESTIC.COM

FILE NO
82-34833

FIRST MAJESTIC RESOURCE CORP.

Suite 1480 – 885 West Georgia Street
Vancouver, B.C., Canada V6C 3E8
Telephone: (604) 688-3033, Fax: (604) 601-2010
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

NEWS RELEASE

TSX Venture Exchange - FR **April 25, 2005**
Pink Sheets – FMJRF
Frankfurt – 905910

Discovery of Third Ore Shoot at La Parrilla Silver Mine and Update

First Majestic Resource Corp ("First Majestic" or the "Company") is pleased to announce the discovery of what is interpreted to be a third ore shoot (Ore Shoot No. 3) during its first stage development and exploration program at the La Parrilla Silver Mine in Durango, Mexico. The discovery was made as a result of mining and development activity 50 metres east of Ore Shoots No. 1 and No. 2 in the oxide cap of an identified regional mineralized structure 4 kms in length. The purpose of this development, which began in December 2004, has been to supply fresh oxide ore to the mill for silver production and to gain safe access to the sulphide levels 8 and 9 and to allow for further underground exploration and resource development and expansion.

The Company has prepared and filed a report pursuant to National Instrument 43-101 which can be accessed on the SEDAR website. The Qualified Person was Jan N. Helsen, Ph. D., P. Geo. Dr. Helsen visited the site on February 25 and 26, 2005, and reviewed the ongoing development and mining operations. To date 179 samples have been taken from the oxide ramp of Ore Shoot No. 3, which is in excess of 123 metres in length and is 1.83 meters in width. The average assayed grade in this section is 376 grams per tonne silver. These samples were sent to and assayed at the ALS Chemex Lab in Vancouver, British Columbia.

Previous work (see Orequest 43-101 report dated April 26, 2004), indicates that mineable sulphide ore is present in Ore Shoots 1 and 2 and that both are open to depth. The discovery of this third Ore Shoot is extremely important as it provides the Company a third potential option for future mining activity

As part of the ongoing exploration and underground development program the Company has defined a 25,000 metre diamond drilling program which will focus on the depth and strike extensions of all three ore shoots and two regional structures with a strike length of over 4 kms. The diamond drill program is scheduled to begin at the end of May 2005.

Improved Mill Recoveries

Over the last few months the mill has operated with a throughput of approximately 180 tonnes per day. The bulk of the Company's silver production has originated from oxides in level 0 (Ore Shoot No.1) and from ramp development in the newly discovered Ore Shoot No. 3.

The implementation of the additional five leaching tanks (announced October 4, 2004) which began full operation in March has resulted in improved silver recoveries from oxide ore from an initial 40% to 60%. The Company is targeting recoveries of 80%. Further improvements scheduled to take place over the next few months are designed to prepare the mill for mixed sulphide and oxide ore production. With the addition of sulphide ore production the Company plans to increase throughput to approximately 400 tonnes per day.

Letter Agreement signed to Acquire La Encarnacion Mining Claim

The Company is pleased to further announce that it has entered into a Letter Agreement with Oremex Resources Inc. to acquire its La Encarnacion Mining Claim adjacent to the La Parrilla Silver Mine. Terms of the agreement requires the Company to pay CDN$20,000 and 200,000 common shares to obtain a 100% interest. The 16 hectare

FILE NO
82-34833

FIRST MAJESTIC RESOURCE CORP.

Suite 1480 – 885 West Georgia Street
Vancouver, B.C., Canada V6C 3E8
Telephone: (604) 688-3033 Fax: (604) 601-2010
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

---

NEWS RELEASE

TSX Venture Exchange - FR
Pink Sheets – FMJRF
Frankfurt – 905910

May 3, 2005

Financing Update

First Majestic Resource Corp. (the "Company") announces today that further to the announcement dated March 21, 2005 regarding the brokered private placement offering of 6.0 million units ("Units") of the Company at a price of CDN$2.50 per Unit (the "Offering") the Units will be repriced to $2.15 per Unit and the Company will offer up to a maximum of 5,000,000 Units. Each Unit will consist of one common share (a "Unit Share") and one-half of one common share purchase warrant (a "Warrant"), with a full Warrant entitling the holder to purchase one additional common share of the Company ("Warrant Shares") at an exercise price of CDN$2.50 per Warrant Share for a period of two years after the closing of the Offering. The Offering is expected to close on or about May 19, 2005. Completion of the Offering is subject to receipt by the Company of all necessary regulatory approvals. The securities to be issued under the Offering will be subject to a four-month hold period.

Jennings Capital Inc. (the "Agent") will act as the lead agent for the Offering. The Agent will receive a cash commission equal to 7% of the gross proceeds raised under the Offering. In addition, the Company has agreed to issue to the Agents at closing, broker warrants entitling the Agents, for a period of 24 months from the closing of the Offering, to acquire that number of Common Shares of the Company ("Broker Shares") that is equal to 7% of the number of Units sold under the Offering, exercisable at a price of CDN$2.15 per Broker Share.

The Company plans to use the net proceeds of the Offering to advance development and exploration at Company's La Parrilla Silver Mine, the Candamena, Dios Padre and Chalchihuites properties in Mexico.

FIRST MAJESTIC RESOURCE CORP.

"signed"

Keith Neumeyer
President

Not for distribution to the United States newswire services or for dissemination in the United States.

This Press release shall not constitute an offer to sell of the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful. The securities have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of First Majestic Resource Corp. are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction and the TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

FILE NO
82-34833

FIRST MAJESTIC RESOURCE CORP.

Suite 1480 – 885 West Georgia Street
Vancouver, B.C., Canada V6C 3E8
Telephone: (604) 688-3033, Fax: (604) 601-2010
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

---

NEWS RELEASE

TSX Venture Exchange - FR **April 25, 2005**
Pink Sheets – FMJRF
Frankfurt – 905910

Discovery of Third Ore Shoot at La Parrilla Silver Mine and Update

First Majestic Resource Corp ("First Majestic" or the "Company") is pleased to announce the discovery of what is interpreted to be a third ore shoot (Ore Shoot No. 3) during its first stage development and exploration program at the La Parrilla Silver Mine in Durango, Mexico. The discovery was made as a result of mining and development activity 50 metres east of Ore Shoots No. 1 and No. 2 in the oxide cap of an identified regional mineralized structure 4 kms in length. The purpose of this development, which began in December 2004, has been to supply fresh oxide ore to the mill for silver production and to gain safe access to the sulphide levels 8 and 9 and to allow for further underground exploration and resource development and expansion.

The Company has prepared and filed a report pursuant to National Instrument 43-101 which can be accessed on the SEDAR website. The Qualified Person was Jan N. Helsen, Ph. D., P. Geo. Dr. Helsen visited the site on February 25 and 26, 2005, and reviewed the ongoing development and mining operations. To date 179 samples have been taken from the oxide ramp of Ore Shoot No. 3, which is in excess of 123 metres in length and is 1.83 meters in width. The average assayed grade in this section is 376 grams per tonne silver. These samples were sent to and assayed at the ALS Chemex Lab in Vancouver, British Columbia.

Previous work (see Orequest 43-101 report dated April 26, 2004), indicates that mineable sulphide ore is present in Ore Shoots 1 and 2 and that both are open to depth. The discovery of this third Ore Shoot is extremely important as it provides the Company a third potential option for future mining activity

As part of the ongoing exploration and underground development program the Company has defined a 25,000 metre diamond drilling program which will focus on the depth and strike extensions of all three ore shoots and two regional structures with a strike length of over 4 kms. The diamond drill program is scheduled to begin at the end of May 2005.

Improved Mill Recoveries

Over the last few months the mill has operated with a throughput of approximately 180 tonnes per day. The bulk of the Company's silver production has originated from oxides in level 0 (Ore Shoot No.1) and from ramp development in the newly discovered Ore Shoot No. 3.

The implementation of the additional five leaching tanks (announced October 4, 2004) which began full operation in March has resulted in improved silver recoveries from oxide ore from an initial 40% to 60%. The Company is targeting recoveries of 80%. Further improvements scheduled to take place over the next few months are designed to prepare the mill for mixed sulphide and oxide ore production. With the addition of sulphide ore production the Company plans to increase throughput to approximately 400 tonnes per day.

Letter Agreement signed to Acquire La Encarnacion Mining Claim

The Company is pleased to further announce that it has entered into a Letter Agreement with Oremex Resources Inc. to acquire its La Encarnacion Mining Claim adjacent to the La Parrilla Silver Mine. Terms of the agreement requires the Company to pay CDN$20,000 and 200,000 common shares to obtain a 100% interest. The 16 hectare

claim, which hosts past production, lies within the land boundaries of the La Parrilla Silver Mine property and increases the Company's land holding to approximately 300 hectares. The terms and conditions of the Letter Agreement are subject to final legal due diligence review and regulatory approval.

Final Payment for La Parrilla Silver Mine

The Company is pleased to announce that it has made the final instalment of US$1,000,000 for the acquisition of a 100% interest in the La Parrilla Silver Mine. Pursuant to the terms to the original purchase documents signed January 9, 2004, title of the La Parrilla was transferred to the Company; however, an overriding mortgage agreement was placed on the property. As final payment has now been made, these mortgages will be removed and no further liens or encumbrances will be attached to the La Parrilla Silver Mine resulting in full ownership for the Company.

FIRST MAJESTIC RESOURCE CORP.

"signed"

Keith Neumeyer
President

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of First Majestic Resource Corp. are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

FILE NO
82-34833

FIRST MAJESTIC RESOURCE CORP.

Suite 1480 – 885 West Georgia Street
Vancouver, B.C., Canada V6C 3E8
Telephone: (604) 688-3033 Fax: (604) 601-2010
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

NEWS RELEASE

TSX Venture Exchange - FR
Pink Sheets – FMJRF
Frankfurt – 905910

May 3, 2005

Financing Update

First Majestic Resource Corp. (the "Company") announces today that further to the announcement dated March 21, 2005 regarding the brokered private placement offering of 6.0 million units ("Units") of the Company at a price of CDN$2.50 per Unit (the "Offering") the Units will be repriced to $2.15 per Unit and the Company will offer up to a maximum of 5,000,000 Units. Each Unit will consist of one common share (a "Unit Share") and one-half of one common share purchase warrant (a "Warrant"), with a full Warrant entitling the holder to purchase one additional common share of the Company ("Warrant Shares") at an exercise price of CDN$2.50 per Warrant Share for a period of two years after the closing of the Offering. The Offering is expected to close on or about May 19, 2005. Completion of the Offering is subject to receipt by the Company of all necessary regulatory approvals. The securities to be issued under the Offering will be subject to a four-month hold period.

Jennings Capital Inc. (the "Agent") will act as the lead agent for the Offering. The Agent will receive a cash commission equal to 7% of the gross proceeds raised under the Offering. In addition, the Company has agreed to issue to the Agents at closing, broker warrants entitling the Agents, for a period of 24 months from the closing of the Offering, to acquire that number of Common Shares of the Company ("Broker Shares") that is equal to 7% of the number of Units sold under the Offering, exercisable at a price of CDN$2.15 per Broker Share.

The Company plans to use the net proceeds of the Offering to advance development and exploration at Company's La Parrilla Silver Mine, the Candamena, Dios Padre and Chalchihuites properties in Mexico.

FIRST MAJESTIC RESOURCE CORP.

"signed"

Keith Neumeyer
President

Not for distribution to the United States newswire services or for dissemination in the United States.

This Press release shall not constitute an offer to sell of the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful. The securities have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of First Majestic Resource Corp. are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction and the TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

FILE NO
82-34833

FIRST MAJESTIC RESOURCE CORP.

Suite 1480 – 885 West Georgia Street
Vancouver, B.C., Canada V6C 3E8
Telephone: (604) 688-3033, Fax: (604) 601-2010
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

---

NEWS RELEASE

TSX Venture Exchange - FR **May 3, 2005**
Pink Sheets – FMJRF
Frankfurt – 905910

Exploration Update on the Chalchihuites Group of Properties

First Majestic Resource Corp. ("First Majestic" or the "Company") is pleased to announce that further to its announcement dated October 4, 2004, it has completed the second phase of exploration and identified drill ready targets, on the Chalchihuites Group of Properties, located in Chalchihuites, Zacatecas, Mexico.

The Chalchihuites Group of Properties comprises 487 hectares of mining claims covering four old mines, namely the Perseverancia Silver Mine, San Juan Silver Mine, the Magistral Mine and La Esmeralda Mine, which all have a history of high grade silver and base metal production. Mineralization is present in veins, manto and chimney type ore bodies.

As previously announced, first phase exploration consisted of systematic collection of several rock samples from underground at the Perseverancia Silver Mine and from other drifts within the property boundaries. Based on encouraging results the second phase program consisted of additional geological mapping, geochemistry and a geophysical program. The geochemistry and geophysical survey was conducted over 13 line kilometres on 7 lines spaced 150 metres apart with 50 metre sample intervals.

The geochemistry program identifies four very well defined anomalies outlining and coinciding with the Perseverancia Silver Mine (Cu-Pb-Zn anomaly), the San Juan Silver Mine (Pb-Zn-Cu anomaly), La Esmeralda Mine (Cu anomaly) and Las Cotorras Mine (Zn anomaly) (see Company's web site for maps).

Coincident Natural Source Audio-Frequency Magneto-Telluric (NSAMT) geophysical anomalies confirm the geochemical anomalies at the Perseverancia, San Juan and Esmeralda. In particular, the survey traces out the possible extension of two known chimneys at the Perseverancia mine, beyond the current 200 metres to a depth of at least 500 meters, which was the extent of this survey.

Additionally, the geophysics details a skarn/intrusive contact ("Contact Zone"), hosting the Perseverancia, Las Cotorras and Verdiosa mines over a strike length in excess of 1 km. At the San Juan mine, geophysics imply both strike and depth extensions of the mapped and sampled vein structures. The geophysics program was conducted by Zonge Engineering, Tucson, AR between November 2004 to March 2005.

The Company is very encouraged with these results and intends to commence a third stage exploration program in June 2005. The program will include 5,000 metres of diamond drilling which will initially focus on testing the depth extensions of the Perseverancia Silver Mine chimneys, targets along the 1 km Contact Zone and the San Juan vein structures along strike and at depth.

FIRST MAJESTIC RESOURCE CORP.

"signed"

Keith Neumeyer
President

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of First Majestic Resource Corp. are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

FILE NO
82-34833

Form 51-102F3
Material Change Report

Item 1 Name and Address of Company

FIRST MAJESTIC RESOURCE CORP. (the "Company")
1480 – 885 West Georgia Street
Vancouver, BC V6C 3E8 CANADA

Item 2 Date of Material Change

April 25, 2005

Item 3 News Release

The Company disseminated a press release through the services of Canada NewsWire Group.

Item 4 Summary of Material Change

1. Discovery of Third Ore Shoot at La Parrilla Silver Mine
2. Letter Agreement signed to acquire La Encarnacion Mining Claim.
3. Final Payment for La Parrilla Silver Mine

Item 5 Full Description of Material Change

1. Discovery of Third Ore Shoot at La Parrilla Silver Mine

The Company is pleased to announce the discovery of what is interpreted to be a third ore shoot (Ore Shoot No. 3) during its first stage development and exploration program at the La Parrilla Silver Mine in Durango, Mexico. The discovery was made as a result of mining and development activity 50 metres east of Ore Shoots No. 1 and No. 2 in the oxide cap of an identified regional mineralized structure 4 kms in length. The purpose of this development, which began in December 2004, has been to supply fresh oxide ore to the mill for silver production and to gain safe access to the sulphide levels 8 and 9 and to allow for further underground exploration and resource development and expansion.

2. Letter Agreement signed to acquire La Encarnacion Mining Claim

The Company is pleased to further announce that it has entered into a Letter Agreement with Oremex Resources Inc. to acquire its La Encarnacion Mining Claim adjacent to the La Parrilla Silver Mine. Terms of the agreement requires the Company to pay CDN$20,000 and 200,000 common shares to obtain a 100% interest. The 16 hectare claim, which hosts past production, lies within the land boundaries of the La Parrilla Silver Mine property and increases the Company's land holding to approximately 300 hectares. The terms and conditions of the Letter Agreement are subject to final legal due diligence review and regulatory approval.

2. Final Payment for La Parrilla Silver Mine

The Company is pleased to announce that it has made the final instalment of US$1,000,000 for the acquisition of a 100% interest in the La Parrilla Silver Mine. Pursuant to the terms to the original purchase documents signed January 9, 2004, title of the La Parrilla was transferred to the Company; however, an overriding mortgage agreement was placed on the property. As final payment has now been made, these mortgages will be removed and no further liens or encumbrances will be attached to the La Parrilla Silver Mine resulting in full ownership for the Company.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Keith Neumeyer, President
Telephone: 604 688 3033
Facsimile: 604 601 2010

Item 9 Date of Report

April 25, 2005

FILE NO
82-34833

FIRST MAJESTIC RESOURCE CORP.

Suite 1480 – 885 West Georgia Street
Vancouver, B.C., Canada V6C 3E8
Telephone: (604) 688-3033 Fax: (604) 601-2010
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

NEWS RELEASE

TSX Venture Exchange - FR
Pink Sheets – FMJRF
Frankfurt – 905910

May 19, 2005

Financing Update

In light of adverse market conditions, the Company has agreed with Jennings Capital Inc. to cancel its previously announced brokered private placement. The Company may elect to complete a non-brokered private placement lead by its major shareholders, however, no agreement has been reached at this time. If such an agreement is reached, the Company will announce details at that time. The Company remains in a strong financial position with over $4.0 million in working capital.

Additionally, drilling is anticipated to commence at the La Parrilla Silver Mine in the coming weeks. The 25,000 metre diamond drill program will focus on increasing reserves and resources on the depth and strike extensions of the three known ore shoots which are part of two intersecting regional structures with a strike length of over 4 kms. Further details will be announced once the program begins.

FIRST MAJESTIC RESOURCE CORP.

"signed"

Keith Neumeyer
President

Not for distribution to the United States newswire services or for dissemination in the United States.

This Press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful. The securities have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of First Majestic Resource Corp. are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction and the TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

FILE NO
82-34833

FIRST MAJESTIC
RESOURCE CORP


WORLD OF SILVER

Third Quarter Interim Financial Statements – March 31, 2005

FIRST MAJESTIC RESOURCE CORP | Suite 1480 – 885 West Georgia Street, Vancouver, BC Canada V6C 3E8
Toll Free 866 529 2807 | Tel 604 688 3033 | Fax 604 601 2010



FIRST MAJESTIC RESOURCE CORP.
MANAGEMENT DISCUSSION & ANALYSIS

This Management Discussion and Analysis of FIRST MAJESTIC RESOURCE CORP. (the "Company") provides analysis of the Company's financial results for the three month period ended March 31, 2005. The following information should be read in conjunction with the accompanying interim financial statements. Additional information on the Company is available on SEDAR at www.sedar.com.

1.1. Date of Report: May 24, 2005

1.2 Overall Performance

Nature of Business and Overall Performance

The Company is engaged in the production, development and exploration of mineral properties with a primary focus on silver. The Company trades on the TSX Venture Exchange ("TSXV") under the symbol "FR".

1.3 Results of Operations for the Three Month Period Ended March 31, 2005

During the Third Quarter, the Company incurred a loss of $750,323 or $0.03 per common share, compared to $569,830 for the same period last year. The increase in loss is mainly attributed to a loss on production of $145,239 as a result of low recovery of silver from oxide ores (see news release dated April 25, 2005).

During the Third Quarter revenues amounted to $271,510 as compared to NIL in the same period of 2004. Revenues were attributed to the production of 41,000 ounces of silver.

Interest income for the Third Quarter was $29,391 (2004 - $893), the increase being attributable to much higher cash balances invested during the Third Quarter.

Cash increased during the Third Quarter by $224,232 as compared to an increase of $273,688 in 2004. Operating activities in the Third Quarter used cash of $183,293 (2004 - $284,308). In the Third Quarter, cash flows for investing activities totaled $490,616 (2004 - $180,504) comprised of acquisition of plant and equipment and expenditures on mineral property interests. Financing activities for the Third Quarter raised $898,141 (2004 - $738,500) by the issuance of capital stock for warrants and stock options exercised.

The Company has the following mineral property interests:

a) La Parrilla Silver Mine, Durango, Mexico

During the Third Quarter, a total of 1,500 tonnes from old stockpiles were fed to the mill, leaving a balance of 1,500 tonnes for future feed to the mill. Two stopes were prepared for production in the Rosarios San Carlos Area and at the La Rosa Area producing 6,645 tonnes. Another 1,098 tonnes of ore was purchased from outside sources and fed to the mill, making a total of 9,243 tonnes processed. The processed ore had an average grade of 250 gpt of silver and 1 gpt of gold. A total of 41,000 ounces of equivalent silver was recovered and sent to the smelter during the Third Quarter.

During the Third Quarter, production continued at the cyanidation mill at a reduced capacity of 130tpd in order to complete the construction of 5 new leaching tanks which were finished in March 2005. The objective of these tanks is to increase the residence time and improve recoveries to the range of 80%. At the same time, a series of metallurgical tests had been developed in house in order to define the optimum parameters for the leaching circuit.

Further modifications in the mill were delayed and are now planned for execution to begin on the fourth quarter. This should increase the capacity to 400 tpd; 200 tpd in the cyanidation circuit (oxides) and 200 in the flotation circuit (sulphides).

During this period, 275 meters of development at the Los Rosarios and La Rosa mines were completed including; ramp access plus raises, crosscuts and other related development necessary to prepare additional ore from the oxide zone which began production in January 2005 and to ultimately gain access to the lower sulphide levels of the mine.

By March 2005, silver mineralization continued to be outlined by underground sampling at the San Carlos (Level 0) 20 meters above the Level 1. This mineralization is the continuation of the lower level stopes and returned an average grade of 235 gpt of silver and 0.2 gpt gold in an average of 2 meter horizontal width along a 35 meter strike length which appears open to the South East of the Los Rosarios Vein. The Los Rosarios at the San Carlos Level is currently producing 50 to 100 tonnes per day of 235 gpt of oxide ore to the cyanidation plant.

At Level 1 (Main Haulage Level), the support and rehabilitation works continued. The Diamond drill and development works at the lower 8 and 9 levels are programmed for the fourth quarter.

The development and exploration program being carried out at La Rosa area, which is an outcrop of the Los Rosarios Vein, resulted in the discovery of what is interpreted to be a third ore shoot (Ore Shoot No. 3 – see news release dated April 25, 2005). The discovery was made as a result of mining and development activity 50 meters east of Ore Shoots No. 1 and No. 2 in the oxide cap of an identified regional mineralized structure which is 4 kms in length. The purpose of this development, which began in December 2004, has been to supply fresh oxide ore to the mill for silver production and to gain safe access to the sulphides levels 8 and 9 and to allow for further underground exploration and resource development and mine expansion. Consequently, a 150 metre exploitation ramp was developed gaining access to this level uncovering the ore shoot

which is 123 meters in length with a horizontal width of 1.88 meters with values of 376 gpt of silver.

Exploration works continued at the San Marcos Mine, which is located within the property boundaries, access to the old San Marcos mine was completed during this quarter and sampling of the old stope pillars and ore at the face of the vein at different levels returned values ranging from 250 to 350 gpt of Ag.

Subsequent to the third quarter, on April 16, 2005, the final payment of US$1,000,000 was made for the purchase of the La Parrilla Silver Mine.

b) Chalchihuites Group of Properties ("Chalchihuites"), Mexico

The Chalchihuites Group of Properties comprises 487 hectares of mining claims covering four old mines, namely the Perseverancia Silver Mine, San Juan Silver Mine, the Magistral Mine and La Esmeralda Mine, which all have a history of high grade silver and base metal production. Mineralization is present in veins, manto and chimney type ore bodies.

As previously announced, first phase exploration consisted of systematic collection of several rock samples from underground at the Perseverancia Silver Mine and from other drifts within the property boundaries. Based on encouraging results, the second phase program consisted of additional geological mapping, geochemistry and a geophysical program. The geochemistry and geophysical survey was conducted during the Second and Third Quarters, over 13 line kilometers on 7 lines spaced 150 meters apart with 50 meter sample intervals.

The geochemistry program identifies four very well defined anomalies outlining and coinciding with the Perseverancia Silver Mine (Cu-Pb-Zn anomaly), the San Juan Silver Mine (Pb-Zn-Cu anomaly), La Esmeralda Mine (Cu anomaly) and Las Cotorras Mine (Zn anomaly) (see Company's web site for maps).

Coincident Natural Source Audio-Frequency Magneto-Telluric (NSAMT) geophysical anomalies confirm the geochemical anomalies at the Perseverancia, San Juan and Esmeralda. In particular, the survey traces out the possible extension of two known chimneys at the Perseverancia mine, beyond the current 200 meters to a depth of at least 500 meters, which was the extent of this survey.

Additionally, the geophysics details a skarn/intrusive contact ("Contact Zone"), hosting the Perseverancia, Las Cotorras and Verdiosa mines over a strike length in excess of 1 km. At the San Juan mine, geophysics imply both strike and depth extensions of the mapped and sampled vein structures.

The Company intends to commence a third stage exploration program this summer. The program will include 5,000 meters of diamond drilling which will initially focus on testing the depth extensions of the Perseverancia Silver Mine chimneys, targets along the 1 km Contact Zone and the San Juan vein structures along strike and at depth.

c) Dios Padre Silver Mine, Mexico

On November 18, 2004, the Company signed a Letter Agreement (amended on December 17, 2004) with Exploraciones El Rey, S. A. de C.V. and B. J. Kennemur for the purchase of the Dios Padre Silver Mine ("Dios Padre") located in the Eastern Sierra Madre Mountain range about midway between Hermosillo and Chihuahua in east central Sonora Mexico. The purchase includes all properties, assets and equipment and all mining concessions consisting of 285 hectares.

The purchase of the Dios Padre Silver Mine is subject to completion of satisfactory due-diligence, receipt of any necessary regulatory approvals and formal purchase documentation. A final due-diligence program is expected to be completed in the fourth quarter. All the legal formalities and formal documentation is anticipated to be completed within the same time frame

During the Third Quarter the rehabilitation of the access roads to the area and to the mine was completed in order to give access to the geologists crew. This is part of the Due Diligence program, also during this quarter the preparation of a N.I.43-101 Report by a Qualified Person was initiated and it is under the final preparation process.

d) Candamena Mining District

In December 2004, the Company signed two letter agreements with Mr. Miguel Perez Chavez and Mr. Angel Chaparro for the purchase of the Candamena Mining District ("Candamena"), located in the Eastern Sierra Madre Mountain range about midway between Hermosillo and Chihuahua in east central Sonora Mexico. The purchase includes all properties, assets and equipment and all mining concessions consisting of 5,215 hectares.

The Company has agreed to pay Mr. Miguel Perez Chavez, US$7,000,000 for the purchase of 4,602 hectares including the Nuevo Dolores, La Blanca and La Verde areas, all the assets and the flotation mill located in the property. In addition a 1% Net Smelter Royalty is payable up to a maximum of US$5,000,000.

The Company has agreed to pay Mr. Angel Chaparro Ortiz, US$600,000 for the purchase of 613 hectares including the La Prieta mine.

The Candameña Mining District hosts several highly mineralized areas. The Nuevo Dolores is a volcanic-hosted epithermal gold-silver deposit; the La Blanca is a similar highly prospective area and has two old high-grade silver-lead-zinc mines called the La Verde and the La Prieta, which have old flotation mill and other equipment.

The Nuevo Dolores deposit, also known as the Candamena Deposit, has a number of old shafts and diggings, which are believed to date back two centuries ago. It is located on the southern rim of the Ocampo Caldera and is similar to other acid-sulphate systems in the district. Previous exploration programs executed in 1996-97 by Manhattan Minerals Corp., included mapping, rock chip sampling and 11,500 meters in 60 diamond drill holes, which are tested on only a small part of the property. The historic resource estimate stated at that time by Manhattan was an

inferred resource of 6,100,000 tonnes grading 0.905 grams of gold per tonne. They also reported a potential for resources in this deposit of 1,000,000 ounces of gold and 20,000,000 ounces of silver. Readers are however cautioned that this potential quantity and grade is conceptual in nature and that there has not been sufficient exploration to define this estimated mineral resource. It is uncertain if further exploration will confirm this potential mineral resource on the property. The primary focus at that time was the properties gold potential. However, silver appears to play an important role in the future economics of this property as evidenced by drill results analyzed by Bonder Clegg and Chemex Labs of Vancouver in 1997. Hole 97-CN-96 returned grades of 442 grams per tonnes silver and 0.69 grams per tonne gold over 12 meters from 20 meters to 32 meters in depth. Hole 97-CN-3 returned grades of 137 grams per tonnes silver and 1.70 grams per tonne gold over 19 meters from 17 meters to 37 meters in depth. The mineralized structure remains open at depth and to the south and was known to extend off the past property boundaries of which the Company has now acquired rights to the entire district. The Nuevo Dolores appears to be amenable to open pit mining. It also appears that by reviewing historical metallurgical reports, the ore responds well to conventional milling and flotation.

The La Blanca represents an area of immediate and high interest. This area has not been explored by modern methods but is clearly similar to the Nuevo Dolores deposit. It appears to be an important area for future development and extension of the main deposit.

The old La Verde mine has historic underground mined resources grading 466 grams per ton silver, 0.13 grams per ton gold, 4.33% lead and 3% zinc and the La Prieta mine is reported by the vendors as containing similar grades. Further studies of La Verde and La Prieta are required to confirm these grades.

The reader is cautioned that the historic reserve and resource estimates for the Candamena Mining District, including the Nuevo Dolores (Candamena Deposit), do not conform to National Instrument 43-101 requirements for reporting reserves and resources. The Company is not treating these historic estimates as current resources. These resource estimates should not be relied upon until they have been verified by further due-diligence and by the Company's 'Qualified Person'.

The Candamena Mining District is clearly similar to a number of other economically important gold-silver mines in the district. The northern part of the Sierra Madre Occidental in Chihuahua and Sonora, host some of the largest volcanic-hosted, epithermal, precious metals mines in Mexico. They all occur at the same general geological horizon, and are all very similar, genetically, geologically, and mineralogically.

During the Third Quarter, the Due Diligence program was initiated, including the digitalization of all the diamond drill holes data and expected to be completed during the Fourth Quarter in conjunction with the preparation of NI 43-101 Report by the Company's Qualified Person.

1.4 Summary of Quarterly Results

The selected information set out below has been gathered from quarterly financial statements for the previous eight quarters:

	2005			2004				2003
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
	$	$	$	$	$	$	$	$
Net Sales	271,510	439,972	Nil	Nil	Nil	Nil	Nil	Nil
Net Loss	(750,323)	(1,649,447)	(329,515)	(974,174)	(569,830)	(86,770)	(27,442)	(479,916)
Basic and diluted net loss per common share	(0.03)	(0.08)	(0.02)	(0.09)	(0.05)	(0.01)	(0.00)	(0.08)

The Company commenced commercial production during the Second Quarter of 2005.

The Company's recorded net loss for each of the last eight quarters has fluctuated. In the Q4 of 2003, the Company recorded an amount of $391,324 as a write down of a mineral property because the agreement to purchase was terminated. In Q3 of 2004, the Company recorded an amount of $277,100 for stock-based compensation expense. In Q4 for 2004, the Company recorded an amount of $655,300 for stock-based compensation expense. In Q2 of 2005, the Company recorded an amount of $1,019,602 as a write-off of the Niko and Platino properties.

1.5 Liquidity and Capital Resources

At March 31, 2005, the Company had working capital of $4,960,898 and cash balance of $5,891,048 as compared to June 30, 2004 working capital of $7,202,808 and cash balance of $9,729,084. The cash is earmarked for the development of mineral properties and invested in highly liquid short-term investments with an initial maturity of two months or less. The funds are not exposed to any liquidity risk and there are no restrictions on the ability of the Company to meet its obligations.

During the Third Quarter, the Company incurred $397,720 in respect of expenditures on mineral property interest and $92,896 in respect of plant and equipment.

During the Third Quarter, the Company issued 707,982 shares on the exercise of warrants for proceeds of $693,642. In addition, the Company issued 120,000 shares on stock options exercised for proceeds of $204,500.

The Company's continued development is contingent upon its ability to raise sufficient financing both in the short and long term. There are no guarantees that additional sources of funding will be available to the Company; however, management is committed to pursuing all possible sources of financing, has very long and supportive shareholders and strongly believes its existing properties.

The Company's primary capital assets are mineral property interest. All of the Company's mineral property agreements are non-binding. To maintain its interest in the properties, the Company is required to incur various amounts in development and exploration costs by certain dates as outlined in Part 1.3 above.

1.6 Off-Balance Sheet Arrangements

At March 31, 2005, the Company had no material off-balance sheet arrangements such as guarantee contracts, contingent interest in assets transferred to an entity, derivative instruments obligations or any obligations that trigger financing, liquidity, market or credit risk to the Company.

1.7 Transactions with Related Parties

During the Third Quarter, an amount of $36,654 (2004 - $10,500) was paid to the President and/or to a corporation controlled by the President of the Company for management services in respect of day-to-day operations and business of the Company.

During the Third Quarter, the Company paid fees in the amount of $4,500 (2004 - $8,050) to a company controlled by a director of the Company for geological and technical services rendered.

During the Third Quarter, the Company paid fees in the amount of $37,244 (2004 - $Nil) to a director of the Company for managing the mining operations of the Company in Mexico.

1.8 Proposed Transactions

There are currently no material transactions being pursued or negotiated by the Company

1.9 Changes in Accounting Policies including Initial Adoption

There have been no changes in the Company's existing accounting policies.

1.10 Financial Instruments and Other Risks

The Company's financial instruments consist of cash and cash equivalents, amounts receivable and advances, accounts payable accrued liabilities. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair market values of these financial instruments approximate their carrying values, unless otherwise noted.

In conducting business, the principal risks and uncertainties faced by the Company centre on development of its mineral properties, metal and mineral prices and market sentiment.

The prices of metals and minerals fluctuate wildly and are affected by many factors outside of the Company's control. The relative prices of metals and minerals and future expectations for such prices have a significant impact on the market sentiment for investment in mining and mineral exploration companies. The Company relies on equity financing for its working capital requirements and to fund its development and exploration programs. There is no assurance that such financing will be available to the Company, or that it will be available on acceptable terms.

1.12 Outstanding share data:

At the date of this report the Company has 23,394,717 issued and outstanding common shares.

1.13 Subsequent event:

On April 12, 2005, the Company entered into a Letter Agreement with Oremex Resources Inc. to acquire the La Encarnacion Mining claim adjacent to the La Parrilla Silver Mine. Terms of the Agreement requires the Company to pay Cdn$20,000 and issue 200,000 common shares to obtain a 100% interest. The 16 hectares claim, which host past production, lies within the land boundaries of the La Parrilla Silver Mine property and increases the Company's land holdings to approximately 300 hectares. The terms and conditions of the Letter Agreement are subject to final legal due diligence review and regulatory approval.

Subsequent to the third quarter, on April 16, 2005, the final payment of US$1,000,000 was made for the purchase of the La Parrilla Silver Mine.

FILE NO
82-34833

Form 51-102F3
Material Change Report

Item 1 Name and Address of Company

FIRST MAJESTIC RESOURCE CORP. (the "Company")
1480 – 885 West Georgia Street
Vancouver, BC V6C 3E8 CANADA

Item 2 Date of Material Change

May 3 and May 19, 2005

Item 3 News Release

The Company disseminated press releases through the services of Canada NewsWire Group in Vancouver, British Columbia.

Item 4 Summary of Material Change

1. Financing Update - Repricing of Private Placement Offering
2. Financing Update - Private Placement Cancelled

Item 5 Full Description of Material Change

1. Financing Update – Repricing of Private Placement Offering

On May 3, 2005 the Company announced that the brokered private placement offering of 6.0 million units (the "Units") originally announced March 21, 2005 at a price of CDN$2.50 per Unit, the Units would be repriced to $2.15 per Unit. The Company would offer up to a maximum of 5,000,000 Units. Each Unit consisting of one common share and one-half of one common share purchase warrant, with a full warrant entitling the holder to purchase one additional common share of the Company at an exercise price of CDN$2.50 per warrant share for a period of two years after the closing of the offering.

2. Financing Update - Private Placement Cancelled

On May 19, 2005 the Company announced that in light of adverse market conditions, it agreed with Jennings Capital Inc. to cancel its previously announced brokered private placement. The Company may elect to complete a non-brokered private placement lead by its major shareholders, however, no agreement had been reached at the time of the announcement.

The Company also announced that drilling was anticipated to commence on the La Parrilla Silver Mine in the coming weeks with further details to be announced once the program begins.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Keith Neumeyer, President
Telephone: 604 688 3033
Facsimile: 604 601 2010

Item 9 Date of Report

May 24, 2005

FILE NO
82-34833

FIRST MAJESTIC
RESOURCE CORP



WORLD OF SILVER

FIRST MAJESTIC RESOURCE CORP.
Interim Consolidated Financial Statements
Third Quarter – March 31, 2005

(Unaudited – Prepared by Management)

FIRST MAJESTIC RESOURCE CORP.
885 WEST GEORGIA STREET, SUITE 1480, VANCOUVER, BC CANADA V6C 3E8
TOLL FREE 1 866 529 2807 | TEL 604 688-3033| FAX 604 601-2010
INFO@FIRSTMAJESTIC.COM | WWW.FIRSTMAJESTIC.COM

MANAGEMENT'S COMMENTS ON UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The accompanying interim consolidated financial statements of First Majestic Resource Corp. for the nine months ended March 31, 2005 have been prepared by management and are the responsibility of the Company's management. These statements have not been reviewed by the Company's external auditors.

FIRST MAJESTIC RESOURCE CORP.

Interim Consolidated Balance Sheets
(Unaudited – Prepared by Management)

	March 31, 2005 $	June 30, 2004 $
ASSETS		
CURRENT		
Cash and cash equivalents	5,891,048	9,729,084
Accounts receivable and advances	755,791	614,087
Inventory	151,914	-
	6,798,753	10,343,171
MINERAL PROPERTY INTERESTS (Note 3)	4,249,094	3,185,957
PROPERTY, PLANT AND EQUIPMENT (Note 4)	2,273,016	2,078,397
	13,320,863	15,607,525
LIABILITIES		
CURRENT		
Accounts payable and accrued liabilities	1,837,855	3,140,363
PROVISION FOR RECLAMATION LIABILITIES	217,779	134,040
	2,055,634	3,274,403
SHAREHOLDERS' EQUITY		
SHARE CAPITAL (NOTE 5)	22,766,097	21,568,806
CONTRIBUTED SURPLUS	1,409,638	933,037
WARRANT EXERCISES RECEIVED	-	12,500
DEFICIT	(12,910,506)	(10,181,221)
	11,265,229	12,333,122
	13,320,863	15,607,525

APPROVED ON BEHALF OF THE BOARD

Director: "Keith Neumeyer"

Director: "Paul Matysek"

The accompanying notes are an integral part of these interim consolidated financial statements.

FIRST MAJESTIC RESOURCE CORP.

Interim Consolidated Income Statement and Accumulated Loss
(Unaudited – Prepared by Management)

	Three months ended March 31		Nine months ended March 31	
	2005	2004	2005	2004
	$	$	$	$
REVENUE				
Sales	271,510	-	711,482	-
Cost of Sales	416,749	-	836,588	-
GROSS PROFIT (LOSS)	(145,239)	-	(125,106)	-
EXPENSES				
Accounting and administrative services	30,874	2,980	46,814	20,205
Amortization and depletion	84,804	195	128,078	195
Audit	-	-	3,000	1,500
Corporate development	92,972	168,561	324,155	184,822
Investor relations	20,000	10,500	42,500	14,825
Legal	19,270	18,363	72,255	41,994
Management fees	36,654	10,500	112,490	21,000
Office	18,466	5,825	54,774	13,112
Printing and stationery	7,456	33,437	68,484	33,437
Professional fees	64,744	6,806	156,157	17,806
Regulatory	5,330	2,749	14,652	13,405
Rent	26,534	4,512	75,551	6,021
Salaries and benefits	28,284	-	71,495	-
Shareholder costs	-	2,860	2,356	4,533
Stock based compensation	155,600	277,100	476,600	277,100
Transfer agent fees	2,714	1,761	12,883	7,269
Travel	26,679	22,971	54,282	25,245
Website	612	1,045	2,874	2,513
	620,993	570,165	1,719,400	684,982
LOSS BEFORE OTHER ITEMS	(766,232)	(570,165)	(1,844,506)	(684,982)
OTHER ITEMS				
Exploration expenses	(2,435)	-	(7,335)	-
Interest income	29,391	893	111,256	1,498
Reclamation	(20,542)	-	(83,739)	-
Foreign exchange	9,495	(5,581)	114,641	(558)
Write off of mineral properties (Note 3)	-	-	(1,019,602)	-
	15,909	335	(884,779)	940
LOSS FOR THE PERIOD	(750,323)	(569,830)	(2,729,285)	(684,042)
DEFICIT - Beginning of period	(12,160,183)	(8,637,217)	(10,181,221)	(8,523,005)
DEFICIT - End of period	(12,910,506)	(9,207,047)	(12,910,506)	(9,207,047)
BASIC AND DILUTED LOSS PER COMMON SHARE	$(0.03)	$(0.05)	$(0.12)	$(0.08)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	22,406,456	10,588,485	21,949,211	8,499,722

The accompanying notes are an integral part of these interim consolidated financial statements.

FIRST MAJESTIC RESOURCE CORP.

Interim Consolidated Statements of Cash Flows
(Unaudited – Prepared by Management)

	Three months ended March 31		Nine months ended March 31	
	2005 $	2004 $	2005 $	2004 $
CASH PROVIDED FROM (USED FOR)				
OPERATING ACTIVITIES				
Net loss for the period	(750,323)	(569,830)	(2,729,285)	(684,042)
Adjustments for items not affecting cash				
Amortization and depletion	84,804	195	128,078	195
Reclamation	20,542	-	83,739	-
Stock based compensation	155,600	277,100	476,600	277,100
Write-off of mineral properties	-	-	1,019,602	-
	(489,337)	(292,535)	(1,021,266)	(406,747)
Net change in non-cash working capital items				
(Increase) decrease in amounts receivable and advances	273,203	(15,863)	(141,704)	(14,167)
Increase (decrease) in inventory	4,833	-	(151,914)	-
(Decrease) increase in accounts payable and accrued liabilities	28,048	24,090	(1,302,507)	(68,751)
	(183,293)	(284,308)	(2,617,391)	(489,665)
INVESTING ACTIVITIES				
Additions to property plant and equipment	(92,896)	(7,769)	(280,805)	(7,769)
Expenditures on mineral property interests	(397,720)	(172,735)	(2,124,631)	(251,238)
Proceeds from government grant on mineral property expenditures	-	-	-	28,133
	(490,616)	(180,504)	(2,405,436)	(230,874)
FINANCING ACTIVITIES				
Share subscription received	-	43,500	-	43,500
Share issue costs	-	-	-	(4,805)
Issuance of common shares	898,141	695,000	1,184,791	1,448,500
	898,141	738,500	1,184,791	1,487,195
INCREASE (DECREASE) IN CASH	224,232	273,688	(3,838,036)	766,656
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	5,666,816	502,379	9,729,084	9,411
CASH AND CASH EQUIVALENTS – END OF PERIOD	5,891,048	776,067	5,891,048	776,067

The accompanying notes are an integral part of these interim consolidated financial statements.

FIRST MAJESTIC RESOURCE CORP.

Consolidated Schedule of Mineral Property Interests
For the nine months ended March 31, 2005
(Unaudited – Prepared by Management)

	Mexico					Argentina	Total
	La Parrilla	Chalchihuites	Dios Padre	Candamena	Niko	Platino	
	$	$	$	$	$	$	$
BALANCE - BEGINNING OF THE PERIOD	2,503,714	173,351	-	-	352,143	156,749	3,185,957
EXPENDITURES DURING THE YEAR							
Assaying	8,847	485	-	-	25,750	-	35,082
Consulting	559	119,620	28,062	5,633	14,438	-	168,312
Drafting	-	-	-	-	9,603	-	9,603
Drilling	-	-	-	-	370,899	-	370,899
Field office	927	-	-	-	4,137	-	5,064
Field supplies	-	-	246	-	9,757	-	10,003
Filing fees	7,623	5,610	11,964	13,922	-	-	39,119
Geological	-	-	-	-	9,082	-	9,082
Laboratory	-	10,362	-	-	-	-	10,362
Lease payments	-	-	-	-	9,480	-	9,480
Management fees	-	-	-	-	46,846	-	46,846
Mine development costs	312,649	-	-	-	-	-	312,649
Pre-production costs	153,042	-	-	-	-	-	153,042
Travel	1,470	-	5,988	1,293	1,769	-	10,520
Vehicles	-	34	-	-	6,465	-	6,499
Surface rights	-	-	-	-	2,484	-	2,484
	2,988,831	309,462	46,260	20,848	862,853	156,749	4,385,003
ACQUISITION COSTS DURING THE PERIOD	-	176,872	473,273	275,939	-	-	926,084
	2,988,831	486,334	519,533	296,787	862,853	156,749	5,311,087
Less:							
Write-off of mineral properties (Note 3)	-	-	-	-	(862,853)	(156,749)	(1,019,602)
Depletion	(42,391)	-	-	-	-	-	(42,391)
	(42,391)	-	-	-	862,853	156,749	(1,061,993)
BALANCE – END OF PERIOD	2,946,440	486,334	519,533	296,787	-	-	4,249,094

1. Nature of Operations

First Majestic Resource Corp. (the "Company") is in the business of production, development and exploration of mineral properties. During the period the Company commenced commercial production at the La Parrilla Silver Mine ("La Parrilla").

The interim consolidated financial statements have been prepared on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business. The Company's ability to continue as a going concern is dependent on continued financial support from its shareholders, the ability of the Company to raise equity financing, and the attainment of profitable operations, external financings and further share issuances to meet the Company's liabilities as they become payable. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary, should the Company be unable to continue as a going concern.

2. Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, First Majestic Resources Mexico, S.A. de C.V. which was incorporated on February 9, 2004 to pursue its Mexican mineral development and exploration activities. Inter-Company balances and transactions are eliminated on consolidation.

Use of Estimates

The preparation of interim consolidated financial statements in conformity with Canadian generally accepted accounting principals requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents includes short-term deposits maturing within 90 days of the original date of the acquisition.

Mineral Property Interests

Mineral property costs and exploration, development and field support costs directly relating to mineral properties are deferred until the property to which they directly relate is placed into production, sold or abandoned. The deferred costs will be amortized over the useful life of the ore body following commencement of commercial production or written off if the property is sold or abandoned. Administration costs and other exploration costs that do not relate to any specific property are expensed as incurred.

On a periodic basis, management reviews the carrying values of deferred mineral property acquisition and exploration expenditures with a view to assessing whether there has been any impairment in value. When the carrying value of a property exceeds its net recoverable amount that may be estimated by quantifiable evidence of an economic geological resource or reserve, joint venture expenditure commitments or the Company's assessment of its ability to sell the property for an amount less than the deferred costs, provision is made for the impairment in value.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, according to the usual industry standards for the stage of exploration of such properties, these procedures do not guarantee the Company's title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

From time to time, the Company acquires or disposes of properties pursuant to the terms of options agreements. Options are exercisable entirely at the discretion of the optionee and accordingly, are recorded as mineral property costs or recoveries when the payments are made or received.

2. Significant Accounting Policies (con't)

Translation of Foreign Currencies

Monetary items are translated at the rate of exchange in effect at the balance sheet date. Non-monetary items are translated at average rates in effect during the period in which they were earned or incurred. Gains and losses resulting from the fluctuation of foreign exchange rates have been included in the determination of income.

Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the financial statements and their respective tax bases (temporary differences), using enacted income tax rates. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs. Future income tax assets are recognized to the extent that they are considered more likely than not to be realized.

Property, plant and equipment

Plant and equipment are recorded at cost less accumulated amortization applied from the commencement of operations, calculated using the following methods and annual rates:

Office equipment	20% Straight-line
Mill machinery	10% Straightline
Mine equipment	10% Straight-line
Building	5% Straight-line

Environmental and Site Reclamation Costs

The Company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous material and other matters. The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties and properties in which it has previously had an interest. The Company conducts its mineral exploration, development and production activities in compliance with applicable environmental protection legislation. The Company is not aware of any existing environmental problems related to any of its current or former properties that may result in material liability to the Company.

Estimated site reclamation costs are recorded as a liability.

Asset Retirement Obligations

The fair value of a liability for an asset retirement obligation is recognized when a reasonable estimate of fair value can be made. The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost is allocated to expenses using a systematic and rational method and is adjusted to reflect period-to-period changes in the liability resulting from the passage of time and revisions to either timing or the amount of the original estimate of the undiscounted cash flow. As at March 31, 2005, the Company did not have any asset retirement obligations.

Impairment of Long-Lived Assets

Long-lived assets are assessed for impairment when events and circumstances warrant. The carrying value of a long-lived asset is impaired when the carrying amount exceeds the estimated undiscounted net cash flow from use and fair value. In that event, the amount by which the carrying value of an impaired long-lived asset exceeds its fair value is charged to earnings.

2. Significant Accounting Policies (con't)

Loss Per Share

Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the "if converted" method. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method. The effects of potential issuance of shares under options and warrants would be anti-dilutive, and therefore basic and dilutive losses per share are the same.

Stock Based Compensation

Effective July 1, 2003, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants Handbook Section 3870, Stock-based Compensation and other Stock-based payments. The Company follows the fair value method for recording compensation for all awards made to directors, employees and non-employees including stock appreciation rights, direct awards of stock and awards that call for settlement in cash or other assets.

3. Mineral Property Interests

Expenditures incurred on mineral property interests are as follows:

	March 31, 2005				June 30, 2004			
	Acquisition costs $	Deferred costs $	Accumulated depletion $	Total costs $	Acquisition costs $	Deferred costs $	Accumulation depletion $	Total costs $
Mexico								
La Parrilla	2,376,342	612,489	(42,391)	2,946,440	2,376,342	127,372	-	2,503,714
Chalchihuites	332,394	153,940	-	486,334	155,522	17,829	-	173,351
Dios Padre	473,273	46,260	-	519,533	-	-	-	-
Candamena	275,939	20,848	-	296,787	-	-	-	-
Niko	-	-	-	-	85,935	266,208	-	352,143
Argentina								
Platino	-	-	-	-	76,000	80,749	-	156,749
	3,457,948	833,537	(42,391)	4,249,094	2,693,799	492,158	-	3,185,957

Refer to Schedule of Mineral Property Interest.

a) La Parrilla Silver Mine, Mexico ("La Parrilla")

On January 9, 2004, the Company entered into a purchase agreement with parties who are at arms length to the Company, to acquire the La Parrilla, located approximately 65 kilometres south-east of the city of Durango, Mexico. The acquisition includes land, machinery and equipment, including a processing mill, and mining concessions covering an area of 280 hectares. The purchase price is US $3 million payable over a twelve month period as follows:

2. Mineral Property Interests (con't)

US$	Date
1,000,000	On closing (paid)
500,000	July 16, 2004 (paid)
500,000	October 16, 2004 (paid)
1,000,000	April 16, 2005 (subsequently paid)
3,000,000	

A finder's fee of US$158,696 was paid to a director of the Company.

b) Chalchihuites Group Properties

Perseverancia and Other Properties

On June 8, 2004, the Company entered into an option agreement to purchase 5 mining concessions and one mining exploration concession located in Chalchihuites, Zacatecas, Mexico in consideration of cash payments in the aggregate of US $4,000,000 payable over a 3 year period to June 8, 2007 and incurring a total of US $500,000 of expenditures on the property over the same 3 year period, of which US $150,000 is to be spent within 12 months of the date of the agreement.

In March, 2004, the Company entered into 7 option agreements for the acquisition of additional mining concessions comprising approximately 195 hectares in the Chalchihuites area for a total purchase price of US $1,500,000 payable over a 3 year period and incurring a combined US $500,000 of expenditures on the properties over a 3 year period.

On July 7, 2004, the Company entered into an option agreement to acquire 10 additional concessions comprising of 204 hectares adjoining the north-west boundary of the land package. The purchase consideration is US$1,650,000 payable over a 3 year period.

A finder's fee in the aggregate of US$303,750 is payable to a director of the Company, in the event that all of the options are exercised.

c) Dios Padre Silver Mine

On November 18, 2004, the Company entered into a purchase agreement, as amended on December 17, 2004 with parties who are at arm's length to the Company to acquire the Dios Padre Silver Mine ("Dios Padre"), located in the eastern Sierra Madre Mountain Range and midway between Hermosillo and Chihuahua in east central Sonora Mexico.

The acquisition includes all properties, assets and equipment and all mining concessions consisting of 285 hectares. The purchase price is US$ 6,520,000 payable over a period of thirty-six months as follows:

US$	Date
400,000	On signing (paid)
410,000	On closing
460,000	6 months after closing
500,000	12 months after closing
500,000	18 months after closing
1,000,000	24 months after closing
1,250,000	30 months after closing
2,000,000	36 months after closing
6,520,000	

3. Mineral Property Interests (con't)

In addition, the Company is required to issue 500,000 common shares upon closing. The purchase of the Dios Padre is subject to completion of satisfactory due-diligence, receipt of any necessary regulatory approvals and formal purchase documentation.

d) Candamena Mining District

In December 2004, the Company signed two letter agreements with Miguel Perez Chavez and Mr. Angel Chaparro for the purchase of the Candamena Mining District ("Candamena"), located in the Eastern Sierra Madre Mountain range about midway between Hermosillo and Chihuahua in east central Sonora Mexico. The purchase includes all properties, assets and equipment and all mining concessions consisting of 5,215 hectares.

The Company has agreed to pay Mr. Miguel Perez Chavez, US$7,000,000 for the purchase of 4,602 hectares including the Nuevo Dolores, La Blanca and La Verde areas, all the assets and the flotation mill located in the property. In addition a 1% Net Smelter Royalty is payable up to maximum of US$5,000,000.

The purchase price of US$7,000,000 is payable as follows:

US$	Date
125,000	Deposit Paid
100,000	6 months after closing
250,000	12 months after closing
500,000	18 months after closing
850,000	24 months after closing
1,350,000	30 months after closing
3,825,000	36 months after closing
7,000,000	

The Company has agreed to pay Mr. Angel Chaparro Ortiz, US$600,000 for the purchase of 613 hectares including the La Prieta mine.

The purchase price of US$600,000 is payable as follows:

US$	Date
50,000	Deposit Paid
50,000	3 months after closing (paid)
50,000	6 months after closing
50,000	12 months after closing
75,000	18 months after closing
75,000	24 months after closing
75,000	30 months after closing
175,000	36 months after closing
600,000	

The Candamena Mining District hosts several highly mineralized areas. The Nuevo Dolores is a volcanic-hosted epithermal gold-silver deposit; the La Blanca is a similar highly prospective area and has two old high-grad silver-lead-zinc mines called the La Verde and the La Prieta, which have old flotation mill and other equipment.

3. Mineral Property Interests (con't)

e) Niko Silver Project, Mexico

During the period, the Company terminated the agreement to acquire the Niko Silver Project. The Company wrote off the acquisition and related exploration costs of $862,853.

f) Platino Porphyry Project, Argentina

During the period, the Company terminated the agreement to acquire the Platino Porphyry Project. The Company wrote off the acquisition and related exploration costs of $156,749.

4. Property, Plant and Equipment

	March 31, 2005			June 30, 2004		
	Cost $	Accumulated Amortization $	Net book value $	Cost $	Accumulated Amortization $	Net book value $
Land	6,732	-	6,732	6,732	-	6,732
Automobile	17,456	-	17,456	-	-	-
Buildings	566,090	12,690	553,400	566,090	-	566,090
Mill machinery	1,393,815	61,945	1,331,870	1,364,912	-	1,364,912
Mine equipment	145,088	6,207	138,881	129,318	-	129,318
Construction in progress	189,835	-	189,835	-	-	-
Computer equipment	1,711	182	1,549	945	-	945
Office equipment	39,666	6,374	33,292	11,555	1,155	10,400
	2,360,393	87,378	2,273,015	2,079,552	1,155	2,078,397

5. Share Capital

Authorized – unlimited common shares without par value.

	March 31, 2005		June 30, 2004	
	Shares	$	Shares	$
Issued				
Balance – beginning of period	21,381,235	21,568,806	5,781,735	8,435,477
Issued during the period				
For private placement	-	-	11,000,000	12,200,000
For finder's fee	-	-	130,000	-
For options	290,000	239,500	135,000	47,250
For warrants	1,338,482	957,791	4,034,500	1,075,350
For properties	-	-	300,000	127,000
Less share issue costs	-	-	-	(316,271)
	1,558,482	1,197,291	15,599,500	13,133,329
Balance – end of period	22,939,717	22,766,097	21,381,235	21,568,806

5. Share Capital (con't)

a) The Company adopted a new stock option plan ("2004 Plan") at the Company's annual general meeting to replace the Rolling Stock Option Plan. Under the 2004 Plan, the maximum number of common shares issuable is 2,731,154 common shares, representing approximately 12.5% of the Company's issued and outstanding shares as at November 2004. Under the rolling stock option plan, options outstanding entitling the purchase of up to 1,750,000 common shares were continued under the 2004 Plan.

A summary of the Company's options outstanding at March 31, 2005 is as follows:

	Number of Shares	Weighted Average Exercise Price $
Outstanding – beginning or period	1,750,000	1.28
Granted	725,000	1.97
Exercised	(220,000)	1.52
Outstanding – end of period	2,255,000	1.52

The following table summarizes the options outstanding and exercisable at March 31, 2005.

Exercise Price	Options Outstanding	Options Exercisable	Expiry Date
0.35	240,000	240,000	May 22, 2005
0.76	190,000	190,000	November 24, 2005
2.25	100,000	87,500	April 1, 2006
1.80	110,000	95,000	June 21, 2006
0.60	180,000	180,000	October 23, 2006
2.05	175,000	175,000	December 3, 2006
1.42	250,000	250,000	February 10, 2007
2.25	150,000	150,000	April 1, 2007
1.80	360,000	360,000	June 21, 2007
1.85	200,000	200,000	December 14, 2007
1.79	200,000	200,000	January 12, 2008
2.41	100,000	100,000	March 22, 2008
	2,255,000	2,227,500	

b) As at March 31, 2005, the Company had outstanding warrants issued pursuant to private placements, which may be exercised to purchase 5,235,000 shares. The warrants expire at various times until May 6, 2006 and may be exercised at prices ranging from $0.30 per share to $2.05 per share.

5. Share Capital (con't)

Details of warrants outstanding as at March 31, 2005 are as follows:

Number of Warrants	Exercise Price	Expiry Date
887,500	$0.30	October 15, 2005
3,639,518	$1.85/$2.05	May 6, 2005/May 6, 2006
4,527,018		

6. Stock Based Compensation

During the nine months ended March 31, 2005, the Company granted stock options to directors, employees and consultants to purchase 725,000 shares of the Company and have a two to three year expiry date.

The fair value of stock options is estimated using the *Black-Scholes Option Pricing Model* with the following assumptions:

Risk-free interest rate	3.02%
Estimated volatility	52 – 77%
Expected life	1.5 years
Expected dividend yield	0%

The weighted average fair value of the option granted during the nine months ended March 31, 2005 was $1.97 per share.

Option-pricing models require the use of estimates and assumptions including the expected volatility. Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide reliable measure of the fair value of the Company's stock options.

7. Related Party Transactions

During the nine month period ended March 31, 2005, the Company incurred $112,490 (2004 - $21,000) for management services provided by the President and/or by a company controlled by the President of the Company.

During the nine month period ended March 31, 2005, the Company incurred $14,700 (2004 - $Nil) for geological and technical services provided by a company controlled by a director of the Company.

During the nine month period ended March 31, 2005, the Company paid $111,325 (2004 - $Nil) to a director of the Company for management of the mining operations of the Company in Mexico.

8. Subsequent Events

(a) On April 12, 2005, the Company entered into a Letter Agreement with Oromex Resources Inc. to acquire the La Encarnacion Mining claim adjacent to the La Parrilla Silver Mine. Terms of the Letter Agreement require the Company to pay CDN$20,000 and issue 200,000 common shares in order to obtain a 100% interest. The 16 hectares claim, which host past production, lies within the land boundaries of the La Parrilla Silver Mine property and increases the Company's land holdings to approximately 300 hectares. The terms and condition of the Letter Agreement are subject to final legal due diligence review and regulatory approval.

(b) Subsequent to March 31, 2005, the Company issued 455,000 common shares pursuant to the exercise of warrants for proceeds of $558,875.

9. Segmented Information

The Company's mineral properties are located in Mexico, its corporate assets are located in Canada. All of its operating revenue is earned in Mexico.

	March 31, 2005		
	Corporation $	Mexico Mineral Operations $	Total $
Sales	-	711,482	711,482
Current assets	5,962,223	836,530	6,798,753
Mineral property interests	-	4,249,094	4,249,094
Capital assets	33,292	2,239,724	2,273,016
	5,995,515	7,325,348	13,320,863

10. Supplemental Case Flow Information

Non-cash financing and investing activities were conducted by the Company as follows:

	March 31, 2005 $	March 31, 2004 $
Financing activities		
Issuance of common shares for mineral property interests	-	111,000
Issuance of common shares for finder's fees	-	26,000
Share issue costs	-	(26,000)
		111,000
Investing activity		
Expenditures on mineral property interests	-	(111,000)

	March 31, 2005 $	March 31, 2004 $
Other supplementary cash flow information:		
Interest paid in cash	-	-
Income taxes paid in cash	-	-

FILE NO
82-34833

Form 52-109F2 - Certification of Interim Filings

I, **George Lim, Chief Financial Officer of First Majestic Resource Corp.** certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **First Majestic Resource Corp.** (the issuer) for the interim period ending **March 31, 2005**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   A. designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   B. designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 30, 2005

Signed "George Lim"
George Lim
Chief Financial Officer

FILE NO
82-34833

Form 52-109F2 - Certification of Interim Filings

I, **Keith Neumeyer, President and Chief Executive Officer of First Majestic Resource Corp.** certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **First Majestic Resource Corp.** (the issuer) for the interim period ending **March 31, 2005**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   A. designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   B. designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 30, 2005

Signed "Keith Neumeyer"
Keith Neumeyer
President and Chief Executive Officer

FILE NO
82-34833

FIRST MAJESTIC
RESOURCE CORP


WORLD OF SILVER

VIA SEDAR

May 30, 2005

BRITISH COLUMBIA SECURITIES COMMISSION
ALBERTA SECURITIES COMMISSION
ONTARIO SECURITIES COMMISSION

Dear Sirs:

Re: Quarterly Report of the Nine Months Ended March 31, 2005

Please find enclosed a copy of First Majestic Resource Corp.'s (the "Company") quarterly report for the nine months ended March 31, 2005.

We confirm that the foregoing material was sent by prepaid mail on Monday, May 30, 2005 to the persons on the supplemental mailing list of the Company.

Yours truly,

FIRST MAJESTIC RESOURCE CORP.

Per:

"Keith Neumeyer"

Keith Neumeyer,
President & CEO



FIRST MAJESTIC RESOURCE CORP | Suite 1480 – 885 West Georgia Street, Vancouver, BC Canada V6C 3E8
Toll Free 866 529 2807 | Tel 604 688 3033 | Fax 604 601 2010

EVALUATION REPORT OF THE CANDAMEÑA PROPERTY,
OCAMPO MUNICIPALITY,
STATE OF CHIHUAHUA, MEXICO

INEGI Map Sheet H12D89 (1:50,000)
San Isidro Huajumar
Chihuahua
3,106,525 N / 767,210 E

Prepared for
First Majestic Resource Corp.
Vancouver, BC

By

J.N. Helsen, Ph. D., P. Geo.
Consulting Geologist
June 10, 2005

TABLE OF CONTENTS

List of Tables

List of Photographs

List of Appendices

SUMMARY

The Candameña property covering a total area of 5,215 hectares was acquired by First Majestic Resource Corp. of Vancouver in November 2004. This property is located in a remote area of the Barranca section of the NW Sierra Madre Occidental in the State of Chihuahua close to the border with Sonora. The property can be reached from either Hermosillo or Chihuahua via Highway 16 that connects both cities. From Chihuahua (± 250 km WSW in a straight line) it takes about three hours along the paved highway to the turn-off near Basaseachi. From here it takes another five hours along a 4x4 mountainous gravel/rock road to the Candameña exploration camp site of the property right in front of the Nuevo Dolores mineralization cliff.

The author visited two mineralization projects which are the Nuevo Dolores gold, bulk tonnage, high sulphidation deposit and the La Verde fissure vein type mineralization. Although both deposits are epithermal in character, they are different in many ways such as size, mineralization, geology, geochemistry, etc... Both are dealt with in this report although their importance is very different. The "preliminary drill indicated resource" of the Manhattan Minerals Corporation geologists is estimated at ± 6,100,000 tonnes @ 0.905 g/T Au. The La Verde reserves (Consejo de Recursos Minerales) are estimated at ± 27,215 T @ 0.13 g/T, 466 g/T Ag, 4.33 % Pb, and 0.29 % Cu.

The geology of the area is for several reasons interesting and promising for additional mineralization. The La Verde vein occurs in the Lower Volcanic Series (LVS) andesites which are known to host many mines within the Sierra Madre Occidental. The Nuevo Dolores deposit is situated higher up in the stratigraphy, in Upper Volcanic Series (more acidic to rhyolite), and is associated with a leucocratic rhyodacitic porphyry that intrudes epiclastic UVS rocks. Both mineralizations are associated in one way or another with the Ocampo Caldera (diam. 20 km) features such as ring structures and radial faults, but this relationship has never been studied in depth. It suffices to say that within the area occur several alteration halos which have never been explored such as the Colorada area across the Candameña River from the La Verde mine and the La Blanca alteration zone (visible gold?) only 4 km from Nuevo Dolores. These alterations zones, obviously, are targets for exploration the sooner the better.

Another point of interest is the fact that the NW Sierra Madre Occidental already contains several gold, bulk tonnage deposits either recently discovered (El Sauzal) or put into production or known for some time (Mulatos, Dolores) but never seriously explored until very recently. Others in the region are Ocampo, Moris, and Dios Padre. The Nuevo Dolores deposit has several features which compare favorably to the above mentioned deposits.

Manhattan Minerals Corporation carried out a drill program (60 diamond drill holes with a total of ± 11,475 m) and other exploration work. Resources were calculated on the basis of section intercepts with sections at 50 m intervals and apparently only on the data from the first 44 holes. No information exists on the last eight holes although Manhattan geologists state that these holes do not alter substantially the end results. These last eight holes are not even plotted on the general drill hole location map. Information on the resource estimates is difficult to come by and a final report on work carried out apparently was never produced. No general compilation map exists nor a good geology map of the project.

Obviously one of the first tasks is to acquire whatever existing information and convert this information into a digital data format in order to reproduce sections, for re-interpretation of all information. At the same time some holes should be re-logged, re-analyzed, duplicate samples verified, etc...

Although in terms of size the La Verde vein ranks on a much smaller scale, with appropriate exploration new ore shoots may be discovered along the projected vein (up to 2 km). If so, the existence of a small flotation plant which can be rehabilitated adequately and which is located close to the camp site, certainly represents a big advantage. The La Verde Vein system area has never been explored.

INTRODUCTION AND TERMS OF REFERENCE

In late February of 2005 the author traveled to Durango and Chihuahua to visit properties at the request of First Majestic Resource Corp. of Vancouver. The present report deals with the geological evaluation of the Candameña property in the State of Chihuahua, Mexico.

An option to acquire a 100 % interest on the Candameña property was granted to Minera Manhattan Operaciones S.A. de C.V. (Minera Manhattan or MMOP) in May 1996. An additional option to acquire a 100 % interest in a third mining concession was granted in October of the same year. This third concession now also forms part of the Candameña property. The concessions involved are Nuevo Dolores (25 Has), Ampliación de Nuevo Dolores (96 Has) and Delfiser (514.28 Has) totaling 635.28 Has.

Minera Manhattan subsequently carried out work on the property during the 1996-1997 period. This work consisted of road building, geology survey, rock chip sampling survey and geochemical analysis of some 920 samples, followed by 11,465 m of diamond drilling in 60 holes (Nilsson, 1997). Manhattan apparently left the property in 1998 without any additional work since.

The principal purpose of Minera Manhattan was to assess the bulk tonnage potential of the gold bearing system at the Nuevo Dolores deposit. The company reported at that time "indicated resources" in the order of 6,100,000 tonnes @ 0.905 g/T gold.

In November 2004, First Majestic Resources México, S.A. de C.V. was granted an option to acquire a 100 % interest in several concessions covering a total of 5,215 hectares generally referred to as the Candameña property.

In this report Minera Manhattan Operaciones S. A. de C. V. (Mexican company) and Manhattan Minerals Corporation (Vancouver), for the sake of simplicity, are considered to be the same.

The First Majestic Resource Corp. Candameña property is more than eight times larger than the property Minera Manhattan Operaciones S.A. drilled. The present Candameña property also contains a larger number of interesting mineralized areas (Nuevo Dolores and La Verde) and potential anomalous prospects such as the Colorada and La Blanca alteration zones which are known to have mineralization but have never seen any exploration effort.

Only the Nuevo Dolores and La Verde mineralized areas, however, form the subject of this report.

DISCLAIMER

This report has been prepared for First Majestic Resource Corp. (FMRC) by J. N. Helsen. It is based in part upon existing information of and by Manhattan Minerals Corporation provided by Exploraciones Geológicas de Occidente S.A. de C.V., and a report by Florentino Muñoz and Ricardo Flores, as well as other reports from other sources as indicated in the text and list of references in the present report. The present author disclaims any and all liability arising from its use and/or circulation. While it is believed that the information contained herein will be reliable under conditions and subject to limitations contained herein, the present author does not guarantee the accuracy thereof, and the use of this report or any part of it shall be at the user's risk.

The present author has relied on information provided by First Majestic Resource Corp concerning the status, ownership and location of the mineral titles comprising the property but has not independently verified or attempted to verify the accuracy, completeness or authenticity of the information and disclaims responsibility for such information. The author is not aware, however, of any information that would lead him to believe that the claim information as presented is not accurate or is unreliable.

LOCATION AND PROPERTY DESCRIPTION

The Candameña property or district is situated in the northern Sierra Madre Occidental in NW Mexico (Fig. 1). It can be reached along Highway 16 either from Hermosillo via Yécora or from Chihuahua via Cuauhtémoc. The distance in a straight line from Hermosillo to the Candameña district is about 300 km to the southeast whereas from Chihuahua the distance measures about 250 km in a WSW direction. Near Basaseachi one leaves the paved road to continue along a rugged gravel and narrow rocky road which is only accessible with a 4x4 vehicle. From Cuauhtémoc to the property takes about six hours.

The camp site on the property has the following coordinates: 3,106,525 N / 767,210 E. The topography of the area is illustrated on the INEGI (Instituto Nacional de Estadística, Geografía, e Informática) map sheet San Isidro Huajumar H12D89/Chihuahua 1:50,000. The topography is a rugged, mountainous relief with deep canyons –the Candameña River runs at 860m a. s. l. just west of the camp site- and steep cliffs rising 2,300 m a. s. l. (Fig. 2)

The concessions comprising the Candameña property are given in Table 1 below.

Table 1. Candameña property optioned by First Majestic Resource Corp.

Nombre del Lote/ Name of Lot	Titulo No./Title Nr.	Clase / Class	Hectáreas/ Hectares
A. Mining claims optioned fromTrevlmin S.A. de C.V. or M. Pérez Chávez			
Nuevo Dolores	217761	Explotación	25.0000
San Nicolás de la Verde	150070	Explotación	259.0000
El Trébol	219205	Explotación	107.0520
El Trébol 1	219206	Explotación	86.6596
El Trébol 2	219292	Explotación	226.8043
El Trébol 2 Fracc. Norte	219293	Explotación	1.6515
El Trébol 4	220799	Exploración	277.0261
El Trébol 5	221661	Exploración	99.0466
El Trébol 5	221662	Exploración	88.5849
Aquiles	221980	Exploración	2372.7200
Aquiles 1	221981	Exploración	800.0165
Aquiles 2	221982	Exploración	80.4439
Aquiles 3	221983	Exploración	47.2781
B. Mining claim optioned from A. Chaparro			
Ampl. De Nuevo Dolores	222832	Explotación	96.00
Delfiser	217811	Explotación	478.1049
Adriana	213051	Explotación	38.7074



San Diego
Tijuana
Mexicali
Yuma
San Luis Río Colorado
ARIZONA
Tucson
Las Cruces
El Paso
Ciudad Juárez
Nogales
Ensenada
Golfo de California
BAJA CALIFORNIA NORTE
SONORA
Hermosillo
Chihuahua
Bahía Sebastián Vizcaíno
Guaymas
Ciudad Obregón
Navojoa
BAJA CALIFORNIA SUR
Hidalgo del Parral
Los Mochis
Culiacán
SIERRA MADRE
La Paz
Tropic of Cancer
SINALOA
Mazatlán
PACIFIC
ISLAS MARÍAS
Puerto Vallarta
Kilometers
Statute Miles
Km.
Mi.
Scale 1:6,000,000
One centimeter represents 60 kilometers.
One inch represents approximately 95 miles.
Lambert Conformal Conic Projection

Figure 1. Map of Mexico with location of Candameña property (Rand McNally)

ACCESSIBILITY, CLIMATE, PHYSIOGRAPHY, LOCAL RESOURCES & INFRASTRUCTURE

Access

As mentioned previously, the Candameña district or property can be reached via the Highway 16 which links Hermosillo with Chihuahua. From Basaseachi access to the property goes via a mountainous gravelly and/or rocky road only accessible with a 4x4 vehicle. From Chihuahua the trip takes about three hours (± 270 km) to the turnoff toward the SW from the paved highway near Basaseachi. From this turnoff it takes about five hours to reach the camp site. The topography is very rugged and the relief can vary between 850 m in the Candameña River bed to about 2,300 m a. s. l. on the top. On the Nuevo Dolores claim itself the relief drop from the southern to the northern border measures ± 600 m - from 1,700 m to 1,100 m a. s. l. – over a horizontal distance of 1,100 m (Fig. 2).

Climate

The climate is semi arid with hot summers and cool winters. The average ambient air temperature is ± 17.9 °C with a minimum of -10.8 °C and a maximum of 43.5 °C (Semarnat, 2005). Heavy rains fall usually during the summer months between June and September. The average precipitation is around 840 mm per year. Snow falls at higher elevations during the winter period. Abundant rain, however, fell during the winter months this year causing landslides and floods.

The flora at lower elevations consists mainly of a variety of thorn bushes. At higher elevations pine trees become more prevalent as well as a wide variation of oak trees.

Physiography

The west flank of the Sierra Madre Occidental where the Candameña property is located consists of a section called Barranca. Here the rivers, torrential during the rainy season, have cut deep canyons in the steeply dipping geological layers. This gives the Barranca section a much more rugged appearance than on the east flank of the Sierra Madre Occidental. Steep cliffs rise from the canyon bottoms and the difference over a short distance reaches in many places over 1,000 m.

Most rivers drain into the Gulf of Cortez also called Gulf of California.

Local resources

The Candameña area is situated in a rural and sparsely populated area quite isolated from any larger urban area. The local people are involved in forestry, ranching and subsistent agriculture.

On the property a ranch house serves as an exploration camp. Electricity can be generated for the camp by a generator on the nearby site of the existing small flotation plant (50 tonnes). This plant is in sufficiently good condition for potential rehabilitation (pers. comm. Davila, March 2005).


Coscomates
C. BLANCO
C. PRIETO
El Frijolar
BARRANCA SOLEDAD
BARRANCA CONCENTRACION
BARRANCA LAS CUEVAS
C. MONA
Candomeña
Los Lajeros
C. CANDAMEÑA
C. LOS BANCOS
Nuevo Dolores
La Providencia (Dolores)
El Aguaje
La Capilla
Candameña
Los Alisos
El Manzano
BARRANCA EL ZAPE
BARRANCA LOS PANDOS
Uricicuchi
C. LOS JARROS
La Joya
Casa Colorada
CORDON LAS GÜIJAS
San José del Pinal
ESCALA 1:50,000

Figure 2. INEGI map sheet San Isidro Huajumar H12D89 (1:50,000) with location of Nuevo Dolores and La Verde prospects.


CANDAMEÑA PROJECT
FIRST MAJESTIC RESOURCE CORP
Tvi
Tvs
Tvi
Tvs
Candameña
vein
San Francisco
Vein 445 g/t Ag
La Blanca
Au anomaly
La Colorada
Alteration zone
Tvs
El Zape
vein
Tvi
La Verde vein
466 g/t Ag
4.33% Pb
Flor de Verano
vein
Candameña River
Dolores
Au disseminated
Tvi
Tvj
Tvj
Tvs
1.0 km
EXPLANATION
First Majestic claims
Other owners claims
Tvs Superior Rhyolite
Tvj La Joya unit
Tvi Inferior Andesite

Figure 3. Concession map of the Candameña property (Muñoz Cabral - EGOSA)

HISTORY

This area as well has been subject to exploration and exploitation as so many other areas in Mexico by the Spanish but little is known about this period.

The history of the Candameña district has known an active mining past before 1989 well before the exploration and drilling carried out by Minera Manhattan. Witnesses for this past are shown in the exploitation of small operations such as the La Ojuela and La Verde Au-Ag-Pb-Zn-Ba mines and the abandoned mines La Aurora, and Loreta along the Candameña River. This kind of mineralization is typical for the fissure vein mineralizations which are so typical for the Sierra Madre Occidental.

In May 1996 Minera Manhattan Operaciones S.A. de C.V. (Minera Manhattan) was granted the option to acquire a 100 % interest in two concessions known as the Candameña Property. This option was followed in October 1996 by a similar, additional option for a third concession which now also forms part of the Candameña Property.

After Manhattan Minerals Corporation left Mexico for its ventures in Peru in 1997 (?) no further exploration was carried out in this district.

GEOLOGICAL SETTING

REGIONAL GEOLOGY

The Sierra Madre Occidental, according to Z. de Cserna (1989) is a linear volcanic, partially dissected plateau (mesa, planicie, or altiplano) elongated in a NNW direction. It is about 1,200 km long and varies in width between 200 and 300 km. Its average altitude is around 2,000 m a. s. l. but occasionally peaks reach ± 3,000 m a. s. l. It is a very broad anticlinal uplift with a gently dipping eastern flank whereas the western flank is much more steeply dipping. The entire structure is cut by numerous longitudinal faults. In the east, where the adjacent faulted fold mountains and intervening valleys and basins are at general elevations between 1,500 and 2,000 m a. s. l., the down drops are minor. In the west, however, the down-drop is impressive. The Sierra Madre Occidental is considered to represent an old magmatic arc. Figure 4 gives an idea of the cross section from the western edge of the Meseta Central through the Sierra Madre Occidental to the Gulf of California (Clark, 1994?).

In the region of interest the stratigraphy consists predominantly of Mesozoic and Cenozoic strata or more specifically rocks from Lower Cretaceous sediments to Quaternary basalts and alluvium. A generalized stratigraphic column of the northern Chihuahua sub-province of the Sierra Madre Occidental is shown in Figure 5 (Roldán & Clark, 1992).

The sequence of interest in the region starts with Upper Jurassic (?) metamorphosed sediments which are overlain by Lower and Upper Cretaceous sediments.

On top of the Cretaceous sediments comes the Lower Volcanic Sequence (LVS) which has a predominantly andesitic composition and is of Late Cretaceous to Eocene age. The LVS forms a package of volcanic rocks from 1.0 to 1.5 km thick. A batholithic phase of Late Cretaceous to Early Tertiary age intrudes the LVS andesites. A characteristic feature of these andesitic rocks is their intense alteration and the frequent presence of mineral deposits.

A period of quiescence in volcanic activity (± 10 Ma period) accompanied by faulting and tilting caused deep erosion of the LVS andesites.

Renewed volcanic activity in the region is expressed by the Upper Volcanic Sequence which covers unconformably the Lower Volcanic Sequence. The Upper Volcanic Series, 1 km thick, consists predominantly of Oligocene ash-flows, tuffs and breccias, of rhyodacite to rhyolite composition. From Late Miocene time onward basaltic rocks were extruded.

Mineralization in this province is confined mainly to underlying andesites and plutonic host rocks, which is in stark contrast with the overlaying Upper Volcanic Sequence, although this exclusivity is not a rule as will be shown below. Fissure vein deposits in the Sierra Madre Occidental, exhibit two major assemblages i.e. a Ag-Au assemblage and a Pb-Zn-Ag-Au. They occur on both east and west flanks, and vary respectively in age from 49 m.y. to 28 m.y. (east flank) (Clark et al., 1979).

Due to a regional uplift (Late Eocene) and subsequent erosion the present day deep canyons and barrancas particularly in the western part of the planicie were created. The Candameña property is situated in the Barranca section of the Sierra Madre Occidental (Fig. 4).


S.W.
N.W.
Coastal Plain
Parallel Ranges and Valleys
Barranca Section
Sierra Madre Occidental Plateau Section
Altas Llanuras
Mesa Central
3,000 m
2,000 m
1,000 m
Sea Level
Cucharas, Ny.
Lampazos, Son.
San José de Gracia Sin.
Ocampo, Chih.
Tayoltita, Dgo
Guanacevi, Dgo.
El Tovar, Dgo.
Parral, Chih.
Chalchihuites, Zac.
Fresnillo, Zac.
EXPLANATION
Bedded Units
QUATERNARY
Qc — Alluvium, gravels
Qb — Basalt
TERTIARY
Tg — Gravels
Tmb — Basalt
Toaf — Ash-flow tuffs
Toc — Red clastics
Tlv — Lower Volcanic Series (andesitic)
Tpg — Conglomerate
CRETACEOUS
Ku — Upper Cretaceous Sediments
Kl — Lower Cretaceous Sediments
JURASSIC
Jsm — (?) Jurassic sediments (metamorphosed)
TRIASSIC
Ꞃ-J — Upper Triassic—Jurassic sediments
(?) Ꞃ — (?) Triassic volcanic greenstone
CARBONIFEROUS
C — Argillite, sandstone, minor limestone
Bedded Units
PALEOZOIC
Pal — Undifferentiated Sediments
PRECAMBRIAN
PЄs — Sediments
PЄm — Metamorphic rocks
Intrusive Units
Ti — Siliceous, intermediate stocks
K-Tigr — Batholithic phases
PЄi — Intrusive granite phases
Symbols
Barranca Section — Physiographic Division
— Normal Fault
El Tovar, Dgo — Mining District, State
0 50 Km.
Approximate Horizontal Scale
Vertical Exaggeration x 10

Figure 4. Geological cross section through the northern Sierra Madre Occidental (Clark, 1994)



CENOZOIC
MESOZOIC
PALEOZOIC
PRECAMBRIAN
Neogene
Paleogene
Cretaceous
Jurassic
Triassic
Permian
Carboniferous
Devonian
Silurian
Ordovician
Cambrian
Proterozoic

QUATERNARY. Alluvium, gravels, dune sand, lake sediments, and basalts.

BASALT AND CONTINENTAL CLASTIC UNITS. Pliocene-Pleistocene age. Pliocene alkaline basalts at Palomas and West Potrillo Mtns., Southern New Mexico.

UPPER VOLCANIC SEQUENCE. Rhyolite flows, tuffs and breccias, with interstratified basalt in upper part of sequence. Includes subvolcanic rhyolite intrusive domes.

GRANITOID PLUTONS. Diorite, granodiorite and quartz monzonite stocks in northwestern part of State.

LOWER VOLCANIC SEQUENCE. Andesite flows and tuffs with local intercalated sedimentary units.

UPPER CRETACEOUS. Shale, sandstone marls, and limestone. Limited exposures in central and northwestern parts of state.

LOWER CRETACEOUS. Limestones, shales and sandstones. Includes Navarette, Las Vigas, and Cuchillo Formations also the Aurora unit.

UPPER JURASSIC. Sandstones, siltstones, shales and evaporites of platform or deeper water origin.

BARRANCA GROUP (?). Quartz sandstones, shales and conglomerates with rare coal beds in westernmost Chihuahua. Elsewhere are small areas of undifferianted sediments.

UPPER PALEOZOIC, Devonian though Permian. Fossiliferous limestones of platform facies, sandstones, shales and conglomerates. Includes Concha, Epitaph, Earp, Horquilla, Escabrosa Group and other formations.

LOWER PALEOZOIC. Cambrian though Silurian. Clastic and carbonate sequences of Franklin Mountains, Texas. Includes Bliss sandstone, El Paso Group, Montoya Group, and Fusselman Dolomite.

METAMORPHIC COMPLEX. In Sierra El Cuervo metagranite is cut by amphibolite dikes (1037-1024 Ma) and pegmatite dikes (940-900 Ma). In the Franklin Mountains, metasedimentary and metaigneous rocks are intruded by the Red Bluff granite (~1,000 Ma).

Figure 5. Simplified stratigraphic column for northwest Chihuahua (Roldán & Clark, 1992)
Data from López (1980), Clark and Ponce (1983), Mauger et al. (1983) and others mentioned in text)

PROPERTY GEOLOGY

The author visited three mineral prospects within the Candameña property. A brief description of each is given below. The general geology on the Candameña property consists predominantly of LVS and UVS volcanics as described in the chapter on regional geology. Because the various prospects are in areas where the altitude a. s. l. is very important, the country rock may vary drastically from Lower Volcanic Series andesites (La Verde) to Upper Volcanic Series (epiclasts and rhyolitic flows and tuffs) on Nuevo Dolores

.

Eight detailed studies were done on petrographic and polished sections from core samples from DDH's CN96-14, CN96-15 and CN96-20. Observations and interpretations are from W. X. Chávez, Jr. and mentioned in an appendix in the Nilsson report. This study focused on defining wall rock alteration assemblages, protolith, and sulfide mineral paragenesis. No native gold was observed in these samples. The overall conclusion is that the samples represent various stages of an advanced argillic alteration assemblage developed in tuffaceous to volcaniclastic rhyolites and possible rhyodacite to rhyolite flows. For more detail see descriptions by Chavez (1997) in Appendix I.

1. Nuevo Dolores: mineralization or deposit, often referred to as Candemeña as well, occurs in Upper Volcanic Sequence rocks in epiclastic tuffs overlain by pyroclastic rhyolitic tuffs. The Nuevo Dolores mineralization occurs along the southeast rim of the Ocampo Caldera, and along a NNW trending line that joins the caldera at Uruachic with the one at Ocampo. There are strong NNW trending extension faults in the district and Nuevo Dolores is located most likely at the intersection of such an extension fault and circumferential faults that outline the Ocampo caldera. At the deposit a leucocratic rhyodacite porphyry intrusive allegedly intrudes the epiclastic strata at the top of the UVS. During the visit this intrusive was not seen in outcrop or in the small adit, but was observed in certain drill hole logs. Contact with LVS andesite, however, was found near one of the last holes observed. The name Candameña is used for the entire property which is rather large and has several mineralized prospects. This may lead to some confusion when not familiar with the various prospects of the property. For this reason when referring to the Minera Manhattan epithermal gold deposit the Nuevo Dolores mineralization is meant and the name Candameña will be used for the entire property of 5,215 Hectares.

   Vegetation here consists predominantly of pine trees and a variety of oak bushes and trees.

   While at the site, a combined effort was made to locate exactly one or two Minera Manhattan diamond drill holes (ddh or DDH+#) with GPS readings and possible evidence in the field, as well as corresponding evidence from the available map. It should be mentioned that no casing was left in the holes or any "mojón" or permanent land mark had been erected to indicate the exact drill site, thus making the exact location of drill sites confusing. In the end two ddh sites were located with certainty making future location and interpretation possible and more accurate. These holes are DDH 96CN-49 (close to the adit) and DDH 96CN-08.

2. La Verde: also known as San Nicolás de la Verde is a fissure filled and replacement vein type mineralization, about 7.5 km SW of the Nuevo Dolores deposit, but at a lower altitude a. s. l. The La Verde mine, now abandoned, is on a NW facing slope and for the last 2 km only

accessible on foot. It is hosted by LVS andesite and a granitic (?) intrusive rock is apparently nearby. The vein, with a strike/dip of N50°E/85°NW is almost vertical, varies in width from a few cm to about 50 m. There is apparently much faulting going on but no more information is available. The vein can be traced for almost one km. in outcrops but is believed to reach ± 2 km, and lies some 300 m above the Candameña river bed nearby (± 840 m a. s. l.). The vegetation at this level becomes more semi tropical with thorny bushes. Two samples were taken. Sample 020305-#1 was taken in the vein structure below previous sample 5A-5B. Sample 020305-#2 is a grab sample of galena mineralization with barite-quartz gangue.

Figure 6 shows the main La Verde vein running in a NE direction from the La Verde concession into the Zape and El Trebol concessions. Also on this figure are parallel veins to the NW marked which most likely are related to the La Verde vein but little to no information is known in this regard. Similarly, the knowledge about and mineralization of the main La Verde vein stops abruptly where the mined out "bolsón" or ore shoot is cut off by the NW fault. No exploration was carried out after the mine operations stopped.

3. Los Altares: is an abandoned quarry, where a manto concordant with the tuff stratification was exploited. Mineralization consists of argentiferous galena and gold to a lesser extent. This prospect occurs at about the same altitude and not far from the Nuevo Dolores deposit, and is hosted by the same UVS. Sample 020305-#3 was taken at the Los Altares quarry dump site. At present this prospect is of less interest except as an exploration target for a potential extension of the mineralization of Nuevo Dolores (Portillo Reséndez, 1987).


3,107,000N
SONORA
Hermosillo
CHIHUAHUA
Chihuahua
DURANGO
3,106,000N
760,000E
761,000E
762,000E
763,000E
759,000E
TREBOL 2
TREBOL 2
EL TREBOL 1
Alteration Zone
Zona de Alteracion
RIO CANDAMENA
SAN FRANCISCO DEL ZAPE
EL ZAPE NORTE
EL TREBOL
3,105,000N
SAN FRANCISCO
EL ZAPE SUR
AREA DE INTERES
Vetas
LA VERDE
3,104,000N
SAN NICOLAS DE LA VERDE
T-158870
N
ZONA LA VERDE
Candameña , Distrito Ocampo, Chihuahua
Sr. Miguel Perez Chavez
Planta mostrando vetas, afloramientos
y zonas de alteracion
ESCALA 1:20,000(Metros)
0 200 400 600 800 1000

Figure 6. La Verde main vein and it's NE projection (Sr. Miguel Pérez Chávez)

DEPOSIT TYPES AND MINERALIZATION

Several types of ore deposit mineralization have been observed within the Candameña property. The present author visited the Nuevo Dolores and La Verde sites which will be dealt with in more detail below. This does not imply that these are the only promising areas. There remain other promising areas such as the huge but unexplored La Colorada alteration zone on the opposite side of the Candameña River and the La Blanca unexplored zone. The La Blanca mineralization, only 4 km northwest of Nuevo Dolores, may be of particular interest. La Blanca lies in the El Zape concession and consists of a large advanced argillic alteration zone. This area has not seen any exploration although in the past it has been worked for veins which contain native gold and silver. It also lies along the NNW trending structure like Nuevo Dolores, another feature in favor of more serious investigation. For more information, see Lammle (2003).

Nuevo Dolores:

The Nuevo Dolores deposit is a high sulphidation, volcanic hosted gold-enargite type of mineralization. At the deposit on the southeast rim of the collapsed Ocampo caldera (diameter of ± 20 km), a leucocratic rhyodacite porphyry intrudes epiclastic strata near the top of the Upper Volcanic Sequence. This intrusion causes block faulting and creates a structural dome within the epiclastic rocks and the overlying rhyolitic pyroclastic tuffs. Hot acidic sulphate fluids associated with the porphyry create a large advanced argillic alteration area measuring about 800 m by 700 m and a depth of about 300 m. Gold and silver minerals including enargite in hydrothermal fluid were deposited in the andesite, epiclastic sediments and the overlying tuffs.

Of interest and importance is the fact that similar high sulphidation, epithermal, and better explored deposits occur in the district. Lammle (2003) compares the Nuevo Dolores mineralization to the better known El Sauzal, Mulatos and Dolores deposits in the NW Sierra Madre Occidental. Table 2 gives some information on these deposits. Figure 7 shows several deposits with similar characteristics in the NW Sierra Madre Occidental.

Table 2. Reserves/Resources for Nuevo Dolores and similar deposits in NW Sierra Madre Occidental

Deposit	Location	Reserves in Mt Prov + Prob	Grade Au in g/T In Prov + Prob	Cut-off	Status
El Sauzal	128 km SSE of Candameña, Chi	18.5 Mt	3..37 g/T Au	0/8 g/T calc @ $300	In production
Mulatos	E Sonora, ± 70 km NW of Ocampo	44 + 13 Mt	1.66 + 1.40 g/T	0.8 g/T	Moving toward production
Dolores	105 km N of Candameña	21.5 + 28.6 Mt	1.107 + 0.993	0.5 Au_{equiv}	Estimates of 2002
Nuevo Dolores	At Candameña	Indicated 6.1 Mt (by Manhattan)	0.905 g/T	0.5 Au_{equiv}	Underexplored

The sulphide paragenesis consists of pyrite and marcassite, generally around 10 % but reaching locally up to 50 %, are found deeper in the system, early chalcopyrite probably as an exsolution from but contained within pyrite, and a late stage of enargite replacing pyrite. The alteration is characterized by quartz as a silicification product and as a product of mafic mineral and feldspar replacement. Other alteration products are alunite, pyrophyllite and minor kaolinite, and some chalcedony + rutile indicating well developed advanced argillic alteration in some sections.


DIOS PADRE PROJECT
FIRST MAJESTIC RESOURCE CORP.
DOLORES
116.5 M ton
0.74 g/t Au
43 g/t Ag
HERMOSILLO
MULATOS
33 M ton 2..27 gr/t Au
DIOS PADRE
3.5 M ton 465 g/t Ag
YECORA
OCAMPO
39.2 M ton 1.46 g/t Au 61 g/t Ag
MORIS
4.3 M ton 1.86 gr/t Au
CD OBREGON
CANDAMEÑA
6.0 M ton 0.96 gr/t Au
100 Kilometers

Figure 7. Distribution of high sulphidation, epithermal, bulk tonnage gold deposits in the NW Sierra Madre Occidental (Ing. F. Muñoz Cabral - EGOSA)

A peripheral zonation exists around the gold mineralization which is characterized by Ag, Pb, Zn, Sb, Hg, Te, and Mo. These elements are typical for the quartz-alunite epithermal alteration of Nuevo Dolores. Native sulphur fills vugs at higher elevations in the system. The intensity of the alteration appears to increase to the south.

Here are some of the suggestions in the Nilsson report (1997) which may be of interest for future exploration:

- This zonation of gold, base and other metals can be used as a guide in future exploration at depth in adjacent systems.
- Another feature helpful in future exploration is the gold / pyrite replacement of carbonaceous material as observed on DDH 97C-30. Nilsson mentions abundant visible gold was present along the rims of carbon fragments accompanied by pyrite/marcassite replacements. The exact interval is not mentioned nor is any information given with regard to the visible gold in the core log. There are, however, two 5 m interval samples and one 10 m interval sample on the Bondar Clegg data sheet which contain more than 10,000 ppm gold. After a recheck assay (30 g/gravimetric) the gold content in these samples is as given below (Table 3).

Table 3. High values for gold in ppb and re-check in g/T

Diamond Drill Hole	From	To	Au in ppb	Au in g/T
DDH 97CN-30	164	169	> 10,000	64.06
DDH 97CN-30	209	219	> 10,000	9.65
DDH 97CN-30	244	249	> 10,000	10.10

Maybe this visible gold observation was made after the core logging was finished and parts of the core were re-logged because of the high gold contents (note of author).

- Another feature of importance for future exploration is the northwest structures because they apparently contain higher grade mineralization as evidence showed at La Joya drilling. This La Joya drilling was carried out just for this purpose. This higher mineralization as suggested by local site geologists may associate with local circular features linked to smaller calderas (6 to 7 km in diameter) within the large Ocampo caldera implying the possibility of other such smaller calderas.
- A last feature to be considered is higher mineralization related to hydrothermal vent holes or breccia pipes as have been recognized at La Joya on each of the two main topographic knobs.

Nilsson classifies the Candameña mineralization as oxide, mixed and sulphide in nature. Although the gold values are in general considered to be low, they can be very continuous as exemplified in DDH 97CN-45 which contains an average of 1.8 g/T Au over 100 m.

La Verde

This fissure vein type is epithermal in character which suggests a limited depth of only a few 100 m (max. ± 300 m?). The depth of erosion is not known. The Candameña area has been known for small scale mining of Au-Ag-Pb-Zn-Ba bearing veins such as the La Verde and La Prieta mines. The main vein is a fissure fault replacement vein. The matrix of the vein consists of pure white barite with banded layers of sphalerite and galena with high silver contents. The vein is well defined and can be traced

(Neumann, 1999) for several kilometers along a nearly straight line. Apparently, to the northeast, along the same vein occur the old workings of the La Ojuela mine. In the structures of this Ojuela mine higher temperature quartz veins are found which may indicate a change in origin. A significant fault cuts the La Verde vein at the old workings indicating an ore displacement downwards and possibly laterally accompanied by mineralization changes as well. This is significant because it cuts off a large ore shoot (bolsa) mined by earlier miners and which measures 50 x 20 x 50 (depth) m and very high grades. The ore of the La Verde mine was taken to the 50 Tonne flotation plant located at the site of the current exploration camp.

Figure 10 is taken from the 1999 Neumann report (Figures 2 & 3) and shows the interpretation of the vein preparation creating voids for potential mineralization resulting in ore shoots or bolsones. It also shows the suggested down drop and lateral displacement of the mineralization caused by the NW fault cutting off the La Verde mineralization.

Mr. Miguel Pérez Chávez acquired in 1989 the mining rights (La Verde) as well as the 50 tpd mill. He also acquired most of the land which now constitutes the Candameña property. Production began in August 1989 after building and/or upgrading local roads. The mine operated for 17 months and the mill for 13. The mine operated till December 1990 when it was closed due to lack of capital and falling silver prices. In 1999, at the request of Mr. Pérez Chavez and Mr. Aguirre Sanchez, Neumann Engineering and Mining Services prepared the "Exploration and Pre-Production Proposal for the La Verde Project". From this report comes most of the available information concerning the La Verde project.

Table 4. Samples collected on the Candameña property early in March, 2005 (by the author)

Sample #	Location	Au in g/T	Ag g/T	Cu ppm	Pb ppm	Zn ppm
1. Nuevo Dolores						
010305-#1	Tuff @ 96CN049 site	0.02	2	64	41	69
010305-#2	Junction in adit (in ± 10 m)	0.45	48	290	945	20
010305-#3	At stope- abund pyrite	0.28	92	2,943	55	31
2. La Verde vein						
020305-#1	Below 5A-5B channel	0.07	71	839	7693	6,427
020305-#2	Sample of Galena+barite	0.08	1,065	1,4154	> 10,000	2,385
3. Los Altares						
020305-#3	Dump	< 0.01	5	13	80	140

EXPLORATION

Nuevo Dolores

Minera Manhattan carried out the most recent exploration work on the Candameña property. The purpose of this exploration was to assess and outline the bulk tonnage potential of the gold bearing system on the Nuevo Dolores concession. This exploration work took place during 1996 and 1997. The work carried out by MMOP consisted of:

- Surface exploration: this work consisted of sampling outcrop, the altered cliff in front of the exploration camp, new road cuts, and drill sites in which a total of 920 samples. Technical climbing crews collected 307 samples from the altered Candameña cliff face above the access roads to the drill sites. A broad low level gold geochemical anomaly of values greater than 100 ppb Au was outlined over an area of 760 m by 640 m. The stratigraphic thickness here is 180 m. The anomalous area represents a zone of pervasive, auriferous, quartz-alunite alteration hosted in a weekly welded pyroclastic unit. The peripheral Ag-Pb-Zn-Sb occurs around the highest gold concentrations which may be accompanied by native sulphur filling vugs at the highest topographic elevations.

- Access roads for drill sites were built in October 1996. Advantage was taken to sample the new exposed road cuts and outcrops at drill sites which provided additional anomalous gold values (see plan map Fig 9).

- The first hole of the drill program started with DDH 96CN-01 in November 1996. 52 holes were drilled in this program which was ended on April 4, 1997. A total of 10,303.15 m of core were drilled. An additional 8 holes, to check the "Bonanza grade" zone values and to test the "Stratigraphic Target" were drilled in a follow up program later in the same year.

No geophysical survey was ever carried out.

The core of all sixty diamond drill holes is stored at the outskirts of the City of Chihuahua, exposed to sun and rain, but on an enclosed lot. The core is in good condition, but core racks start to collapse and some core boxes show rapid deterioration (Photos **xyz**). Also, the text markings and numbers on the boxes start to fade. In the case of collapsing racks, taking out a particular box for investigation becomes difficult if not impossible due to the heavy weight of boxes lying on top. The intention is to remove the core to the Candameña property site for re-logging purposes, before the rental period expires which may be soon. Before transportation, however, any rotten boxes will have to be replaced, markings refreshed and boxes capped with a lid.

La Verde

No work was done on the La Verde project except for the pre-production preparation and the actual mining between August 1989 and December 1990.

DRILLING

Nuevo Dolores

Diamond drilling on the Nuevo Dolores project was carried out with a conventional Longyear 38 surface drill and a specialized underground hydraulic unit (ddh's between -45° and +30° incl.). No further details are available. Drilling was concentrated in the La Joya North, La Joya South and Nuevo Dolores areas. Inclination of the holes varies between -90° to + 30°. Surface access was very difficult for preparing drill sites, and for this reason multiple orientation holes were collared from common drill sites. A total of 10,313 m were drilled in 52 holes. The 52 holes are marked on the drill hole location map which also contains generalized geology (Fig. 9). The last eight additional holes (Phase V) are not plotted on this map and no map with these holes is available. As mentioned before, only the DDH 97CN-49 (E 0765129/N 3103400 @ 1,355 m a. s. l.) and DDH 96CN-08 (E 0765255/N 3103512 @ 1,304 m a. s. l.) were marked in the field (Fig. 9).

The last additional drilling program of eight holes, the last in a series of five phases, with a total of 1,161.63 m (DDH 97CN-53 to 60) was carried out to explore for and evaluate bonanza–grade mineralization (estimated potential of 600,000 tonnes) as well as the "stratigraphic target" (estimated potential of 15,000,000 tonnes @ 1.8 to 2 grams Au_{equiv} according to Hillesbrand and Carstensen (September, 1997). These authors state that the results of this fifth and last phase of drilling on the Nuevo Dolores prospect did not change significantly the previous estimate of May 1997 (Internal Manhattan report?).

The drill holes designed to test the "*Bonanza grade zone*" (>10,000 ppb or 10 grams) at La Joya North and South did not encounter the expected high grade mineralization and is now considered to exist but only as small pods of 20,000 to 40,000 tonnes.

The "*Stratigraphic target*", considered to be the zone with the largest concentration of gold at Nuevo Dolores, produced mixed results. The zone does not continue to Section 9850E and is allegedly offset by a fault. On Section 9950, DDH 97CN-58 encountered strong mineralization. Much of this target remains untested but 4,500,000 tonnes are considered "drill indicated mineralization". Manhattan suggests an additional potential of 18,000,000 tonnes within its property boundary.

Intercepts of this zone (Phase V) drilling average between 1,800 and 2,000 ppb Au_{equiv} (1.8 to 2.0 g).

Here follows the procedure as used by Minera Manhattan. Table 5 shows the average grade and length of all composites generated by a specific cut-off grade. A gold equivalent (in ppb) was used for the cut-off which is defined by the equation below:

$$Au_{equiv} = [Au_{ppb} + (12.5*Ag_{ppm})]$$

Each composite required a minimum length of 10 m and allowed up to 2 m below the cut-off grade. The composites for each Au equivalent (in ppb) cut-off are reported in the appendix of the Hillesbrand & Carstensen report (September, 1976). Values on cross sections and appendix are in Au equivalents.

Table 5. Average composite grades and lengths (Source Hillesbrand & Carstensen. 1997)

Cut-off In ppb	**Length in meters**	**Grade in ppb**	**Length % of Total**	**Drill Indicated (estimate) Te**
150	6751.6	727.5	58.9	22,000,000
300	4675.3	922.2	40.8	15,000,000
450	2883.3	1202.1	25.1	9,200,000
600	1815.07	1513.4	15.8	5,800,000
750	1127.63	1878.8	9.8	3,600,000
900	791.86	2253.7	6.9	2,500,000
1050	642.5	2319.6	5.6	2,100,000

Only an incomplete list (27 %) of all the diamond drill holes with their characteristics was available to the author. A complete list of the characteristics, available on the log sheets, of the 52 diamond drill holes is given in Appendix II (compiled by author).

Core recovery in general is considered to be good and exceeded 80 %. Core size was NQ to BQ. The core was logged at the Candameña site and split. Bags of split core for analysis purposes were collected by Bondar Clegg (B-D) at the site. B-D was responsible for sample pick-up, preparation and geochemical/ assay analysis.

La Verde

No drilling was carried out at this site.



Photo 1: Looking to the South from Candameña exploration camp site. Drill access roads are visible along the cliff. La Joya North is in the foreground. The adit is towards the east near the visible drill platform.



Photo 2. Looking to the east at the Nuevo Dolores mineralization cliff with La Joya North to the left.

Photo 3. Drill site with at least 4 unmarked diamond drill holes. Two more ddh's are located to the right (outside photo field).





Photo 4. Stacked core of Nuevo Dolores mineralization drilled by Minera Manhattan and stored at the outskirts of Chihuahua.

Photo 5. More stacked core along the adjoining wall. The core is in good condition, but some racks are no longer carrying the core boxes. The markings are fading as well.



SAMPLING METHOD AND APPROACH AND DATA VERIFICATION

All drill core, comprising some 6,148 samples, were split for geochem/assay analysis purposes. Bondar Clegg was responsible for sample pick-up, preparation and geochemical/assay analysis completed by Bondar Clegg in Vancouver. The B-C assay sheets with complete data for Au, Ag, Cu, Pb, Zn, As, and Sb and reruns, come immediately after each log of each DDH (Minera Manhattan volumes I, II, and III). A total of 131 check assays were done by Chemex Labs in Vancouver. The Chemex assays are reported to be ± 8% above B-D's original results. These Chemex data were not available. Additional external assay checks were carried out on the samples used for bottle roll tests. These individual interval results, however, are not reported in the Kappes, Cassiday and Associates report.

Bottle roll metallurgical tests were carried out by Kappes, Cassiday & Associates of Reno, Nevada. As designated by Minera Manhattan, a total of 443 RDH 5m-interval sections from DDH's 96-CN-01, 97-CN-17, 97-CN-24, 97-CN-27, 97-CN-43, and 97-CN-47 were used to make up 57 separate composite samples for bottle Roll metallurgical test.

Preliminary results of recoveries in oxide, mixed, and sulfide material indicate an 80 % for gold and 43 % for silver. Details on all 57 tests should be in the complete Kappes, Cassiday and Associates report which are not available to the present author. The above figures were taken from a Manhattan news release (06/16/97). Apparently gold recovery shows good correlation with the visual estimate of the level of oxidation in the composite samples.

Limited metallic sieves analysis assays (68 samples) were also carried out by Bondar Clegg. These analyses indicate that a coarse gold fraction has been found in certain parts of the deposit. Where this coarse gold is observed, an increase averaging 18.6 % over the original results is documented. More analyses are required (Mineral Manhattan). No additional data were available.

In one of the reports (Nilsson, 2003) it is mentioned that MMOP planned to develop a comprehensive 3D geological model using all the current drill info. In the present author's opinion it seems that Minera Manhattan Operaciones S. A. de C. V. or Manhattan Minerals Corporation never completed a final report nor developed a 3D geological model on the drilling carried out on the Candameña/Nuevo Dolores mineralization. Data information appears incomplete and at times chaotic, and as mentioned previously some data are missing or never received. For this reason for example it is not possible to compare duplicate samples at this time despite the fact that sufficient duplicate samples appear to have been taken.

ADJACENT PROPERTIES

From the concession map it appears that adjacent properties are a matter of no concern in the case of the Candameña property. The property appears to adequately cover the mineralized areas.

MINERAL RESOURCE AND MINERAL RESERVES

Nuevo Dolores

Nilsson (1997) states that with 52 drill holes collared the Nuevo Dolores Project is at an early stage of exploration. In this same report it is mentioned that Manhattan exploration geologists prepared a preliminary cross sectional estimate of drill indicated resources at La Joya. These drill indicated resources are based on assay data available up to DDH 97CN-44. This estimate was generated on cross sections with extrapolation of grade halfway between sections at 50 m distance. Cross sections exists, however, from 9825E to cross section 10,000 E at 25 m intervals and at 50 m intervals from cross section 10,000 E to Cross section 10,400 E. A typical cross section through the deposit with the method of resource calculation is shown in MMOP Fig. 5-1 Section 9900E Resource Calculation (Fig. 8). The estimate is based on "oxide" material of the La Joya North area using a minimum cut-off grade of 0.5 g/t Au. In this way total indicated resources were calculated to amount to 6,089,850 tonnes @ 0.905 g/T gold.

Table 6. Drill Indicated Resource La Joya as calculated by Minera Manhattan Operaciones S.A. de C.V. (Source: Nilsson Mine Services Ltd., Report of April 15, 1997).

BLOCK	AREA*	METRIC TONS	GRADE (gm)
9850 E			
A	1414	183280	0.45
B	2129	276770	0.63
C	1120	145600	0.61
D	3370	438100	0.8
E	2645	434850	1.3
F	1576	204880	1.2
G	5120	665600	0.7
		2258620	**0.82**
9900 E			
A	4344	564720	0.83
B	638	82940	0.75
C	7442	967460	0.95
D	1268	164840	0.61
E	3098	402740	2.08
F	3575	464750	0.56
		2647450	**1.00**
9950 E			
A	1034	134420	1.02
B	2673	347490	1.11
C	2032	264160	0.57
		746070	**0.90**
10000E			
A	1363	177190	1.01
B	2004	260520	0.63
		437710	**0.78**
6,089,850 metric tons @ 0.905 gm/ton			

* Note: no unit was given.


9100N
10000N
Cross-Section
9900E
OXIDE
SULFIDE
Tt
Ts
Ta
1400m
1200m
1000m
BRECCIA
PORPHYRY INTRUSIVE
TUFF
SEDIMENTS
ANDESITE
Manhattan Minerals
CANDAMENA PROJECT

Figure 8. Resource calculation using cross section 9900E
(Source: MMOP figure 5-1 taken from Nilsson, 1997 report)

At the time the Nilsson report came out, 52 diamond drill holes had been collared and logged but final results for the last holes were still pending. These results were considered by the Manhattan geologists at the time to be a preliminary estimate of indicated resources. In the next phase of drilling an additional eight holes were drilled but no additional interpretations appear to exist.

In the September 1997 report Hillesbrand and Carstensen put the overall potential for Nuevo Dolores in oxides and sulphides combined at 40,000,000 tonnes at a cut-off of 300 ppb gold equivalent. At the higher cut-off of 600 ppb gold equivalent most of the intercepts will occur in the Stratigraphic Target, and the potential for this zone is estimated at 15,000,000 tonnes with a grade of 1,800 to 2,000 ppb gold equivalent.

The last Phase V drill holes are important in determining the "Indicated Resources". Unfortunately, these holes are not plotted on the available Geology/DDH location map. On the available cross sections the DDH number or DDH intercept number(s) are frequently overprinted and very small so that in most cases the number is ineligible even with a magnifying class.

The way in which the preliminary indicated resources were arrived at is confusing in many aspects. Although reference is made to La Joya South and La Joya North, a clear definition and/or description is never given in any report. This same observation is valid for the Bonanza grade zone and the Stratigraphic Target.

In the opinion of the present author the Nuevo Dolores project represents a pre-NI43-101 drilled resource, still in an early stage of exploration. Although the Manhattan geologists keep referring to drill indicated resources, for several reasons as detailed above it is recommended to refer to this mineralization more conservatively as inferred resources.

The following recommendations are suggested as summarized below. Admittedly, these suggestions only represent a very first phase of preparation in order to get an extensive exploration program started.

- Relocate the drill core from the city of Chihuahua to the Candameña campsite, after adequately re-identifying the core boxes and where needed to replace them.

- Make a serious and continuous effort to locate and acquire all missing info.

- Re-log some if not all the core.

- Re-analyze the core of at least 10 % of the holes and make certain that enough samples (10%) will be tested as duplicate samples by a different lab.

- Enter all the existing data into a software program such as Gemcom or Surpac in order to produce the adequate cross and long sections, 3D modeling, etc… for a complete and innovative interpretation of the available information.

- On the basis of the new interpretations the next phase of drilling with HQ/NQ size can be planned to confirm certain holes, lay out new holes in order to reduce the spacing between existing sections, and to increase the potential depth of mineralization.

- With the newly incoming information, new phases of exploration should be planned around the presently known mineralization in order to extend it in all directions, in particular towards the south and east in order to increase the present tonnage.

- The present drill platforms were designed because of access difficulties with the available equipment. For this reason it is recommended to look into the possibility of a helicopter born drill equipment especially for strategic drill holes in the most inaccessible areas.

- At the same time a new exploration program, albeit small at the start, should be designed to accommodate the La Blanca and Colorada areas which allegedly contains visible gold (La Blanca). Admittedly, the present author did not visit nor look in detail at the potential of the La Blanca or Colorada areas.

La Verde

The La Verde mine operated for a total of 17 months from August 1989 to December 1990, of which the mill operated 13. A breakdown of the raw ore production (47 tons) and lead concentrate (sent to the smelter) is shown in Table 7. The production was very sporadic because of a series of problems such as lack of ore, problems in the mill and/or heavy rain, which caused shipments of concentrate ranging from 62.9 tons down to zero. The average production for the months the mill was in operation amounted to ± 27 tons of concentrate indicating a daily ore production of only ±11 tons per day. In Table 7 which summarizes the Asarco smelter return sheets the entry of dry tonnage for February 10 (20.613 tons) was inadvertently omitted from the monthly total and consequently reduces the total for the operation of the mill changing slightly the overall production and grade figures. No explanation has been given.

The Consejo de Recursos Minerales (CRM) calculated reserves of the La Verde mine are given below (Table 7) and in Figure 11.

Table 7. Reserves of the La Verde mine as calculated by Consejo de Recursos Minerales.

ReservesCategory	Total Tonnes	Gold g/T	Silver g/T	Lead %	Copper %
Positive	8,595	0.13	466	4.33	0.29
Probable	16,100	"	"	"	"
Possible	2,520	"	"	"	"
Total	27,215	"	"	"	"

This total was obtained by discounting the reserves from the maps, and by reducing the probable reserves by 50% and the possible reserves by 75%. The grades taken for the reserve calculations are based on former production figures and on samples collected during the study by the CRM.

In summary, no exploration has been done since the closure of the mine in 1990. Mr. Miguel Pérez Chávez applied for a credit from the Comisión Fomento Minero in order to incorporate a company to further explore and rehabilitate the La Verde mine to put it back into production. This credit was denied and the mine has been dormant ever since.

First Majestic Resource Corp acquired all the concessions along the extension of the main La Verde vein. A detailed exploration program along the entire vein including the smaller parallel veins has now become a real possibility. Any exploration program should include the following work.

- Detailed geology over the entire length of the known extension of the La Verde vein including the parallel smaller veins

- Establishment of a grid for a geochemical survey over the area of interest. Collected samples should be analyzed for a multi-element series (32 elements) plus gold. An adequate number of samples (min. 10%) should be sent for testing by another laboratory for quality control purposes from the start.

- Any arroyo or river, even when dry now and wherever possible should also be sampled to trace potential anomalies to the source with several samples up stream. Samples should be checked with a multi-element (32) method plus gold.

- An IP survey has been proposed by Lammle but the sulphides in the main vein consist of predominantly galena (weakly conductive), sphalerite (not conductive), and minor pyrite. The question is how effective an I.P. or any other methods (NSAMT?) may be.

- Diamond drilling will be the ultimate phase to test potential targets after a thorough investigation of the results of the geology and geochemical surveys as well as any planned geophysical method. One target, already known, is the potential "bolsón" at depth cut off by the NW-SE fault zone at the La Verde mine site.

CONCENTRADOS			Taken from ASARCO Smelter return sheets									
Año	Mes	Dia	Ton. secas	Au	Ag	Pb	Cu	Ton. secas	Au	Ag	Pb	Cu
89	11	7	12.918	1.2	3518	64.4	1.12					
		11	16.028	1.1	3521	64.3	1.14					
		17	25.453	0	3237	53	1.38					
		25	8.5	0	2554	52.7	1.09	62.899	0.526756	3274.7814	58.18023	1.226255
90	1	6	20.613	1.7	6166	58.1	2.27					
		15	6.029	1.2	2842	50.5	1.46					
		20	8.375	1.1	2642	49.8	1.26					
		26	10.553	1.1	2920	47.9	1.31					
		31	9.272	1.4	3425	44.7	1.33	54.842	1.387231	3179.4596	51.76875	1.266353
	2	10	20.677	0	4119	56.6	1.68					
		26	16.569	1.2	6951	46.2	3.01	16.569	1.2	2071.7826	55.65929	2.053369
	3	10	20.677	0	4119	56.6	1.68					
		16	15.249	0	3925	59.4	1.48					
		22	9.573	0	2542	60	0.83					
		28	9.584	0	1986	58.6	0.83	55.083	0	2632.7703	37.69055	1.040355
	4	3	7.283	0	2401	72.6	1.18	7.283	0	2401	72.6	1.18
	5	2	17.017	1.3	4112	51.7	1.07					
		5	9.281	1.3	4634	52.6	2.31					
		7	6.931	1.2	6716	52.8	3.27					
		22	8.701	2.1	9193	50.4	4.01					
		31	6.66	3.3	9987	47.3	4.4	48.59	1.703122	6298.2582	51.19293	2.603554
	6	4	4.08	4.6	5562	59.6	3.71	4.08	4.6	5562	59.6	3.71
	7	3	4.732	4.3	4216	42.7	3.33					
		16	7.512	3.8	4685	56.5	3.02					
		21	6.901	3.4	4491	56.1	2.94	19.145	3.779399	4499.1498	52.94492	3.067785
	8	3	5.03	2.9	4729	51.5	5.02					
		10	7.226	2.8	4769	52.9	5.12					
		16	6.793	1.7	4752	53.4	4.22					
		24	7.431	1.6	3513	62.6	2.25					
		25	7.739	1.8	3713	58.8	2.87	34.219	2.109579	4248.1665	56.23427	3.794525
	9							0				
	10	2	6.817	1.6	7773	51.8	4.89					
		2	6.907	1.3	7100	52.2	4.35					
		4	6.91	1.7	8318	49.8	5.27					
		10	7.304	1.9	9630	47.6	6.02					
		25	4.35	1.7	6157	49.6	3.78	32.288	1.638562	7948.033	50.21105	4.961886
	11	6	6.867	2.4	14692	41.5	5.77	6.867	2.4	14692	41.5	5.77
								341.87	1.30	4372.86	51.48	2.27
MINERAL NATURAL			Taken from ASARCO Smelter return sheets									
Año	Mes	Dia	Ton. secas	Au	Ag	Pb	Cu	Ton. secas	Au	Ag	Pb	Cu
1989	8	15	10.454	0	2.281	49.8	0.95					
	9	9	7.665	0	2.302	46.4	1.02					
	9	19	6.707		1.623	34	0.52					
	11	14	7.772		1.277	26.2						
	12	11	6.981		1.5	31						
	12	11	7.5		1.811	36.6		47.08	0.00	1.83	38.21	0.86

Table 8. Ore and concentrates produced at the La Verde mine site and the Candameña plant during 1989-90 production period. Data taken from ASARCO smelter return sheets (Neumann, 1999 report).

Page for La Verde photos 6 & 7


Fault before movement
<-Location of wider ore
Fault after movement

Figure 2 Illustrates the formation of voids within a fault that then allows the mineralized solutions to form the veins


Mined out bolsa--->
Present shaft bottom --->
<--Posible location of displaced ore

Figure 3 Cut off ore from the bolsa may be located below and laterally.

Figure 10. Interpretation of vein preparation for potential ore shoot mineralization in fissure veins (Fig.2) and the suggested down drop and lateral movement of the displaced ore at the La Verde "bolsón" (Fig.3). Figures taken from the Neumann report (1999)

Space for Figure 11

INTERPRETATIONS AND CONCLUSIONS

The Candameña property in the northwestern Sierra Madre Occidental represents with its more than 5,000 hectares a rather large property. It contains several expressions of mineralization that range from anomalous alteration zones with little to no exploration to mineralized areas that were the target of more intense exploration work. All these areas need to be checked out the sooner the better.

The emphasis of this report, however, is on two mineralized areas, the La Verde fissure vein system and the Nuevo Dolores potential gold bulk tonnage deposit. Both deposits underwent some exploration and even exploitation in the recent past. Both mineralized areas are epithermal in character and are somehow related to a mineralization mechanism closely associated with the formation of the Ocampo caldera, associated igneous intrusions, the formation of smaller calderas within the Ocampo caldera, and the accompanying faulting around the caldera.

Nuevo Dolores mineralization

This area has seen the most intensive exploration work on the present Candameña property. The Manhattan Minerals exploration efforts resulted in a "preliminary drill indicated resource" of 6,089,850 metric tonnes @ 0.905 g/tonne. This preliminary estimate of Manhattan geologists is based on the assay data of the first 44 holes and on cross sections at a distance of 50 m. After drilling the last phase of eight holes Manhattan claimed that these holes did not change substantially the initial estimate despite the fact that in a later report (incomplete) much higher tonnages are mentioned. No complete report or information on resource calculation is available making this situation confusing. At present the "preliminary drill indicated resource" of Manhattan geologists should be considered conservatively as an inferred resource. One fact is certain, gold mineralization is present and from the results in certain holes is promising.

In summary, the present author feels that the Nuevo Dolores project represents a non-compliant drilled resource still in an early stage of exploration and that the resource should be considered an inferred resource at best. The most urgent task at present is to re-evaluate all the data as recommended below in more detail.

La Verde fissure vein mineralization

The size of this fissure vein mineralization is in comparison with the Nuevo Dolores deposit to be viewed on a much smaller scale. On the other hand, very good silver values occur in the galena sample from the mine. Other positive features of this fissure vein is it's traceable extension (1 to 2 km) toward the northeast, the presence of parallel veins, and the possible association of the veins with caldera fractures. It should be kept in mind that no modern exploration was ever carried out on this vein. With an appropriate exploration program new ore shoots may be discovered and even the dislocated part of the La Verde "bolsón" or ore shoot may be discovered. And finally, a small flotation plant only a few kilometers away from the La Verde mine, could be rehabilitated at a reasonable cost and process successfully newly discovered La Verde vein ore shoots.

RECOMMENDATIONS

Recommendations for Nuevo Dolores project

- Relocate the drill core from the city of Chihuahua to the Candameña campsite, after adequately re-identifying the core boxes and where needed to replace them.
- Make a serious and continuous effort to locate and acquire whatever missing info.
- Re-log some if not all the core.
- Re-analyze the core of at least 10 % of the holes and make certain that enough samples (10%) will be tested as duplicate samples by a different lab.
- Enter all the existing data into a software program such as Gemcom or Surpac in order to produce adequate cross and long sections, 3D modeling, etc... for a complete and innovative interpretation of the available information.
- On the basis of the new interpretations the next phase of drilling with HQ/NQ size can be planned to confirm certain holes, lay out new holes in order to reduce the spacing between existing sections, and to increase the potential depth of mineralization.
- With the newly incoming information, new phases of exploration (geology, geophysics, drilling) should be planned around the presently known mineralization in order to extend it in all directions, in particular towards the south and east.
- The present drill platforms were designed because of access difficulties with the available equipment. For this reason it is recommended to look into the possibility of helicopter borne drill equipment especially for strategic drill holes in the more inaccessible areas.
- At the same time new exploration programs, albeit small at the start, should be designed to investigate the La Blanca area (visible gold) and Colorada alteration halo area.

Recommendations for the La Verde vein system

- Detailed geology over the entire length of the known extension of the La Verde vein including the parallel smaller veins
- Establishment of a grid for a geochemical survey over the area of interest. Collected samples should be analyzed for a multi-element series (32 elements) plus gold. An adequate number of samples (min. 10%) should be sent for testing by another laboratory for quality control purposes from the start.

- Any arroyo or river, even when dry now and wherever possible should also be sampled to trace potential anomalies to the source with several samples up stream. Samples should be checked with a multi-element (32) method plus gold.

- An IP survey has been proposed by Lammle but the sulphides in the main vein consist of predominantly galena (weakly conductive), sphalerite (not conductive), and minor pyrite. The question is how effective an I.P. or any other methods (NSAMT?) may be.

- Diamond drilling will be the ultimate phase to test potential targets after a thorough investigation of the results of the geology and geochemical surveys as well as any planned geophysical method. One target, already known, is the potential "bolsón" at depth cut off by the NW-SE fault zone at the La Verde mine site.

J. N. Helsen, Ph. D., P. Geo

Consulting Geologist
International Mineral Exploration

3380 Newmore Avenue
Richmond, B.C., Canada
V7C 1M6
Tel/Fax: (604) 271 - 3384
e-mail:Jhelsen@telus.net

CERTIFICATE of AUTHOR

I, Jan N. Helsen, P. Geol., do hereby certify that:

1. I am an independent consulting geologist with an office at 3380 Newmore Avenue, Richmond, British Columbia, Canada, V7C 1M6.

2. I graduated with a Licenciaat in Geology from the Universities van Leuven, Belgium in 1968. In addition, I have obtained a M.Sc. (1970) and a Ph.D. (1976) in Geology, from McMaster University in Hamilton, Ontario, Canada. I taught for one year, as an associate professor, at Laurentian University, Sudbury, and one year at the University of Waterloo University.

3. I am a fellow of the Geological Association of Canada, member of the Society of Economic Geologists, member of the Association of Professional Engineers and Geoscientists of British Columbia, and a member of the Prospectors and Developers Association of Canada.

4. I have worked as a geologist for more than 35 years since my graduation from university.

5. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

6. I am responsible for the preparation of the technical report titled "Geological Evaluation Report of the Candameña Property, State of Chihuahua, Mexico" and dated May 9, 2005. I visited the Candameña property on March 1 and 2, and looked at the core in Chihuahua on March 3, 2005. This trip with time spent on research and visit took 3 ½ days plus 4 days travel (return) to Vancouver.

7. I have not had prior involvement with the property which is the subject of the Technical Report.

8. I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

9. I am independent of the issuer applying all of the tests in section 1.5 of National Instrument 43-101.

10. I have read the National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

June 10, 2005
Richmond, BC


PROFESSIONAL
PROVINCE
OF
J. N. W. HELSEN
GEOSCIENTIST



Jan N. Helsen

LIST OF REFERENCES

Chávez, W. X., April 1997, Petrographic Observations, New Mexico School of Mines, **in** Nilsson Mine Services Ltd., April 15, 1997, Candameña Project, Chihuahua, Mexico, Site Visit Report, April 1997, prepared for Manhattan Minerals Corporation **in** Manhattan Minerals Corporation compilation volume 1 (press releases and several reports).

Clark, K. F., 1994?, Summary of the Lithology, Tectonic Framework and Metallic Deposits in Sierra Madre Occidental, Northwestern Mexico **in** MDRU (Mineral Deposit Research Unit – U.B.C., Vancouver) – Short Course # 16 " Metallogeny of Mexico, 18-19 April, 1994, presented by Ortega F., Instituto de Geología UNAM, Mexico City, Clark K., University of Texas at El Paso, Staude J-M, U.S.G.S., University of Arizona.

de Cserna, Z., 1989, Chapter 9, An Outline of the Geology of Mexico, **in** The Geology of North America, Vol. A, The Geology of North America – An Overview, The Geological Society of America, 1989, Chapter 9, pp. 233-264.

Hillesland, L. and Carstensen, A., September 16, 1997, Candameña Project Review, Minera Manhattan Operaciones.

Kappes, Cassiday and Associates, June 24, 1997, Candameña Project – Report of Bottle Leach Tests, June 1997, Reno, Nevada 89506, USA **in** Manhattan Minerals Corporation compilation volume 1 (press releases and several reports).

Lammle, C. A. R., September 1999, La Verde Ag-Pb-Zn-Ba Prospect, Candameña Area, Ocampo District, Chihuahua, Mexico, Recommendations for a Preliminary Exploration Program, Burnaby, BC.

Lammle, C. A. R., February 17, 2003, Nuevo Dolores and La Blanca Prospects – Exploration Potential, Candameña, Chihuahua, Mexico, Prepared for Neumann Engineering & Mining Services Inc., Kingston, Ontario, Canada.

Muñoz, F. and Flores, R., January 10, 2005, Candameña Project, Chihuahua, México, Site Visit Report, December 2004, prepared for Majestic Resource Corp, by Exploraciones Geológicas de Occidente, S.A. de C.V.

Neumann, M., November 29, 1999, Exploration and Pre-Production Proposal for La Verde Project, Candameña, Chihuahua, prepared for Miguel Perez Chavez and Javier Aguirre Sanchez. Neumann Engineering and Mining Services Inc., Kingston, Ontario.

Nilsson Mine Services Ltd., April 15, 1997, Candameña Project, Chihuahua, Mexico, Site Visit Report, April 1997, prepared for Manhattan Minerals Corporation **in** Manhattan Minerals Corporation compilation volume 1 (press releases and several reports).

Portillo Reséndes, R., and Rodríguez Lugo, J., November 1987, Universidad Autónoma de Chihuahua, Facultad de Ingeniería, Estudio Geológico del Área de Candameña; Municipio de Ocampo, Chihuahua, Tesis Profesional para obtener el Título de Ingeniero Geólogo, Chihuahua, Chih.

Roldán Quintana, J., and Clark, K. F., 1992, An Overview of the Geology and Mineral Deposits of Northern Sierra Madre Occidental and Adjacent Areas, pp. 39-66, **in** MDRU (Mineral Deposit Research Unit – U.B.C., Vancouver) – Short Course # 16 " Metallogeny of Mexico, 18-19 April, 1994, presented by Ortega F., Instituto de Geología UNAM, Mexico City, Clark K., University of Texas at El Paso, Staude J-M, U.S.G.S., University of Arizona.

Semarnat, May 2005, Chihuahua, Marco físico del estado, www.Semarnat.gob.mx/chihuahua .

APPENDIX I

Description of Thin and Polished Sections
from
DDH 96CN-14, DDH 97CN-15, and DDH 97CN-20
Nuevo Dolores

by

William X. Chávez
New Mexico School of Mines
Department of Minerals and Environmental Engineering
April 4, 1997

FAX TRANSMISSION

To: Andy Carstensen
Gerente Exploraciones
Manhattan Minerals (US) Ltd.
FAX: 52-14-266068 (Chihuahua)

Andy, Larry – Hope these observations are useful – my best regards – Bill

4 April, 1997

From: William X. Chávez, Jr.
New Mexico School of Mines
Department of Minerals & Environmental Engineering
Socorro, New Mexico, USA 87801
505-835-5317(o) FAX: 505-835-5252 Home: 505-266-2989

Dear Andy:

Attached please find petrographic observations and interpretations from drill holes 96CN-14, 97CN-15, and 97CN-20. All samples were prepared as thin- and polished sections, with emphasis placed on defining wallrock alteration assemblages, protolith, and sulfide mineral paragenesis. Thin section petrography indicates that most samples comprise breccias, probably breccias developed from *volcaniclastic or tuffaceous rocks of rhyolitic to rhyodacitic composition*. Alteration assemblages consist of quartz as a silicification product and as a product of mafic mineral and feldspar replacement, alunite, pyrophyllite, and volumetrically minor kaolinite; chalcedony is locally important as an apparent breccia-filling material and as a replacement of phenocrysts. Rutile is locally "abundant", perhaps 0.5 vol-% of rock mass, suggesting well-developed advanced argillic alteration in some sample intervals.

Sulfides comprise volumetrically dominate pyrite and marcasite, with early chalcopyrite as a probable exsolution product contained within pyrite, and *late enargite as a replacement of pyrite*. [No native gold is observed from these samples, even at high magnification].

It is concluded that samples represent various parts of an advanced argillic alteration assemblage developed in tuffaceous to volcaniclastic rhyolites and possible rhyolite to rhyodacite flows. Mineralization followed development of alunite + quartz +/- pyrophyllite +/- rutile +/- chalcedony alteration assemblages. The "high level" nature of the Candamena system is suggested by the presence of *chalcedonic* silica and the abundance of breccias having siliceous cement and/or quartz replacement of groundmass and feldspars.

Detailed observations follow.

96CN-14 17ft.

Protolith for this sample is difficult to ascertain, as the sample comprises a siliceous breccia, but it is surmised that the pre-alteration rock type was a tuffaceous rock, perhaps a rhyolitic(?) lithic tuff or volcaniclastic sediment having a significant tuffaceous component.

Clasts comprise well-silicified, angular to sub-angular fragments made up of coarse quartz grain agglomerates, with individual quartz grains up to mm-scale; most quartz is sub-mm scale and shows uniform to slightly undulatory extinction. Note that *some clasts host quartz veinlets*, with veinlets showing slightly coarser quartz than that observed from the

[97CN-14 17ft - continued]

Quartz-only clasts suggest brecciated quartz phenocrysts; these probable quartz phenocrysts are angular, and often display optically-continuous quartz overgrowths. Some clasts are heavily "stained" with brown, nearly opaque material, probably goethite. Traces probable euhedral barite(?) are noted from the breccia matrix. Weathering-related oxidation has produced fracture-filling goethite staining, probably of exotic origin

This sample represents a well-developed silicified breccia, with quartz comprising the dominate silica phase; traces barite as breccia filling, but no alunite observed. Is this a shallow, silica-cemented, volcaniclastic breccia?

96CN-14 892ft.

Protolith appears to comprise a *lithic tuff(?) displaying well-developed silicification and pyrophyllite replacement textures.* Lithic(?) clasts consist of angular to sub-angular fragments of quartz (probably former quartz phenocrysts), an equigranular to weakly porphyritic rock type (rhyolite or rhyo-dacite porphyry?), and crystal tuff(?).

The long axes of clasts are imbricate, with long axes parallel to laminar-scale stratification; it appears that the stratification is primary, probably representing a thin-bedded tuffaceous rock unit. Clasts show well-developed replacement by coarse grain, sub-mm scale quartz, and quartz phenocrysts, albeit they are broken, show optically-continuous overgrowths of quartz. Silicification is thus manifested as pervasive, sub-mm scale quartz replacement of clasts and groundmass.

Phyllosilicate alteration comprises well-developed *pyrophyllite* replacement of clasts and groundmass, resulting in a felty mesh of pyrophyllite + quartz; *no alunite is observed in this sample.*

It is probable that this sample is a thin-bedded, quartz-rich lithic tuff, with well-developed quartz + pyrophyllite replacement; this assemblage suggests advanced argillic alteration, but with no apparent sulfate (hypogene alunite, jarosite) development. Is this a topographically lower alteration assemblage than the alunite + quartz +/- pyrophyllite association noted from other drill hole intervals?

97CN-15 121ft.

This sample shows very well-developed alunite replacement of phenocrysts and groundmass, representing advanced argillic alteration of a rhyodacite or rhyolite tuff.

Alunite replaces feldspar phenocrysts, with probable plagioclase approximately equal to K-feldspar (??sanidine outlines??). Alunite also replaces groundmass, along with *quartz, kaolinite, and scant white phyllosilicate* ("sericite"). As such, this rock sample displays well-developed argillic to advanced argillic alteration, and probably indicates near-surface (within 500+/- meters?) wallrock alteration.

Euhedral quartz phenocrysts have micron-scale, optically-continuous overgrowths; most quartz phenocrysts are broken, suggesting explosive volcanic origin for this rock type. Hornblende phenocrysts are scant, now replaced by quartz + pyrite + marcasite.

This rock type appears to have been a felsic tuff, and has undergone well-developed quartz + alunite + kaolinite +/- white phyllosilicate replacement. Sulfide mineralization followed this silicate alteration, and consists of pyrite + marcasite as euhedral to subhedral, sub-mm to mm-scale grains; enargite is scant, and is paragenetically later than the FeS_2.

97CN-15 462ft.

This sample displays well-developed quartz + alunite + pyrite replacement of a probable crystal tuff. Protolith composition appears to have been rhyodacite or andesite(?), and pyrite occurs as euhedral, disseminated to veinlet-controlled grains. Alunite and quartz replace feldspar phenocrysts, groundmass, and probable mafic minerals (biotite?). This quartz + alunite assemblage is paragenetically early with respect to sulfide development. Rutile occurs as isolated grains or grain patches, probably representing TiOx residual from mafic mineral replacement.

At least two generations of veinlets are noted in this rock type: (1) an earlier, quartz-only, sub-mm width veinlet having no apparent alteration halo, and (2) a later, sub-mm scale alunite + quartz veinlet assemblage having veinlet-bordering euhedral to subhedral pyrite and marcasite. Pyrite and marcasite also occur as phenocryst-rimming, euhedral to subhedral grains, as probable replacement of mafic minerals, and as fracture-controlled veinlets.

This sample is representative of geochemically high-level hydrothermal alteration, probably part of a high fS_2, high fO_2 epithermal system containing paragenetically late sulfides. The occurrence of quartz-only veinlets temporally followed by quartz + alunite veinlets indicates continuous silica introduction into this part of the hydrothermal system [capable of plugging fractures, engendering pressure changes, brecciation, possible boiling] and successive acid sulfate alteration and replacement of wholerock constituents. *Is gold associated with the late pyrite depositional event(-s), or perhaps paragenetically later?*

97CN-20 147ft.

This breccia appears to have rhyolitic or rhyodacitic protolith, and shows very well-developed silica (quartz, chalcedony) and pyrophyllite replacement of phenocrysts, clasts, and groundmass.

Pyrophyllite occurs as grey, fibrous, patchy masses, apparently replacing groundmass and phenocrysts, including phenocrysts contained in ?felsic volcanic? clasts. *Quartz, as a replacement mineral, is always associated with pyrophyllite;* even clasts comprising fine grain quartz and chalcedony may show some pyrophyllite occurrence. Chalcedonic silica occurs as mm-scale patches, apparently replacing groundmass; alteration-related quartz is volumetrically more abundant than chalcedony. Quartz occurring as lithic fragments is angular to sub-angular, and shows micron-width, optically-continuous overgrowths of quartz.

Sulfides consist of pyrite + marcasite, with *the association sulfide + rutile suggesting that pyrite and marcasite have replaced mafic minerals*, probably hornblende rather than biotite because sulfide + rutile outlines mimic hornblende phenocryst shapes. *Traces enargite replace pyrite* (and marcasite?). No copper sulfides oberved within pyrite or marcasite grains.

Is this a ?higher-level alteration-brecciation volume than the quartz-only intervals? Note that the occurrence of chalcedonic silica suggests silica-enriched solutions (see Fournier, 1985, Fig. 3.1), with silica activities greater than that required for quartz precipitation; furthermore, because pyrophyllite is a higher-temperature (-stable) mineral than kaolinite, and because pyrophyllite is stable at silica activities greater than those for which kaolinite is stable for a given (low) pH, *it is suggested that the assemblage observed in this interval represents a greater silica activity, lower pH, greater temperature mineral assemblage than that represented by the alunite + quartz +/-kaolinite association.* Is this interpretation also suggested by drill hole mineralogic evidence [from this or other drill holes]?

97CN-20 279ft.

This breccia is crudely banded and shows *well-developed advanced argillic alteration* of a fine grain rhyolite or dacite flow? or lithic tuff? Clasts comprise (1) angular to sub-angular quartz fragments with micron-scale optiaclly-continuous overgrowths of quartz, (2) sub-angular to sub-rounded feldspar-rich (crystal tuff??), volcanic rock, with feldspars now replaced by alunite and granular quartz, and (3) quartz aggregates, perhaps ?recrystallized? pumice?? Clasts have pyrite halos, and most breccia matrix consists of pyrite + quartz + alunite +/- rutile. Quartz and alunite replace feldspars in clasts and apparently replace breccia matrix. Hornblende phenocrysts are replaced by quartz + rutile + possible pyrophyllite. Traces zircon as microcrysts. Generally, most clasts are fine grain quartz + alunite, suggesting that the protolith may have been rhyolitic, with quartz-only fragments perhaps representing quartz phenocrysts, broken during explosive volcanism(?).

Pyrite occurs preferentially (1) at clasts margins, *especially as a rimming mineral around quartz + alunite patches*, and (2) as a rim on fine grain *chalcedonic silica* clasts.

Along crudely-developed laminae or thin stratification(?), pyrite occurs as sub-mm scale grains, with micron-scale marcasite overgrowths. Pyrite and marcasite appear to have been deposited preferentially along clast margins and parallel to or along apparent bedding laminae. Traces ?sphalerite as a post-pyrite mineral, apparently not replacing pyrite.

97CN-20 390ft.

This sample is a *laminated to conglomeratic, probably volcaniclastic, tuff, and shows significant silicification (as quartz) and pyrophyllite development.*

Quartz phenocrysts are angular, broken, to rounded and irregularly-shaped. The conglomeratic portion of this interval displays crude bedding, with most conglomerate clasts comprising quartz. As such, this part of the interval is a quartz-rich, possibly epiclastic-volcaniclastic, conglomerate. The finer, laminar-scale strata consist of very fine grain quartz + pyrophyllite (??replaces feldspar phenocrysts??) + pyrite +/- rutile. Pyrite apparently has replaced very fine grain phenocrysts and whatever groundmass existed prior to sulfidation; traces zircon in the laminar-scale horizons suggest a probable felsic nature to this probable volcaniclastic interval. Pyrophyllite also has apparently replaced groundmass and pehnocrysts, with almost 100% replacement of the laminar horizons.

Pyrite occurs as very fine grains concentrated along fine-grain/coarse-grain bedding contacts, suggesting permeability control of pyritization. Pyrite is subhedral, albeit brecciation has engendered ragged-edge grains from apparently well-developed pyrite crystals. Possible pyrite-on-pyrite overgrowths are suggested by the slightly anisotropic nature of this pyrite. *Enargite is scant, comprising approximately 10% of total sulfide, and is paragenetically late with respect to pyrite.*

It is interpreted that *this sample interval represents advanced argillic alteration of a bedded volcaniclastic unit, with (quartz + pyrophyllite)-dominate replacement of apparently rhyolitic or rhyo-dacitic constituents.*

I hope these observations are helpful to you and Larry, and I look forward to discussing your field observations of these same intervals; do these drill hole intervals represent bedded tuffs? Volcaniclastic units? Please keep me apprised.

APPENDIX II

Diamond Drill Hole Characteristics
from
DDH 96CN-01 to DDH 97CN-52
Nuevo Dolores

by

Minera Manhattan Operaciones S.A. de C.V.
(compiled by present author from log sheets)

Minera Manhattan Operaciones S.A. de C.V. - DDH characteristics

Source: log sheets from the 3 Minera Manhattan Operaciones data volumes.

DDH	Date Start	Date Finish	Azimuth	Inclination (In degr.)	Depth (in feet)	Comments
96CN-01	11-May-96	11-Jun-96	S30W	-45	514	
96CN-02	11-Jul-96	11-Sep-96	N20W	-60	342	
96CN-03	11-Sep-96	???	S20E	-45	620	
96CN-04	11-Nov-96	12-Nov-96	S20E	-45	441	
96CN-05	12-Nov-96	14-Nov-96	S70W	-60	747	
96CN-06	?	?	?	?	605	First page missing
96CN-07	15-Nov-96	16-Nov-96	n.a.	-90	257	
96CN-08	?	?	?	?	652	First page missing
96CN-09	1-Dec-96		S20E	-60	441	Lost hole
96CN-10	5-Dec-96	6-Dec-96	N85W	-45	418	
96CN-11	6-Dec-96	?	S20W	-45	1003	
96CN-11A	9-Dec-96	9-Dec-96	S20W	-45	20	2nd chance for recovery (?)
96CN-12	9-Dec-96		n.a.	-90	497	
96CN-13	?	?	n.a.	-90	287	
96CN-14	12-Dec-96	14-Dec-96	S30W	-45	967	
97CN-15	14-Jan-97	15-Jan-97	N75E	-45	814	
97CN-16	15-Jan-97		S20E	-45	1037	with good drawings of core
97CN-17	19-Jan-97	23-Jan-97	N5E	45*	1527	
97CN-18	23-Jan-97	25-Jan-97	S	-60	987	
97CN-19	25-Jan-97	30-Jan-97	N65E	-45	1787	
97CN-20	31-Jan-97	2-Feb-97	S70W	-45	1327	
97CN-21	2-Feb-97	3-Feb-97	35E*	-45	637	* 35E (from N?) Init. S80E?
97CN-22	3-Feb-97	4-Feb-97	S80E	-60	406	
97CN-23	5-Feb-97	6-Feb-97	S85W	-45	847	
97CN-24	6-Feb-97	7-Feb-97	S0W	-45	907	
97CN-25	3-Mar-97	4-Mar-97	S85W	-0	443	
97CN-26	5-Mar-97	6-Mar-97	S85W	+28	367	
97CN-27	?	7-Mar-97	S35W	0	680	
97CN-28	8-Mar-97	9-Mar-97	S35W	+29	388	
97CN-29	9-Mar-97	10-Mar-97	N16E	+29	212	
97CN-30	10-Mar-97	10-Mar-97	N16E	0	257	
97CN-31	10-Mar-97	11-Mar-97	N60E	0	341	
97CN-32	10-Mar-97	11-Mar-97	N60E	+29	254	
97CN-33	11-Mar-97	12-Mar-97	N50E	0	289	
97CN-34	12-Mar-97	12-Mar-97	N50E	+30	199	
97CN-35	12-Mar-97	15-Mar-97	S70W	0	879	
97CN-36	14-Mar-97	17-Mar-97	S70W	-22	874	
97CN-37	17-Mar-97	18-Mar-97	S70W	+28	478	
97CN-38	18-Mar-97	20-Mar-97	?	0	752	
97CN-39	19-Mar-97	?	N30E	-45	1774	
97CN-40	20-Mar-97	21-Mar-97	N20W	0	332	
97CN41	21-Mar-97	?	N30E	0	427	
97CN-42	22-Mar-97	23-Mar-97	N30E	-22	450	
97CN-43	23-Mar-97	23-Mar-97	N0E	-22	789	
97CN-44	24-Mar-97	26-Mar-97	N30E	+29	348	
97CN-45	27-Mar-97	29-Mar-97	S87E	-25	710	
97CN-46	29-Mar-97	?	N30W	-45	975	
97CN-47	29-Mar-97	30-Mar-97	S20E	+8	608	
97CN-48	31-Mar-97	1-Apr-97	S26W	+8	348	
97CN-49	31-Mar-97	1-Apr-97	S	-10	379	
97CN-50	1-Apr-97	?	N65W	-45	1013	
97CN-51	April	?	S30W	-45	927	
97CN-52	4-Apr-97	4-Apr-97	n.a.	-90	205	

Note 1: No information was available on the Phase V DDH 97CN-53→DDH 97CN60.

Note 2: No Easting/Northing coordinates are given in the log sheets.

APPENDIX III

ACME ANALYTICAL LABORATORIES LTD.
Geochemical Analysis Certificate

of

Samples of Nuevo Dolores, La Verde, and Los Altares
Candameña Property, Chihuahua, Mexico
collected by J. N. Helsen

for

First Majestic Resource Corp.
Vancouver, BC

ACME ANALYTICAL LABORATORIES LTD. 852 E. HASTINGS ST. VANCOUVER BC V6A 1R6 PHONE(604)253-3158 FAX(604)253-1716
(ISO 9002 Accredited Co.)



GEOCHEMICAL ANALYSIS CERTIFICATE



Helsen, J.N. File # A500944
3380 Newmore Ave, Richmond BC V7C 1N6

SAMPLE#	Mo ppm	Cu ppm	Pb ppm	Zn ppm	Ag ppb	Ni ppm	Co ppm	Mn ppm	Fe %	As ppm	U ppm	Au ppb	Th ppm	Sr ppm	Cd ppm	Sb ppm
280205-#4	190.93	30.03	>10000	306.7	>100000	1.9	.8	87	1.01	128.2	.4	50.9	.5	24.7	2.73	32.00
010305-#1	15.77	63.57	41.19	69.0	1780	.1	.1	59	2.30	136.1	.2	22.6	1.0	8.7	.14	30.00
010305-#2	6.69	290.00	944.91	19.7	45478	3.6	2.4	23	4.04	1508.3	.1	496.1	.3	15.2	.05	432.00
010305-#3	2.24	2943.35	55.15	31.2	85895	10.4	15.5	19	2.96	1244.9	.1	326.2	.5	11.7	.71	250.47
020305-#1	17.00	839.07	7693.25	6427.2	62012	5.3	17.3	47128	4.23	44.6	1.3	25.9	1.0	382.7	202.00	83.74
020305-#2	2.80	1415.28	>10000	2385.2	>100000	2.5	4.3	5240	1.53	370.0	.1	92.5	.1	216.7	122.51	1540.93
020305-#3	1.92	12.95	80.00	139.8	5491	<.1	1.4	923	.49	99.5	2.0	3.8	.6	1294.0	1.97	13.37
STANDARD DS6/R-2a/AU-1	11.33	121.00	22.80	150.3	290	24.0	10.3	692	2.89	20.9	6.5	44.7	2.9	38.8	5.98	3.14

SAMPLE#	Bi ppm	V ppm	Ca %	P %	La ppm	Cr ppm	Mg %	Ba ppm	Ti %	B ppm	Al %	Na %	K %	W ppm	Sc ppm	Tl ppm	S %	Hg ppb	Se ppm	Te ppm	Ga ppm	Ag** gm/mt	Au** gm/mt
280205-#4	.15	26	.26	.023	3.6	11.1	.04	108.6	.001	21	.27	.008	.13	2.3	.8	.17	.02	375	3.3	.03	1.4	207	.05
010305-#1	3.06	2	.02	.004	1.8	.8	<.01	193.2	.001	<1	.63	.002	.02	.4	.4	.06	.02	360	.4	.73	6.5	2	.02
010305-#2	10.93	7	.02	.002	<.5	8.7	<.01	85.1	.001	<1	.52	.002	.02	1.8	.5	.08	.80	5055	10.7	3.38	3.0	48	.45
010305-#3	3.57	7	.02	.001	<.5	2.7	<.01	16.6	.001	<1	.93	.003	.01	<.1	.8	.39	3.00	6558	4.3	4.43	3.4	92	.28
020305-#1	.38	7	.10	.011	20.2	2.0	.13	236.0	<.001	<1	.45	.007	.15	.5	1.9	.29	.15	5510	.3	.13	2.5	71	.07
020305-#2	5.90	2	.06	.004	<.5	4.0	.02	26.3	<.001	<1	.20	.003	.07	1.0	.6	.17	2.04	22087	1.1	.93	1.2	1066	.08
020305-#3	.15	9	3.60	.012	1.7	3.6	.05	423.6	.002	264	.52	.035	.20	.3	1.2	.91	.15	6494	.1	.12	2.5	5	<.01
STANDARD DS6/R-2a/AU-1	4.85	54	.87	.077	13.9	198.5	.57	167.3	.076	18	1.88	.074	.15	3.2	3.1	1.68	.03	239	4.3	2.29	6.0	161	3.32

GROUP 1F1 - 1.00 GM SAMPLE LEACHED WITH 6 ML 2-2-2 HCL-HNO3-H2O AT 95 DEG. C FOR ONE HOUR, DILUTED TO 20 ML, ANALYSED BY ICP/ES & MS.
(>) CONCENTRATION EXCEEDS UPPER LIMITS. SOME MINERALS MAY BE PARTIALLY ATTACKED. REFRACTORY AND GRAPHITIC SAMPLES CAN LIMIT AU SOLUBILITY.
AG** & AU** BY FIRE ASSAY FROM 1 A.T. SAMPLE.
- SAMPLE TYPE: Rock R150

Data ✓ FA ____ DATE RECEIVED: MAR 11 2005 DATE REPORT MAILED: March 31/05


BRITISH COLUMBIA
CERTIFIED ASSAYER
Clarence Leong

Assay recommend for over limit.

All results are considered the confidential property of the client. Acme assumes the liabilities for actual cost of the analysis only.

Page for Figure 9 (Map sheet) in pocket

THE DIOS PADRE SILVER DEPOSIT
(28° 26' NORTH, 109° 11' EAST)
YÉCORA MINING DISTRICT
MUNICIPALITY OF YÉCORA
SONORA STATE, MEXICO

For

First Majestic Resource Corp

By

A C A Howe International Ltd

April, 2005

Berkhamsted,

Herts, UK

TABLE OF CONTENTS Page

LIST OF TABLES Page

LIST OF FIGURES

1.0 SUMMARY

The Dios Padre silver deposit is located in the Municipality of Yécora in the Sierra Madre Oriental mountain range in the extreme east of the State of Sonora in the Republic of Mexico (Figure 1). The deposit has a long but poorly recorded history of exploration and mining. The available documentation is largely in the form of a variety of visiting consultants' reports and a recent drilling evaluation report. The deposit is isolated by poor roads and the surrounding area has virtually no infrastructure.

The deposit forms part of the Sierra Madre Oriental metallogenic province. It is epithermal in nature and of the low-sulphidation type. It occurs within an irregular oval microgranitic stock whose gross morphology is probably fault bounded. Silver mineralisation was emplaced along the margins and tapering ends of the intrusive, in low-angle internal cooling joints and within steep breccias and in cross-cutting fractures. Fracture intensity is reported to decrease with depth. The stock was emplaced within Middle Tertiary andesitic lavas of the Lower Volcanic Unit of the Sierra Madre Occidental.

The dimensions of the easterly trending stock are approximately 200 m long by 100 m wide. The developed vertical range of the mineralisation is approximately 205 m, over which its mineralogy is zoned. There is effectively no concrete information concerning the bottom 60 m of this development, though stoping is known to have taken place within the upper 30 m and winzing and possibly some stoping occurred below the lowermost level. Mining has taken place directly upwards from the four levels (about 30 m apart), within large open stopes which are apparently supported by square sets and backfill. These old stopes reach approximately halfway between levels, leaving 10 to 20 m thick "crown" pillars as target high grade resources. This configuration will certainly complicate drilling for resource estimation purposes (see Figure 5 and Figure 6).

Based on the available underground sampling data, the high grade mineralisation could contain hundreds of grams of silver per tonne (approximately 350 g/t Ag). This mineralisation is largely in the form of argentiferous galena near surface and as freibergite, a silver bearing variety of tetrahedrite, some 50 to 60 m below surface.

Various interpretations of the intensity of the mineralisation and its projection on a tonnes per metre basis over differing vertical extents have resulted in a wide variation in resource estimates on the property. Howe is unable to confirm any resource estimates at the Dios Padre deposit because of the inaccessibility of the workings and the lack of mine and surface geological and mining plans and sections.

There is a large discrepancy between the two work-based resource estimates by Mackay & Schnellman ("M & S") (1966) and Konkin of Silver Standard Resources Inc ("Konkin") (1996) and the vendors' preferred resource estimate (Bending, 2002). These various estimates show differences in their structural interpretations and the extent to which they extrapolated the vertical extent over which they considered the orebody to be mineralised. These silver resource estimates are:

- M & S (1966) Approximately 6,000,000 tonnes at 420 g/t Ag for 81 million ounces of silver,
- Bending (2002) Approximately 3,500,000 tonnes at 465 g/t Ag for 57 million ounces of silver,
- Konkin (1996) Approximately 706,000 tonnes at 239 g/t Ag for 5.4 million ounces of silver.

There is no evidence that the deepest, partially stoped Santa Fé mine level and the winzes below it were inspected, mapped, sampled or drilled from underground by any of the estimators. Indeed it is likely that the mine has been flooded below the Arroyo level since the Cananea Copper Company carried out mining on the property in the 1940's.

In Howe's opinion, until the mine has been reopened, surveyed, mapped, sampled and drilled from underground, it will not be possibly to effectively determine the resources remaining within the mine, nor those occurring at greater depth. This is because estimates based on projected tons per vertical metre at an average mined grade is not acceptable for CIM resource estimates, particularly within an irregularly developed, vertically zoned epithermal orebody that has been partially mined.

There is some sampling data available. Cia Minera Sahuaripa SA ("Sahuaripa") (CMS, 1972) carried out a series of "bulk" samples and obtained an average mill head grade of 308 g/t Ag from 7,923 tonnes of material.

A number of consultants visited the property during Sahuaripa's period of active operations (about 1964-1971). The only persons to quote any actual sample grades were M&S (1966). M&S list a series of individual sampling values obtained from Sahuaripa during their visit in 1966. It is not known what type of face samples these are. M&S quote a value of 420 g/t Ag for their reserves. Howe carried out statistical analysis of the stope grades listed by M&S and generated a log normalised mean grade of 352 g/t Ag. The arithmetic mean of the samples is 618 g/t Ag.

The only other sampling grades available are those reported by Konkin (1996) from Silver Standard's surface and drill sampling programme and he calculated an inferred resource grade of 239 g/t Ag using a 60 g/t Ag cut-off grade. Howe conducted a statistical exercise using random M&S stope values to provide continuity where Konkin's drill holes intersected old mine workings and stopes. This generated a synthetic log-normally distributed sampling population which is reasonably robust. Howe's synthetic arithmetic mean grade of 231 g/t Ag is similar to Konkin's resource grade. This suggests that Konkin used length-weighted accumulations to obtain his average grade, without making an adjustment for old stoped areas.

However, the fact that both Konkin's real sample and Howe's synthetic sample population distributions approach log-normality, suggests that Konkin's inferred resources are probably overvalued. Howe's synthetic log-normalised mean is 159 g/t Ag, and both Howe's arithmetic and synthetic medians are the same at 174 g/t Ag. This mean-median discrepancy in Howe's sampling populations is probably due to the fact that there is some minor bimodality present in the sample population distribution. Konkin's 239 g/t Ag resource value is considerably different from the log-normalised 352 g/t Ag M&S value and the 308 g/t Ag "bulk" sample value of Sahuaripa and M&S's reported 420 g/t resource grade. The cause of the grade differences between Sahuaripa and M&S is unknown. The differences between the M&S and Konkin resource grade estimates are presumably that Konkin used a lower, 60 g/t Ag cut-off grade for his estimate.

The synthetic mean log grade of all samples of mineralised microgranite, based on Konkin's surface mapping and core logging, is 24 g/t silver (median 23 g/t Ag). This suggests that the mineralisation is more fracture associated than widespread.

The derivation of these synthetic log-mean grades by Howe is not ideal, but there is no other representative grade evidence. However, it does provide a working basis until First Majestic begins to generate its own underground sampling and drill core samples. The silver resources in the mine have not been warranted by the vendors and First Majestic has commenced an exploration programme to validate them. The rim mineralisation geological model appears sound and Howe suggests that, on the basis of the evidence that is available, First Majestic views the property as containing at least 750,000 tonnes of "resources" at grades in the order of 200 g/t Ag. The company should work towards enhancing both this tonnage and grade, initially by concentrating its efforts in the upper, more fractured portions of the mineralised stock.

This grade represents approximately US $41/tonne rock, assuming a price of US $7/oz Ag and 90 % mill recovery, probably only making the property economic as an open pit mining operation at a 60 g/t Ag cut-off. Penalties for included heavy metals (i.e. arsenic, cadmium and antimony) in the concentrates are assumed here to balance out payments for base metals (copper, lead and zinc) and gold.

The principal groundwork for resource evaluation is to explore the microgranitic host rock by drilling and underground sampling. This will entail re-opening the old mine before deciding where the major underground drilling programme should be sited. Howe has proposed a surface and underground exploration programme to map, drill and face sample resources in and beneath the old mine. The first phase of this programme is costed at US $294,640, representing 42,091 oz of silver.

2.0 INTRODUCTION AND TERMS OF REFERENCE

This report is based on company property evaluation reports, a compilation of published and unpublished data, maps and reports made by persons cited below and a two day field examination of the property. The Dios Padre property, belonging to Exploraciones Del Rey, S.A. de C.V. and B.J. Kennemur, was visited by Andrew H. Phillips of ACA Howe International Limited ("Howe") at the request of Mr Keith Neumeyer of First Majestic Resource Corp. ("First Majestic") on 25/26th January 2005. The purpose of the visit was to carry out a site inspection to appraise the exploration potential of the Property and to make recommendations for future work.

The visit was made over a period of four days, in association with the Principals of Exploraciones Geológico-Mineras de Occidente, S.A. de C.V. ("EGMO"), Señors Florentino Muñoz and Ricardo Flores, who have been retained by First Majestic to act as local consultants on this and other properties.

The last substantial work conducted on the Property was by Silver Standard Resources Inc (hereafter generally referred to as "Konkin", 1996) who conducted surface exploration and sampling and a 10 hole surface drilling and surface mine sampling programme over the property.

Units used

The units used in this report are metric, except where conversions are made to Troy ounces (31.1 grams). Silver prices are particularly volatile at present due to hedge fund investment and speculation in commodities. A silver price of US $7 per ounce is used in this report for cost equivalent purposes. This price is based on averaged prices from the London Bullion Market Association (www.lbma.org.uk).

3.0 DISCLAIMER

All information and the conclusions drawn are based on Howe's site visit, reviews of the available documentation concerning previous exploration and mining activities at Dios Padre, various publications and discussions with the Principals of EGMO. It has not been possible to verify any historic data and only those previous data believed to be accurate have been included. Figures from previous documentation have been included in this report and adapted where considered appropriate.

Howe has not been asked to comment on the validity of the Dios Padre licences and mining title information has been supplied by First Majestic. However, Howe notes that the title number and issue date of the Dios Padre exploitation concession differ from those given by Free (1997).

Howe has no firm knowledge as to whether the sources used to compile this report were written by qualified persons or whether earlier workers used a competent laboratory for their assays. However, in view of the conclusions of this report, this is not an impediment. All interpretations and conclusions are based on Howe's research and personal examination of the Dios Padre property.

Though Howe has carefully reviewed the available information, Howe has not concluded any extensive independent investigation or any sampling to verify its accuracy and completeness. Howe reserves the right to, but will not be obligated to, revise this Report and conclusions thereto if additional information becomes known to Howe subsequent to the date of this report.

First Majestic has reviewed final draft copies of this report for factual errors. Hence, the statements and opinions expressed in this document are given in good faith and in the belief that such statements and opinions are not false and misleading at the date of this Report.

This qualifying technical report includes "Forward-Looking Statements". All statements, other than statements of historical fact included herein, including without limitation, statements regarding mineralisation, grades and values, reserve and resource estimates and the possible future plans and objectives of First Majestic Resource Corp. are forward-looking statements that involve varying risks

and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements can be identified by the use of words or variations of such words and phrases that refer to certain actions to be taken, anticipated or forecast events or results that will occur or may be achieved.

Although Howe has attempted to identify factors that could cause actual actions, events or results to differ materially from those suggested or described in forward-looking statements, there may be other factors that could cause unanticipated, unestimated or unintended actions, events or results. There can be no assurance or guarantee that any such forward looking statements will prove to be accurate or even substantially correct, as actual results and future events could differ materially from those anticipated in such statements.

4.0 PROPERTY DESCRIPTION AND LOCATION

The Dios Padre property is made up of three contiguous exploitation concessions covering an area of 285 hectares, shown in Table 1.

The property lies in the Sierra Madre Oriental mountain range in the extreme east of the State of Sonora in the Republic of Mexico, near to the State of Chihuahua as shown in Figure 1. It falls within the Santa Rosa sub-district of the larger Suhuaripa Mining District. The deposit formed the nucleus of the hamlet of Trinidad, which lies within the Municipality of Yécora, the nearest local town and regional centre.

Geographic co-ordinates of the deposit are 28° 26' North and 109° 11' West. This location represents the centre of the Santa Gertrudis Quarry and was obtained using a Garmin 12 XL GPS instrument.

TABLE 1. Dios Padre Mineral Concessions

Concession Name	Title No.	Concession Type	Size Ha.	Valid From	Valid To
Alejandro	184332	Exploitation	120	Oct. 10, 1989	Oct. 9, 2039
Dios Padre	192787	Exploitation	20	Dec. 19, 1991	Dec. 18, 2041
Dos Carlos	194749	Exploitation	145	Jun. 15, 1992	Jun. 14, 2042

The property has been legally surveyed as required under Mexican mining law and the concessions are reported by First Majestic to be registered with the Direccion de Minas in Mexico City. Though the property is named Dios Padre in this report, it is known as La Trinidad in the Consejo de Recursos Minerales ("CRM") geological records. First Majestic does not presently own these three contiguous exploitation concessions and is examining them with a view to purchase. Howe has not been requested to carry out legal due diligence and has no knowledge of any obligations which the current owners of the exploitation concessions may have with regard to the concessions.

The location of the exploitation concessions in a regional context is shown in Figure 2 and the known mineralised zone and other features, relative to the outside property boundaries are shown in Figure 3.

First Majestic is required by law to obtain permission from the Mexican government environmental agency ("SEMARNAT") in Hermosillo prior to conducting "significant" surface disturbance, such as trenching, drilling, or construction of new roads. No permissions or permits are needed for access to the Property or to conduct surface soil and chip sampling and mapping.

First Majestic will have to treat effluent water pumped from the mine, probably by sand filtration and with calcium carbonate prior to discharge into the La Trinidad stream. It is not known if this has yet been permitted. Should First Majestic purchase the property, remedial work will be required with regard to the old tailings dam which is currently being eroded into the La Trinidad stream. This stream ultimately provides the drinking water for the village of Santa Rosa some 10 km downstream.

5.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

5.1 ACCESS TO THE PROPERTY

The Dios Padre mine formed the nucleus of the hamlet of Trinidad which can be accessed from Yécora, the nearest local town and regional centre. Yécora itself can be reached by metalled road from either Hermosillo (277 km on Highway 16) or from Chihuahua (464 km).

Both Hermosillo and Chihuahua are served by international airports. The nearest [known] local airport is at Ciudad Obregon (210 km by road, to the southwest), apparently with daily connections from Hermosillo. Weather permitting (orographic cloud and rain), light aircraft can land on a grass strip at Yécora. A similar airstrip once existed at Santa Rosa (Ledgerwood & McLean, 1966).

Numerous minor landslips were observed in cuttings into steep hill slopes on the twisting approach road to Yécora from the north. These slips occurred in the semiconsolidated ignimbrites and tuffs of the Upper Volcanic Unit (see below) during periods of extended rain.

There are two routes to the deposit from Yécora itself (see Figure 8). A direct, poorly maintained gravel road (the western extension of Calle de Juarez) provides a connection to Trinidad from Yécora (26 kms). This road was being bulldozed by First Majestic to improve communications at the time of Howe's visit. A better maintained road connection is from Yécora along Highway 16 to the San Nicholas turn off (36 km), then along a reasonably well maintained gravel road to Santa Rosa (12 km) and then along a poorly maintained gravel road to Trinidad (8 km). Bulldozing of the section of road from Santa Rosa to Trinidad had been completed by First Majestic prior to Howe's visit.

Underground mine access is via a series of adits and a vertical shaft. Howe was unable to enter the workings at the entrances visited, apart from two short adits within the orebody outcrop.

5.2 CLIMATE AND VEGETATION

The climate of the area allows for a year round field season. Climatic data for Yécora, (17 straight line km away) are shown in Table 2. There will be some climatic differences between the two locations as Yécora lies on a plateau edge at 1,500 m, while Dios Padre lies in the dissected foothills at approximately 1,250 m, below the dissected scarp on which Yécora stands. The likely differences are that Dios Padre will be slightly warmer and drier than Yécora.

TABLE 2. Yécora Climatic Data

Climatic Element	Jan.	Feb.	Mar.	Apr.	May	June	July	Aug.	Sept.	Oct.	Nov.	Dec.	Year
Max. Daily Temp. °C	14.1	14.5	16.7	20.2	23.3	27.7	27.3	27.0	25.0	20.0	15.8	14.0	20.5
Min Daily Temp. °C	-1.7	-1.4	1.9	3.8	6.4	10.9	13.2	12.5	10.4	5.0	0.2	-1.2	5.0
Av. Daily Temp. °C	6.2	6.5	9.3	12.0	14.9	19.3	20.3	19.8	17.7	12.5	8.0	6.4	12.7
Av. Rainfall [mm]	36.1	29.6	19.5	5.7	8.8	71.2	295.1	235.2	102.4	35.2	30.0	48.1	916.9
Thunderstorm Days	0.0	0.0	0.0	0.0	0.1	0.0	1.8	1.6	0.0	0.0	0.0	0.0	3.6

Notes: Period 1961-1990.

Vegetation in the mine area consists of numerous species of cactus, mesquite and other thorny bushes, together with mature eucalyptus trees planted along the La Trinidad stream by previous operators of the mine. Nearby elevated areas carry a cover of pine and oak trees.

5.3 LOCAL RESOURCES

Some supplies and resources, including fuel and food will be available in Yécora. The towns of Ciudad Obregon and the State Capitals of Hermosillo (Sonora) and Chihuahua (Chihuahua) will be able to supply all the needed equipment, supplies and services for mining companies to carry out exploration and mining development projects in the area.

First Majestic has an operational mine at La Parrilla (65 km from Durango in Durango State, 700 km to the southeast) and is also conducting exploration elsewhere in Sonora and is consequently aware of the needs of an isolated team of explorationists.

The principal industry in the area appears to be forestry. Yécora has a population of about 5,000 people, a hotel, a fuel depot and various Government agencies, including a meteorological station.

The Dios Padre property contains the La Trinidad stream, which is unlikely to be able to maintain constant demand for mill process water without damming. It is probable that the old mill's capacity of 50 tonnes per day was determined by the water supply, which was commented on by numerous visiting consultants.

Trinidad probably has a total population of 40 persons and workmen will have to be brought in from neighbouring villages and Yécora. The hamlet apparently once had a population of 900 people, with a school and a telephone line, when the mine was operating (Gomez, 1967).

5.4 INFRASTRUCTURE

Infrastructure at the mine is minimal. There is a bunk house with kitchen and dining room, probably capable of housing 12 workmen. There is a diesel generator at the mill site, which according to Bending (2002) is a Marathon Power Plant rated at 450 kW. This was locked up during Howe's visit and was not inspected.

It is unlikely that any equipment in the old mill would be salvaged by First Majestic, with the possible exception of two banks of Denver floatation cells.

5.5 PHYSIOGRAPHY

The deposit lies on a north-northeasterly projecting shoulder of a small hill in an area of deeply dissected mountainous terrain, the main valley of which runs westward from the mine area. Local relief on the mineral concessions is approximately 250 metres.

The present mill site represents the largest area of flat ground in the vicinity and would serve the same purpose in the future. However, there is little other flat ground in the mining and processing areas and disposal of tailings will require careful thought and considerable civil engineering to prevent stream contamination which is currently occurring from the old tailings dam.

6.0 HISTORY

The 400 year history of the mine, particularly the period prior to the 1960's, is poorly documented. The description below is based on the available fragmentary records; particularly those produced by visiting consultants.

6.1 EARLY HISTORY

The earliest "European" workings were carried out by the Jesuits in the 17th Century using Yaqui 'slave' labour. Their operations took place between 1603 and 1650, when they were expelled from Mexico.

Holbrook (1964) suggests that the Jesuits may have mined approximately 7,000 tonnes mined of ore from narrow, rich near-surface veins. This ore probably contained some silver oxides and native silver.

The Dios Padre deposit has apparently become associated with the romanticised legend of the "lost" Tayopa silver mine. This mine was reputedly of fabulous grade and is also associated with buried silver bars hidden by the Jesuits. Though admittedly intriguing, the legend has no bearing on this report.

The mine was apparently brought into production in 1860 by an "English" company named as L.V. Limited ("LVL"). It has been suggested by Holbrooke (1964) that they may have mined approximately 640,000 tons yielding approximately 16 million ("M") Troy ounces (oz) of silver (at 80 % recovery). This equates to a recovered grade of 25 oz per ton. According to Holbrooke, LVL abandoned its operations in 1910 during the civil strife caused by General Pancho Villa.

Howe was not able to find any trace of this company in the archives of Companies House in England. It is probable that LVL was actually a Mexican or some other offshore jurisdiction subsidiary of a British mining company, that may not have been wholly owned by its parent company.

The fragmentary nature of the early records is shown by Gomez (1967) who records that though LVL were working the deposit in 1890, the deposit was taken over by the Greene Gold Silver Company in 1907, and then was apparently worked in a small way by groups of individuals between 1920 to 1927. It was then acquired and worked by the Cananea Copper Company Limited ("Cananea") between 1927 and 1939, i.e. during the Great Depression. Cananea later drilled two vertical boreholes in 1946/47, apparently to depths of 240 to 245 metres. One of these holes is reported to be located in the mouth of the Santa Gertrudis adit on the north side of the hill. Though a variety of consultants have commented on the 'intersections' made in these two holes, no hard data was reported by them.

6.2 POST-1960 HISTORY

The property was taken up in 1962 by an individual, Antonio Gonzales, who registered it as "Dios Padre". This original property measured 20 hectares in area.

The mine was purchased, rehabilitated and reopened in 1964 by Westville Mines in the name of the Suhuaripa Mining Company ("Sahuaripa").

The post-1964 period saw a succession of consultant's reports on the deposit. Selected aspects of these reports are given below in chronological sequence where they show evidence of production, style of mineralisation and reserve estimates. Howe has assumed that all tonnages reported are metric tonnes, rather than short tons (0.907 tonnes) and accordingly, the silver contents in troy ounces have not been adjusted, but this may not be correct. The various resource and reserve estimates are summarised at the end of Item 6.

J. A. Yanez (August, 1964), considered that the mine had good potential. He gave a proven reserve of 5 million tons (Mt) and a probable reserve of 12 Mt, based on the 2 Cananea holes drilled in 1946/47, at an anticipated average of approximately 32.79 oz silver, 15.10 % lead, 0.28 % copper and 6.30 % zinc per ton; these values being based on "the lowest assay value of ore mined by the Compania Sahuaripa, SA" (Yanez).

Jack B. Brettler (August, 1964), compiled a preliminary report on the mine. The silver price was then US $1.29 per troy ounce. He noted that:

- The ore was laminated and brecciated.
- That weathered ore has a sericitic structure and was higher grade in terms of lead and silver than the laminitic ore (Howe: presumably due to oxide minerals).
- Considerable native silver had been mined in the "lower" stopes.
- Pyrite, arsenopyrite and gold content increase with depth.
- He restated Yanez's reserve estimate.

George L. Holbrooke (October, 1964), estimated that, at 25 to 35 % volume mining of the microgranitic stock, some 7,500 tonnes per vertical foot (or 26,000 t/foot at 100 % extraction) could possibly be extracted over a known vertical range of 550 feet. He anticipated a grade of between 20 to 30 troy ounces per tonne and 10 % lead for this partial extraction. Sahuaripa at that time considered that the un-mined balance of the stock would run at between 2 to 10 ounces of silver per ton (62 to 310 g/t Ag). This has recently been disproved by the results of Konkin's 1996 drilling and Howe's statistical results (see below).

Holbrooke's description of the old mine workings is the most comprehensive and is précised here. The Dios Padre mine was developed over three levels and one sub level, as shown in Table 3 and schematically in Figure 4. The level elevations tabulated below are fixed by that of the Arroyo Adit given by Konkin (1996) as 1,190 m and the remainder based on intervening vertical intervals derived from Holbrooke (1964) and Gomez's (1967) elevations. These elevations should be considered approximate until the topography and mine workings have been resurveyed.

TABLE 3. Dios Padre Mine – Known Extent of Development

Level	Approx. Elevation	Lateral Development
Crest of Hill	1,335 m	n.a.
"Top" of microgranite	1,278 m	n.a.
Borrego Adit	1,250 m?	60 m (at east end of deposit)
Santa Gertrudis Adit Level	1,243 m	98 m
FEL and Rattlesnake Adits	?	75 m
San Carlos Sub-level	1,125 m	46 m
Zapatera Adit Level	1,125 m	+38 m
Arroyo Adit Level	**1,190 m**	1,190 m
Santa Fe Level	1,160 m	1,153 m
To base of winzes	1,129 m	[Development at base?]
Difference / Totals	206 m	More than 2,600 m

Note: The Borrego, Front End Loader (FEL) and Rattlesnake adits drive westward from the eastern hill slope. The others drive southward from the Trinidad side of the hill.

Holbrooke had access to mine survey drawings that had survived since 1910 and to most underground workings. He noted that vertical development included a 73 m deep shaft (1.8 x 4.9 m), at least 186 m of raises and 140 m of winzes. His descriptions of the stope voids is informative in view of possible future mining operations.

Holbrooke reported that stoping on the uppermost *Santa Gertrudis level* had intersected an ancient (Jesuit?) stope that is 9 m long, 2.5 m wide and 46 m high. Another stope was 12 m wide by 23 m long and mined for 24 m above that level. Holbrooke noted that there were two similar plan area stopes which were mined to 12 m above the San Carlos sub-level. On the *Arroyo level*, a single large stope had mined out the western portion of the pipe above the level. This stope was 91 m long, averaged 55 m wide and varied from 12 to 21 m high, open above the level (Figure 5). Other large stopes have been mined along the eastern rim and end of the oval stock up to 30 m above the level. Stoping on the *Santa Fé level* was not as well developed as on the Arroyo Level and was interrupted in 1910 when the mine closed. One large stope was 40 m long by 18 m wide and connected upwards to the Arroyo level. There were five other stopes on the Santa Fe Level. Finally, it appears likely that some stoping has taken place off the winzes below the Santa Fe level (Figure 6).

Holbrooke made the only available estimates of the amount of ore mined by both the Jesuits and LVL. He suggested that, based on stope dimensions, the Jesuits could have mined between 5,000 and 7,000 t from narrow, rich, near-surface seams. He also suggested that LVL could have mined approximately 640,000 t of more than 30 oz/t material, hand-sorted out 190,000 t of approximately 5 oz/t dump material and milled approximately 450,000 t of more than 45 oz/t material. Howe considers that it is

quite likely that some of this tonnage could be attributed to mining by Cananea, prior to 1947 (see Gomez, 1967 below).

Holbrooke commented that mineral zoning on the property showed sphalerite and barytes in the uppermost workings and chalcopyrite increasing in depth. He noted that the rim of the microgranitic stock was preferentially mineralised, as was its northeastern apex on the Arroyo level.

Finally, by taking past production into account, Holbrooke considered that approximately 1.3 to 1.9 Mt of 'ore' could be present above the Arroyo level.

Derek Johnston, (July, 1965), visited the property while it was being rehabilitated. He observed that the 22 mm diameter core from the EX sized holes being drilled for close range stope extensions gave poor recoveries due to the fractured nature of the ground. He noted the presence of large xenoliths of sidewall andesitic lavas within the microgranitic stock.

Johnston observed that the intensity of fracturing of the host becoming less in depth, affecting the style and nature of the mineralisation. Thus, while argentiferous galena in veins and breccias was the main ore source above Santa Gertrudis level, freibergite occurred in veinlets and disseminations on and above the Arroyo Level. He noted that stopes above the Arroyo level have definite linear trends, suggesting that 'high' grade fracture zones had been preferentially mineralised and that 'lower' grade veinlet envelopes probably remained to be mined. He considered that below the Arroyo level, the mineralisation would become more disseminated in nature.

Ledgerwood and MacLean of **Mackay & Schnellman** (M&S, 1966) carried out a mine evaluation exercise on the property in 1966. The copy of their report that is available is incomplete. International Mining Consultants ("IMC"), the successors to M&S, were unable to locate either the text or missing drawings.

M&S had access to some original plans and noted that the mineralisation is not confined to the microgranite stock and also noted that the basalt capping to the stock was mineralised. They considered that the mineralisation on and above the San Carlos sub-level was concentrated in northwest trending fractures that dip northeastwards at 40° to 70°, while the Arroyo level mineralisation is more widespread. This agrees with Johnston's 1965 observations.

M&S provides the only listing of underground assays and analysis available, though there is no indication as to how these face samples were taken, over what lengths and actual sampling locations, apart from a level and usually a stope name. This is the only record of Sahuaripa's sampling grades. Howe carried out univariate statistical analysis of these grades, treating them as point values. Discussion of this analysis is given in Item 9.3. In general the silver and lead sample populations exhibit log-normal characteristics, though some high grade bimodality is present (observed in restricted histogram bin ranges). There are too few copper values for meaningful comment. The values and parameters are discussed later.

M&S considered that approximately 6 Mt of proven and indicated reserves would be available for mining at an average 'projected' grade of approximately 420 g/t Ag, 3.08 % lead and 0.55 % copper. This compares with lognormalised 'point stope' values of approximately 352 g/t Ag and approximately 1.52 % lead, there being insufficient copper values for a meaningful average. Unfortunately the M&S report section on volume and tonnage computations is incomplete.

Dagobert Gomez (1967) produced a degree thesis on the mine. He commented on the 1965 EX stope drilling and on the more extensive 1966 surface and underground programme carried out by Sahuaripa.

Sahuaripa, (CMS, 1972). An undated joint presentation by Sahuaripa and Summit Nuclear Corporation outlines the work carried out on the property between 1964 to 1971. No sampling sheets or assay reports are available, though Sahuaripa's level "plans" and reserve blocking diagrams form part of the presentation.

According to them, sampling was carried out in mine openings, drill cores and by milling bulk samples. Mine opening sample grades reportedly varied from 40 to 80,000 g/t Ag, most ranging between 100 to 1,500 g/t Ag. Core samples grades varied between 20 to 2,500 g/t Ag, with 50 % of the Dios Padre stock reportedly averaging more than 310 g/t Ag. Bulk sampling in 1971 produced 7,923 tonnes of material in 23 tonne lots ranging between 80 to 740 g/t Ag and averaging 308 g/t Ag. Average recovery through the plant into concentrates was about 84 %. Sahuaripa concluded that the silver grades were highly variable over short distances and that bulk sampling gave the best results.

Sahuaripa noted that 47.5 % of the drilling averaged 11 troy ounces of silver per ton and its drilling data are given below in Table 4.

TABLE 4. Sahuaripa 1966 Drilling Results

Hole No.	Intercept m	Ag g/t	Interval M	True Width m	Final Depth m	Inclination and Azimuth
Ddh 1-66	n.a.	-	-	-	196.50	-50° / S023°E
Ddh 2-66	[35 - 41]	[5.5 % Zn]	[6 m]	?	187.90	-59° / N028°W
Ddh 3-66	n.a.	-	-	-	106.80	-78° / N028°W
Ddh 4-66	67.0 - 100.0	260	33.0	32.5	138.61	-25° / S023°E
Ddh 5-66	22.0 - 23.5 50.0 - 56.0	496 388	1.5 6.0	? ?	145.60	-30° / N028°W
Ddh 6-66	n.a.	-	-	-	138.10	-25° / S025°W
Ddh 7-66	28.0 - 40.4 74.0 - 78.5 86.8 - 111.3	74 180 275	12.4 4.5 24.5	8.0 3.0 16.0	137.19	-30° / N038°W
Ddh A1-66*	n.a.	-	-	-	102.13	-45° / S004°E
Ddh A2-66*	n.a.	-	-	-	24.03	-30° / S034°E

Note: * Underground holes. Based on Gomez (1967) and CMS (1972), repeated as Table II of Konkin, 1996.

The available Sahuaripa level plan of the Arroyo Level and a longitudinal stoping section are shown in Figures 5 and 6. As far as Howe is aware, the uncoordinated sketches of the Santa Gertrudis, Arroyo and Santa Fé levels are the available mine plans. One small sampling plan from the Arroyo level is also available.

S. Natarajan (in CMS, 1972) visited the property in 1971. He suggested that the erratic silver grades could be correlated to the content of the more abundant calcite, a suggestion that First Majestic can easily follow up.

Norman A. Grant (1979), a mining engineer, visited the property sometime in 1979 (July?). He considered that the reserves given in the numerous reports contained limited proven ore and that it was difficult to determine the amount of probable ore present. He considered that most of the ore present should be considered as inferred.

Thomas C. Patton (1986), a geologist, visited the property Jan 4, 1986. He concluded that:

- The highest silver grades occurred on the periphery of the breccia pipe.
- The average grade is a function of matrix to fragment ratio of the breccia.
- The stopes wrap around blocks of internal waste (barren andesite).
- Galena is most abundant in the Santa Gertrudis pit, with tetrahedrite more prevalent on the Arroyo Level.
- The lack of surface topographic map would hamper exploration.
- He considered that the intrusive porphyry originally contained 9-10 Mt of rock.

Patton used dimensions of 900 feet long by 350 feet wide and 400 feet deep for the intrusive microgranitic stock. He considered that subtracting the estimated 0.6 to 1 Mt previously mined, plus an

allowance for internal waste, showed that the reserves of both 5.9 Mt (Mackay & Schnellman, 1966) and 4.1 Mt (Sahuaripa/Summit Nuclear, 1971) were geologically feasible.

L. Dudas (1984), of Mountain State Research and Development, reported on the mineralogy of mill products (feed, concentrate and tailings) in samples from the "Pena Blanca" mine. There is no indication in the Dudas report that Dios Padre is the actual source of the mill products. Though the characteristics of the samples and the mill equipment currently on site certainly support that these samples originated at Dios Padre, Howe cannot state that it is actually the case.

Dudas concluded that all the samples showed a mixture of minor quantities of oxidised ore minerals (e.g. jarosite, anglesite and cerussite) and a majority of sulphide minerals (pyrite-marcasite, galena, tetrahedrite, sphalerite, covellite and chalcopyrite). Losses of these partially oxidised sulphides to tailings suggested to Dudas that differential oxide and sulphide flotation was necessary. He also noted that the material was poorly ground and poorly classified. These characteristics would be expected from the crushing and milling circuit equipment seen on site by Howe.

6.3 POST-1990 EXPLORATION AND REPORTS

Silver Standard Resources Inc. carried out a sampling and drilling programme over the property in 1995 to 1996, which was reported on by Konkin (1996) (see Table 5 below). There is a further report on the sampling of the deposit (Lewis, 1996), which was not seen by Howe and which should be obtained by First Majestic approaching Silver Standard directly.

Konkin's 1996 report discusses the drilling of 10 diamond drill holes for a total of 1,421.4 m. Core logs, assay, analytical values and plans and sections are included in the report. Konkin's work has been criticised by later workers (Free, 1997 and Bending, 2002).

Konkin's holes were all drilled in a southerly direction (170°) along the strike of the orebody in an attempt to delineate the whole of the microgranite body by crossing both contacts, to close-off its strike extent and to intersect mineralisation within the stock.

The drilling was concentrated in the centre and the east of the deposit where past stoping was most intense. He drilled three 2 hole fence lines 70 m apart and scattered singleton holes outside this. His borehole locations were surprisingly good, e.g. when DPD 96-08 missed the orebody, he drilled DPD 96-09 slightly steeper (by 21°) and made his widest intersection in the zone close to the apex of the stock. Sketch sections of the three, two hole fences were drawn in the field by EGMO personnel and show that Konkin attempted to thread his holes between known stopes above and below the Arroyo level. Despite this, most of the holes intersected at least one old working.

Both Sahuaripa's 1966 and Silver Standards 1996 drilling probed above and largely below the Arroyo level (Figure 7, after Konkin, 1996). Fourteen holes probed between the Arroyo and Santa Fé levels with some good intersections, while seven holes penetrated below the Santa Fé level without any noteworthy intersections. Though it is possible that the Cananea drill testing in 1946/47 may have passed below the lowermost workings on the mine within the stock, nothing concrete is known about these two holes.

Konkin considered that a drill inferred tonnage of 706,000 tonnes at an average grade of 239 g/t silver over an average width of 14.6 m and strike of 180 m is present at Dios Padre. This resource was based on the 1966 Suhuaripa drilling and Silver Standard's surface and drill sampling. Konkin's grade appears to have been based on sample length weighted averages and contrasts with a synthetic, lognormalised grade of 159 g/t silver calculated by Howe and which is discussed below in Item 9.3.

TABLE 5. Silver Standard 1996 Drilling Results

Hole No.	Intercept m	g/t Ag	Interval m	True Width m	Final Depth m	Inclination and Azimuth
DPD 96-01	26.2 – 33.7	136.2	7.5	6.5	95.7	-55° / 170°
DPD 96-02	68.9 – 70.7	63.0	1.8	1.5	118.6	-48° / 170°
DPD 96-03	16.6 – 24.5 46.9 - 48.4 57.2 - 58.7 85.7 - 87.2	113.6 90.0 192.0 100.0	7.9 1.5 1.5 1.5	6.6 1.2 1.2 1.2	111.3	-45° / 170°
DPD 96-04	10.3 – 17.8 46.8 - 52.8 58.5 - 67.5	195.8 87.5 446.8	7.5 6.0 9.0	5.8 4.6 7.0	120.7	-55° / 170°
DPD 96-05	21.6 – 32.1	153.4	10.5	10.0	120.7	-45° / 170°
DPD 96-06	186.2 – 187.5	45.0	1.5	-	262.7	-55° / 170°
DPD 96-07	65.8 – 68.8	694.5	3.0	3.0	211.8	-55° / 170°
DPD 96-08	71.0-73.0	6.0	2.0	-	112.3	-45° / 170°
DPD 96-09	87.5 - 125.6	290.2	38.1	26.0	163.3	-66° / 170°
DPD 96-10	n.a.	<3	1.4	-	101.2	-55° / 170°

Note: Taken from Table I in Konkin, 1996. Silver Standard used a 60 g/t Ag content cut-off for these intercepts. The silver values in DPD 96-06 and DPD 96-08 were the highest for those holes and were inserted by Howe for comparison.

The main subject of Konkin's report was the Dios Padre silver mineralisation. However, a full suite of elements was analysed by ICP in many cases, including silver and the usual concentrate penalty elements. Silver and gold were fire assayed (but not gold in all cases) and gold values of generally less than but occasionally more than 1 g/t Au are reported often enough in the assay sheets to be of economic interest, providing the gold reports to concentrate.

Bernard Free (1997) wrote a comprehensive report on the mine. He considered Konkin (1996) to have been unduly pessimistic concerning the ore potential of the property. On the basis of past work and reports he assumed that a reserve of 4.5 Mt above the Arroyo level was probably a fair assumption. He also considered that, without further drilling, any reserve estimates below the Arroyo level were academic.

D.A. Bending (2002), like Free (1997) considered Konkin to have been unduly harsh in his estimation of the ore present in the deposit. He estimated that 3.5 Mt of recoverable material at approximately 465 g/t Ag is present.

EGMO (2005), who visited the site with Howe, produced a site visit report including a clearly laid out, preliminary exploration programme which has been used in part as a basis for the Phase 1 preliminary evaluation programme discussed later.

6.4 MINE HISTORY CONCLUSIONS AND COMMENTS

In reviewing the above 15 reports and their conclusions, it is important to note that only Sahuaripa (in M&S, 1966) and Konkin (1996) actually report sampling grades from samples taken by themselves. Underground grade information is only scantily available in reports by M&S (samples of Sahuaripan origin) and for underground bulk stoping samples from Sahuaripa (CMS, 1972).

Drilling grades are available only from Sahuaripa (as composited values only) and Konkin, both using local XYZ co-ordinated drill hole plan locations. Only Sahuaripa's coordinates are available. In addition, apart from useful general descriptions, very little first-hand, detailed geological information is available with the exception of Gomez and Konkin. There are no accurate or co-ordinated mine surface

or underground plans or sections (see Figures 5 and 6); EGMO checked with the CMR to see if these existed at Howe's request.

The various reserve and resource tonnage estimates given in the reports above, are summarised in Table 6 below. No mention has been seen anywhere in all the reports studied of the likely bulk density of the ores, though Sahuaripa's bulk density was calculated to be 2.5 from figures given in their report (CRS, 1972).

TABLE 6. Dios Padre Reserve and Resource Estimates

Estimator	Tonnage Mt	Grades
Brettler, 1964	12.00 Mt proven & probable	Approx. 1,019 g/t Ag, ~0.29 % Cu, 15.1 % Pb, 6.3 % Zn
Yanez, 1964	5.01 Mt proven & 12.13 probable	Not given.
Holbrooke, 1964	1.3 to 1.9 Mt above Arroyo level	20-30 oz silver, 10 % Pb (Expectation)
Mackay & Schnellman, 1966	~6.0 Mt proven + indicated	420 g/t Ag, 3.08 % Pb, 0.55 % Cu
Sahuaripa, 1972	4.12 Mt down to 1,150 m	280 g/t Ag
Grant, 1972	All inferred resources	Approx. 300 g/t Ag
Patton, 1986	More than 4.1 Mt geologically feasible	n.a.
Konkin, 1996	0.7 Mt drill inferred	Approx. 239 g/t Ag over ~ 14.6 m
Free, 1997	4.5 Mt probable above Arroyo Academic below Arroyo Level	Approx. 357 g/t Ag, 3 % Pb, 0.5 % Cu
Bending, 2002	4.5 Mt probable above Arroyo, academic below Arroyo	Approx. 375 g/t Ag , ~3 % Pb and 0.5 % Cu

The neglect of standard working practises and poor record keeping creates difficulties for First Majestic's attempt to estimate the deposit's resources. Effectively First Majestic will have to re-open, survey and sample all the accessible underground openings, together with carrying out underground and possibly surface diamond drilling to reach into unmined pillars above and below the levels it manages to re-open. The Silver Standard drilling report (Konkin, 1996) is the only dependable documentation available to First Majestic (and Howe) with regard to generating CIM compliant resources and reserves.

The use of projected tonnes per metre depth in a highly variably mineralised deposit, such as Dios Padre, can only be used as a general guide to global resources, not as a means of generating ore reserves to CIM standards. Unfortunately this methodology appears to have been used by a number of the authors cited. Furthermore, these authors were either not aware or did not recognise that the silver and lead sample populations are log-normally distributed, which will probably have caused them to over estimate the grades of their projected tonnes per metre. Further, no reference by any of them to the traditional method of cutting the highest grade values leads Howe to believe that previous workers resource and reserve grade estimates are overvalued.

7.0 GEOLOGICAL SETTING

7.1 REGIONAL GEOLOGY

The discussion of the regional geology and metallogeny is based largely on two papers which discuss the regional geology of northwestern Mexico in terms of Laramide granitic intrusives (Valencia-Moreno, 2001) and post-Laramide tectonism, volcanism and metallogeny (Staude and Barton, 2002).

The PreCambrian Basement in northwestern Mexico forms the southern margin of the North American Craton which is here composed of accretionary terrains. The craton is poorly exposed in Sonora due to

cover by later Phanerozoic, mostly volcanic assemblages. Widespread swarms of Laramide granodioritic and granitic intrusives of Late Cretaceous-Early Tertiary age (90-40 million years ago, "Ma") follow a northwesterly trending belt that intruded different geological domains, the belt being hidden beneath the younger Sierra Madre volcanics along its northeast margins.

The area around Yécora falls within the Middle Laramide Belt where extensive granitic intrusives of Laramide age intruded an older basement composed of Ordovician to Permian eugeosynclinal sediments and continental clastic sediments of the Upper Triassic. Locally Laramide volcanics are common and are overlain in turn by the abundant Middle Tertiary (Eocene-Oligocene, 40-20 Ma) calc-alkaline to bimodal volcanic and hypabyssal rocks of the Sierra Madre Occidental volcanic province. Structurally, Mesozoic and early Tertiary compressional tectonism was followed by repeated extensional tectonism (associated with volcanism) in the middle Tertiary.

The Yécora area lies within the western edge of the Sierra Madre Occidental calk-alkaline volcanic province, which forms an elongated, northwest trending volcanic mountain chain, covering an area of 1,200 by 300 km. These volcanics are 0.5 to 2 km thick and overlie and obscure the underlying older basement and the Laramide intrusives.

These volcanics consists of two major sequences whose eruption commenced some 26-30 Ma. The lower volcanic sequence, is referred to colloquially as the Lower Volcanic Unit ("LVU" - McDowell and Clabaugh, 1979) and is composed dominantly of andesite tuffs and flows with lesser dacites and rhyolites. The unit is commonly hydrothermally altered over large areas, as on the Dios Padre concessions. The unit was tilted, graben faulted, locally folded, and deeply eroded before the deposition of the upper sequence. The top of the LVU is usually dated as being of Eocene age.

The upper volcanic sequence, referred to as the Upper Volcanic Unit ("UVU") is largely composed of welded rhyolite ash-flow tuffs (ignimbrites) together with lesser andesite, dacite, and basalt lavas erupted from caldera complexes (e.g. Yécora Caldera, see Figure 8). These rocks are mostly flat-lying and form most of the high plateau which has been deeply dissected along its margins. Numerous intrusions, mostly subvolcanic equivalents to the extrusive volcanic units, cut the basement rocks and the lower part of the volcanic sequence. The basal rhyolitic ignimbrites in the UVU are of Oligocene age.

Post ignimbrite flow faulting followed further crustal extension and caused northwest trending half grabens and fault bounded basins and tilting of the ignimbrite sheets. This was followed by rift type bimodal lavas of Late Cenozoic age (20 Ma to Holocene).

7.2 DISTRICT GEOLOGY

The Dios Padre deposit lies within dissected members of the Lower Volcanic Unit, which in the immediate vicinity of the deposit consists largely of green porphyritic andesite lava flows, pink porphyritic rhyolites and volcaniclastic sediments. The nearby San Nicolas granodioritic pluton is Laramide in origin. It lies beneath the village of Santa Rosa and has been dated at 56.7 $\pm$ 0.2 Ma (i.e. Cretaceous/Laramide). The geology of the area is discussed in the bulletin accompanying the 1:250,000 geological map of Tecoripa (Sheet H12-12) (CRM, 2000) and also the 1:50,000 geological map of Santa Rosa (Sheet H12-D76, not seen by Howe). The district geology is shown in Figure 8.

Geological Oddities

The direct road from Yécora to Dios Padre traverses across and stratigraphically down through the UVU. Two pedestal or mushroom shaped rock features were seen along this road. One is capped by what appeared at a distance to be a welded agglomerate above a column of less well cemented tuffs.

7.3 PROPERTY GEOLOGY

In essence, the Dios Padre silver deposit occurs within a buff coloured, pyritic, porphyritic micrograntic stock intruded into green porphyritic andesitic lavas. The micrograntic stock outcrops and forms the eastern flank of a small hill. The geological description below is a synthesis of reports by Holbrooke (1964), Gomez (1967), Konkin (1996) and Howe's own site observations.

The andesites are generally dark green and occasionally maroon in colour. They commonly contain 5-15 % of plagioclase phenocrysts of up to 4 mm in size, together with minor quantities of chloritised hornblende phenocrysts. Weak to moderately pervasive propylitic alteration occurs adjacent to the microgranite stock. The volcanic rocks in the mine area have a general northwest strike and dip northeastwards at angles between 40 to 70°.

The microgranite hosting the mineralisation is porphyritic, with up to 2.5 mm feldspar phenocrysts set in a matrix of fine-grained quartz and feldspar. The stock is capped by a mafic lava flow above the Santa Gertrudis quarry where it is exposed by erosion. The base of the basalt is reported as being mineralised (M & S, 1966). The basalt is overlain in turn by arenaceous sediments. No thicknesses are available for either formation, though together they are unlikely to exceed 60 m in thickness, based on Holbrooke's (1964) elevations.

8.0 DEPOSIT TYPE

8.1 DISTRICT MINERALISATION

Numerous epithermal mineral deposits were formed during the Laramide period (Late Cretaceous–early Tertiary) in northwestern Mexico. These include Cu (± Mo) porphyries and skarns, W and Pb-Zn skarns, and Au-Ag quartz veins. The mineralization is related to calc-alkaline magmatism and was emplaced in a range of environments from volcanic to fairly deep plutonic environments. In this regard, deposits of molybdenite are associated with the San Nicolas granodiorite near Santa Rosa, to the west of Dios Padre. The exposure of this extensive granodiorite reflects the depth of erosion, which has cut down through the UVU and the LVU in this area. This intrusive probably underlies the Dios Padre deposit in depth, but its relationship to the mineralisation is unknown.

The late Eocene–Oligocene (i.e. middle Tertiary) period was a major period of metallic mineralisation in northwestern Mexico, with the formation of a large number of differing ore deposits types associated with the volcanic rocks of the Sierra Madre Occidental. The principal types are low-sulfidation epithermal Ag-Au (± Pb-Zn-Cu) veins, high-sulfidation Au-(Cu) deposits and high-temperature carbonate hosted deposits (Staude and Barton, 2001).

Most of the more than 800 known middle Tertiary volcanic hosted epithermal precious-metal occurrences in northwestern Mexico are quartz ± calcite veins with chlorite - adularia - sericite alteration halos. Advanced argillic Au (± Cu) deposits (e.g. Mulatos) are however far less common. Some of the districts containing epigenetic deposits are shown in Figure 9, to give some idea of the intensity and age range of mineralisation over this wide region.

The andesites of the LVU are considered the most favourable rocks for mineralisation, although gold-silver prospects are known in all the different rock types. The lithologic contact between the LVU and UVU sequences is considered a particularly favourable horizon for gold mineralisation in the Sierra Madre Occidental, as at Mulatos, perhaps due to greater permeability than the adjacent rock units. Fault structures, of regional or local scale, play an important role in the control of most precious metal mineralisation in the Sierra Madre Occidental.

The Dios Padre deposit lies at the very top of the LVU, assuming that the basalt capping is part of the UVU.

8.2 DIOS PADRE GEOLOGICAL MODEL

The Dios Padre exploration model is simple. The silver bearing epithermal mineralisation is preferentially found in fractures and tabular breccias within, along the margins and the two ends of an irregular, easterly trending microgranitic stock, which dips irregularly but steeply to the north, beneath a hill slope and the valley in which the village of Trinidad is situated. Dimensions and details of the stock are discussed below in Item 9.

Exploration should concentrate on level mapping and drill exploration of the margins and intervening width of the stock, shown as a sketch section in Figure 4. Drilling should also be carried out later for depth extensions of the mineralisation. These intersections will be sampled where mineralised.

9.0 MINERALISATION AND ALTERATION

9.1 DIOS PADRE MINERALISATION

High grade silver mineralisation with minor gold and significant quantities of base metals are present primarily as breccia fillings and replacement deposits coincident with the contacts of the microgranite (Figure 10) and to a lesser extent, within breccias and fractures within the upper portions of the intrusive body itself. Fractures in the wallrock andesites adjacent to the stock are also mineralised.

The Dios Padre Mineralised Stock

The dimensions of the irregular oval microgranitic stock are not known with certainty, but are approximately 200 m long in an easterly direction, by 100 m wide, with a known vertical extent of more than 205 metres. It dips irregularly in a northerly direction at angles of 50° to 70°. Konkin (and Sahuaripa) considers it to be fault bound, which conclusion is supported by the presence of blocks and dykes of andesite "within" the microgranite. The extent of these inclusions is such that Konkin made an allowance of 20 % of volume for them in his resource estimate. He also considers the stock to be a sub-volcanic, porphyritic rhyolitic intrusive within a vent structure, rather than a microgranitic stock.

The stock is cut by numerous fracture and breccia zones that strike northwesterly and dip to the northeast at 40° to 70° (M&S, 1966). Other fractures in the stock strike northeasterly and dip steeply to the northwest. Konkin considers that at least some of this faulting is post-intrusive and post-ore leading to the inclusion of blocks of andesitic wallrock within the lithologically based ore envelope. Holbrooke (1964) noted flat lying jointing and fracturing, while Konkin (1996) describes a centimetre scale tabular brecciation associated with the mineralisation. He considers this tabular breccia to be an original feature and related to the intrusion (and cooling?, Howe) of the intrusive.

It appears that the nature and intensity of the fracturing changes vertically, with more faults and more extensive breccias being mineralised in the upper portions of the stock (e.g. in the Santa Gertrudis quarry and Konkin's borehole DPD 96-09). On the Arroyo level, the mineralisation occurs more as veinlets and disseminations over wider areas, particularly in the eastern end of the Arroyo workings near the 'nose' of the stock (Johnston, 1965 and M & S, 1966). The descriptions by Holbrooke, Johnston, and M&S suggest that shearing is present as its associated fracturing is all but described as conjugate and link fractures, which is confirmed by Konkin.

Dios Padre Mineralisation

The only description of the mineralisation is given by Konkin (1996). He describes the microgranite (or rhyolite as he prefers) as being brecciated and weakly silicified, with cavities forming up to 5 to 7 % of the rock and being partially filled with quartz, barytes, less common calcite and sulphides with silver.

Konkin describes the sulphide and sulphosalt minerals as being medium to coarse grained with coarse grained barytes crystals in association. He also describes weakly disseminated, fine to medium grained

pyrite, galena and tetrahedrite proximal to the intense breccia zones. Coarse centimetre scale breccia mineralised with galena and also bladed barytes (up to 2 cm long) were observed by Howe in the Santa Gertrudis quarry.

Konkin considers the sulphide mineralisation to have been the final phase of mineralisation and that the larger cavities within the breccias remained open after mineralisation had ceased.

Vertical Zonation

The economic and sulphide mineralisation is vertically zoned. Gomez (1967) seems to suggest that concentric mineralisation shells may also be present, though this could be a translation error.

Silver is present in argentiferous galena on the Santa Gertrudis level, together with oxidised silver and lead minerals. Native silver was seen by Howe and EGMO in the Santa Gertrudis quarry. The main silver bearing mineral changes downward into freibergite, a silver bearing variety of tetrahedrite ($\leq$30 % Ag) somewhere above the Arroyo level (some 60 m below).

Various authors have commented that pyrite, arsenopyrite, chalcopyrite and gold contents increase with depth, while sphalerite and barytes occur in the upper levels. The intersection of a 6 m long, 5.5 % zinc value about the Arroyo level elevation in Sahuaripa's DBh 2-66 seems to supports Gomez's concentric shell zonation idea as it is close to the eastern end of the orebody.

Mineral and metal zonation has not been studied in detail and the multi-element analysis performed on the Silver Standard core (and future First Majestic samples) will enable metal zonation to be described more fully.

Vertical Extent of Dios Padre Mineralisation

The known vertical extent of mineralisation at Dios Padre is approximately 205 metres. The vertical extent of economic mineralisation in low sulphidation epithermal precious metal deposits in Mexico can vary between 200 to over 1,000 metres (Albinson et al, 2001). They discusses several geologic and laboratory methods of determining possible vertical extents depths of mineralisation. First Majestic should consider the careful mapping of mineralogical and alteration patterns known in the industry (EGMO, pers comm) and discussed in this paper, before engaging in any deep drilling programme.

9.2 DIOS PADRE ALTERATION

Two main types of alteration were noted on the Dios Padre property. These are intense silicification to form what Howe terms silexites and argillisation, together with haematisation. Field locations of some areas containing such alteration are shown in Figure 3.

The old mill is built over an area of intense alteration which extends westward downstream for several hundred metres (see Figure 3), where pyritic mineralisation associated with silexites has been sampled horizontally along a north-south trending stream bank by Silver Standard. This zone of alteration continues east of the mill and is marked by a massive silexite outcrop. A Silver Standard plan (Konkin, 1996) show an adit has been driven into this hill. This adit was not seen by Howe.

9.3 HOWE SYNTHETIC GRADE ESTIMATES

Howe conducted a statistical exercise using greater than 3 m long, contiguous, greater than or equal to 60 g/t Ag values from Konkin's surface and drill samples, replacing the samples 'lost' within the numerous stope cavities encountered in the drilling with random M&S stope grades. This produced a truncated, synthetic sample population with a log-normalised mean grade of 159 g/t silver and a median grade of 175 g/t Ag. This mean-median discrepancy is small (10 %) and is probably explained by some bimodality being present in the synthetic sampling population(s).

The derivation of synthetic log-normalised mean grades by Howe is not ideal, but there is no other reasonable grade evidence, apart from length-weighted arithmetic means. Such means, if not cut, would overvalue the silver content of the Dios Padre deposit. This synthetic log-normalised mean and median provides a working inferred grade basis for First Majestic until it undertakes its own sampling programmes and generates its own resource grades.

The only persons to quote any actual underground sample grades were M&S (1966), who list a series of individual sampling values obtained from Sahuaripa during their visit in 1966. It is not known what type of face samples these are. M&S quote a value of 420 g/t Ag for their reserves. Howe carried out statistical analysis of the stope grades listed by M&S and generated a log-normalised mean grade of 352 g/t Ag. The arithmetic mean of the samples is 618 g/t Ag with a median of 350 g/t Ag in both cases.

The only other sampling grades available are those reported by Konkin (1996) from Silver Standard's surface and drill sampling programme. Konkin calculated an inferred resource grade of 239 g/t Ag using a 60 g/t Ag cut-off grade. Using only Konkin's reported intersections, Howe calculated a mean intersection grade of 231 g/t Ag, which is very similar to Konkin's inferred resource grade. This suggests to Howe that Konkin used length-weighted accumulations to obtain his average grade, without making an adjustment for old stoped areas.

Howe conducted a further statistical exercise using random M&S stope values to provide sampling continuity where Konkin's drill holes intersected old mine workings and stopes. This generated a synthetic mean grade of 310 g/t and a synthetic log-normal mean grade of 159 g/t Ag, the median being 175 g/t Ag. This synthetic log-normalised sampling population appears quite robust at different sampling bin ranges.

However, both Konkin's real sample and Howe's synthetic sample population distributions approach log-normality. This suggests that Konkin's traditionally calculated resource grade of 239 g/t Ag is probably overvalued, even excluding stoped intersections because Howe's synthetic log normalised borehole mean is 159 g/t with a median of 175 g/t Ag.

Konkin's 239 g/t Ag resource value is considerably different from the log-normalised 352 g/t M&S stope sample value mean, the 308 g/t Ag "bulk" sample value of Sahuaripa and M&S's reported 420 g/t Ag reserve grade. The cause of the grade differences between Sahuaripa and M&S is unknown. Possibly M&S used a relatively high cut-off grade for their calculations. The differences between the M&S reserve and Konkin's resource grade estimates are presumably that Konkin used a lower grade 60 g/t Ag cut-off grade for his estimate.

Howe's synthetic mean log grade of all samples of the mineralised microgranite, based on Konkin's surface mapping and core logs with M&S stope infill grades, is 24 g/t Ag (median 23 g/t Ag). That the mineralisation is fracture associated, rather than generally disseminated throughout the intrusive, is obvious from Konkin's core logs.

10.0 EXPLORATION

Apart from site visits by personnel from First Majestic Mexico Limitada and EGMO, First Majestic has not carried out any systematic sampling or exploration on the property to date.

11.0 DRILLING

First Majestic has not carried out any drilling at Dios Padre to date.

The 1996 Silver Standard core is still at the mine and is stored in stacked, open wooden core boxes under cover in the old mill buildings. The core boxes are largely in good condition, but the core is easily accessible and is therefore not secure. All core boxes are marked.

An examination of several boxes of the core showed that recovery was generally very good, obviously except sometimes within fracture zones.

12.0 SAMPLING METHOD AND APPROACH

First Majestic has not carried out any sampling at Dios Padre to date.

13.0 SAMPLE PREPARATION, ANALYSES AND SECURITY

First Majestic has not carried out any sampling at Dios Padre to date.

The core splitting carried out by Konkin (1996) was done with a blade core splitter. As a consequence, the core splitting was not to a good standard and generally between 40 % and 60 % of the core remains in the core boxes, with a range of 20 % to 80 %. This places some doubt on some of the sampling values given by Konkin. The questionable values can only be settled by relogging and then resampling the core, if permission to do so is granted by the vendors.

Fire assays (30 g and 15 g aliquots for Au and Ag, respectively and chemical analysis were carried out by Chemex laboratories of Vancouver using standard atomic absorption and ICP-AES methodologies in 1996. Silver was determined by fire assay and commonly by ICP. Howe has not analysed the correlation of values in such cases.

No data is given by Konkin regarding sample preparation or the number of blank and duplicate samples used. From Howe's experience, Chemex would have used its own internal standards and duplicates.

14.0 DATA VERIFICATION

First Majestic has not verified any data at Dios Padre to date.

15.0 ADJACENT PROPERTIES

There are no adjacent properties upon which mining operations are being conducted.

There is however an enveloping exploration concession (Balcon No. E-82/28980) surrounding the Dios Padre mining licences as shown in Figure 2. This 1,715 hectare exploration license was reportedly taken out shortly after First Majestic announced it was investigating the Dios Padre property. Ordinarily it would have a 6 year life.

16.0 MINERAL PROCESSING AND METALLURGICAL TESTING

First Majestic has carried out no metallurgical testing at Dios Padre to date.

The only documentation relating to metallurgical testing of the Dios Padre "ore" has been discussed in Item 6.2.

17.0 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

First Majestic has not carried out any sampling or any other systematic work and no data has been generated from which to estimate mineral resources or mineral reserves at Dios Padre. Earlier estimates have been discussed in Items 6.2 and 6.3.

18.0 OTHER RELEVANT DATA AND INFORMATION

Other relevant data and information include:

- Potential environmental liabilities relating to pumping minor quantities of mine waters and the erosion of old tailings into the Trinidad stream should not be overlooked.

- The property (exploitation concessions) contains extensive areas of alteration and is probably poorly explored in terms of modern methods. Only preliminary exploration is proposed in Howe's proposed evaluation programme.

- A potential problem concerning re-entry of the old workings is oxygen deficiency associated with old mine timbers, in addition to accumulations of carbon dioxide (Greig, 1982). In the case of Dios Padre, it is reported that the old workings are supported by square sets whose state and thus capacity for support is unknown. Down-shaft forced ventilation onto the Santa Fé level and into its winzes will probably be required to flush out heavier than air CO_2 concentrations which may drain down through known connections from rotting timbers in the old stopes above both the Santa Fé and Arroyo Levels.

INTERPRETATION AND CONCLUSIONS

- The Dios Padre silver deposit is contained within a distinctive, discrete intrusive lithology.
- The margins and ends of the oval mineralised microgranitic stock are preferentially mineralised.
- The deposit is extremely poorly documented in terms of underground assay results and geological, assay and mining plans and sections.
- The deposit has been square-set mined and filled underground, leaving large irregular openings which are presently unsurveyed. The present state of the void support is unknown, but the fill has been shown by Konkin (1996) to carry sporadically interesting silver values.
- The lowermost Santa Fé level has been inaccessible due to flooding, probably since the late 19340's when the Cananea Copper Company apparently worked the property.
- The ore is partially oxidised in the upper levels, in part due to a 400 year long mine history and has been flooded in depth for about 60 years. This will affect metallurgical recoveries.
- There are large discrepancies between resource tonnage and grade estimates by different workers from the 1960's and the 1990's. Most estimators appear to have generated tonnages on a tonnes per vertical metre basis.
- Statistical analysis shows the silver and lead sample population grades to be essentially log-normally distributed. Ignoring this sample distribution usually has the effect of overvaluing sample composite values, unless outlier high values are cut.
- Statistical analysis of underground samples and drill core values suggests that the likely grade of the deposit will exceed 150 g/t Ag and could reach 300 g/t Ag, depending on the cut-off grade used. Howe suggests that an initial working figure of 200 g/t Ag be considered, not forgetting that sub-1 g/t gold values are also present. This 200 g/t silver grade represents a value of US $41 per tonne, assuming a silver price of US $7 per ounce and a 90 % mill recovery.
- This US $41 per tonne value suggests that the property may only be profitable as an open pit mining operation, although of course higher cut-off grades can be applied.
- Howe suggests that the uppermost portion of the stock where Konkin intersected a broad 38.1 m long zone of values in his DPD 96-09 hole should be preferentially explored for, with a view to open pit mining. Konkin estimated a true width of 26 m for this intersection, of which the length weighted average silver grade was 290 g/t.
- First Majestic will need to reopen the old mine to carry out level mapping and sampling, together with underground drill exploration of the margins of the stock whilst avoiding old stopes. Drilling will also need to be carried out for depth extensions of the mineralisation.
- Only after First Majestic have completed a large part of an underground exploration programme will they be able to generate a deposit-wide resource estimate at a defensible grade.

20.0 RECOMMENDATIONS

Although First Majestic needs to rapidly evaluate the property, this may take longer than anticipated by Howe when in the field. This is because the Dios Padre deposit is partially mined, with an unknown extent of underground openings the condition of which is uncertain, particularly with respect to the 30 m inter-level interval above and below the Arroyo level. The Arroyo Level was re-opened by Silver Standard. Although the Arroyo Adit portal has collapsed, it appeared to Howe that the collapse does not extend further into the adit and thus the adit portal should be readily capable of being re-opened again.

Howe considers that its proposed evaluation programme is likely to take longer, be more complex and more expensive than was originally envisaged. This increased expense is due to intangible costs arising from re-opening the old workings. It is quite possible that First Majestic will have to completely change this programme if the expense of underground re-opening appears likely to far exceed the cost of new, deep surface drill holes.

Accordingly, Howe recommends that First Majestic put the following costed exploration programme into effect:

Phase I – Preliminary Surface and Underground Preliminary Works

Phase IA - Preliminary, Surface Works

	Est. Cost US $
• Improve roads and provide on-site accommodation (completed).	US $ 10,100
• Obtain the necessary permissions and licences to commence operations to reopen the old mine workings, specifically including the permission for single access entry to old mine workings for geological purposes and the required environmental permissions.	US $ 5,000
• Commence environmental baseline studies (including stream gauging for process water and water quality tests) in anticipation of a positive result.	US $ 6,000
• Re-establish the survey grid, locate all workings, boreholes and surface features, including the tailings dam.	US $ 12,500
• Carry out a short five hole, 600 m surface drilling sub-programme to determine if open pittable resources may exist in the well brecciated interval between the San Carlos sub level and the top of the mineralised stock. This programme should increase confidence in the likely viability of mining the property. Any ore found will be partially oxidised.	US $100,480
• Relog (including a photo-record) and resample (if permitted) selected Silver Standard poorly split core and other sampled boreholes intersections to validate the Silver Standard results.	US $ 4,500
• Carry out check sampling on the surface expression of the orebody to validate the Silver Standard results.	US $ 8,960
• Conduct a rapid stream sediment sampling programme to determine if additional orebodies may be exposed and also to determine the extent and effect of downstream tailings dispersion.	US $ 8,580
• Install a water treatment facility for the discharge of mine water from the Arroyo Adit portal into the Trinidad stream.	US $ 2,500
Sub-total – Phase IA	**US $158,520**

Phase IB – Upper Levels Preliminary Underground Works

Est. Cost US $

- Open up all available adits and those underground workings on and above the Arroyo Adit level that are practicable to open for underground survey, geological mapping (microgranite and mineralisation dimensions), evaluation sampling and choose sites for Phase II drilling purposes to validate and extend the Silver Standard results. This includes the Arroyo, Front End Loader, Borrego, Rattlesnake, Zapatera and Santa Gertrudis adits in the Dios Padre workings and also the adit immediately north of the mill. US $ 111,620

- Assess safety hazards associated with old mine timbers and ensure the appropriate safety equipment is available. US $ 5,400

- Install a submersible pump in the Main shaft to dewater the workings down to and below the Santa Fé Level. Treat this effluent prior to discharge into the Trinidad stream. US $ 2,500

Sub-total – Phase IB US $119,520

Phase IC – Assessment of Results of Preliminary Works

Est. Cost US $

- Analysis of Phase I results to determine if CIM indicated and inferred resources can be generated from drilling and sampling results. US $ 5,000

- Initial metallurgical test (core and underground exposure – bulk float) US $ 10,000

- Lodge hard and digital copies of surface plans with the relevant authorities. US $ 1,500

- Decision point for horizontal development either off the Arroyo Level or from an adit on surface to drill both above and below the Arroyo Level.

- Decision point for anticipated significant expenditure required to access the Santa Fé Level.

- Potential point to exercise or decline option to purchase Dios Padre deposit.

Sub-total – Phase IC US $ 16,500
Total Phase I Cost US $294,640

Phase II (underground drilling phase and Santa Fe level reopening) of the programme should be commenced only if the results Phase I warrant it.

Phase II – Arroyo Adit Level Drilling and Santa Fé Level Access and Preliminary Works

Phase IIA – Arroyo Adit Level Drilling

Est. Cost US $

- Carry out underground development required for drill sites during the Phase IIB Santa Fé Level work (100 m). US $ 37,500

- Carry out Arroyo Level drilling (1,000 m NQ). US $168,960

Sub-total – Phase IIA US $206,460

Phase IIB – Santa Fé Level Access and Preliminary Works

Est. Cost US $

- Check the vertical shaft from surface and re-equip it below the Arroyo Level with a ladderway, stages, install a geared manual hoist (for drill and sample movement) and ventilation ducting down to (30 m) and below the Santa Fé Level. US $ 7,000

- Re-open, clean and ventilate the Santa Fé Level, the raises above and the winzes below for surveying, mapping and evaluation sampling. US $106,000

- Attempt to open up a second access through old workings to Arroyo Level (including sampling this opening). US $ 10,000

- Fan drill 1,000 m (NQ) from available locations on the Santa Fé Level to determine microgranite dimensions and tenor of rim and included mineralisation on and below the level. US $168,960
- Assess the most likely rock-mechanics effect that the old mine openings will have on ground stability during any future mining operations. US $ 12,500

- Metallurgical tests (core + underground exposure – differential float). US $ 15,000

Sub-total – Phase IIB US $320,060

Phase IIC – Assessment of Results of Underground Works

Est. Cost US $

- Analyse results, combining surface sampling, Arroyo, Santa Fé and any other level sampling data, together with Silver Standard surface drilling results and First Majestic's underground drilling results. US $ 12,500

- Carry out a pre-feasibility study to generate preliminary mining reserves and inferred resources. US $ 35,000
- Lodge copies of the underground plans and results with the relevant authorities. US $ 1,500

- Decision point for major expenditure of Phase III, evaluation drilling.

- Potential point to exercise or decline option to purchase Dios Padre deposit.

Sub-total – Phase IIC US $ 49,000
Total Phase II Cost US $575,520

Total Phases I&II Cost US$870,160

Phase III would be the final phase of the evaluation programme. It is not costed here and would include further underground development for drilling below the Santa Fe level, as well as infill drilling, the generation of measured and indicated resources, a further more detailed pre-feasibility study to generate reserves, a full feasibility study, reserve re-estimation and finally a decision to mine.

Howe considers that the character of the Dios Padre property is of sufficient merit to justify only Phase 1 of the proposed prospecting programme at present. Only if the results of the proposed 600 m of surface drilling for open pit ore, the sampling of the accessible underground workings and the initial metallurgical tests are sufficiently encouraging, should Phase II of the programme be commenced.

The estimated cost of Phase I is US $294,640 (42,091 ounces of silver at US $7/oz). The total elapsed time for Phase I is likely to be a minimum of 4 months, depending on rig availability and the ease of access into the underground workings.

21.0 REFERENCES

Albinson, T. et al, 2001. Controls on Formation of Low-sulfidation Epithermal Deposits in Mexico: Constraints from Fluid Inclusion and Stable Isotope Data. Soc. Econ. Geol. Spec. Pub. No. 8, pgs 1 to 32.

Bending, D.A., 2002. Geological Report and Summary of Field Examination Dios Padre Mine, Concessions 1874332 (Alejandro), 183961 (Dos Carlos) and 192787 (Dios Padre) in the Municipality of Yécora, Sonora, Mexico. 18 pgs. Unpublished report prepared for B.J. Kennemur, dated December 29, 2002

Brettler, J. B., 1964. Preliminary Report on the "Trinidad" Mine, Trinidad, Sonora Mexico. 9 pgs. Unpublished report prepared for Campania Mineria Suhuaripa SA., dated August 16, 1964.

Greig, J.D., 1982. Gases Encountered in Mines. Section 26 of "Environmental Engineering in South African Mines". Burrows, J., Editor. Published by Mine Ventilation Society of South Africa. 987 pgs.

CMS, 1972. Analysis of Factual Data, 1964-1971, Dios Padre Property. Presentation by Cia Minera Sahuaripa SA de CV and Summit Nuclear Corporation. 60 pgs.

Cortez J.A. et al, 2000. Explanation to Sheet H12-12, Tecoripa Geological, Mining and Geological Map, CLAVE H12-12, State of Sonora. Published at a scale of 1:250,000 by the Consejo de Recursos Minerales de Mexico. Digital document, 106 pgs with extensive appendices.

CRM, 1994a. Geological-Mining Monograph of the State of Sonora (English Edition). Publication M-8e by Consejo de Recursos Minerales de Mexico. Published by Secretaria de Energia, Minas e Industria Parastatal, Subsecreteria de Minas. 220 pgs.

CRM, 1994b. Geological-Mining Monograph of the State of Chihuahua (Spanish Edition). Publication M-14e by Consejo de Recursos Minerales de Mexico. Published by Secretaria de Energia, Minas e Industria Parastatal, Subsecreteria de Minas. 297 pgs.

CRM, 2000. Carta Geologica, 1:250,000, Tecoripa (H12-12). Published by Consejo de Recursos Minerales de Mexico

Dudas L., 1984. Mineralogical Report of Mill Products of a Silver Ore from Pena Blanca Mine. 8 pgs. Report prepared for Pena Blanca Mining Co. by Mountain States Research and Development, Project No. Y83.

Free, B., 1997. The Dios Padre Silver Mine, Sahuaripa Mining District, Yécora, Sonora, Mexico. 18 pgs. Unpublished report prepared for B.J. Kennemur.

Gomez-Hoyuela, **D., 1967.** Geology of the Dios Padre Silver-Lead Mine in La Trinidad, Yécora, Sonora. 35 pgs. Unpublished dissertation for the degree of Engineering Geologist.

Grant N.A., 1979. Letter format site visit report. 6 pgs.

Holbrook, G.L., 1964. Report on the Dios Padre Mine, Sonora, Mexico. 19pgs, with certificate. Unpublished report prepared for Taylor-Leslie Mining & Engineering Corporation Limited, dated October 16, 1964.

Johnston, D., 1965. Report on the Dios Padre Silver Property of Westville Mines Limited, Trinidad, Sonora, Mexico. 30 pgs with certificate and 4 figures. Unpublished report prepared for Westville Mines Limited, dated July 18, 1965.

Konkin, K.J., 1996. Phase 1 Diamond Drill Report, Dios Padre Project, Sonora, Mexico. Unpublished report prepared for Silver Standard Resources Inc, dated December 10, 1996. 28 pgs.

Mackay & Schnellman (Ledgerwood, E, and McLean, I.H.), 1966. Evaluation of Dios Padre Mine Project. Unpublished report prepared by Mackay & Schnellman for Sahuaripa Cia (Nogales), dated 22nd November, 1966. Incomplete report of 28 pgs, with missing pages and figures.

Morán-Zenteno, D, 1994. Geology of the Mexican Republic. Translation of 2nd Edition of "Geología de la República Mexicana", originally published 1985. AAPG Publications, Tulsa, USA. 160 pgs.

Patton T.C., 1986. Preliminary Report on the Dios Padre Silver Mine, Sahuaripa Mining District, Sonora. 3 pgs.

Silver Standard, 1997. Form 20-F, Annual report for Fiscal 1996, Ended December 31, 1996. Submitted to the United States Securities and Exchange Commission. Document filed on SEDAR on April 2, 1997.

Silver Standard, 1998. Form 20-F, Annual report for Fiscal 1997, Ended December 31, 1997. Submitted to the United States Securities and Exchange Commission. Document dated May 15, 1998.

Staude, J-M.G. and Barton M.D., 2001. Jurassic to Holocene tectonics, magmatism and metallogeny of northwestern Mexico. Geol.Soc.Amer. Bulletin, October, 2001, v. 113; No. 10; p1357-1374; 12 figures.

Valencia-Moreno, M. et al, 2001. A chemical and isotopic study of the Laramide granitic belt of northwestern Mexico: Identification of the southern edge of the North American Precambrian Basement. Geol.Soc.Amer. Bulletin, November, 2001, v. 113; No. 11; p1409-1422; 12 figures.

Yanez, J.A., 1964. Report on the Trinidad Mine. 7 pgs, with plans and sections (missing). Report prepared for Campania Mineria Suhuaripa SA., dated August 1964.

BIBLIOGRAPHIC LISTING

The following bibliographic list is of reports on the Dios Padre deposit that have not been seen by Howe, but which are known to exist from references in Konkin (1996) and other reports:

Fitch, F.H., 1967. Geology and Choice of Mining method at Dios Padre Mine Project, September, 1967.

Furth, G., 1987. Cash-Flow Projection for the "Dios Padre" Mine, Trinidad, Sonora, Mexico.

Lewis, T.M., 1996. Exploration sampling report on the Dios Padre Property, Sonora, Mexico. Unpublished report prepared for Silver Standard Resources Inc, dated January, 1996.

Robertson, DS., 1965. Report on the Dios Padre Mine, Trinidad, Sonora, Mexico. Report prepared for Westville Mines Limited, dated March 1, 1965.

22.0 ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES

Though it is possible that the Dios Padre silver deposit could become an operational mine, the current Resource status at the deposit is insufficiently defined for First Majestic to make a decision to mine the deposit. Accordingly, the deposit is not a development property and the additional requirements envisioned by Canadian National Instrument 43-101 for development properties are not required.

23.0 ILLUSTRATIONS

USA
MEXICO
USA
MEXICO
N
E
S
W
SONORA
CHIHUAHUA
Hermosillo
Sahuaripa
Mulatos
Yecora
Chihuahua
Ciudad Obregon
SIERRA MADRE OCCIDENTAL
SINALOA
DURANGO
GULF OF CALIFORNIA
Ottawa
Washington, D.C.
Mexico City
Belmopan
Guatemala
0 50 100
kilometres

LEGEND

- Dios Padre Deposit
- International Border
- Mexican State Border
- Town
- Road
- Railroad
- River
- Airport

FIGURE 1: LOCATION OF THE DIOS PADRE DEPOSIT, NORTH MEXICO


A C A Howe International Limited


690,000 mE
700,000 mE
N
Trinidad
Santa Rosa
Key to Licences
Alejandro : T-184332
Dios Padre : T-192787
Don Carlos : T-194749
Balcon : E-82/28980
3,150,000 mN
Yécora
3,140,000 mN
0
2
4
kilometres
Concession boundaries based on CRM documentation
A C A Howe International Limited

FIGURE 2: DIOS PADRE EXPLORATION CONCESSIONS - REGIONAL VIEW

Exploration Concession - BALCON E-82/28980
Exploration Concession - BALCON E-82/28980
Exploration Concession - BALCON E-82/28980
Exploration Concession - BALCON E-82/28980
< Trinidad
Arroyo Adit >
< Exploitation Concession
DIOS PADRE T-192787
Zapatera Adit >
Vertical Shaft
< Claim Monument
Sa. Gertrudis Adit >
< Dios Padre
Microgranite
Exploitation Concession
ALEJANDRO T-184332
Exploitation Concession
DON CARLOS T-194749
0
0.2
0.4
Kilometres
A C A Howe International Limited

FIGURE 3: DIOS PADRE EXPLOITATION CONCESSIONS DETAIL INCLUDING SKETCH GEOLOGICAL MAPPING

A. Philips.
14/04/2005


West
East
~1,335 m
Sedimentary cap
Land Surface
Basalt
~1,243 m
Santa Gertrudes Adit
~1,225 m
San Carlos Sub-level
& Zapatero Adit
Porphyritic
Andesites
Arroyo Adit
Santa Fe Level
~1,120 m
Base of Santa
Fe Winzes
Microgranitic Stock
Porphyritic
Andesites
NOT TO SCALE
?
[Laramide Granodiorite in depth?]
?
A C A Howe International Limited

FIGURE 4: SCHEMATIC VIEW OF THE DIOS PADRE SILVER DEPOSIT SHOWING ASPECTS OF THE GEOLOGY AND DEVELOPMENT.

A. Phillips.
14/04/2005


LEGEND
Key to Symbols:
Stope on level
Stope off level
Main Shaft
Raise
Winze
Development
Lithologies
Microgranite Stockwork
Porphyritic Andesites
Arroyo Level Elevation taken as 1,190m
To Arroyo adit portal
N
Stock hanging wall
~1,210m
1,195m - 1,204m stope
1,201m - 1,222m stope
Sub ~ 1,215m
Sub ~1,216m
Stock foot wall
0 10 20 30 40 50
Metres
Taken from report by B. Free, 1997
A C A Howe International Limited

FIGURE 5: ARROYO LEVEL PLAN SHOWING STOPING.

West

East

Approximate Elevations

~1,278m

~1,243m

~1,125m

~1,190m

~1,160m

~1,129m

Approx. Base of Basalt Capping

"Jesuit" Stope

Outcrop of microgranite

Approx. Santa Gertrudis Level

San Carlos Sub-level

Guadalupe y Calvo

Cal y Canto Del Norte

Santa Marta

Muerto

Concheño

San Jose

Santa Maria

La Passession

Colorados

Cal y Canto

El Barreno

Arroyo Level

Esperanza No. 2

Santa Fé

Los Angeles

Santa Fé Level

Santa Fé Winze

Winze No. 2

Winze No. 3

0 10 20 30 40 50

Metres (approximate)

After a drawing by Cananea Copper Company, 1947

FIGURE 6: COMPOSITE LONGITUDINAL STOPE SECTION, LOOKING NORTH



A C A Howe International Limited


West
East
Elevation (m)
Santa Gertrudis
Quarry Area
Vertical Shaft
behind section
ARROYO LEVEL
(1190m)
SANTA FE LEVEL
(1155m)
45.0 / 1.5 = g/t Ag / Intercept Length (metres)
0
20
40
Metres
After Figure 17 of Konkin, 1996

FIGURE 7: DIOS PADRE COMPOSITE DRILL SECTION, LOOKING NORTH. SILVER STANDARD COMPOSITE DRILL SECTION ON STRIKE, SHOWING INTERSECTIONS AND MINE LEVELS.

A C A Howe International Limited


3,175,000 mN
HERMOSILLO
N
LEGEND
Stratigraphy:
Quaternary
Alluvium
Conglomerate
Tertiary - Neogene
Polymict Conglomerates & sandstones
Basalt - Andesite lavas
Polymictic-basaltic conglomerates
Tertiary - Paleogene
Basalt-Andesite lavas
Basalts with ryholitic tuffs
Ryholitic tuffs with basalts
Ryholitic tuffs & ryholites
Andesites & andesitic tuffs
Upper Cretaceous
Andesites & andesitic tuffs
Intrusives
Quartz-monzonite
Monzonite
Key to Symbols:
Dios Padre Deposit
Other Mineral Deposits
Hydrothermal alteration
Transverse Fault
Normal Fault
Pseudostratification
Dip
Town
Road
SANTA ROSA
3,150,000 mN
YÉCORA
CHIHUAHUA
CIUDAD OBREGON
CALDERA YÉCORA
675,000 mE
700,000 mE
0 5 10
KM
3,125,000 mN
From CRM 1:250,000 Mapsheet Tecoripa H12-12

FIGURE 8: DIOS PADRE REGIONAL GEOLOGY

A C A Howe International Limited



USA
106°W
115°W
31°N
Ensenada
Ciudad Juarez
GULF
OF
CALIFORNIA
BAJA
CALIFORNIA
CHIHUAHUA
Hermosillo
Chihuahua
SONORA
Ciudad Obregon
BAJA CALIFORNIA SUR
PACIFIC
OCEAN
SINALOA
DURANGO
Culican
Mazatlan
NAYARIT
LEGEND
Dios Padre Deposit
Deposit Rock Types:
Metamorphics
Volcanics
Intrusives
Sediments
International border
State border
Major Town
Stratigraphy:
Late Tertiary
Middle Tertiary
Late Cretaceous - Early Tertiary
Cretaceous
Late Jurassic
0
200
400
KM
21°N
After Figure 1 of Staude & Barton, 2001
A C A Howe International Limited

FIGURE 9: EPIGENETIC MINERAL DEPOSITS IN NORTHWEST MEXICO


South
North
LEGEND
Porphyritic Andesite:
med–dark green andesite groundmass
with 7–10% carbonate altered
feldspar phenocrysts, up to 2–3%
chlorite altered hornblende phenocrysts,
weakly–mod. calcareous, trace–1% disseminated
pyrite.
Porphyritic Intrusive:
pale–med. beige–grey fine–grained groundmass,
7–10% 1–3mm altered feldspar phenocrysts,
weakly silicified, moderate–very strong clay alteration,
often very vuggy and brecciated,
2–3% disseminated + veinlet pyrite
Brecciated 5–7% barite + quartz veinlets,
stringers and vuggy cavity infills, containing
up to 7–10% disseminated veinlet sulphides
including 3–5% galena, 1–2% friebergite.
Hanging wall rim
mineralisation
DPD96–03
(–45°)
113.6 g/T Ag
7.9m
Development close to or
on San Carlos Sub-level
Drift
Foot wall rim
mineralisation
No recovery
Open
Pillar
Stope
Old Stopes above
Arroyo Level
E.O.H.
111.3m
0
10
40
Metres
After Figure 5 of Konkin, 1996

SAMPLE No.	Width (metres)	Ag (g/T)	Au (ppb)	Cu (ppm)	Pb (ppm)	Zn (ppm)
946275	1.5	<3	<5	20	145	250
276	1.5	<3	<5	25	30	260
277	1.5	<3	<5	35	290	360
278	1.5	3	<5	30	2230	415
279	1.1	3	30	15	1275	460
280	1.8	102	25	295	1.80%	930
281	1.5	151	40	340	2.44%	760
282	1.5	77	40	85	2.51%	710
283	1.5	105	60	145	7620	305
284	1.5	130	55	215	310	240
285	1.5	53	215	85	575	165
286	1.5	20	1240	45	945	285
287	1.8	5	165	25	845	875
–	1.8	DRIFT–NO BACKFILL				
288	3.0	5	325	50	2230	1165
289	2.0	<3	40	20	160	340
290	2.0	<3	<5	20	110	225
291	2.0	<3	5	30	215	340
292	2.3	<3	<5	5	50	305
293	1.5	6	<5	90	1740	1200
294	1.5	29	<5	445	2700	910
295	1.5	12	<5	155	1760	1065
296	1.5	60	<5	1600	4930	1655
297	1.2	5	<5	60	1340	850
298	1.6	<3	<5	40	365	370
299	1.5	5	<5	25	1370	880
300	1.5	5	45	45	3950	530
301	1.5	<3	<5	10	205	410
302	1.5	5	<5	55	745	495
303	1.5	192	10	2480	1.44%	2040
304	1.5	20	25	220	4420	605
305	1.5	25	<5	330	3580	1250
306	1.5	11	<5	150	460	960
307	1.5	<3	<5	70	385	875
308	1.5	<3	<5	5	290	865
309	1.5	<3	<5	5	320	820
310	1.5	<3	<5	5	340	920
311	1.6	<3	<5	5	645	1350
312	1.5	<3	<5	15	680	1270
313	1.5	<3	<5	5	290	1305
314	1.5	<3	<5	<5	435	1155
315	1.5	<3	<5	5	480	1405
316	1.5	3	<5	30	1015	895
317	1.5	<3	<5	5	375	810
318	1.5	<3	<5	5	445	1170
319	1.5	9	<5	55	4400	1150
320	1.5	<3	<5	5	455	455
321	1.5	28	<5	315	1555	675
946322	1.5	100	5	1080	8260	635

SAMPLE No.	Width (metres)	Ag (g/T)	Au (ppb)	Cu (ppm)	Pb (ppm)	Zn (ppm)
946323	1.5	3	25	50	790	330
324	1.8	<3	<5	25	105	255
325	1.5	<3	<5	20	50	220
946326	1.5	<3	<5	30	80	195

FIGURE 10: DIOS PADRE DRILL SECTION. LOOKING WEST AT DRILL SECTION ALONG SILVER STANDARD BOREHOLE DPD 96-03 , SHOWING INTRUSIVE RIM MINERALISATION AND OLD WORKINGS

A C A Howe International Limited

AUTHOR'S STATEMENT OF QUALIFICATIONS AND CONSENT

I, Andrew H. Phillips, am a Senior Associate Geologist with ACA Howe International Limited of 254 High Street, Berkhamsted, Hertfordshire, HP4 1AQ, England do state that:

I graduated with a BSc (Honours) degree in Geology from Rhodes University, Grahamstown in 1973 and with a MSc in Geology from the University of the Witwatersrand, Johannesburg, 1983, both universities being situated in the Republic of South Africa.

I am a Fellow of the Institution of Materials, Mining and Metallurgy, London and a Fellow of the Geological Society, London, both in good standing, both in the United Kingdom. I am registered as a Chartered Engineer, Reg. No. 357990/1986, in the United Kingdom and a Professional Registered Natural Scientist, Reg. No. 1478/1983, in the Republic of South Africa.

I have worked as a geologist for more than 30 years in various countries around the world, particularly in Africa, Europe and the old COMECON countries since commencing work in 1972.

I am responsible for the preparation of the technical report entitled "The Dios Padre Silver Deposit, (28° 26' North, 109° 11' East), Yécora Mining District, Municipality of Yécora, Sonora State, Mexico"

I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading. This report is based on a site visit on the 25th and 26th of January, 2005, scrutiny of various geological consultants' assessment reports, limited assay data, personal interviews and published and unpublished literature, either independently researched or provided by First Majestic Resource Corp.

I am independent of the issuer applying all of the tests in section 1.5 of National Instrument 43-101. I have read Canadian National Instrument 43-101 and Form 43-101F1 and this Technical Report has been prepared in compliance with that instrument and form.

I am a "qualified person" for the purposes of Canadian National Instrument 43-101 by virtue of my qualifications and experience.

ACA Howe International Limited consents to the filing of this Technical Report with any Canadian stock exchange and other Canadian regulatory authority and any publication by them of the Technical Report, including electronic publication in the public company files, on their websites accessible by the public.

Dated at Berkhamsted, Hertfordshire, England; this 14th day of April, 2005.



Signature of Author
Andrew H. Phillips MSc, CEng, PrSciNat